Exhibit 99.1

Comamtech Inc.

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

To be held on May 18, 2011

MANAGEMENT INFORMATION CIRCULAR

April 14, 2011

COMAMTECH INC.
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, Ontario M5H 2T6

April 14, 2011

Dear Shareholder:

On behalf of the board of directors and the management of Comamtech Inc. (“Comamtech”), it is my pleasure to invite you to attend a special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Comamtech, scheduled to be held on May 18, 2011 at 10:00 am (EDT) at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9. Enclosed you will find the notice of meeting, management information circular and a form of proxy for the Meeting.

The purpose of the Meeting is to seek the approval of the Shareholders for an arrangement (the “Arrangement”) pursuant to which, among other things: (i) Comamtech (through a wholly-owned subsidiary) will amalgamate with DecisionPoint Systems, Inc. (“DecisionPoint”); (ii) shareholders of DecisionPoint will hold approximately 68.4% of the issued and outstanding common shares of Comamtech, on a fully diluted in-the-money basis, following all payments due upon closing of the Arrangement; and (iii) Comamtech will be continued under the laws of the State of Delaware (the “Continuance”).

The accompanying management information circular contains a detailed description of the Arrangement, as well as detailed information regarding Comamtech and DecisionPoint. Shareholders previously approved the Arrangement and Continuance as separate special resolutions on March 2, 2011. On March 23, 2011, Comamtech announced that the Ontario Superior Court of Justice (Commercial List) had agreed to adjourn the hearing for a final order. Comamtech and DecisionPoint agreed that it was in the best interests of Shareholders to amend the adjustment clause found in the previous plan of arrangement in order to more accurately reflect the value of Comamtech’s assets.

The Arrangement is an appropriate way for a solvent public company, such as Comamtech, to provide the Shareholders of Comamtech the opportunity to have an indirect interest in an operating company.

The Arrangement will take effect only if it is approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting, and if a final order of the Ontario Superior Court of Justice (Commercial List) is granted, provided the other conditions to the completion of the Arrangement have been satisfied or waived.

ModelCom Inc. provided Comamtech’s board of directors (the “Board of Directors”) with a fairness opinion dated April 8, 2011 to the effect that, based on its scope of review and subject to the restrictions, limitations and assumptions contained therein, the Arrangement is fair, from a financial point of view, to the Shareholders. After careful consideration, and relying in part on such fairness opinion, the Board of Directors has determined that the Arrangement is fair, from a financial point of view, to the Shareholders and that the Arrangement is in the best interests of Comamtech. The Board of Directors has unanimously ratified the Arrangement (which was previously unanimously approved by the board of directors of Copernic Inc.) and unanimously recommends that the Shareholders vote FOR the Arrangement.

Your vote is important regardless of how many common shares of Comamtech you own.  We hope that you will be able to attend the Meeting. If you are unable to attend the Meeting in person and are a registered Shareholder, in order to ensure that your vote is recorded, please return the enclosed form of proxy, properly completed and signed, no later than 5:00 p.m. (EDT) on the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or to the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof, prior to the beginning of the Meeting.

Non-registered Shareholders or Shareholders that hold their common shares of Comamtech in the name of a “nominee” or “intermediary”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee or intermediary as to how to complete their form of proxy and vote their common shares. Non-registered Shareholders will have received the accompanying management information circular in a mailing from their nominee or intermediary, together with the form of proxy or a voting instruction form. It is important that non-registered Shareholders adhere to the voting instructions provided to them by their nominee or intermediary.

The voting rights attached to the common shares of Comamtech represented by a proxy in the form of proxy accompanying the circular will be voted in accordance with the instructions indicated thereon.  If no instructions are given, the voting rights attached to such common shares will be voted FOR the Arrangement.

On behalf of Comamtech, I would like to thank you for your continuing support.

Yours very truly,

(s) Marc Ferland
President and Chief Executive Officer

COMAMTECH INC.
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, Ontario M5H 2T6

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that a special meeting (the “Meeting”) of shareholders (the “Shareholders”) of COMAMTECH INC. (“Comamtech”) will be held at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9, on  May 18, 2011 at 10:00 am (EDT) for the following purposes:

1.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated April 14, 2011 at 10:00 a.m. (EDT), as the same may be amended, and, if deemed advisable, to pass, with or without variation, a special resolution of the Shareholders, the full text of which is annexed to the accompanying management information circular (the “Circular”) as Schedule A, to approve an arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (“OBCA”) involving, amongst others, Comamtech, DecisionPoint Systems, Inc. and 2259736 Ontario Inc., all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Particulars of the matters referred to in this Notice are set out in the attached Circular.

As required by the OBCA, a form of proxy is enclosed. If you are unable to be present personally at the Meeting and are a registered Shareholder, you are requested to complete, sign and return the enclosed form of proxy in the prescribed manner.

Non-registered Shareholders or Shareholders that hold their common shares of Comamtech in the name of a “nominee” or “intermediary”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee or intermediary as to how to complete their form of proxy and vote their common shares. Non-registered Shareholders will have received the Circular in a mailing from their nominee or intermediary, together with the form of proxy or a voting instruction form. It is important that non-registered Shareholders adhere to the voting instructions provided to them by their nominee or intermediary.

DATED at Québec, Québec this 14th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF COMAMTECH INC.

(s) Marc Ferland, President and Chief Executive Officer

These materials require your immediate attention. Should you not understand any of the contents of this document, please consult your professional advisors.

COMAMTECH INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES
Date: April 14, 2011

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Comamtech Inc. (hereinafter referred to as the “Corporation” or “Comamtech”) to be used at the special meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) to be held at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Quebec, Canada, H4Z 1E9, on May 18, 2011, at 10:00 a.m. (EDT) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the notice of Meeting (the “Notice of Meeting”) which accompanies this Circular. It is expected that such solicitation will be made primarily by mail. Proxies may also be solicited by the directors or officers of the Corporation personally or by telephone at nominal cost. The cost of solicitation by or on behalf of the Corporation will be borne by the Corporation. Except as otherwise indicated, all information set forth in the Circular is as at April 14, 2011.

COMAMTECH FORWARD-LOOKING INFORMATION

Information contained in this Circular includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors, Shareholders and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the failure to satisfy the conditions to complete the Arrangement, including the obtaining of the Required Vote (as defined below), or the required Court or Regulatory Approvals (as defined below); the occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; the delay of consummation of the Arrangement or the failure to complete the Arrangement for any other reason; the amount of the cost, fees, expenses and charges related to the Arrangement; the ability of Comamtech to complete a business acquisition and/or integrate the operations and technologies of an acquired business in an effective manner; the possibility that the Comamtech Shares (as defined below) will not be listed on a marketplace; and the occurrence a Material Adverse Effect (as defined below). For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Corporation with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet.  All information contained in this Circular is qualified in its entirety by the foregoing and reference to the other information the Corporation files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Corporation

i

disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DECISIONPOINT FORWARD-LOOKING INFORMATION

Some of the statements contained under the heading “Information Respecting DecisionPoint” that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. Specifically, and without limiting the generality of the foregoing, all statements included under the heading “Information Respecting DecisionPoint” that address activities, events or developments that DecisionPoint expects or anticipates will or may occur in the future, including, but not limited to, such things as future capital (including the amount and nature thereof), projects under development, goals, objectives, plans and references to the future success of DecisionPoint are forward looking statements, including, without limitation, those statements contained under the headings “Information Respecting DecisionPoint  - Business of DecisionPoint” and “Risk Factors” in this Circular.

No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, DecisionPoint’s performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include, without limitation, factors described under “Risk Factors”, DecisionPoint’s ability to raise capital when needed and on acceptable terms and conditions, the intensity of competition, general economic conditions, and DecisionPoint’s ability to attract and retain management, and to integrate and maintain technical information and management information systems. Readers are cautioned not to place undue reliance on forward looking statements, which reflect current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting DecisionPoint’s operations, market growth, services, products and licenses as of the date of this Circular. There can be no assurance that the actual results or developments anticipated by DecisionPoint will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, DecisionPoint or any of the business or operations of DecisionPoint. Unless otherwise required by applicable securities laws, DecisionPoint undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of more information, future events or occurrences.

CURRENCY AND EXCHANGE RATES

Any reference to “US$” or “US Dollars” in this section is a reference to the lawful currency of the United States of America.

The following table sets forth (a) the rates of exchange for one US Dollar, expressed in Canadian Dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the Bank of Canada average noon rates of exchange for the rates at the end of each of the periods, and the Bank of Canada average rates for such periods.
Year ended December 31	Average ($)	End of Period ($)

2007…………………………………………………….	$1.0748	$0.9881
2008…………………………………………………….	$1.0660	$1.2246
2009…………………………………………………….	$1.1420	$1.0466
2010 ……………………………………………………	$1.0299	$0.9946

  ii

On April 13, 2011, the noon rate of exchange as reported by the Bank of Canada for conversion of US Dollars into Canadian Dollars was US$1.00 = CDN$0.9640.

CAUTIONARY STATEMENTS

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

Comamtech is a corporation existing under the laws of the province of Ontario, Canada. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Security holders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with such rules. Enforcement by investors of civil remedies under the United States securities laws may be affected adversely by the fact that the Corporation exists under the laws of a jurisdiction other than the United States, that their respective officers and directors are residents of countries other than the United States, and that all or a substantial portion of their respective assets are located outside the United States.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE ARRANGEMENT AND THIS CIRCULAR, NOR HAS THE SEC JUDGED THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY AND COMPLETENESS OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

TABLE OF CONTENTS	iv	Right to Dissent	13
GLOSSARY OF TERMS	viii	Risk Factors	13
SUMMARY	1	APPOINTMENT AND REVOCATION OF PROXIES	14
The Meeting	1	Appointment of Proxies	14
Background to the Arrangement	1	Non-Registered Shareholders	14
Benefits of the Arrangement	2	Revocation of a Proxy	15
Recommendation of the Board of Directors	3	MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES	15
Fairness Opinion	3	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	16
The Arrangement	3	Common Shares	16
Effect of the Arrangement	8	Restricted Shares	16
Expenses and Termination Fees	8	Record Date	16
Amendment No. 1 to the Arrangement Agreement	8	Beneficial Ownership	16
Amendment No. 2 to the Arrangement Agreement	8	BACKGROUND TO AND REASONS FOR THE ARRANGEMENT	16
Amendment No. 3 to the Arrangement Agreement	9	Background to the Arrangement	16
Amendment No. 4 to the Arrangement Agreement	9	Benefits of the Arrangement	18
Procedure for the Arrangement to Become Effective	9	Recommendation of the Board of Directors	18
Shareholders Approval	9	Fairness Opinion	19
Court Approval	9	PARTICULARS OF THE ARRANGEMENT	19
Conditions Precedent	9	Arrangement Steps	19
Timing	10	Procedure for the Arrangement to Become Effective	24
The Continuance and Domestication	10	Procedural Steps	24
Effects of Change of Jurisdiction	10	Shareholders Approval	24
Procedure for the Continuance to Become Effective	10	Court Approval	25
Certain Canadian Federal Income Tax Consequences	10	Timing	26
Certain United States Income Tax Consequences	10	Effect of the Arrangement	26
Stock Exchange Listing and Reporting Issuer Status	10	Treatment of DecisionPoint Options	27
Interest of Certain Persons in Matters to be Acted Upon	11	Treatment of Outstanding DecisionPoint Warrants	27
Comamtech	12	ARRANGEMENT AGREEMENT	27
DecisionPoint	12	General	27
Recent Developments	13	Mutual Conditions Precedent	27
		Conditions to Obligations of DecisionPoint	28
		Conditions to Obligations of Comamtech and MergerCo	29

Covenants Regarding Non-Solicitation and Right to Match	31	Certain Material Canadian Federal Income Tax Considerations	43
Representations and Warranties	33	Residents of Canada	44
Termination of the Arrangement Agreement	34	Non-Residents of Canada	45
Expenses and Termination Fees	34	CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS	46
Amendment No. 1 to the Arrangement Agreement	34	U.S. Tax Treatment of the Continuance and Domestication	46
Amendment No. 2 to the Arrangement Agreement	35	Comamtech and Amalgamated Corporation	47
Amendment No. 3 to the Arrangement Agreement	35	PRINCIPAL LEGAL MATTERS	48
Amendment No. 4 to the Arrangement Agreement	35	Stock Exchange Listing	48
THE CONTINUANCE AND DOMESTICATION	35	Reporting Issuer Status	48
Effects of Change of Jurisdiction	35	Canadian Securities Law Matters	49
Procedure for the Continuance to Become Effective	36	United States Securities Law Matters	49
COMPARISON OF SHAREHOLDER RIGHTS	36	INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	50
Authorized Capital Stock	36	INDEBTEDNESS OF DIRECTORS AND OFFICERS	51
Number and Election of Directors	37	INFORMATION RESPECTING COMAMTECH	51
Quorum of the Board of Directors; Action by the Board of Directors	37	Incorporation	51
Filling Vacancies on the Board of Directors	37	General Development of Business	51
Transactions with Directors and Officers	37	Directors and Management	51
Exculpation of Liability	38	Capitalization	51
Director and Officer Indemnification	39	Cumulative Convertible Preferred Shares	53
Annual Meeting of Stockholders	39	No Class Priority	53
Special Meetings of Stockholders	39	Ranking as to Dividends and Return of Capital	53
Quorum of Stockholders	40	Voting	53
Stockholder Action Without a Meeting	40	Limited Notice Rights	53
Amendments of Governing Instruments	40	Comamtech Series A Preferred Shares	54
Votes on Mergers, Consolidations and Sales of Assets	41	Dividends	54
Dividends and Other Distributions	41	Voting Rights	54
Appraisal and Dissent Rights	41	Liquidation	54
Derivative Actions	41	Conversion	54
Anti-Takeover and Ownership Provisions	42	Comamtech Series B Preferred Shares	54
Stockholder Rights Plans	42	Dividends	54
CERTAIN TAX CONSIDERATIONS	43	Voting Rights	55
Shareholders	43	Liquidation	55
		Conversion	55
		Auditors, Transfer Agent and Registrar	55
		Convertible Securities	55
		Dividend Policy	56
		Legal Proceedings	56
		Material Contracts	56
		Interest of Informed Persons in Material Transactions	56

- v -

INFORMATION RESPECTING DECISIONPOINT	56	Inflation	81
Corporate Information	56	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008	81
Intercorporate Relationships	57	Liquidity and Capital Resources	82
Recent Developments	58	Cash and cash flow	82
Description of the Business	60	Off-Balance Sheet Arrangements	83
Overview	60	Description of Share Capital	83
Marketplace	62	Consolidated Capitalization	84
Industry	62	Securities Authorized for Issuance under Equity Compensation Plans	85
Current Market Environment	63	Prior Sales	86
DecisionPoint Target Market(s)	64	Market for Securities	86
Vertical Markets	64	Principal Holders of Securities	87
DecisionPoint’s Field Mobility Practice	65	Directors and Executive Officers	87
Products and Services	65	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	90
Mobile Applications	65	Conflicts of Interest	91
Software	65	Executive Compensation	91
Professional Services	66	Outstanding Equity Awards at Fiscal Year-End	92
Supply Chain Services	66	Director Compensation	93
Rollout, Support and Management Services	67	Indebtedness of Directors and Executive Officers	93
Hardware	67	Promoters	93
Consumables	68	Legal Proceedings and Regulatory Actions	94
Sales and Marketing	68	Legal Proceedings	94
Customer Base	68	Regulatory Actions	94
Go-To-Market Model	69	Interest of Management and Others in Material Transactions	94
Sales and Sales Support	69	Material Contracts	95
Sales System Support: salesforce.com	70	Auditor, Transfer Agent and Registrar	95
Marketing Activities	70	INFORMATION RESPECTING THE RESULTING ENTITIES	95
Competition	71	RIGHT TO DISSENT	96
Employees	73	RISK FACTORS	98
Headquarters and Facilities	73	Uncertainty of an Organized Market	99
Dividend Policy	73	The Arrangement may be Taxable for United States Shareholders	99
Management’s Discussion and Analysis and Results of Operations	73	Completion of the Arrangement is Subject to a Number of Conditions Precedent	99
Selected Consolidated Financial Data	74	Possible Failure to Complete the Arrangement	100
Business Combination	74	Failure to Realize the Anticipated Benefits of the Arrangement	100
Pro forma Disclosure of Financial Information	75	Arrangement Agreement may be Terminated	100
Recent business developments during 2010	75
Critical Accounting Policies	76
Critical Estimates	76
Accounts Receivable and Allowance for Doubtful Accounts	76
Inventory	76
Goodwill and Long-Lived Assets	76
Income Taxes	77
Warrant Liability	77
Revenue recognition	77
Stock-based compensation	78
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009	78
Liquidity and Capital Resources	79
Cash and cash flow	79
Off-Balance Sheet Arrangements	81

- vi -

Amendment of Arrangement Agreement	100	SCHEDULE C – INTERIM ORDER	C-1
No History of Earnings	101	SCHEDULE D – NOTICE OF APPLICATION	D-1
Risk Factors Relating to DecisionPoint	101	SCHEDULE E – FAIRNESS OPINION	E-1
EXPERTS	108	SCHEDULE F – FINANCIAL INFORMATION	F-1
OTHER BUSINESS	108	SCHEDULE G – SECTION 185 OF THE OBCA	G-1
ADDITIONAL INFORMATION	108
BOARD APPROVAL	108
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	109
CONSENT OF MODELCOM INC.	110
SCHEDULE A – ARRANGEMENT RESOLUTION	A-1
SCHEDULE B – PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE ONTARIO BUSINESS CORPORATIONS ACT	B-1

- vii -

GLOSSARY OF TERMS

The following glossary of terms (“Glossary of Terms”) used in this Circular, including the Summary but not including the schedules (“Schedules”), is provided for ease of reference.

“1933 Act” means the United States Securities Act of 1933, as amended; and “1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“Acquisition Proposal” means any proposal or offer (written or oral) or any public announcement of an intention to make any proposal or offer, with respect to any of the following (excluding the Arrangement, the Harris Transaction and the transactions contemplated by the Arrangement Agreement): (i) any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, reorganisation, compromise or business combination, directly or indirectly involving any member of the Consolidated Group, (ii) any sale or acquisition of assets representing 20% or more of the net income or revenues of the assets of the Consolidated Group, taken as a whole (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect as a sale or acquisition of assets representing 20% or more of the net income or revenues of the assets of the Consolidated Group, taken as a whole) in a single transaction or a series of related transactions, (iii) any sale or acquisition of beneficial ownership of 20% or more of any class of the Corporation’s shares or of the shares of any other member of the Consolidated Group or rights or interests therein or thereto in a single transaction or a series of related transactions, (iv) any transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the transactions contemplated by the Arrangement Agreement, or (v) any transaction having a similar economic effect as any of the foregoing;

“Additional Comamtech Shares” means the additional shares of the Surviving Corporation issued in accordance with Section 3.14 of the Plan of Arrangement, attached hereto as Schedule B;

“Additional DecisionPoint Shares” means the additional shares of the Surviving Corporation issued in accordance with Section 3.14 of the Plan of Arrangement, attached hereto as Schedule B;

“affiliate” or “associate” when used to indicate a relationship with a person or company, means the same as set out in the Securities Act (Ontario) or in the 1933 Act, as the case may be;

“Amalgamated Corporation” means the corporation resulting from the Amalgamation;

“Amalgamating Corporation” means each of MergerCo and DecisionPoint and “Amalgamating Corporations” means both MergerCo and DecisionPoint;

“Amalgamation” means the amalgamation under the OBCA of MergerCo and DecisionPoint which will result in the Amalgamated Corporation, as set forth in the Plan of Arrangement;

“Amendment No. 1 to the Arrangement Agreement” means the first amendment to the Arrangement Agreement entered into among Comamtech, DecisionPoint and MergerCo, dated December 23, 2010, a copy of which has been filed under Comamtech’s profile on SEDAR at www.sedar.com;

“Amendment No. 2 to the Arrangement Agreement” means the second amendment to the Arrangement Agreement entered into among Comamtech, DecisionPoint and MergerCo, dated March 22, 2011, a copy of which has been filed under Comamtech’s profile on SEDAR at www.sedar.com;

“Amendment No. 3 to the Arrangement Agreement” means the third amendment to the Arrangement Agreement entered into among Comamtech, DecisionPoint and MergerCo, dated April 8, 2011, a copy of which has been filed under Comamtech’s profile on SEDAR at www.sedar.com;

- viii -

“Amendment No. 4 to the Arrangement Agreement” means the fourth amendment to the Arrangement Agreement entered into among Comamtech, DecisionPoint and MergerCo, dated April 13, 2011;

“Arrangement” means the proposed arrangement of Comamtech under section 182 of the OBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendment or variation thereto made in accordance with Article 6 of the Plan of Arrangement or in accordance with the directions of the Court set out in the Interim Order or the Final Order, as the case may be;

“Arrangement Agreement” means the arrangement agreement dated October 20, 2010 among Comamtech, DecisionPoint and MergerCo, as amended on December 23, 2010 by Amendment No. 1 to the Arrangement Agreement, on March 22, 2011 by Amendment No. 2 to the Arrangement Agreement, on April 8, 2011 by Amendment No. 3 to the Arrangement Agreement, and on April 13, 2011 by Amendment No. 4 to the Arrangement Agreement, pursuant to which such parties propose to implement the Arrangement, including any amendment thereto;

“Arrangement Resolution” means the special resolution submitted to the Shareholders for the purposes of approving the Arrangement, a copy of which is annexed to this Circular as Schedule A;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement, required by section 183 of the OBCA to be filed with the Director after the Final Order is issued, which shall be in a form and content satisfactory to Comamtech and DecisionPoint, each acting reasonably;

“Board of Directors” or “Board” means the board of directors of Comamtech;

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in the City of Montreal, Québec or the City of New York, New York;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director under section 183(2) of the OBCA giving effect to the Arrangement;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Circular” means this Management Information Circular dated April 14, 2011, together with all Schedules annexed hereto;

“Closing Date” means the second Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 6 of the Arrangement Agreement, unless another date is agreed to in writing by Comamtech and the DecisionPoint;

“CMAC” means CMAC, Inc.;

“Comamtech” means Comamtech Inc., a corporation existing under the OBCA;

“Comamtech Damages Event” means if at anytime after the execution of the Arrangement Agreement: (a) the DecisionPoint Board withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Comamtech, any of its recommendations or determinations referred to in Section 3.1.1 of the Arrangement Agreement; (b) the DecisionPoint Board shall have failed to publicly reaffirm any of its recommendations or determinations referred to in Section 3.1.1 of the Arrangement Agreement in accordance with Section 7.1.5 of the Arrangement Agreement (or, in the event that the Meeting of DecisionPoint to approve the Amalgamation is scheduled to occur within such five Business Day period, prior to the scheduled date of the Meeting of DecisionPoint); (c) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to

- ix -

DecisionPoint Shareholders or to DecisionPoint and has not expired or been withdrawn at the time of the Meeting of DecisionPoint; (d) the DecisionPoint Shareholders do not approve the Amalgamation or the Amalgamation is not submitted for their approval; (e) the DecisionPoint Board or any committees of DecisionPoint Board accepts, recommends, approves or enters into an agreement, understanding or letter of intent to implement a Superior Proposal; (f) subject to Section 6.4 of the Arrangement Agreement, if Comamtech is not in material breach of its obligations under the Arrangement and DecisionPoint breaches any of its covenants contained in the Arrangement, including the covenant contained in Section 7.1 of the Arrangement Agreement, which breach would give rise to the failure of a condition set forth in Section 6.2.1 of the Arrangement Agreement; (g) subject to Section 6.4 of the Arrangement Agreement, if Comamtech is not in material breach of its obligations under the Arrangement and DecisionPoint is in breach of any of its representations and warranties contained in the Arrangement, which breach would give rise to the failure of a condition set forth in Section 6.2.2 of the Arrangement Agreement; or (h) either DecisionPoint or any member of the Consolidated Group has entered into or announced its intention to enter into, or completed, any Post-Arrangement Transaction Proposal in breach of the conditions set forth in Sections 6.2.4 or 6.2.5 of the Arrangement Agreement;

“Comamtech Disclosure Letter” means the disclosure letter to the Arrangement Agreement dated October 20, 2010 delivered by Comamtech to DecisionPoint in connection with the Arrangement Agreement, a copy of which has been filed on SEDAR at www.sedar.com along with the Arrangement Agreement;

“Comamtech Material Adverse Effect” means any change, effect, event, violation, circumstance or occurrence that, individually or in the aggregate with all other changes, effects, events, violations, circumstances or occurrences, (a) is or could reasonably be expected to be material and adverse to the business, assets, liabilities, rights, obligations (whether absolute, accrued, conditional or otherwise), affairs, results of operations or condition (financial or otherwise) of the Consolidated Group of Comamtech, taken as a whole, or (b) could reasonably be expected to materially impair or delay the ability of Comamtech to perform its obligations under this Agreement (provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Arrangement or other transactions contemplated by this Agreement will be disregarded for the purposes of this clause), in each case, other than any change, effect, event, violation, inaccuracy, circumstance or occurrence resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (ii) changes in the United States or Canadian economies or securities or currency markets in general, (iii) changes generally affecting the industry in which any member of the Consolidated Group of Comamtech carries on its business in the United States or Canada, (iv) commencement, occurrence or continuation of any war (whether or not declared), armed hostilities or acts of terrorism, (v) any change in applicable Laws or regulations or in Canadian GAAP, or (vi) any natural disaster, except in the case of clauses (ii), (iii), (iv), (v) and (vi) to the extent any such change, effect, event or occurrence primarily relates to (or has the effect of primarily relating to) the Consolidated Group of Comamtech, taken as a whole, or has had a materially disproportionate effect on the Consolidated Group of Comamtech, taken as a whole, as compared to other persons in the industry in which the Consolidated Group of Comamtech carries on its business in the U.S. or Canada, as the case may be; provided, however, that none of (x) a failure to meet any earnings estimates previously made public by Comamtech, or (y) any decrease in the market price or any decline in the trading volume of the shares of Comamtech, in and of themselves, constitute a Comamtech Material Adverse Effect;

“Comamtech Options” means the options to acquire Comamtech Shares to be issued to directors, officers, employees and consultants of Comamtech pursuant to the Comamtech Stock Option Plan;

“Comamtech Preferred Shares” means collectively, the Comamtech Series A Preferred Shares and the Comamtech Series B Preferred Shares;

- x -

“Comamtech Series A Preferred Shares” means the new Series A Cumulative Convertible Preferred Shares of Comamtech to be created under the Plan of Arrangement, the rights, privileges, restrictions and conditions of which are provided in the Articles of Arrangement, a copy of which is annexed to the Plan of Arrangement as Schedule 1 to Schedule B to this Circular;

“Comamtech Series B Preferred Shares” means the new Series B Cumulative Convertible Preferred Shares of Comamtech to be created under the Plan of Arrangement, the rights, privileges, restrictions and conditions of which are provided in the Articles of Arrangement, a copy of which is annexed to the Plan of Arrangement as Schedule 1 to Schedule B to this Circular;

“Comamtech Shares” means the common shares in the share capital of Comamtech;

“Comamtech Stock Option Plan” means the stock option plan of Comamtech;

“Comamtech Warrants” means all the warrants to purchase Comamtech Shares to be issued to former holders of DecisionPoint Warrants pursuant to the Arrangement;

“Consolidated Group” means, collectively, Comamtech or DecisionPoint, as the case may be, and all of their respective subsidiaries and affiliates;

“Continuance” means the continuance as described in the Plan of Arrangment attached hereto as Schedule B, which involves the application by Comamtech to the Secretary of State for the State of Delaware requesting that Comamtech be continued as if it had been incorporated under the laws of the State of Delaware.

“Copernic” means Copernic Inc.;

“Court” means the Ontario Superior Court of Justice, Commercial List;

“CRA” means the Canada Revenue Agency;

“DecisionPoint” means DecisionPoint Systems, Inc.;

“DecisionPoint Board” means the board of directors of DecisionPoint;

“DecisionPoint Damages Event” means if at anytime after the execution of the Arrangement Agreement: (a) the Board withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to the DecisionPoint, any of its recommendations or determinations referred to in Section 4.1.1 of the Arrangement Agreement; (b) the Board shall have failed to publicly reaffirm any of its recommendations or determinations referred to in Section 4.1.1 of the Arrangement Agreement in accordance with Section 7.1.5 of the Arrangement Agreement (or, in the event that the Meeting to approve the Arrangement is scheduled to occur within such five Business Day period, prior to the scheduled date of the Meeting); (c) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Shareholders or to Comamtech and has not expired or been withdrawn at the time of the Meeting or the Arrangement is not submitted for their approval; (d) the Board or any committees of the Board accepts, recommends, approves or enters into an agreement, understanding or letter of intent to implement a Superior Proposal; or (e) subject to Section 6.4 of the Arrangement Agreement, if DecisionPoint is not in material breach of its obligations under the Arrangement Agreement and Comamtech breaches any of its covenants contained in the Arrangement Agreement, including the covenant contained in Section 7.1 thereof, which breach would give rise to the failure of a condition set forth in the Arrangement Agreement;

“DecisionPoint ESOP Trust” means DecisionPoint’s employee stock ownership plan trust;

- xi -

“DecisionPoint Letter of Transmittal” means the letter of transmittal detailing the manner in which DecisionPoint Shareholders must deliver certificates representing DecisionPoint Shares to receive certificates representing Comamtech Shares issuable to them pursuant to the Arrangement;

“DecisionPoint Material Adverse Effect” means any change, effect, event, violation, circumstance or occurrence that, individually or in the aggregate with all other changes, effects, events, violations, circumstances or occurrences, (a) is or could reasonably be expected to be material and adverse to the business, assets, liabilities, rights, obligations (whether absolute, accrued, conditional or otherwise), affairs, results of operations or condition (financial or otherwise) of the Consolidated Group, taken as a whole, or (b) could reasonably be expected to materially impair or delay the ability of DecisionPoint to perform its obligations under the Arrangement Agreement (provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Arrangement or other transaction contemplated by the Arrangement Agreement will be disregarded for the purposes of this clause), in each case, other than any change, effect, event, violation, inaccuracy, circumstance or occurrence resulting from (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder, (ii) changes in the United States or Canadian economies or securities or currency markets in general, (iii) changes generally affecting the industry in which any member of the Consolidated Group carries on its business in the United States or Canada, (iv) commencement, occurrence or continuation of any war (whether or not declared), armed hostilities or acts of terrorism, (v) any change in applicable Laws or regulations or in Canadian generally accepted accounting principles, or (vi) any natural disaster, except in the case of clauses (ii), (iii), (iv), (v) and (vi) to the extent any such change, effect, event or occurrence primarily relates to (or has the effect of primarily relating to) the Consolidated Group, taken as a whole, or has had a materially disproportionate effect on the Consolidated Group, taken as a whole, as compared to other persons in the industry in which the Consolidated Group carries on its business in the United States or Canada, as the case may be; provided, however, that none of (x) a failure to meet any earnings estimates previously made public by DecisionPoint, or (y) any decrease in the market price or any decline in the trading volume of DecisionPoint Shares, in and of themselves, constitute a DecisionPoint Material Adverse Effect;

“DecisionPoint Options” means the options to acquire DecisionPoint Shares to be issued to directors, officers, employees and consultants of DecisionPoint pursuant to the DecisionPoint Stock Option Plan;

“DecisionPoint Preferred Shares” means collectively, the Series A Cumulative Convertible Preferred Stock and the Series B Cumulative Convertible Preferred Stock in the share capital of DecisionPoint outstanding immediately prior to the Effective Time;

“DecisionPoint Public Documents” means all reports, registration statements, definitive proxy statements and other documents and all amendments thereto and supplements thereof required to be filed by it with the U.S. Securities and Exchange Commission;

“DecisionPoint Shareholders” means the holders of the common shares and the preferred shares of DecisionPoint;

“DecisionPoint Shares” means all the issued and outstanding common shares in the share capital of DecisionPoint;

“DecisionPoint Stock Option Plan” means the employee stock ownership plan of DecisionPoint;

“DecisionPoint Warrants” means all the issued and outstanding warrants to purchase DecisionPoint Shares;

“DGCL” means the General Corporation Law of the State of Delaware;

- xii -

“Director” has the meaning ascribed thereto in the OBCA on the date hereof;

“Dissent Notice” means a written objection to the Arrangement Resolution from a holder of Comamtech Shares as provided in the Arrangement;

“Dissent Rights” means the rights of a registered Comamtech Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Comamtech Shares in respect of which such Comamtech Shareholder dissents, all in accordance with Section 185 of the OBCA, the Interim Order and Article 4 of the Plan of Arrangement;

“Dissenting Shareholder” means a registered Comamtech Shareholder that validly exercises Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the Director giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date;

“Engagement Letter” means the investment banking letter of engagement entered into between Copernic and Spencer Clarke on July 6, 2010;

“Exchange Ratio” has the meaning ascribed thereto on page 3 of this Circular;

“Fairness Opinion” means, the opinion of ModelCom dated April 8, 2011 as to the fairness of the Arrangement to the Shareholders, a copy of which is included in Schedule E of this Circular;

“Final Order” means the final order of the Court in a form acceptable to Comamtech and DecisionPoint each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both DecisionPoint and Comamtech, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Comamtech and DecisionPoint, each acting reasonably) on appeal;

“Final Shareholders’ Equity Balance” has the meaning ascribed thereto on page 7 of this Circular;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Harris Transaction” means the sale by Comamtech of Copernic to N. Harris Computer Corporation (“Harris”) on November 4, 2010;

“Interim Order” means the interim order of the Court dated April 14, 2011 under section 182 of the OBCA, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court (with the consent of Comamtech and DecisionPoint, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Comamtech and DecisionPoint, each acting reasonably) on appeal, a copy of which order is included in Schedule C of this Circular;

“Intermediary” has the meaning ascribed thereto on page 14 of this Circular;

- xiii -

“ITA” means the Income Tax Act (Canada), as amended, including the tax regulations enacted thereunder;

“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the person or persons or its or their business, undertaking or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Meeting” means the special meeting of Shareholders to be held on May 18, 2011, and any adjournment(s) thereof, to consider and, if deemed advisable, approve, among other things, the Arrangement Resolution;

“Meeting of DecisionPoint” means the meeting or written consent of the DecisionPoint Shareholders, including any adjournment or postponement thereof to consider, and if deemed advisable, to inter alia, adopt the Arrangement Agreement, as amended, pursuant to which MergerCo will merge into the DecisionPoint, with DecisionPooint surviving as a wholly-owned subsidiary of Comamtech;

“Meeting Materials” has the meaning ascribed thereto on page 14 of this Circular;

“MergerCo” means 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech incorporated under the laws of the Province of Ontario;

“ModelCom” means ModelCom Inc.;

“NASDAQ” means the NASDAQ Capital Market;

“Neutral Auditor” has the meaning ascribed thereto on page 7 of this Circular;

“Non-Registered Shareholder” has the meaning ascribed thereto on page 14 of this Circular;

“Notice of Application” means the notice of application which relates to the Final Order, in substantially the form which is included in Schedule D to this Circular;

“Notice of Meeting” means the notice of the Meeting which accompanies this Circular;

“OBCA” means the Business Corporations Act (Ontario);

“Objection Notice” has the meaning ascribed thereto on page 6 of this Circular;

“Offer to Pay” has the meaning ascribed thereto on page 97 of this Circular;

“Opening Balance Sheet Audit” has the meaning ascribed thereto on page 6 of this Circular;

“OSC” means the Ontario Securities Commission;

- xiv -

“OTC Bulletin Board” means a regulated quotation service for over-the-counter equity securities not listed or traded on the NASDAQ or other national securities exchanges;

“Outside Date” means June 15, 2011 or as may otherwise be mutually agreed to by the parties; provided, however, the Outside Date shall be automatically extended by the number of days that the SEC requires to review any filings submitted by Comamtech or DecisionPoint;

“Payment Demand” has the meaning ascribed thereto on page 97 of this Circular;

“Permitted Encumbrances” means the encumbrances listed in Schedule 6.2(k) of the Disclosure Letter;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement involving, among others, Comamtech, Mergerco, and DecisionPoint, a copy of which is annexed to this Circular as Schedule B, and any amendment or variation made in accordance with Article 6 thereof;

“Post-Arrangement Transaction Proposal” means any proposal or offer (written or oral) or any public announcement of an intention to make any proposal or offer, with respect to any merger, consolidation, amalgamation, take-over bid, reverse take-over bid, tender offer, arrangement, private placement, recapitalization, liquidation, dissolution, share exchange, reorganization, compromise or business combination, directly or indirectly involving DecisionPoint or Comamtech (as the case may be);

“Purchase Price Statement” has the meaning ascribed thereto on page 6 of this Circular;

“Record Date” means April 18, 2011;

“Registered Holder” means the person whose name appears on the register of Shareholders as the owner of Comamtech Shares;

“Regulatory Approvals” means those sanctions, rulings, consents, approvals, authorizations, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) required to be obtained from, and all declarations or filings required to be made with, any Governmental Entity or any other person by each member of the Consolidated Group in connection with the execution and delivery of the Arrangement Agreement or the consummation by Comamtech of the transactions contemplated by the Arrangement Agreement, the whole as set forth in Schedule 4.1.8 of the Comamtech Disclosure Letter;

“Required Vote” means the requisite approval for the Arrangement Resolution which shall be not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting;

“SEC” means the United States Securities and Exchange Commission;

“Shareholders” means, collectively, the holders of Comamtech Shares, from time to time, and “Shareholder” means any one of them;

“Sigma” means Sigma Opportunity Fund II, LLC;

“Spencer Clarke” means Spencer Clarke LLC;

- xv -

“subsidiary” has the meaning ascribed thereto in the OBCA;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal made by a third party to DecisionPoint or Comamtech (as the case may be) after the date hereof: (i) that the Comamtech Board or DecisionPoint Board, as the case may be, determines in good faith (based upon written advice from its financial advisors and/or outside legal counsel) is capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the third party making such proposal, (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of such board, acting in good faith (based upon written advice from its financial advisors and/or outside legal counsel), (iii) which is offered or made available to all shareholders and involves an offer to acquire or an acquisition of all of the Comamtech Shares or all or substantially all of the assets of DecisionPoint or Comamtech (as the case may be), and (iv) that such board determines in good faith (based upon written advice from its financial advisors and/or outside legal counsel) would, if consummated in accordance with its terms, result in a more favourable transaction to the shareholders, solely in their capacity as shareholders, from a financial point of view than the Arrangement and other transactions contemplated in the Arrangement Agreement;

“Shareholder Representatives” shall be appointed by the Board of Directors of Comamtech before the Closing Date and shall be for the purposes hereof: Marc Ferland and Lawrence Yelin;

“Surviving Corporation” shall mean Comamtech after the Arrangement is effective;

“Transfer Agent” means Equity Transfer & Trust Company at its offices in Toronto, Ontario; and

“US-Canada Convention” means the Canada-United States Convention with Respect to Taxes on Income and on Capital.

- xvi -

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular, including the Schedules hereto and the documents incorporated by reference herein. This summary is qualified in its entirety by the more detailed information and financial data and statements contained, referred to or incorporated elsewhere in this Circular, the Schedules hereto and the documents incorporated by reference herein. Capitalized terms used in this summary but not otherwise defined are defined in the “Glossary of Terms”.

 The Meeting

The Meeting will be held at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9, on May 18, 2011 at 10:00 am (EDT) for the purpose of, among other things, considering and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution.

 Background to the Arrangement

In the spring of 2009, Copernic, the predecessor to Comamtech, began to consider opportunities outside its current business focus to partner with other entities thereby leveraging its expertise, balance sheet and NASDAQ listing. Potential acquisitions were examined and none were determined suitable.

During the first half of 2010, Copernic engaged the services of consultants to review its desktop search software business and determine its long term strategic direction. The board of directors of Copernic determined that substantial investments would be required in technology to maintain Copernic’s competitiveness with no certainty that these investments would result in a profitable enterprise, particularly when faced with two well capitalized competitors, namely Google and Microsoft, who embedded desktop search software in their offerings. In addition, substantial unrecorded tax losses carried forward would reach their maturity dates in the near term and the board of directors of Copernic determined that it was important to crystallize these values as soon as possible. It was therefore necessary to find a Canadian company in the software business which could benefit from these losses while leveraging the core search technology through its own product lines and sales channels. Following the signing of a confidentiality agreement between Harris and Copernic, discussions started in March 2010 with Harris with respect to a potential transaction which would accomplish these objectives.

On July 5, Copernic accepted a letter of intent of Harris, providing, among other things, for the terms and conditions of an arrangement. On August 25, 2010, Copernic, Harris and Comamtech entered into an arrangement agreement pursuant to which Copernic was to be ultimately acquired and taken private by Harris. The board of directors of Copernic also instructed management to seek out business partners to ensure that Comamtech, as a successor entity of Copernic, would continue to have an operating business thereby retaining its listing on NASDAQ.

On July 7, 2010, Comamtech hired the services of Spencer Clarke, an investment banker located in New York, New York, who presented various potential merger opportunities. DecisionPoint was short listed after an initial meeting on July 19, 2010, as representative of many attributes that management was looking for in a merger partner.

On October 20, 2010, Comamtech and MergerCo entered into the Arrangement Agreement with DecisionPoint.

On November 4, 2010, the Harris Transaction closed and Comamtech became a shell company with no operating assets.

On September 20, 2010, Copernic was advised that the NASDAQ Staff determined that upon the consummation of the Harris Transaction, Comamtech would become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ, following closing of the Harris Transaction, delivered a written notification on November 4, 2010, that the Comamtech Shares would be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, Comamtech requested a hearing, which was held on December 16, 2010.

On December 21, 2010, NASDAQ informed Comamtech that it would be delisted from the NASDAQ and that trading in its shares would be suspended effective upon the open of business on Thursday, December 23, 2010. Comamtech Shares have since been quoted on the OTC Bulletin Board. Comamtech continues to maintain its status as a reporting company with the SEC and will continue to update its shareholders on material events and financial information as required.

The NASDAQ Hearing Panel acknowledged that Comamtech appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint. However, the NASDAQ Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for the NASDAQ listing in connection with the DecisionPoint transaction are longer than a public shell should remain listed on the NASDAQ.  The NASDAQ Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of Comamtech pending the closing of the Arrangement and determined that Comamtech will be delisted.

On January 21, 2011 the Board of Directors prepared a management information circular which was sent to Shareholders in connection with the Arrangement Agreement. The special meeting of Shareholders was originally scheduled to be held on February 18, 2011. On February 17, 2011, the special meeting was adjourned to March 2, 2011, at which time Shareholders approved the Arrangement and Continuance as separate special resolutions with 99.07% and 99.08% of the votes cast in favour of each of the special resolutions, respectively.

On March 23, 2011, Comamtech announced that the Ontario Superior Court of Justice (Commercial List) had agreed to adjourn the hearing for a final order. Comamtech and DecisionPoint agreed that it was in the best interests of Shareholders to amend the adjustment clause found in the previous plan of arrangement in order to more accurately reflect the value of Comamtech’s assets.

Upon completion of the Arrangement, Comamtech will pursue a new listing on the NASDAQ. NASDAQ requires various minimum financial and qualitative conditions to be satisfied in order to qualify for listing on one of the NASDAQ trading platforms. The respective management teams of Comamtech and DecisionPoint will endeavor to meet the minimum listing requirements as soon as reasonably possible, however, it is uncertain whether Comamtech will be able to satisfy the NASDAQ listing conditions during the foreseeable future.

 Benefits of the Arrangement

As previously disclosed, Comamtech is a shell company and as such has no operating assets.  The Arrangement will permit Shareholders to hold, through Comamtech, a wholly-owned operating subsidiary, namely the Amalgamated Corporation.

In addition, Comamtech will utilize the Arrangement in order to pursue a new listing on the NASDAQ.  See “Stock Exchange Listing and Reporting Issuer Status” and “Principal Legal Matters”.

Furthermore, if the proposed Arrangement is not completed, then the Board of Directors may consider other alternatives, such as the liquidation of Comamtech (the costs and timing of which are uncertain). See “Risk Factors”.

 Recommendation of the Board of Directors

Based in part upon the Fairness Opinion, the Board of Directors has determined that the Arrangement is fair, from a financial point of view, to the Shareholders and that the Arrangement is in the best interests of Comamtech. As such, the Board of Directors has unanimously ratified the Arrangement (which was previously unanimously approved by the board of directors of Copernic) and authorized the presentation of the Arrangement to the Shareholders for approval. Shareholders are entitled to dissent from the Arrangement Resolution. See “Right to Dissent” for a discussion of such rights.

The Board of Directors unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “Background to and Reasons for the Arrangement – Recommendation of the Board of Directors”.

 Fairness Opinion

On August 25, 2010, the board of directors of Copernic engaged ModelCom to assess the fairness to the Shareholders, from a financial point of view, of the Arrangement. In connection with its mandate, ModelCom provided a fairness opinion to the Board of Directors on October 6, 2010 which states that, based on its scope of review and subject to the restrictions, limitation and assumptions contained therein, as of the date of the fairness opinion, the Arrangement is fair, from a financial point of view, to the Shareholders. On January 13, 2011, this original fairness opinion was superseded by a supplementary fairness opinion, in order to: (i) confirm the opinion delivered on October 6, 2010; and (ii) to take into account the issuance of 408,737 additional shares resulting from DecisionPoint’s acquisition of CMAC and a proposed investment by Sigma in DecisionPoint. On April 8, 2011, ModelCom provided the Board of Directors with the Fairness of Opinion in order to: (i) confirm the two previous fairness opinions; and (ii) take into account the amendments to the Plan of Arrangement. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “Background to and Reasons for the Arrangement – Fairness Opinion”.

 The Arrangement

DecisionPoint and MergerCo shall amalgamate to form the Amalgamated Corporation and shall continue as an OBCA corporation, with the effect set forth in Subsection 182(1)(d) of the OBCA, as follows:

(a)	Comamtech’s authorized share capital shall be altered by amending its articles of incorporation to create an unlimited number of cumulative convertible preferred shares issuable in series;

(b)	Comamtech’ authorized share capital shall be further altered by amending its articles of incorporation to create and designate 500,000 Comamtech Series A Preferred Shares;

(c)	Comamtech’ authorized share capital shall be further altered by amending its articles of incorporation to create and designate 500,000 Comamtech Series B Preferred Shares;

(d)	Comamtech’s articles of incorporation shall be amended to change its name to DecisionPoint Systems, Inc.;

(e)
Each whole DecisionPoint Share outstanding immediately prior to the Effective Date shall be converted into and each former holder of DecisionPoint Shares shall be entitled to receive, subject to Sections 5.1 and 5.4 of the Plan of Arrangement, 0.125 of a Comamtech Share for each whole DecisionPoint Share (the “Exchange Ratio”) with former holders of DecisionPoint Shares receiving not more than 4,593,661 Comamtech Shares;

(f)
Each whole DecisionPoint Preferred Share outstanding immediately prior to the Effective Date shall be converted into and each former holder of DecisionPoint Preferred Shares shall be entitled to receive, subject to Sections 5.1 and 5.4 of the Plan of Arrangement, 0.125 of a Comamtech Preferred Share for each whole DecisionPoint Preferred Share with former holders of DecisionPoint Preferred Shares receiving not more than 243,750 Comamtech Series A Preferred Shares and not more than 118,750 Comamtech Series B Preferred Shares;

(g)	The name of the Amalgamated Corporation shall be DecisionPoint Systems International Inc.;

(h)	The address of the registered office of the Amalgamated Corporation shall be 333 Bay Street, Suite 2400, Bay Adelaide Center, Box 28, Toronto M5H 2T6;

(i)	There shall be no restrictions on the business that the Amalgamated Corporation may carry on or on the powers it may exercise;

(j)
At the time of the filing of Articles of Arrangement with the Director, the Amalgamated Corporation shall be authorized to issue an unlimited number of common shares and preferred shares having the rights, privileges, restrictions and conditions as provided in Schedule 2 of the Plan of Arrangement;

(k)
The board of directors of the Amalgamated Corporation shall consist of not less than a minimum of one nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 2. The initial directors of the Amalgamated Corporation shall be Nicholas R. Toms and Marc Ferland;

(l)	The by-laws of the Amalgamated Corporation shall be as set forth in Schedule 3 of the Plan of Arrangement;

(m)
The transfer of shares in the capital of the Amalgamated Corporation  shall be restricted in that no share may be transferred without either: (i) the consent of the directors of the Amalgamated Corporation  expressed by resolution passed by the board of directors of the Amalgamated Corporation  or by an instrument or instruments in writing signed by all of such directors, or (ii) the consent of the holders of shares to which are attached more than 50% of the voting rights attaching to all shares for the time being outstanding entitled to vote at such time expressed by a resolution passed by such shareholders at a meeting duly called and constituted for that purpose or by an instrument or instruments in writing signed by all of such shareholders;

(n)
Each whole common share of MergerCo outstanding immediately prior to the Effective Date shall be converted into, and Comamtech shall be entitled to receive, one preferred share in the capital of the Amalgamated Corporation having a fixed redemption amount equal to the original issue price of such common share. As consideration for the issuance by Comamtech of the Comamtech Shares and the Comamtech Preferred Shares under the Arrangement, the Amalgamated Corporation will issue to Comamtech 1,000 common shares in its capital stock;

(o)
The stated capital account of the preferred shares of the Amalgamated Corporation shall be set at an amount equal to the “paid-up capital” (within the meaning of the ITA) of the common shares of MergerCo outstanding immediately prior to the Effective Date. The stated capital account of the common shares of the Amalgamated Corporation shall be set at an amount equal to the sum of (i) the “paid-up capital” (within the meaning of the ITA)

of the DecisionPoint Common Shares being exchanged into Comamtech Shares and (ii) the “paid-up capital” (within the meaning of the ITA) of the DecisionPoint Preferred Shares being exchanged into Comamtech Preferred Shares;

(p)
The articles of incorporation of Comamtech shall be amended to provide that the Board shall consist of not less than a minimum of three nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 7. The directors of Comamtech effecting from and after the Effective Date until their successors are elected or appointed, shall be Nicholas R. Toms, Donald W. Rowley, David M. Rifkin, Jay B. Sheehy, Robert M. Chaiken, Marc Ferland and Lawrence Yelin;

(q)	The existing bylaws of Comamtech shall be repealed and replaced with the bylaws set forth in Schedule 4 of the Plan of Arrangement;

(r)
By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Option, that is outstanding immediately prior to the Arrangement shall be converted into an option to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such DecisionPoint Option, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Option multiplied by the Exchange Ratio (rounded to the nearest whole share), at an exercise price per share equal to the exercise price for each DecisionPoint Option adjusted by the Exchange Ratio;

(s)
By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Warrant that is outstanding immediately prior to the Arrangement shall be converted into a warrant to purchase, on the same terms and conditions as applied to each such DecisionPoint Warrant, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Warrant multiplied by the Exchange Ratio (rounded to the nearest whole share),at an exercise price per share equal to the exercise price for each DecisionPoint Warrant adjusted by the Exchange Ratio;

(t)
By virtue of the Arrangement and pursuant to certain contractual obligations of Comamtech, Comamtech will issue: (i) 89,007 Comamtech Shares to Mr. David Goldman; and (ii) 153,883 Comamtech Shares to Spencer Clarke LLC;

(u)
No fractional Comamtech Shares and no fractional Comamtech Preferred Shares shall be issued to former holders of DecisionPoint Shares or to former holders of DecisionPoint Preferred Shares.  The number of Comamtech Shares or Comamtech Preferred Shares to be issued to former holders of DecisionPoint Shares or DecisionPoint Preferred Shares shall be rounded down to the nearest whole Comamtech Share or nearest whole Comamtech Preferred Share, as applicable.  In calculating such fractional interests, all DecisionPoint Shares and all DecisionPoint Preferred Shares, as applicable, registered in the name of or beneficially held by holder or its nominee shall be aggregated;

(v)
Each Comamtech Share held by a Dissenting Shareholder shall, without any further action by or on behalf of the Dissenting Shareholder, be deemed to have been surrendered to Comamtech, free and clear of all Liens, for cancellation and such Dissenting Shareholder shall cease to be the holder of such Comamtech Shares and to have any rights as a holder of such Comamtech Shares other than the right to be paid the fair value for such Comamtech Shares by Comamtech in accordance with Article 4 of the Plan of Arrangement.

(w)	Comamtech shall be continued under the DGCL; and

(x)	Post-closing adjustments will be as follows:

(i)
After the Arrangement, the Surviving Corporation shall hire an auditor, licensed by the U.S. Public Corporation Accounting Oversight Board, to perform an audit (in accordance with U.S. Generally Accepted Accounting Principles) of the balance sheet of Comamtech as of the Closing Date (the “Opening Balance Sheet Audit”).  Such Opening Balance Sheet Audit shall include line items for Comamtech’s assets, liabilities and shareholders’ equity as of the Closing Date; Comamtech shall provide the Surviving Corporation’s auditors and accounting and other personnel access to the books and records of Comamtech and any other documents or information reasonably requested.  On or before August 25, 2011, the Surviving Corporation shall prepare a statement (the “Purchase Price Statement”) setting forth its good faith computation of the shareholders’ equity as of August 15, 2011.  The Purchase Price Statement shall include the balances from the Opening Balance Sheet Audit with adjustments for realized and unrealized gains and losses and income and expenses from the disposition and maintenance of the assets and liabilities on the Opening Balance Sheet Audit.  The Surviving Corporation shall deliver such Purchase Price Statement to the Shareholder Representatives together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Purchase Price Statement. Following the delivery of the Purchase Price Statement, the Surviving Corporation shall provide the Shareholder Representatives prompt and reasonable access to the Surviving Corporation’s auditors and accounting and other personnel to the books and records and any other documents or information reasonably requested by the Shareholder Representatives in order to allow the Shareholder Representatives to verify the accuracy of the computation set forth in the Purchase Price Statement;

(ii)
If the Shareholder Representatives disagree with the calculation of any of the items set forth in the Purchase Price Statement, the Shareholder Representatives shall notify the Surviving Corporation in writing of such disagreement (an “Objection Notice”) within 10 days after receipt of the Purchase Price Statement by the Shareholder Representatives. Any Objection Notice shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) specify the line item or items in the Purchase Price Statement with which the Shareholder Representatives disagree and the amount of each such line item or items as calculated by the Shareholder Representatives. The Shareholder Representatives shall be deemed to have agreed with all items and amounts included in the Purchase Price Statement except such items that are specifically disputed in the Objection Notice. If the Shareholder Representatives fail to deliver an Objection Notice to the Surviving Corporation within 10 days after receipt of the Purchase Price Statement by the Shareholder Representatives, the Purchase Price Statement shall be deemed final and binding on the Comamtech Shareholders and the DecisionPoint Shareholders;

(iii)
If the Shareholder Representatives deliver an Objection Notice to the Purchase Price Statement within 10 days following the receipt of such statement, then the Shareholder Representatives and the Surviving Corporation shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiations not result in an agreement within ten days after delivery of an Objection Notice, the issues remaining in dispute shall be submitted to a neutral auditor selected by the Shareholder Representatives and Board of Directors of the Surviving Corporation (the “Neutral Auditor”), each acting reasonably.  Within 5 days of selecting the Neutral Auditor, the Shareholder Representatives shall furnish or cause to be furnished to the Neutral Auditor such work papers and other documents and information relating to the disputed issues as they may deem necessary or appropriate or as the Neutral Auditor may request and that are available to that party or its agents. Further, the Shareholder Representatives shall be afforded the opportunity to present to the Neutral Auditor any material relating to the disputed issues and to discuss the issues with the Neutral Auditor, provided, however, that no party shall have any discussions with the Neutral Auditor without first providing the other parties with notice of such discussions and a reasonable opportunity to attend, observe or otherwise participate in such discussions. The Neutral Auditor will deliver to the Shareholder Representatives, as promptly as practicable and in any event within 21 days after its appointment, a written determination (which determination shall include a worksheet setting forth all material calculations used in arriving at such determination and shall be based solely on information provided to the Neutral Auditor by the Shareholder Representatives of the disputed items. In resolving any disputed item, the Neutral Auditor: (i) shall be bound by the principles set forth in this Section and (ii) shall limit its review to the line items and items specifically set forth in and properly raised in an Objection Notice. The Neutral Auditor’s determination shall be final and binding on the Comamtech Shareholders and the DecisionPoint Shareholders;

(iv)
Upon the agreement of the Shareholder Representatives or the decision of the Neutral Auditor, or if the Shareholder Representatives fail to deliver an Objection Notice within the 10 day period provided in this section, the Purchase Price Statement, as adjusted (if necessary), including the final (as adjusted pursuant hereto) shareholders’ equity balance (the “Final Shareholders’ Equity Balance”) shall constitute the final shareholders’ equity balance for all purposes hereunder;

(v)
If the Final Shareholders’ Equity Balance exceeds $7,633,000, then the shareholders of Comamtech at the Record Date shall be entitled to receive on a pro rata basis, to be issued as additional consideration, shares equal to the Additional Comamtech Shares on Schedule 5 according to the Final Shareholders’ Equity Balance;

(vi)
If the Final Shareholders’ Equity Balance is less than $7,233,000, then the shareholders of DecisionPoint at the Record Date shall be entitled to receive on a pro rata basis, to be issued as additional consideration, shares equal to the Additional DecisionPoint Shares on Schedule 5 according to the Final Shareholders’ Equity Balance;

(vii)	The Additional Comamtech Shares or Additional DecisionPoint Shares, if any, shall be distributed in accordance with the foregoing on or before October 31, 2011;

(viii)
It is agreed that any costs related to the audit shall not be accrued as liabilities in the Opening Balance Sheet Audit or in the Final Shareholders’ Equity Balance. The Shareholder Representatives may consult with such professional advisors as they may deem reasonably necessary in order to verify the accuracy or computations set forth herein at the expense of the Surviving Corporation, it being understood that such professional advisory expenses shall in no event exceed $10,000.

The respective obligations of Comamtech and DecisionPoint to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. See “Arrangement Agreement”.

Effect of the Arrangement

Upon completion of the Arrangement, the former DecisionPoint Shareholders will hold approximately 68.4% of the issued and outstanding Comamtech Shares, on a fully diluted in-the-money basis (taking into account all in-the-money Comamtech Options and Comamtech Preferred Shares to be issued to DecisionPoint Shareholders) and 100% of the issued and outstanding Comamtech Preferred Shares.  Comamtech shall have, as its principal asset, all of the issued and outstanding shares of the Amalgamated Corporation which will continue to operate the business of DecisionPoint.

After the Effective Date and upon effectiveness of the Continuance in Delaware, Comamtech will no longer be a “foreign private issuer” under U.S. Securities laws.  Comamtech will become subject to additional reporting requirements under U.S. securities laws.  In addition, any shareholders with greater than five percent equity ownership of Comamtech (as calculated post-amalgamation) will become subject to material shareholder reporting and disclosure obligations. See “The Continuance and Domestication” and “Comparison of Shareholder Rights”.

Expenses and Termination Fees

In the event of the termination of the Arrangement Agreement under certain circumstances, Comamtech may be entitled to receive from DecisionPoint an amount of US$500,000 as a non-completion fee to be paid in immediately available funds, in addition to an amount of up to US$125,000 to cover certain expenses.

The expenses incurred by Comamtech for the purposes of the Arrangement, including professional and advisory fees, expenses related to the preparation and printing of this Circular and the holding of the Meeting, which are estimated to be CDN$900,000, will be assumed by Comamtech. See “Arrangement Agreement – Expenses and Termination Fees”.

 Amendment No. 1 to the Arrangement Agreement

On December 23, 2010, Comamtech, DecisionPoint and MergerCo entered into Amendment No. 1 to the Arrangement Agreement. As a result of DecisionPoint’s transaction with CMAC, the Arrangement now results in DecisionPoint Shareholders receiving an additional 408,737 Comamtech Shares than originally planned, representing a less than 2% additional dilution to the Comamtech Shareholders, all on a fully diluted basis.

Based on information provided by DecisionPoint, the acquisition of CMAC by DecisionPoint represents between a 14 to 18 cent improvement on earnings per share (for the full year of 2011) on a fully diluted basis after giving effect to the transaction with CMAC and after giving effect to the Arrangement.

 Amendment No. 2 to the Arrangement Agreement

On March 22, 2011, Comamtech, DecisionPoint and MergerCo entered into Amendment No. 2 to the Arrangement Agreement. The amendments brought to the Arrangement Agreement relate principally to certain post-closing adjustments in the Plan of Arrangement whereby Shareholders may be entitled to receive Additional Comamtech Shares or DecisionPoint Shareholders may be entitled to receive

Additional DecisionPoint Shares, depending on the Final Sharehlder’s Equity Balance. Any such additional shares are to be distributed on or before October 31, 2011.

In addition, the Continuance is now an integral part of the Plan of Arrangement in order to satisfy requests from the SEC.

 Amendment No. 3 to the Arrangement Agreement

On April 8, 2011, Comamtech, DecisionPoint and MergerCo entered into Amendment No. 3 to the Arrangement Agreement. The amendments under Amendment No.3 related principally to the Plan of Arrangement. See “Particulars of the Arrangement – Arrangement Steps”, “Arrangement Agreement – Amendment No. 3 to the Arrangement Agreement” and the Plan of Arrangement, attached hereto as Schedule B.

 Amendment No. 4 to the Arrangement Agreement

On April 13, 2011, Comamtech, DecisionPoint and MergerCo entered into Amendment No. 4 to the Arrangement Agreement. The amendments under Amendment No.4 provide for the addition of dissent rights to the Plan of Arrangement. See the Plan of Arrangement, attached hereto as Schedule B.

 Procedure for the Arrangement to Become Effective

Shareholders Approval

The Interim Order provides that the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, each Shareholder being entitled to one vote for each Common Share held. See “Particulars of the Arrangement – Procedure for the Arrangement to Become Effective”.

Notwithstanding the foregoing, the Arrangement Resolution authorizes Comamtech, subject to the terms of the Arrangement Agreement and the Plan of Arrangement, to amend any of the Arrangement Agreement and the Plan of Arrangement, and decide not to proceed with the Arrangement, at any time prior to the Arrangement becoming effective without it being necessary to give additional notice to, or obtain the approval of, the Shareholders.

Court Approval

The OBCA provides that the Arrangement requires Court approval. On April 14, 2011, Comamtech obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order included in Schedule C annexed hereto.

Subject to the terms of the Arrangement Agreement and the adoption of the Arrangement Resolution at the Meeting in the manner required by the Interim Order, Comamtech will make application to the Court for the Final Order at the Toronto Courthouse, on May 20, 2011 at 10:00 a.m. (EDT) or as soon thereafter as counsel may be heard. See “Particulars of the Arrangement – Procedure for the Arrangement to Become Effective”.

Conditions Precedent

All conditions precedent to the Arrangement, as set out in the Arrangement Agreement, including the obtaining of the Required Vote and the receipt of the requisite Court and Regulatory Approvals prior to the Effective Date, must be satisfied or waived by the appropriate party in order for the Arrangement to be completed. See “Arrangement Agreement”.

 Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Comamtech will apply to the Court for the Final Order approving the Arrangement on May 20, 2011 at 10:00 a.m. (EDT). If the Final Order is obtained on May 20, 2011, in form and substance satisfactory to Comamtech and DecisionPoint, acting reasonably, and all other conditions for the Arrangement to become effective are satisfied or waived, Comamtech expects the Effective Date of the Arrangement to be on or around June 15, 2011. See “Particulars of the Arrangement – Timing”.

 The Continuance and Domestication

If the Arrangement Resolution is passed by Shareholders at the Meeting, Comamtech will be authorized to apply, at any time from the date of the Meeting, to the Director under the OBCA for a letter of satisfaction for the continuance of Comamtech out of the laws of Ontario and, upon receipt of the letter of satisfaction, to file a certificate of corporate domestication and a certificate of incorporation substantially in the forms attached in Schedule A of this Circular, with the Secretary of State of the State of Delaware.  See “The Continuance and Domestication”.

Effects of Change of Jurisdiction

Comamtech is currently governed by the provisions of the OBCA. Upon completion of the Continuance, the rights of Shareholders will be governed by the General Corporation Law of the State of Delaware (“DGCL”). Shareholders should consult their legal advisors regarding all of the implication of the transactions contemplated in the Arrangement Resolution.

While the rights and privileges of shareholders of a Delaware corporation are, in many instances, comparable to those of shareholders of an OBCA corporation, there are certain differences. See “Comparison of Shareholder Rights”.

Procedure for the Continuance to Become Effective

If the Arrangement Resolution is approved, and upon receipt of a notice satisfactory to the Director under the OBCA submitted by Comamtech that the certificate of incorporation filed with the Secretary of State of the State of Delaware is effective, the Director shall file this notice and issue a certificate of discontinuance.  Upon the issuance of the certificate of discontinuance, the OBCA would no longer apply to Comamtech.

 Certain Canadian Federal Income Tax Consequences

Shareholders of Comamtech should carefully read the information under the heading “Certain Canadian Federal Income Tax Consequences”.

 Certain United States Income Tax Consequences

Shareholders should be aware that the Arrangement may have tax consequences in the United States that are not described in this Circular.  Shareholders that are subject to United States federal, state and local income tax should consult an advisor on the consequences of such matters.  See “Certain United States Income Tax Consequences”.

 Stock Exchange Listing and Reporting Issuer Status

The Comamtech Shares are currently traded on OTC Bulletin Board under the trading symbol COMT.

In accordance with NASDAQ listing rules, NASDAQ, following closing of the Harris Transaction, delivered a written notification on November 4, 2010, that Comamtech Shares would be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, Comamtech requested a hearing, which was held on December 16, 2010.

On December 21, 2010, NASDAQ informed Comamtech that it would be delisted from the NASDAQ and that trading in its shares would be suspended effective upon the open of business on Thursday, December 23, 2010.

The NASDAQ Hearing Panel acknowledged that Comamtech appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint. However, the NASDAQ Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for the NASDAQ listing in connection with the DecisionPoint transaction are longer than a public shell should remain listed on the NASDAQ. The NASDAQ Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of Comamtech pending the closing of the Arrangement and determined that Comamtech would be delisted.

Comamtech is a registered reporting issuer with the SEC as the successor to Copernic. Public reports filed by Comamtech are available on the SEC website at www.sec.gov.

Upon completion of the Arrangement, Comamtech will pursue a new listing on the NASDAQ. NASDAQ requires various minimum financial and qualitative conditions to be satisfied in order to qualify for listing on one of the NASDAQ trading platforms.  The respective management teams of Comamtech and DecisionPoint will endeavor to meet the minimum listing requirements as soon as reasonably possible, however, it is uncertain whether Comamtech will be able to satisfy the NASDAQ listing conditions during the foreseeable future. See also “Principal Legal Matters”.

Interest of Certain Persons in Matters to be Acted Upon

Shareholders should be aware that Mr. Marc Ferland, President and Chief Executive Officer, is entitled, pursuant to an employment agreement dated June 16, 2010, to a payment of CDN$150,000 to be paid by Comamtech upon the completion of the Arrangement, and (ii) Mr. David Goldman, a consultant with Comamtech, whose consulting agreement provides for a payment of CDN$300,000 payable in 89,007 Comamtech Shares to Mr. Goldman upon the closing of the completion of the Arrangement.

Pursuant to Mr. Jean-Rock Fournier’s terms of employment, if his employment as Secretary, Executive Vice President and Chief Financial Officer is terminated by Comamtech (except for cause) then Mr. Fournier shall be entitled to a lump sum payment of his current annual salary being CDN$160,000. It is currently the intention of Comamtech to terminate Mr. Fournier’s employment shortly after the completion of the Arrangement.

On July 6, 2010, Copernic entered into an investment banking Engagement Letter with Spencer Clarke pursuant to which the Spencer Clarke was engaged by Copernic to act as Copernic’s agent and advisor for opportunities in connection with any proposed merger and acquisition transaction, on a non-exclusive basis.  The obligations arising from the Engagement Letter has been assumed by Comamtech.  According to the terms of the Engagement Letter, Spencer Clarke was paid a retainer in the amount of US$25,000 with an additional agent’s fee payable and equal to the higher of (i) US$250,000; or (ii) 3% of the aggregate value of the transaction, defined as the aggregate purchase price of the acquired entity, including assumed debt, forgiveness of debt, extraordinary dividends and any other consideration paid in connection with a transaction.  Comamtech and Spencer Clarke have agreed that the fee shall be payable through the issuance of 153,883 Comamtech Shares at Closing of the transaction.

 Comamtech

Comamtech was incorporated under the OBCA on August 16, 2010 in order to proceed with the Harris Transaction. Comamtech has not carried on any active business since its incorporation. As of the date hereof, 2,097,861 Comamtech Shares are issued and outstanding. Comamtech’s head office is located at 333, Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6. See “Information Respecting Comamtech”.

Comamtech is authorized to issue an unlimited number of Comamtech Shares of which 2,097,861 Comamtech Shares are issued and outstanding.  The holders of Comamtech Shares are entitled (i) to receive dividends if, as and when declared by the Board, (ii) to one vote per Comamtech Share at meetings of the shareholders of Comamtech, and (iii) upon liquidation, dissolution or winding-up of Comamtech, to receive such assets of Comamtech as are distributable to the holders of Comamtech Shares.

The Board of Directors consists of three (3) individuals namely Marc Ferland, Lawrence Yelin and Claude E. Forget. In addition, the management team of Comamtech is comprised of two (2) individuals, namely Marc Ferland (President and Chief Executive Officer) and Jean-Rock Fournier (Secretary, Executive Vice President and Chief Financial Officer). See “Information Respecting Comamtech”.

Pursuant to the filing of the Articles of Arrangement, the share capital of Comamtech will be amended in order to create, and authorize Comamtech to issue, an unlimited number of cumulative convertible preferred shares issuable in series and 250,000 Comamtech Preferred Shares, having the rights, privileges, restrictions and conditions set forth in the Plan of Arrangement.

Upon the Arrangement being completed, (i) the sole holder of all of the issued and outstanding shares of the Amalgamated Corporation will be Comamtech, and (ii) all of the issued and outstanding DecisionPoint Shares shall be converted into Comamtech Shares and all of the DecisionPoint Preferred Shares shall be converted into Comamtech Preferred Shares. See “Information Respecting Comamtech”.

 DecisionPoint

DecisionPoint, formerly known as Canusa Capital Corp. (“Canusa”), was incorporated on December 27, 2006, under the laws of the State of Delaware. On June 17, 2009, Canusa entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DecisionPoint Acquisition, Inc., a Delaware corporation which is a wholly-owned subsidiary of Canusa (“Merger Sub”), and DecisionPoint Systems Holding, Inc., a California corporation (“Holding”).  Holding merged with and into Merger Sub with Merger Sub surviving the Merger as a wholly-owned subsidiary of Canusa under the name DecisionPoint Systems Group, Inc. (“DecisionPoint Group”) (the “Merger”). Prior to the Merger, Canusa was a “shell company” (as such term is defined in Rule 12b-2 under the 1934 Act.  Pursuant to the terms of the Merger Agreement, Canusa acquired all of the issued and outstanding capital stock of DecisionPoint Group from DecisionPoint Group’s shareholders in exchange for 20,000,000 shares of DecisionPoint’s common stock and assumed all of DecisionPoint Group’s obligations under DecisionPoint Group’s outstanding stock options and warrants.

DecisionPoint’s corporate headquarters are located at 19655 Descartes, Foothill Ranch, CA 92610-2609 and DecisionPoint’s telephone number is (949) 465-0065.

DecisionPoint’s common stock is quoted on the OTC Bulletin Board under the symbol “DNPI”.   On April 13, 2011, the last reported market price of DecisionPoint’s common stock was US$0.385 per share.

 Recent Developments

Comamtech has been advised that Sigma and DecisionPoint will be entering into a non-binding letter of intent whereby Sigma would inject DecisionPoint with US$4,000,000 in financing in exchange for: (i) 4,000 Preferred Shares at price of $1,000 per DecisionPoint Preferred Share; and (ii) 425,000 DecisionPoint Shares. The DecisionPoint Preferred Shares under the term sheet are convertible into DecisionPoint Shares at a fixed price of US$3.20. Should this transaction between Sigma and DecisionPoint be consummated at a value of US$4,000,000 with a conversion price of US$3.20, it will result in an additional dilution to Shareholders of 4.7% on a fully diluted in-the-money basis. The Sigma transaction is referenced in the Fairness Opinion. See “Information Respecting DecisionPoint – Recent Developments”.

On December 31, 2010, DecisionPoint completed a transaction with CMAC pursuant to which the shareholders of CMAC have agreed to sell to DecisionPoint all of the issued and outstanding shares in CMAC for a purchase price of US$3.15 million. The transaction, which closed on December 31, 2010, will increase DecisionPoint's revenues by approximately 20% and assets by 10% on a pro forma basis. See “Information Respecting DecisionPoint – Recent Developments”.

 Right to Dissent

Pursuant to the OBCA, Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA. A Dissenting Shareholder will be entitled, if the Arrangement becomes effective, to be paid by Comamtech the fair value of the Comamtech Shares held by such Dissenting Shareholder determined as at the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted. Notwithstanding Subsection 185(6) of the OBCA, a Shareholder who wishes to dissent must provide a Dissent Notice to Comamtech before 5:00 p.m. on the Business Day preceding the Meeting at 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, Ontario, M5H 2T6 (or any adjournment or postponement thereof). Failure to comply strictly with the dissent procedures may result in the loss or unavailability of a Shareholder’s Dissent Right. See “Right to Dissent”.

 Risk Factors

In connection with the Arrangement, Shareholders should be aware that there are various risks, including those described in this Circular under the heading “Risk Factors”. Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether or not to approve the Arrangement. See “Risk Factors”.

APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy is enclosed and, if you cannot or it is not your intention to be present in person at the Meeting and you are a Registered Holder, please complete and return the proxy in the envelope provided. The proxy must be executed by the Registered Holder or the duly authorized attorney-in-fact of such Registered Holder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Transfer Agent, at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, attention to: Corporate Actions, no later than 5:00 p.m. (EDT) on the last Business Day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairperson on the day of the Meeting or any adjournment(s) or postponement(s) thereof, prior to the beginning of the Meeting.

 Appointment of Proxies

The persons designated in the enclosed form of proxy are directors or senior officers of Comamtech. Each Shareholder has the right to appoint a person (who need not be a Shareholder) to attend for him or her and act on his or her behalf at the Meeting or any adjournment(s) or postponement(s) thereof instead of the person specified in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the Shareholder’s nominee in the space provided or by completing another appropriate form of proxy and, in either case, delivering the proxy as prescribed. The Comamtech Shares represented by the proxy will be voted for or against the Arrangement Resolution in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Comamtech Shares will be voted accordingly. If no instructions are given, the Comamtech Shares will be voted FOR the Arrangement Resolution.

 Non-Registered Shareholders

Only Registered Holders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. Most Shareholders are “non-registered” holders because the Comamtech Shares they own are not registered in their names, but instead are registered in the name of the brokerage firm, bank or trust company through which they purchased their Comamtech Shares. More particularly, a person is not a Registered Holder in respect of Comamtech Shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Comamtech Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, Comamtech has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)
be given (typically a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Since the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Comamtech as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions, (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the Comamtech Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the designated proxy holders and insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

 Revocation of a Proxy

A Shareholder executing the enclosed proxy may revoke it at any time before it has been exercised. A Shareholder may revoke a proxy by depositing an instrument in writing to that effect with the Transfer Agent at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, attention to: Corporate Actions, at any time up to and including the last Business Day preceding the day of the Meeting at which the proxy is to be used, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof. Only Registered Holders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf. Non-Registered Shareholders should seek and carefully follow the instructions of their Intermediary as to how they may revoke their proxy.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

Unless otherwise specified, proxies in the accompanying form will be voted FOR the Arrangement Resolution.

The form of proxy confers discretionary authority to the chosen proxy holder with respect to any amendment to or variation of matters identified in the Notice of Meeting and other matters, which may arise at the Meeting. At the time of printing this Circular, Comamtech knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if other matters, which are not known to Comamtech, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

 Common Shares

As at the Record Date, there were 2,097,861 Comamtech Shares issued and outstanding. Each Comamtech Share entitles the holder thereof to cast one vote at the Meeting.

 Restricted Shares

Except for Comamtech Shares and/or Comamtech Options held by (i) the current directors and officers of Comamtech; and (ii) the former directors of Copernic, there are no outstanding restricted securities of Comamtech nor securities of Comamtech that are either indirectly or directly convertible into or exercisable or exchangeable for restricted securities of Comamtech.

 Record Date

Comamtech has fixed April 18, 2011 as the record date for the purpose of determining Shareholders entitled to receive the Notice of Meeting. All Shareholders of record on the Record Date will be entitled to vote at the Meeting except to the extent that any such Shareholder has, since the Record Date, transferred any of her or his Comamtech Shares. In such case, a transferee of those Comamtech Shares may produce properly endorsed share certificates, or otherwise establish that she or he owns the Comamtech Shares and provided that she or he has demanded no later than ten (10) days before the Meeting that Comamtech recognize the transferee as the person entitled to vote the transferred Comamtech Shares, such transferee will be entitled to vote his or her Comamtech Shares at the Meeting.

 Beneficial Ownership

To the knowledge of the directors and executive officers of Comamtech, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying ten percent (10%) or more of the voting rights attaching to any class of voting securities of Comamtech, other than RMG/1454/GPD which holds 435,885 Comamtech Shares, representing approximately 20.8% of the total issued and outstanding Comamtech Shares.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

 Background to the Arrangement

In the spring of 2009, Copernic the predecessor to Comamtech began to consider opportunities outside its current business focus to partner with other entities thereby leveraging its expertise, balance sheet and NASDAQ listing. Potential acquisitions were examined and none were determined suitable.

During the first half of 2010, Copernic engaged the services of consultants to review its desktop search software business and determine its long term strategic direction. The board of directors of Copernic determined that substantial investments would be required in technology to maintain Copernic’s competitiveness with no certainty that these investments would result in a profitable enterprise, particularly when faced with two well capitalized competitors, namely Google and Microsoft, who embedded desktop search software in their offerings. In addition, substantial unrecorded tax losses carried forward would reach their maturity dates in the near term and the board of directors of Copernic determined that it was important to crystallize these values as soon as possible. It was therefore necessary to find a Canadian company in the software business which could benefit from these losses while leveraging the core search technology through its own product lines and sales channels. Following the signing of a confidentiality agreement between Harris and Copernic, discussions started in March 2010 with Harris with respect to a potential transaction which would accomplish these objectives.

On July 5, Copernic accepted a letter of intent of Harris, providing, among other things, for the terms and conditions of an arrangement. On August 25, 2010, Copernic, Harris and Comamtech entered into an arrangement agreement pursuant to which Copernic was to ultimately acquired and taken private by Harris. The board of directors of Copernic also instructed management to seek out business partners to ensure that Comamtech, as a successor entity of Copernic would continue to have an operating business thereby retaining its listing on NASDAQ.

On July 6, 2010, Copernic hired the services of Spencer Clarke, an investment banker located in New York, New York, who presented various potential merger opportunities. The obligations arising from the Engagement Letter have been assumed by Comamtech. According to the terms of the Engagement Letter, Spencer Clarke was paid a retainer in the amount of US$25,000 with an additional agent’s fee payable and equal to the higher of (i) US$250,000; or (ii) 3% of the aggregate value of the transaction, defined as the aggregate purchase price of the acquired entity, including assumed debt, forgiveness of debt, extraordinary dividends and any other consideration paid in connection with a transaction.  Comamtech and Spencer Clarke have agreed that the fee shall be payable through the issuance of 153,883 Comamtech Shares at Closing of the transaction.

DecisionPoint was short listed after an initial meeting on July 19, 2010, as representative of many attributes that management was looking for in a merger partner.

On August 25, 2010, the board of directors of Copernic engaged ModelCom to assess the fairness to the Shareholders, from a financial point of view, of the Arrangement. In connection with its mandate, ModelCom provided a fairness opinion to the Board of Directors on October 6, 2010 which states that, based on its scope of review and subject to the restrictions, limitation and assumptions contained therein, as of the date of the fairness opinion, the Arrangement is fair, from a financial point of view, to the Shareholders. On January 13, 2011, this original fairness opinion was superseded by a supplementary fairness opinion, in order to: (i) confirm the opinion delivered on October 6, 2010; and (ii) to take into account the issuance of 408,737 additional shares resulting from DecisionPoint’s acquisition of CMAC and a proposed investment by Sigma in DecisionPoint. On April 8, 2011, ModelCom provided the Board of Directors with the Fairness of Opinion in order to: (i) confirm the two previous fairness opinions; and (ii) take into account the amendments to the Plan of Arrangement. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “Background to and Reasons for the Arrangement – Fairness Opinion” and a copy of the Fairness Opinion annexed hereto as Schedule E.

On October 20, 2010, Comamtech and MergerCo entered into the Arrangement Agreement with DecisionPoint.

On November 4, 2010, the Harris Transaction closed and Comamtech became a shell company with no operating assets.

On September 20, 2010, Copernic was advised that the NASDAQ Staff determined that upon the consummation of the Harris Transaction, Comamtech would become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ, following closing of the Harris Transaction, delivered a written notification on November 4, 2010, that the Comamtech Shares would be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, Comamtech requested a hearing, which was held on December 16, 2010.

On December 21, 2010, NASDAQ informed Comamtech that it would be delisted from the NASDAQ and that trading in its shares would be suspended effective upon the open of business on Thursday, December 23, 2010. Comamtech Shares have since been quoted on the OTC Bulletin Board. Comamtech continues to maintain its status as a reporting company with the SEC and will continue to update its shareholders on material events and financial information as required.

The NASDAQ Hearing Panel acknowledged that Comamtech appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint. However, the NASDAQ Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for the NASDAQ listing in connection with the DecisionPoint transaction are longer than a public shell should remain listed on the NASDAQ.  The NASDAQ Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of Comamtech pending the closing of the Arrangement and determined that Comamtech would be delisted.

On January 21, 2011 the Board of Directors prepared a management information circular which was sent to Shareholders in connection with the Arrangement Agreement. The special meeting of Shareholders was originally scheduled to be held on February 18, 2011. On February 17, 2011, the special meeting was adjourned to March 2, 2011, at which time Shareholders approved the Arrangement and Continuance as separate special resolutions with 99.07% and 99.08% of the votes cast in favour of each of the special resolutions, respectively.

On March 23, 2011, Comamtech announced that the Ontario Superior Court of Justice (Commercial List) had agreed to adjourn the hearing for a final order. Comamtech and DecisionPoint agreed that it was in the best interests of Shareholders to amend the adjustment clause found in the previous plan of arrangement in order to more accurately reflect the value of Comamtech’s assets.

Upon completion of the Arrangement, Comamtech will pursue a new listing on the NASDAQ. NASDAQ requires various minimum financial and qualitative conditions to be satisfied in order to qualify for listing on one of the NASDAQ trading platforms.  The respective management teams of Comamtech and DecisionPoint will endeavor to meet the minimum listing requirements as soon as reasonably possible, however, it is uncertain whether Comamtech will be able to satisfy the NASDAQ listing conditions during the foreseeable future.

 Benefits of the Arrangement

As previously disclosed, Comamtech is a shell company and as such has no operating assets.  The Arrangement will provide the Shareholders with an indirect interest in an operating entity.

In addition, Comamtech will utilize the Arrangement in order to pursue a new listing on the NASDAQ.  See “Stock Exchange Listing and Reporting Issuer Status” and “Principal Legal Matters”.

Furthermore, if the proposed Arrangement is not completed, then the Board of Directors may consider other alternatives, such as the liquidation of Comamtech (the costs and timing of which are uncertain). See “Risk Factors”.

 Recommendation of the Board of Directors

The Board of Directors has determined unanimously that the Arrangement is fair, from a financial point of view, to the Shareholders and is in the best interests of Comamtech. Accordingly, the Board of Directors has unanimously approved the Arrangement and authorized the presentation of the Arrangement to the Shareholders for approval and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

In arriving at its conclusions with respect to these matters, the Board of Directors considered, among other things, the following factors:

(a)	the Fairness Opinion to the effect that, the Arrangement is fair, from a financial point of view, to the Shareholders;

(b)	following the Arrangement, Comamtech will have an operating business that will form the basis of a new listing application to the NASDAQ for trading of the Comamtech Shares;

(c)
the Arrangement will not be completed unless the Arrangement Resolution receives a favourable vote of not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, each Shareholder being entitled to one vote for each Common Share held;

(d)	the Arrangement will become effective only if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is fair and reasonable;

(e)	the purpose and benefits of the Arrangement as outlined herein; and

(f)	the Arrangement does not generally result in negative Canadian federal income tax consequences for Shareholders.

The Board of Directors unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Shareholders are entitled to dissent from the Arrangement Resolution.  See “Right to Dissent” for a discussion of such rights.

 Fairness Opinion

ModelCom was initially retained on August 25, 2010 by the board of directors of Copernic, the predecessor of Comamtech, to provide an opinion in respect of the fairness to the Shareholders, from a financial point of view, of the Arrangement. In consideration for its services in these respects, Comamtech agreed to pay ModelCom certain fees, reimburse ModelCom for its out-of-pocket costs and expenses and indemnify ModelCom in respect of certain liabilities. ModelCom has advised the Board of Directors that neither ModelCom nor any of its affiliates or associates is an insider, associate or affiliate of Comamtech, DecisionPoint or any of their respective associates or affiliates. There are no understandings, agreements or commitments between ModelCom, Comamtech and DecisionPoint or any of their respective associates or affiliates with respect to any future business dealings. The compensation of ModelCom in connection with the provision of the Fairness Opinion is not contingent in any way on the conclusions reached in the Fairness Opinion or the successful consummation of the Arrangement.

In its Fairness Opinion, ModelCom is of the opinion, based on its scope of review and subject to the restrictions, limitations and assumptions contained therein, that the Arrangement is fair, from a financial point of view, to the Shareholders.

A copy of the Fairness Opinion is annexed hereto as Schedule E. The Fairness Opinion is subject to the restrictions, assumptions and limitations contained therein. Shareholders are urged to read the Fairness Opinion in its entirety.

PARTICULARS OF THE ARRANGEMENT

 Arrangement Steps

If (i) the Arrangement is approved at the Meeting by the Required Vote, (ii) the Final Order is issued and (iii) the other conditions for the completion of the Arrangement have been satisfied or waived, the Articles of Arrangement will be filed with the Director and, at the Effective Time, DecisionPoint and MergerCo shall amalgamate to form the Amalgamated Corporation and shall continue as an OBCA corporation, with the effect set forth in Subsection 182(1)(d), the whole as follows and without any further act or formality:

(a)	Comamtech’s authorized share capital shall be altered by amending its articles of incorporation to create an unlimited number of cumulative convertible preferred shares issuable in series;

(b)	Comamtech’ authorized share capital shall be further altered by amending its articles of incorporation to create and designate 500,000 Comamtech Series A Preferred Shares;

(c)	Comamtech’ authorized share capital shall be further altered by amending its articles of incorporation to create and designate 500,000 Comamtech Series B Preferred Shares;

(d)	Comamtech’s articles of incorporation shall be amended to change its name to DecisionPoint Systems, Inc.;

(e)
Each whole DecisionPoint Share outstanding immediately prior to the Effective Date shall be converted into and each former holder of DecisionPoint Shares shall be entitled to receive, subject to Sections 5.1 and 5.4 of the Plan of Arrangement, 0.125 of a Comamtech Share for each whole DecisionPoint Share with former holders of DecisionPoint Shares receiving not more than 4,593,661 Comamtech Shares;

(f)
Each whole DecisionPoint Preferred Share outstanding immediately prior to the Effective Date shall be converted into and each former holder of DecisionPoint Preferred Shares shall be entitled to receive, subject to Sections 5.1 and 5.4 of the Plan of Arrangement, 0.125 of a Comamtech Preferred Share for each whole DecisionPoint Preferred Share with former holders of DecisionPoint Preferred Shares receiving not more than 243,750 Comamtech Series A Preferred Shares and not more than 118,750 Comamtech Series B Preferred Shares;

(g)	The name of the Amalgamated Corporation shall be DecisionPoint Systems International Inc.;

(h)	The address of the registered office of the Amalgamated Corporation shall be 333 Bay Street, Suite 2400, Bay Adelaide Center, Box 28, Toronto M5H 2T6;

(i)	There shall be no restrictions on the business that the Amalgamated Corporation may carry on or on the powers it may exercise;

(j)
At the time of the filing of Articles of Arrangement with the Director, the Amalgamated Corporation shall be authorized to issue an unlimited number of common shares and preferred shares having the rights, privileges, restrictions and conditions as provided in Schedule 2 of the Plan of Arrangement;

(k)
The board of directors of the Amalgamated Corporation shall consist of not less than a minimum of one nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 2. The initial directors of the Amalgamated Corporation shall be Nicholas R. Toms and Marc Ferland;

(l)	The by-laws of the Amalgamated Corporation shall be as set forth in Schedule 3 of the Plan of Arrangement;

(m)	The transfer of shares in the capital of the Amalgamated Corporation shall be restricted in that no share may be transferred without either: (i) the consent of the directors of the

Amalgamated Corporation  expressed by resolution passed by the board of directors of the Amalgamated Corporation  or by an instrument or instruments in writing signed by all of such directors, or (ii) the consent of the holders of shares to which are attached more than 50% of the voting rights attaching to all shares for the time being outstanding entitled to vote at such time expressed by a resolution passed by such shareholders at a meeting duly called and constituted for that purpose or by an instrument or instruments in writing signed by all of such shareholders;

(n)
Each whole common share of MergerCo outstanding immediately prior to the Effective Date shall be converted into, and Comamtech shall be entitled to receive, one preferred share in the capital of the Amalgamated Corporation having a fixed redemption amount equal to the original issue price of such common share. As consideration for the issuance by Comamtech of the Comamtech Shares and the Comamtech Preferred Shares under the Arrangement, the Amalgamated Corporation will issue to Comamtech 1,000 common shares in its capital stock;

(o)
The stated capital account of the preferred shares of the Amalgamated Corporation shall be set at an amount equal to the “paid-up capital” (within the meaning of the ITA) of the common shares of MergerCo outstanding immediately prior to the Effective Date. The stated capital account of the common shares of the Amalgamated Corporation shall be set at an amount equal to the sum of (i) the “paid-up capital” (within the meaning of the ITA) of the DecisionPoint Common Shares being exchanged into Comamtech Shares and (ii) the “paid-up capital” (within the meaning of the ITA) of the DecisionPoint Preferred Shares being exchanged into Comamtech Preferred Shares;

(p)
The articles of incorporation of Comamtech shall be amended to provide that the Board shall consist of not less than a minimum of three nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 7. The directors of Comamtech effecting from and after the Effective Date until their successors are elected or appointed, shall be Nicholas R. Toms, Donald W. Rowley, David M. Rifkin, Jay B. Sheehy, Robert M. Chaiken, Marc Ferland and Lawrence Yelin.

(q)	The existing bylaws of Comamtech shall be repealed and replaced with the bylaws set forth in Schedule 4 of the Plan of Arrangement;

(r)
By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Option, that is outstanding immediately prior to the Arrangement shall be converted into an option to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such DecisionPoint Option, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Option multiplied by the Exchange Ratio (rounded to the nearest whole share), at an exercise price per share equal to the exercise price for each DecisionPoint Option adjusted by the Exchange Ratio;

(s)
By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Warrant that is outstanding immediately prior to the Arrangement shall be converted into a warrant to purchase, on the same terms and conditions as applied to each such DecisionPoint Warrant, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Warrant multiplied by the Exchange Ratio (rounded to the nearest whole share),at an exercise price per share equal to the exercise price for each DecisionPoint Warrant adjusted by the Exchange Ratio;

(t)
By virtue of the Arrangement and pursuant to certain contractual obligations of Comamtech, Comamtech will issue: (i) 89,007 Comamtech Shares to Mr. David Goldman; and (ii) 153,883 Comamtech Shares to Spencer Clarke LLC;

(u)
No fractional Comamtech Shares and no fractional Comamtech Preferred Shares shall be issued to former holders of DecisionPoint Shares or to former holders of DecisionPoint Preferred Shares.  The number of Comamtech Shares or Comamtech Preferred Shares to be issued to former holders of DecisionPoint Shares or DecisionPoint Preferred Shares shall be rounded down to the nearest whole Comamtech Share or nearest whole Comamtech Preferred Share, as applicable.  In calculating such fractional interests, all DecisionPoint Shares and all DecisionPoint Preferred Shares, as applicable, registered in the name of or beneficially held by holder or its nominee shall be aggregated;

(v)
Each Comamtech Share held by a Dissenting Shareholder shall, without any further action by or on behalf of the Dissenting Shareholder, be deemed to have been surrendered to Comamtech, free and clear of all Liens, for cancellation and such Dissenting Shareholder shall cease to be the holder of such Comamtech Shares and to have any rights as a holder of such Comamtech Shares other than the right to be paid the fair value for such Comamtech Shares by Comamtech in accordance with Article 4 of the Plan of Arrangement;

(w)	Comamtech shall be continued under the DGCL; and

(x)	Post-closing adjustments will be as follows:

(i)
After the Arrangement, the Surviving Corporation shall hire an auditor, licensed by the U.S. Public Corporation Accounting Oversight Board, to perform the Opening Balance Sheet Audit.  Such Opening Balance Sheet Audit shall include line items for Comamtech’s assets, liabilities and shareholders’ equity as of the Closing Date.  Comamtech shall provide the Surviving Corporation’s auditors and accounting and other personnel access to the books and records of Comamtech and any other documents or information reasonably requested.  On or before August 25, 2011, the Surviving Corporation shall prepare the Purchase Price Statement setting forth its good faith computation of the shareholders’ equity as of August 15, 2011.  The Purchase Price Statement shall include the balances from the Opening Balance Sheet Audit with adjustments for realized and unrealized gains and losses and income and expenses from the disposition and maintenance of the assets and liabilities on the Opening Balance Sheet Audit.  The Surviving Corporation shall deliver such Purchase Price Statement to the Shareholder Representatives together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Purchase Price Statement. Following the delivery of the Purchase Price Statement, the Surviving Corporation shall provide the Shareholder Representatives prompt and reasonable access to the Surviving Corporation’s auditors and accounting and other personnel to the books and records and any other documents or information reasonably requested by the Shareholder Representatives in order to allow the Shareholder Representatives to verify the accuracy of the computation set forth in the Purchase Price Statement;

(ii)
If the Shareholder Representatives disagree with the calculation of any of the items set forth in the Purchase Price Statement, the Shareholder Representatives shall notify the Surviving Corporation in writing of such disagreement by sending an Objection Notice within 10 days after receipt of the Purchase Price

Statement by the Shareholder Representatives. Any Objection Notice shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) specify the line item or items in the Purchase Price Statement with which the Shareholder Representatives disagree and the amount of each such line item or items as calculated by the Shareholder Representatives. The Shareholder Representatives shall be deemed to have agreed with all items and amounts included in the Purchase Price Statement except such items that are specifically disputed in the Objection Notice. If the Shareholder Representatives fail to deliver an Objection Notice to the Surviving Corporation within 10 days after receipt of the Purchase Price Statement by the Shareholder Representatives, the Purchase Price Statement shall be deemed final and binding on the Comamtech Shareholders and the DecisionPoint Shareholders;

(iii)
If the Shareholder Representatives deliver an Objection Notice to the Purchase Price Statement within 10 days following the receipt of such statement, then the Shareholder Representatives and the Surviving Corporation shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiations not result in an agreement within ten days after delivery of an Objection Notice, the issues remaining in dispute shall be submitted to a Neutral Auditor selected by the Shareholder Representatives and Board of Directors of the Surviving Corporation, each acting reasonably. Within 5 days of selecting the Neutral Auditor, the Shareholder Representatives shall furnish or cause to be furnished to the Neutral Auditor such work papers and other documents and information relating to the disputed issues as they may deem necessary or appropriate or as the Neutral Auditor may request and that are available to that party or its agents. Further, the Shareholder Representatives shall be afforded the opportunity to present to the Neutral Auditor any material relating to the disputed issues and to discuss the issues with the Neutral Auditor, provided, however, that no party shall have any discussions with the Neutral Auditor without first providing the other parties with notice of such discussions and a reasonable opportunity to attend, observe or otherwise participate in such discussions. The Neutral Auditor will deliver to the Shareholder Representatives, as promptly as practicable and in any event within 21 days after its appointment, a written determination (which determination shall include a worksheet setting forth all material calculations used in arriving at such determination and shall be based solely on information provided to the Neutral Auditor by the Shareholder Representatives of the disputed items. In resolving any disputed item, the Neutral Auditor: (i) shall be bound by the principles set forth in this Section and (ii) shall limit its review to the line items and items specifically set forth in and properly raised in an Objection Notice. The Neutral Auditor’s determination shall be final and binding on the Comamtech Shareholders and the DecisionPoint Shareholders;

(iv)
Upon the agreement of the Shareholder Representatives or the decision of the Neutral Auditor, or if the Shareholder Representatives fail to deliver an Objection Notice within the 10 day period provided in this section, the Purchase Price Statement, as adjusted (if necessary), including the Final Shareholders’ Equity Balance (as adjusted pursuant hereto) shall constitute the final shareholders’ equity balance for all purposes hereunder;

(v)
If the Final Shareholders’ Equity Balance exceeds $7,633,000, then the shareholders of Comamtech at the Record Date shall be entitled to receive on a pro rata basis, to be issued as additional consideration, shares equal to the

Additional Comamtech Shares on Schedule 5 according to the Final Shareholders’ Equity Balance;

(vi)
If the Final Shareholders’ Equity Balance is less than $7,233,000, then the shareholders of DecisionPoint at the Record Date shall be entitled to receive on a pro rata basis, to be issued as additional consideration, shares equal to the Additional DecisionPoint Shares on Schedule 5 according to the Final Shareholders’ Equity Balance;

(vii)	The Additional Comamtech Shares or Additional DecisionPoint Shares, if any, shall be distributed in accordance with the foregoing on or before October 31, 2011;

(viii)
It is agreed that any costs related to the audit shall not be accrued as liabilities in the Opening Balance Sheet Audit or in the Final Shareholders’ Equity Balance. The Shareholder Representatives may consult with such professional advisors as they may deem reasonably necessary in order to verify the accuracy or computations set forth herein at the expense of the Surviving Corporation, it being understood that such professional advisory expenses shall in no event exceed $10,000.

The respective obligations of Comamtech and DecisionPoint to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. See “Arrangement Agreement”.

 Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 182 of the OBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)
the Arrangement must be approved by not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, each Shareholder being entitled to one vote for each Common Share held;

(b)	all conditions set out in the Arrangement Agreement must be satisfied or waived by the appropriate parties;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order; and

(d)
the Articles of Arrangement together with any other required documents must be filed with the Director in the form prescribed by the OBCA and the Certificate of Arrangement must be issued by the Director.

Shareholders Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, each Shareholder being entitled to one vote for each Comamtech Share held.

Notwithstanding the foregoing, the Arrangement Resolution authorizes Comamtech, subject to the terms of the Arrangement Agreement and the Plan of Arrangement, without further notice to or obtaining the approval of the Shareholders, to amend or terminate any of the Arrangement Agreement and the Plan of Arrangement and decide not to proceed with the Arrangement, at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA. See the Arrangement Resolution and the Plan of Arrangement annexed hereto as Schedules A and B, respectively.

Court Approval

On April 14, 2011, Comamtech obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order and the Notice of Application annexed hereto as Schedule C and Schedule D, respectively.

The OBCA provides that the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, Comamtech will make application to the Court for the Final Order at the Toronto Courthouse, 330 University Avenue, 8th Floor, Toronto, Ontario, on May 20, 2011 at 10:00 a.m. (EDT) or as soon thereafter as counsel may be heard. Any Shareholder or other interested party desiring to support or oppose the motion with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving upon Comamtech, on or before May 13, 2011, an appearance and complying with certain other procedural requirements. If such appearance is with the view to contest the motion for the Final Order or make representations in relation thereto, the Shareholder or other interested party must serve on Comamtech and file in the Court record, on or before May 13, 2011, written representations supported as to the facts by affidavit(s) and exhibit(s), if any, failing which the appearing person shall not be permitted to contest the motion for Final Order or make representations in relation thereto. Service of such notice on Comamtech is required to be effected by service upon the attorneys for Comamtech, with a copy to counsel for DecisionPoint, at the following addresses:

Attorney's for Comamtech: FASKEN MARTINEAU DUMOULIN LLP Barristers and Solicitors 333 Bay Street, Suite 2400 Bay Adelaide Centre, Box 20 Toronto, Ontario M5H 2T6 Attention: Christine P. Tabbert	Attorneys for DecisionPoint: MCMILLAN LLP Lawyers Brookfield Place 181 Bay Street, Suite 4400 Toronto, Ontario M5J 2T3 Attention: Hilary Clarke

The Court has broad discretion under the OBCA when making orders with respect to the Arrangement, and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Shareholders and any other interested party that the Court determines appropriate. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with the terms and conditions of such approval, if any, as the Court may determine appropriate. Depending on the nature of any required amendments, Comamtech or DecisionPoint may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to either Comamtech or DecisionPoint, acting reasonably.

The issuance of the Comamtech Shares and the Comamtech Convertible Preferred Shares will not be registered under the 1933 Act and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court will be advised before the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, (i) Comamtech will rely on such Section 3(a)(10) exemption based on the Court’s approval of the Arrangement, and (ii) that the Comamtech Shares and the Comamtech Convertible Preferred Shares issued pursuant to the Arrangement will not require registration under the 1933 Act.

If (i) the Arrangement is approved by the Shareholders by the Required Vote, (ii) the Final Order is obtained from the Court and (iii) all of the conditions set out in the Arrangement Agreement are satisfied or waived, Comamtech intends to cause a copy of the Articles of Arrangement to be filed with the Director, together with such other materials as may be required by the Director.

 Timing

If the Meeting is held as scheduled and not adjourned, the Arrangement Resolution is passed and the other applicable conditions are satisfied or waived by the appropriate parties, Comamtech will apply to the Court for the Final Order approving the Arrangement on May 20, 2011. If the Final Order is obtained on May 20, 2011 in form and substance satisfactory to Comamtech and DecisionPoint, acting reasonably, and all other conditions to the Arrangement are satisfied or waived, Comamtech expects that the Effective Date will occur on or about June 15, 2011. It is not possible, however, to specify when the Effective Date will occur. Comamtech or DecisionPoint may terminate the Arrangement Agreement in certain circumstances, in which case the Arrangement will not be completed. See “Arrangement Agreement”.

The Arrangement will become effective upon the filing of the Articles of Arrangement with the Director and issuance of the Certificate of Arrangement by the Director.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing in respect of the Final Order. Upon the Arrangement becoming effective, Comamtech will issue a press release confirming the same.

 Effect of the Arrangement

Upon completion of the Arrangement, (i) Comamtech will be the holder of all the issued and outstanding shares of the Amalgamated Corporation, (ii) former DecisionPoint Shareholders will have exchanged, through a sequence of steps, each DecisionPoint Shares they hold for 0.125 Comamtech Shares and each DecisionPoint Preferred Shares for 0.125 Comamtech Preferred Shares, and consequently, (iii) former DecisionPoint Shareholders will hold approximately 68.4% of the issued and outstanding Comamtech Shares on a fully diluted in-the-money basis (taking into account all in-the-money Comamtech Options and Comamtech Preferred Shares to be issued to DecisionPoint Shareholders)1 and 100% of the issued and outstanding Comamtech Preferred Shares.

The issuance of the Comamtech Shares and other securities of Comamtech pursuant to the Arrangement will not be registered under the 1933 Act and are being issued in reliance upon an exemption from registration provided therein. See “Background to and Reasons for the Arrangement”.

After the Effective Date and upon effectiveness of the Continuance in Delaware, Comamtech will no longer be a “foreign private issuer” under U.S. Securities laws.  Comamtech will become subject to additional reporting requirements under U.S. securities laws.  In addition, any shareholders with greater than five percent equity ownership of Comamtech (as calculated post-amalgamation) will become subject to material shareholder reporting and disclosure obligations. See “The Continuance and Domestication” and “Comparison of Shareholder Rights”.

1 Former DecisionPoint Shareholders will hold approximately 70.6% of the issued and outstanding Comamtech Shares on a fully diluted basis including all in-the-money Comamtech Options and Comamtech Preferred Shares, and all out-of-the-money Comamtech Options, Comamtech Warrants and Comamtech Preferred Shares to be issued to DecisionPoint Shareholders.

Treatment of DecisionPoint Options

By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Option that is outstanding immediately prior to the Arrangement shall be converted into an option to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such DecisionPoint Option, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Option multiplied by the Exchange Ratio (rounded to the nearest whole share), at an exercise price per share equal to the exercise price for each DecisionPoint Option adjusted by the Exchange Ratio.

Treatment of Outstanding DecisionPoint Warrants

By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Warrant that is outstanding immediately prior to the Arrangement shall be converted into a warrant to purchase, on the same terms and conditions as applied to each such DecisionPoint Warrant, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Warrant multiplied by the Exchange Ratio (rounded to the nearest whole share),at an exercise price per share equal to the exercise price for each DecisionPoint Warrant adjusted by the Exchange Ratio.

ARRANGEMENT AGREEMENT

The following is a summary description of the material terms and conditions of the Arrangement Agreement. This summary is qualified in its entirety by the complete text of the Arrangement Agreement, including Amendment No. 1 to the Arrangement Agreement, Amendment No. 2 to the Arrangement Agreement, Amendment No. 3 to the Arrangement Agreement, and Amendment No. 4 to the Arrangment Agreement. A copy of the Plan of Arrangement is annexed to the Circular as Schedule B. Shareholders are encouraged to read the Arrangement Agreement, as amended, and the Plan of Arrangement in their entirety.

 General

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of each of Comamtech and DecisionPoint and various conditions precedent, both mutual and in favour of each of Comamtech and DecisionPoint.

 Mutual Conditions Precedent

The respective obligations of Comamtech and DecisionPoint to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the fulfillment, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a)
the Interim Order shall have been granted in form and content satisfactory to each of Comamtech and DecisionPoint acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Comamtech and DecisionPoint acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed at the Meeting by not less than the Required Vote;

(c)	the approval by the OSC and the Minister of Finance (Ontario) of the Continuance;

(d)	the DecisionPoint Shareholders shall have approved the Amalgamation;

(e)
the Final Order shall have been granted in form and content satisfactory to each of Comamtech and DecisionPoint, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Comamtech and DecisionPoint, acting reasonably, on appeal or otherwise;

(f)
the Articles of Arrangement shall be in form and substance satisfactory to each of Comamtech and DecisionPoint, acting reasonably, and be capable of being filed in sufficient time to ensure that the Arrangement may become effective on or prior to the Outside Date;

(g)	all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

(h)
no Governmental Entity shall have enacted, issued, promulgated, applied for (or advised either Comamtech or DecisionPoint that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement or the other transactions contemplated by the Arrangement Agreement, the Share Purchase Agreement or the Assignment and Assumption Agreement; and

(i)	the Arrangement Agreement shall not have been terminated.

The foregoing conditions are provided in the Arrangement Agreement for the mutual benefit of each of Comamtech and DecisionPoint and may be asserted by each of Comamtech and DecisionPoint regardless of the circumstances and may be waived by each of Comamtech and DecisionPoint, at any time without prejudice to any other rights which they may have.

 Conditions to Obligations of DecisionPoint

The obligations of DecisionPoint to complete the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a)
all covenants of Comamtech and MergerCo under the Arrangement Agreement to be performed or complied with on or before the Effective Date shall have been duly performed or complied with by Comamtech and MergerCo in all material respects, and DecisionPoint shall have received a certificate of Comamtech, addressed to DecisionPoint and dated the Effective Date, signed on behalf of Comamtech by two of its senior executive officers (on Comamtech’s behalf and without personal liability), confirming the same as of the Effective Date after having made reasonable inquiry;

(b)
the representations and warranties of Comamtech set forth in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); provided, however, that any such representation and warranty that is qualified by a reference to materiality or Comamtech Material Adverse Effect shall be true and correct in all respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and DecisionPoint shall have received a certificate of Comamtech, addressed to DecisionPoint and dated the Effective Date, signed on behalf of Comamtech by the chief executive officer (on Comamtech’s behalf and without personal liability), confirming the same as of the Effective Date after having made reasonable inquiry;

(c)
DecisionPoint shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made;

(d)
neither Comamtech nor any member of the Consolidated Group shall have entered into or announced its intention to enter into any Post-Arrangement Transaction Proposal that could reasonably be expected to impair or delay in any manner whatsoever the completion of the Arrangement and any of the transactions contemplated thereby or otherwise affect the Arrangement or any of the transactions contemplated thereby;

(e)
neither Comamtech nor any member of the Consolidated Group shall have completed a Post-Arrangement Transaction Proposal, other than the Harris Transaction, prior to the completion of the Arrangement and all transactions contemplated thereby;

(f)	between October 20, 2010 and the Effective Time, there shall not have occurred a Comamtech Material Adverse Effect;

(g)	Comamtech shall have received resignations and mutual releases, in the form settled between DecisionPoint and Comamtech, from the directors and executive officers of the members of Comamtech;

(h)	the Plan of Arrangement shall not have been modified or amended in a manner adverse to DecisionPoint; and

(i)
the representations and warranties of Comamtech and MergerCo set forth in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); provided, however, that any such representation and warranty that is qualified by a reference to materiality or Comamtech Material Adverse Effect shall be true and correct in all respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and DecisionPoint shall have received a certificate of Comamtech, addressed to DecisionPoint and dated the Effective Date, signed on behalf of Comamtech by two of its senior executive officers (on Comamtech’s behalf and without personal liability), confirming the same as of the Effective Date after having made reasonable inquiry.

 Conditions to Obligations of Comamtech and MergerCo

The obligations of Comamtech and MergerCo to complete the transactions contemplated in the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a)
all covenants of DecisionPoint under the Arrangement Agreement to be performed or complied with on or before the Effective Date shall have been duly performed or complied with by DecisionPoint in all material respects, and Comamtech shall have received a certificate of DecisionPoint, addressed to Comamtech and dated the Effective Date, signed on behalf of DecisionPoint by two senior executive officers of

DecisionPoint (on DecisionPoint’s behalf and without personal liability), confirming the same as at the Effective Date after having made reasonable inquiry;

(b)
the representations and warranties of DecisionPoint set forth in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); provided, however, that any such representation and warranty that is qualified by a reference to materiality or DecisionPoint Material Adverse Effect shall be true and correct in all respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Comamtech shall have received a certificate of DecisionPoint, addressed to Comamtech and dated the Effective Date, signed on behalf of DecisionPoint by two senior executive officers of DecisionPoint (on DecisionPoint’s behalf and without personal liability), confirming the same as at the Effective Date after having made reasonable inquiry;

(c)
Comamtech shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings made on or prior to the date of the Arrangement Agreement in relation to all matters covered in earlier filings) in the DecisionPoint Public Documents;

(d)
neither DecisionPoint nor any member of its Consolidated Group shall have entered into or announced its intention to enter into any Post-Arrangement Transaction Proposal that could reasonably be expected to impair or delay in any manner whatsoever the completion of the Arrangement and any of the transactions contemplated thereby or otherwise affect the Arrangement or any of the transactions contemplated thereby;

(e)
neither DecisionPoint nor any member of its Consolidated Group shall have completed a Post-Arrangement Transaction Proposal prior to the completion of the Arrangement and all transactions contemplated thereby;

(f)	between October 20, 2010 and the Effective Time, there shall not have occurred a DecisionPoint Material Adverse Effect;

(g)
the aggregate number of the Comamtech Shares held, directly or indirectly by the Shareholders who have validly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Shares immediately prior to the Effective Date;

(h)
except for the Permitted Encumbrances, there shall be no security registrations against DecisionPoint or other security registration legislation in other jurisdictions, with the exception of registrations relating to specific goods which, for greater certainty, excludes registrations relating to equipment or other categories of personal property where no specific good is listed, or such other arrangements shall have been made with respect to the discharge of such security registrations as are satisfactory to Comamtech;

(i)	the Plan of Arrangement shall not have been modified or amended in a manner adverse to Comamtech without Comamtech’s consent; and

(j)	the completion by Comamtech of due diligence relating to the business and affairs of DecisionPoint, the whole to the satisfaction of Comamtech;

(k)
Legal counsel to DecisionPoint shall have provided the opinion required by Section 4 of Regulation 289/00 to the OBCA in sufficient time to obtain the approval in Section 6.1.6 of the Arrangement Agreement;

(l)	ModelCom shall have issued a second supplemental fairness opinion satisfactory to the Board; and

(m)	The DecisionPoint Shareholders shall have approved the Arrangement by the required vote not later than the date on which the Meeting is held.

The foregoing conditions are provided in the Arrangement Agreement for the exclusive benefit of regardless of the circumstances or may be waived by Comamtech and MergerCo, at any time without prejudice to any other rights Comamtech and MergerCo may have.

 Covenants Regarding Non-Solicitation and Right to Match

Pursuant to section 7.1 of the Arrangement Agreement, the parties agreed to certain mutual non-solicitation covenants and granted a right to match to the parties as follows:

(a)
The parties shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), with any parties conducted before the date of the Arrangement Agreement with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal. Each party shall not modify, or release any third party from, any existing confidentiality agreement (including, for greater certainty, any existing standstill provisions). Each party shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request and exercise all rights it has to require (i) the return or destruction of all confidential information provided to any third parties who have entered into a confidentiality agreement with each party relating to an Acquisition Proposal and (ii) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding the parties provided to such third parties, and shall use all reasonable commercial efforts to ensure that such requests are honoured. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in section 7.1.1 of the Arrangement Agreement by the parties or their respective officers, directors, employees, representatives and agents shall be deemed to be a breach of section 7.1.1 by DecisionPoint or Comamtech, as the case may be.

(b)
The parties shall not, directly or indirectly, do, or authorize or permit any of its officers, directors or employees or any financial advisor, expert, agent or other representative retained by it to do, any of the following:

(i)
solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidentiality agreements, including any “standstill provisions” thereunder; or

(iv)	accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement in respect thereto;

provided, however, that notwithstanding any other provision of the Arrangement Agreement, DecisionPoint or Comamtech and their respective officers, directors, employees and advisors or other representatives may prior to the Meeting:

(v)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by either party or any of its officers, directors or employees or any financial advisor, expert, agent or other representative retained by it) seeks to initiate such discussions or negotiations with either party that does not result from a breach of section 7.1 of the Arrangement Agreement and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality agreement dated July 19, 2010  entered into between the parties (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to either party as set out below), may furnish to such third party information concerning either party and their respective business, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal which is a Superior Proposal; and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, either party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality agreement referenced above and, if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party; and

(vi)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the relevant board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by section 7.1.4 of the Arrangement Agreement and after receiving the written advice of outside counsel, that the taking of such action is necessary for such board of either party in the discharge of its fiduciary duties under applicable Laws and each party complies with its obligations set forth in section 7.1.4 of the Arrangement Agreement and terminates the Arrangement Agreement in accordance therewith and concurrently therewith, if the Arrangement Agreement is terminated pursuant to paragraph 7.1.2(f) thereof, DecisionPoint pays the reverse termination fee and expenses fee pursuant to Section 7.3.2 thereof.

(c)
Each party shall promptly (and in any event within 24 hours of receipt thereof) notify the other (at first orally and then in writing) of any Acquisition Proposal or of any inquiries, offers, proposals or requests with respect to any Acquisition Proposal (or, in each case, any amendment thereto) or any request for non-public information relating to any member of the Consolidated Group or their respective assets, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the person making any inquiry, proposal, offer or request. Either party shall also provide such further and other details of the Acquisition Proposal or of the inquiry, offer, proposal or request in respect of an Acquisition Proposal, or any amendment thereto, as such party may reasonably request. Each party shall keep the other promptly and fully informed of the status, including any change to material terms, of any Acquisition Proposal or of any inquiries, offers, proposals or requests with respect to any Acquisition Proposal, or any amendment thereto, shall respond promptly to all inquiries by the other party with respect thereto, and shall provide the other party copies of all material correspondence and other written material sent to or provided to either party by any person in connection with such inquiry, proposal, offer or request or sent or provided by either party to any person in connection with such inquiry, proposal, offer or request, and all other information reasonably requested by either party in respect thereto.

(d)
Each party shall give the other, orally and in writing, at least two Business Days advance notice of any decision by such board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, shall set out such board’s reasonable determination of the financial value of the consideration offered by such third party to the respective shareholders under such Superior Proposal, which notice shall confirm that such board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and provide a copy thereof and any amendments thereto to the other. During the two Business Day period commencing on the delivery of such notice, each party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such two Business Day period, each party shall, and shall cause its financial and legal advisors to, negotiate in good faith with the other party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the other party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event either party (as the case may be) proposes to amend the Arrangement Agreement and the Arrangement such that the Superior Proposal ceases to be a Superior Proposal and so advises such board prior to the expiry of such two Business Day period, such board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal, shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

 Representations and Warranties

The Arrangement Agreement contains various representations and warranties of and with respect to each of DecisionPoint, Comamtech and MergerCo.

 Termination of the Arrangement Agreement

Section 8.2 of the Arrangement Agreement provides that the Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of the parties;

(b)
if any of the conditions precedent set forth in the Arrangement Agreement are not complied with or waived by the party for whose benefit such conditions are provided, on or before the date required for their performance; provided that the terminating party is not in material default of its representations, warranties, covenants or other agreements under the Arrangement Agreement;

(c)	by Comamtech upon the occurrence of a Comamtech Damages Event; and

(d)
by either party if the Effective Date does not occur on or prior to the Outside Date, except that such right to terminate the Arrangement Agreement shall not be available to any party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Date to occur on or prior to the Outside Date.

If the Arrangement Agreement is terminated in the above circumstances, it will forthwith become void and neither party will have any liability or further obligation to the other party thereunder, except as provided in the Arrangement Agreement.

 Expenses and Termination Fees

In the event of the termination of the Arrangement Agreement upon the occurrence of a Comamtech Damages Event, DecisionPoint shall pay to Comamtech a reverse termination fee of US$500,000 within two Business Days after the first to occur of the Comamtech Damages Events. In addition to and concurrently with the payment of the reverse termination fee, DecisionPoint shall pay by wire transfer to Comamtech (or to whom Comamtech may direct in writing) up to US$125,000 to cover expenses related to the implementation of this Arrangement Agreement in immediately available funds to an account designated by Comamtech.

Subject to the obligations of DecisionPoint to pay the US$125,000 expenses fee above, each party shall pay its own fees, costs and expenses incurred in connection with the Arrangement Agreement and the Arrangement.

 Amendment No. 1 to the Arrangement Agreement

On December 23, 2010, Comamtech, DecisionPoint and MergerCo entered into Amendment No. 1 to the Arrangement Agreement. As a result of DecisionPoint’s transaction with CMAC, the Arrangement now results in DecisionPoint Shareholders receiving an additional 408,737 Comamtech Shares than originally planned, representing a less than 2% additional dilution to the Comamtech Shareholders, all on a fully diluted basis.

Based on information provided by DecisionPoint, the acquisition of CMAC by DecisionPoint represents between a 14 to 18 cent improvement on earnings per share (for the full year of 2011) on a fully diluted basis after giving effect to the transaction with CMAC and after giving effect to the Arrangement.

 Amendment No. 2 to the Arrangement Agreement

On March 22, 2011, Comamtech, DecisionPoint and MergerCo entered into Amendment No. 2 to the Arrangement Agreement. The amendments brought to the Arrangement Agreement relate principally to certain post-closing adjustments in the Plan of Arrangement whereby Shareholders may be entitled to receive Additional Comamtech Shares or DecisionPoint Shareholders may be entitled to receive Additional DecisionPoint Shares, depending on the Final Sharehlder’s Equity Balance. Any such additional shares are to be distributed on or before October 31, 2011.

In addition, the Continuance is now an integral part of the Plan of Arrangement in order to satisfy requests from the SEC.

 Amendment No. 3 to the Arrangement Agreement

On April 8, 2011, Comamtech, DecisionPoint and MergerCo entered into Amendment No. 3 to the Arrangement Agreement. The amendments under Amendment No.3 related principally to the Plan of Arrangement, which include, among other changes, the addition of the Comamtech Series B Preferred Shares, the addition of certain closing payments, and modifications to the share capital of the Amalgamated Corporation. See “Particulars of the Arrangement – Arrangement Steps” and the Plan of Arrangement, attached hereto as Schedule B.

 Amendment No. 4 to the Arrangement Agreement

On April 13, 2011, Comamtech, DecisionPoint and MergerCo entered into Amendment No. 4 to the Arrangement Agreement. The amendments under Amendment No.4 provide for the addition of dissent rights to the Plan of Arrangement. See the Plan of Arrangement, attached hereto as Schedule B.

THE CONTINUANCE AND DOMESTICATION

If Shareholders approve the Arrangement Resolution, Comamtech shall be authorized to apply, at any time from the date of the Meeting, to the Director under the OBCA for a letter of satisfaction for the continuance of Comamtech out of the laws of Ontario and, upon receipt of the letter of satisfaction, to file a certificate of corporate domestication and a certificate of incorporation substantially in the forms attached to the Circular in Schedule A, with the Secretary of State of the State of Delaware.

In addition, Comamtech as sole shareholder of the Amalgamated Corporation, acting through its board of directors, shall adopt a resolution authorizing the continuance of the Amalgamated Corporation out of the laws of Ontario and to be continued under the DGCL.

In connection with, and conditional upon, the Continuance, Comamtech also proposes to adopt the certificate of incorporation and the continuance by-laws, in each case substantially in the form attached to the Circular in Schedule A.  The certificate of incorporation and the continuance by-laws are intended to reflect the requirements of Delaware law.

 Effects of Change of Jurisdiction

Comamtech is currently governed by the provisions of the OBCA.  If the Arrangement Resolution is approved, and upon receipt of a notice satisfactory to the Director under the OBCA submitted by Comamtech that the certificate of incorporation filed with the Secretary of State of the State of Delaware is effective, the Director shall file this notice and issue a certificate of discontinuance.  Upon the issuance of the certificate of discontinuance, the OBCA would no longer apply to Comamtech.

Upon completion of the Arrangement, the rights of Shareholders will be governed by DGCL.  Shareholders should consult their legal advisors regarding all of the implication of the transactions contemplated in the Arrangement Resolution.

While the rights and privileges of shareholders of a Delaware corporation are, in many instances, comparable to those of shareholders of an OBCA corporation, there are certain differences as noted below.  This summary is not intended to be complete and is qualified in its entirety by reference to the DGCL, the OBCA and the governing corporate instruments of Comamtech.  See “Comparison of Shareholder Rights”.

Shareholders are entitled to dissent from the Arrangement Resolution.  See “Right to Dissent” for a discussion of such rights.

 Procedure for the Continuance to Become Effective

If the Arrangement Resolution is approved, and upon receipt of a notice satisfactory to the Director under the OBCA submitted by Comamtech that the certificate of incorporation filed with the Secretary of State of the State of Delaware is effective, the Director shall file this notice and issue a certificate of discontinuance.  Upon the issuance of the certificate of discontinuance, the OBCA would no longer apply to Comamtech.

COMPARISON OF SHAREHOLDER RIGHTS

For purposes of the following discussion of comparative rights as between shareholders of Ontario corporations and Delaware corporations, Comamtech as incorporated under the laws of the Province of Ontario, Canada, is referred to in this section only as “Comamtech Ontario” and subject to approval of the Arrangement and continued under the laws of the State of Delaware in the United States, it is referred to in this section only as “Comamtech Delaware”.

Currently the rights of the stockholders of Comamtech Ontario are governed by the OBCA and by Comamtech Ontario’s articles of association, as amended and its by-laws.  Following the continuance, the rights of the stockholders of Comamtech Delaware will be governed by the Delaware General Corporation Law, or the DGCL, and by Comamtech Delaware’s certificate of incorporation, as amended, and its by-laws.

Although the rights and privileges of stockholders of a Delaware corporation and the rights and privileges of stockholders of an Ontario corporation are, in many instances, comparable, there are significant differences.  The following is a summary of the material differences among the rights of holders of Comamtech Ontario common shares and the holders of Comamtech Delaware’s common stock.  These differences arise principally from differences among the DGCL and the OBCA, and among Comamtech Ontario’s articles and by-laws and Comamtech Delaware’s certificate of incorporation and by-laws.

While Comamtech Ontario believes that this summary describes the material differences among the rights of holders of Comamtech Delaware common stock following the continuance and the rights of holders of Comamtech Ontario common shares following the amalgamation, it does not contain all of information, some of which may be important to you. We urge you to read the instruments governing the provisions of the DGCL and the OBCA, which are relevant to a full understanding of the governing instruments, fully and in their entirety.

 Authorized Capital Stock

Comamtech Delaware – Comamtech Delaware's certificate of incorporation authorizes the issuance of up to 100,000,000 shares of Comamtech Delaware common stock, US$0.001 par value per share, of and up to 10,000,000 shares of Comamtech Delaware preferred stock, US$0.001 par value per share, including 250,000 Series A Cumulative Convertible Preferred Shares.

Comamtech Ontario – Comamtech Ontario's articles authorize the issuance of an unlimited number of Comamtech Ontario common shares.

 Number and Election of Directors

Comamtech Delaware – Under Comamtech Delaware's by-laws, the election of directors is determined by a plurality vote, as the nominees receiving the highest number of votes cast by Comamtech Delaware stockholders will be elected to Comamtech Delaware's board of directors. Comamtech Delaware's by-laws also provide that the number of directors must not be less than one or more may be established by the incorporator or board of directors by resolution. No reduction in the number of directors, however, may affect the terms of directors then in office. Directors are elected by the stockholders at the annual stockholders' meeting. Each director is elected for a term of one year and until his successor is duly elected and qualified.

Comamtech Ontario – Under the OBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required. Pursuant to amendments to Comamtech Ontario's articles on November 1, 2010, Comamtech Ontario’s articles provide that the number of directors must not be less than three nor more than eleven. Generally, under the OBCA, a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election. However, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

 Quorum of the Board of Directors; Action by the Board of Directors

The quorum requirements with respect to the board of directors are the same for Comamtech Delaware and Comamtech Ontario. Both under the DGCL and Comamtech Delaware's by-laws and under Comamtech Ontario’s by-laws, the presence of a majority of the directors then in office constitutes a quorum, and the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board.

 Filling Vacancies on the Board of Directors

Comamtech Delaware – Under Comamtech Delaware's by-laws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Comamtech Ontario – Under the OBCA, vacancies that exist on the board of directors may generally be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a special meeting of shareholders to fill the vacancy.

 Transactions with Directors and Officers

Comamtech Delaware – The DGCL and Comamtech Delaware’s by-laws provide that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director's or officer's votes are counted for such purpose, if: (i) the material facts as to the director's or officer's interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director's or officer's interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

Comamtech Ontario – The OBCA requires that a director or officer of a corporation who is (i) a party to a material contract or transaction or proposed material contract or transaction with the corporation, or (ii) a director or an officer of, or has a material interest in, any person who is a party to a material contract to or transaction or proposed material contract or transaction with the corporation shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. An interested director is prohibited from attending any part of a meeting of directors during which a contract or a transaction is discussed and is prohibited from voting on a resolution to approve the contract or transaction except in specific circumstances, such as a contract or transaction relating primarily to his or her remuneration, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the corporation. If a director or officer has disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of the interest of the director or officer or that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction. The OBCA further provides that even if a director or officer does not disclose his or her interest in accordance with the OBCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the OBCA, if the director or officer acted honestly and in good faith and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or to its shareholders for any profit or gain realized from the contract or transaction by reason only of his or her holding the office of the director or officer and the contract or transaction is not by reason only of the director's or officer's interest therein void or voidable, if the contract or transaction has been confirmed or approved by the shareholders by special resolution, on the basis of disclosure in reasonable detail of the nature and extent of the director's or officer's interest in the notice of meeting or management information circular.

 Exculpation of Liability

Comamtech Delaware – Comamtech Delaware's certificate of incorporation provides that, the personal liability of Comamtech Delaware's directors to Comamtech Delaware or its stockholders shall be eliminated to the fullest extent permitted by the DGCL as amended from time to time.

Comamtech Ontario – Comamtech Ontario’s by-laws provide that it shall indemnify a director or officer against any loss, damage or expense suffered or incurred by Comamtech Ontario through insufficiency or deficiency of title to any property acquired by Comamtech Ontario or for or on behalf of Comamtech Ontario, or for the insufficiency or deficiency of any security in or upon which any of the moneys of Comamtech Ontario shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the moneys, securities or effects of Comamtech Ontario shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, of for any other loss, damage or misfortune which shall happen in the execution of his or her office or in relation thereto, unless the same are occasioned by his/her own wilful neglect or default.

 Director and Officer Indemnification

Comamtech Delaware – Comamtech Delaware’s by-laws provide that it shall indemnify and save harmless every director or officer of Comamtech Delaware, former director or officer of Comamtech Delaware and every person who acts or acted at Comamtech Delaware’s request as a director or officer of a body corporate of which Comamtech Delaware is or was a shareholder or creditor, and their respective heirs and legal representatives, from and against any liability and all costs, charges and expenses, including any amounts paid to settle an action or to satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which by such director or officer is made a party by reason of being or having been a director or officer of Comamtech Delaware or such body corporate, if (a) the director or officer in question acted honestly and in good faith with a view to the best interests of Comamtech Delaware; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer in question had reasonable grounds for believing that his conduct was lawful.

Comamtech Ontario – Comamtech Ontario’s by-laws provide that it shall indemnify and save harmless every director or officer of Comamtech Ontario, former director or officer of Comamtech Ontario and every person who acts or acted at Comamtech Ontario’s request as a director or officer of a body corporate of which Comamtech Ontario is or was a shareholder or creditor, and their respective heirs and legal representatives, from and against any liability and all costs, charges and expenses, including any amounts paid to settle an action or to satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which by such director or officer is made a party by reason of being or having been a director or officer of Comamtech Ontario or such body corporate, if (a) the director or officer in question acted honestly and in good faith with a view to the best interests of Comamtech Ontario; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer in question had reasonable grounds for believing that his conduct was lawful. Comamtech Ontario will advance moneys to a director, officer or other individual for the costs, charges and expenses of such a proceeding.

 Annual Meeting of Stockholders

Comamtech Delaware – Under the DGCL and Comamtech Delaware's by-laws, the annual meeting of Comamtech Delaware stockholders is held on such date, at such time and at such place as may be designated by the board of directors.

Comamtech Ontario – Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend and vote at the meeting.  The annual meeting of shareholders shall be held at such time, on such day, in each year and at such place such place in or outside Ontario as the board, the chairman of the board or the president may from time to time determine. In the absence of such a determination with respect to the location, the meeting of shareholders shall be held at the place where the registered office of Comamtech Ontario is located

 Special Meetings of Stockholders

Comamtech Delaware – Under Comamtech Delaware's by-laws, special meetings of the stockholders may be called by the board of directors pursuant to a resolution duly adopted by the board of directors or at the request in writing of stockholders owning a majority of the capital stock of Comamtech Delaware issued and outstanding and entitled to vote. Notice must be given not less than ten days and not more than sixty days in advance.

Comamtech Ontario – Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. All shareholders at the record date are entitled to notice of the meeting and have the right to attend and vote at the meeting.

 Quorum of Stockholders

Comamtech Delaware – Under Comamtech Delaware's by-laws, at each meeting of stockholders, a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, represented in person or by proxy, shall constitute a quorum, except as otherwise provided by law.

Comamtech Ontario – Under Comamtech Ontario's by-laws, a quorum for the transaction of business at a meeting of shareholders shall be two or more shareholders present in person or represented by proxy and holding at least 20% of the votes entitled to be voted at the meeting.

 Stockholder Action Without a Meeting

Comamtech Delaware – Comamtech Delaware’s by-laws provide that any stockholder action permitted by the certificate of incorporation to be taken at a meeting of stockholders may be taken without a meeting without prior notice and without a vote, if a consent in writing setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Comamtech Ontario – Under the OBCA, a written resolution is only effective if signed by all the shareholders of the corporation who would have been entitled to vote on the resolution at a meeting.

 Amendments of Governing Instruments

Comamtech Delaware

Amendment of certificate of incorporation.  Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote.

 Amendment of By-laws.  The by-laws may be altered, amended or repealed (i) by the board of directors without the vote of the stockholders or (ii) at any annual or special meeting of the stockholders by affirmative vote of a majority of the shares of stock entitled to vote thereon.

Comamtech Ontario

Amendment of Articles.   Under the OBCA, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution.

Amendment of By-laws.   Under the OBCA, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation and they must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal or may initiate their own by-law amendment.

Votes on Mergers, Consolidations and Sales of Assets

Comamtech Delaware – The DGCL provides that, unless otherwise provided in the certificate of incorporation or by-laws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Comamtech Ontario – Under the OBCA, the approval of at least two-thirds of votes cast by shareholders entitled to vote on the resolution is required for extraordinary corporate actions. Extraordinary corporate actions include: amalgamations; continuances; sales, leases or exchanges of all or substantially all of the property of a corporation; liquidations and dissolutions.

 Dividends and Other Distributions

With respect to both Comamtech Delaware and Comamtech Ontario, shareholders are entitled to receive dividends if so declared by the board of directors.

 Appraisal and Dissent Rights

Comamtech Delaware – Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the Delaware corporation is participating or a sale of all or substantially all of the assets of the Delaware corporation, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the Delaware corporation's stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

Comamtech Ontario – Under the OBCA each of the following matters listed will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of that class of shares and alteration of class rights; (iii) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving reorganization or by a court order made in connection with an action for an oppression remedy. The OBCA provides these dissent rights for both listed and unlisted shares.

Under the OBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests.

 Derivative Actions

Comamtech Delaware – Under the DGCL a stockholder may bring a derivative action (leave being required) in Delaware on behalf of, and for the benefit of, the corporation provided that, the stockholder must state in his or her complaint that he or she was a stockholder of the corporation at the time of the transaction that is the subject of the complaint, and the stockholder must first make demand on the corporation that it bring an action and the demand be refused, unless it is shown that the demand would have been futile.

Comamtech Ontario – Under the OBCA, a complainant may apply to the court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. However, no action may be brought and no intervention in an action may be made unless the complainant has given fourteen days' notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court and the court is satisfied that: the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; the complainant is acting in good faith; and it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

 Anti-Takeover and Ownership Provisions

Comamtech Delaware – Unless Comamtech Delaware opts out of Section 203 of the DGCL, it will be subject to the Section which provides that Comamtech Delaware is prohibited from engaging in a business combination with an interested stockholder (a person or group of affiliates owning at least 15% of the voting power of Comamtech Delaware) for a period of three years after such interested stockholder became an interested stockholder unless (i) before the stockholder became an interested stockholder, Comamtech Delaware's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of Comamtech Delaware's outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) at or subsequent to the time the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of the stockholders of Comamtech Delaware.

Comamtech Ontario – The OBCA does not contain a comparable provision to Section 203 of the DGCL. However, certain Canadian securities regulatory authorities, including those of Ontario and Quebec in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), address related party transactions. In a related party transaction, an issuer acquires or transfers an asset or treasury securities, or assumes or transfers a liability, from or to a related party in one or any combination of transactions. A related party is defined in MI 61-101 to include directors, senior officers and holders of at least 10% of the issuer's voting securities. MI 61-101 requires detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. In addition, subject to certain exceptions, the policies require the proxy material to include a formal valuation of the subject matter of the related party transaction and any non-cash consideration and a summary of the valuation. MI 61-101 also requires that, subject to certain exceptions, the shareholders of the issuer, other than the related party and its affiliates, separately approve the transaction.

 Stockholder Rights Plans

Comamtech Delaware – Comamtech Delaware does not currently have a shareholder rights or similar plan (colloquially known as a “poison pill” plan), which would have the effect of functioning as a potential deterrent to unsolicited takeovers.

Comamtech Ontario – Comamtech Ontario does not currently have a stockholder rights plan.

CERTAIN TAX CONSIDERATIONS

 Shareholders

 Certain Material Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the ITA, as of the date of this Circular, generally applicable to a Shareholder in respect of the Continuance and Domestication of Comamtech and Amalgamated Corporation. This summary does not otherwise address any tax considerations relevant to the acquisition, holding or disposition of Common Shares.

This summary assumes that at all relevant times, after the completion of the Continuance and Domestication, the directors’ meetings and the mind and management of Comamtech will occur in the United States.  This summary further assumes that, under Delaware law, upon the Domestication: (a) the rights associated with the Comamtech Shares will continue uninterrupted, (b) the Comamtech Shares will not be considered to have been cancelled, redeemed, exchanged, converted, alienated or otherwise extinguished or replaced, and (c) Comamtech will continue as a corporation existing under the laws of Delaware and it will not constitute a new corporation formed under the laws of Delaware which is a different legal entity from Comamtech.

This summary is based on the provisions of the ITA and the regulations thereunder (the “Canadian Regulations”) in force on the date hereof and the current administrative policies and practices of the CRA published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the ITA and the Canadian Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Canadian Amendments”) and assumes that all such Proposed Canadian Amendments will be enacted in their present form. No assurance can be given that the Proposed Canadian Amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policies and practices of the CRA.

This summary does not apply to a Shareholder that is a “financial institution” for purposes of section 142.2 of the ITA or a “specified financial institution” as defined for purposes of the Canada Tax Act or a Shareholder to which the “functional currency” reporting rules in subsection 261(4) of the ITA apply, nor does it apply to a Shareholder an interest in which is a tax shelter investment for purposes of the ITA. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the transactions described in this Circular. No advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described in this Circular. The income or other tax consequences will vary depending on a Shareholder's particular circumstances, including the country, province or other jurisdiction in which the Shareholder resides or carries on business. This summary does not take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described herein. Shareholders should consult their own legal and tax advisors with respect to the tax consequences to them based on their particular circumstances.

Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the ITA: (a) is, or is deemed to be, resident in Canada; (b) deals at arm’s length with Comamtech; (c) is not affiliated with Comamtech; and (d) holds Comamtech Shares as capital property (a “Canadian Resident Shareholder”). Comamtech Shares generally will be considered capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business, or the Shareholder has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Shareholders whose Comamtech Shares might not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the ITA to have such shares, and every other “Canadian security” (as defined in the ITA) owned by such holder, deemed to be capital property in the taxation year of the election and all subsequent taxation years.

Amalgamation of DecisionPoint and MergerCo

The Arrangement provides that DecisionPoint and MergerCo will amalgamate to form the Amalgamated Corporation and continue as one corporation under the OBCA. Comamtech shall be entitled to receive common shares and preferred shares in the capital of the Amalgamated Corporation. Comamtech will be deemed to dispose of its shares of both corporations at the fair market value of these shares. In the case where the adjusted cost base of these shares is equal to their fair market value, no tax consequences will result of the amalgamation of DecisionPoint and MergerCo.

Stated capital account of the shares of Amalgamated Corporation

The Arrangement provides that the stated capital account of the preferred shares of the Amalgamated Corporation shall be set to an amount equal to the paid up capital of the common shares of MergerCo and the stated capital account of the common shares of the Amalgamated Corporation shall be set to an amount equal to the paid up capital of the shares (common and preferred shares) of DecisionPoint that is equal to the value of its net assets (assets less liabilities). No tax consequences will result of these transactions, if the stated paid up capital of the shares of Amalgamated Corporation is equal to the value of its assets less its liabilities, and if it is equal to the adjusted cost base of the shares of Amalgamated Corporation hold by Comamtech.

Continuance & Domestication

No disposition of the Comamtech Shares will be considered to have occurred for Canadian federal income tax purposes solely as a result of the Continuance and Domestication of Comamtech.  Consequently, the Continuance and Domestication of Comamtech will not result in the realization of any income, gain or loss by a Canadian Resident Shareholder.

Subsequent to the Continuance and Domestication of Comamtech, dividends received or deemed to be received by a Canadian Resident Shareholder on Comamtech Shares will not benefit from the gross-up and dividend tax credit rules (including the enhanced dividend tax credit rules) which are applicable only to dividends received from taxable Canadian corporations. The full amount of dividends (including amounts deducted for U.S. withholding tax, if any, in respect of the dividends) must be included in income. To the extent U.S. withholding tax is deducted in respect of dividends paid on Comamtech Shares, the amount of such tax may be eligible for foreign tax credit or deduction treatment subject to the detailed rules and limitations under the ITA.

Subsequent to the Continuance and Domestication of Comamtech, a Canadian Resident Shareholder may need to comply with certain foreign property information reporting applicable to a “specified Canadian entity” holding “specified foreign property” (as such terms are defined in the ITA)

with a tax cost which exceeds CDN$100,000. Canadian Resident Shareholders should consult their own tax advisors as to whether they must comply with these reporting requirements.

Subsequent to the Continuance and Domestication of Comamtech, a Canadian Resident Shareholder may be subject to the foreign investment entity rules in respect of its Comamtech Shares. Such rules are described below (refer to “Residents of Canada – Foreign Investment Entity (FIE) Rules”).

Qualified Investments

Comamtech Shares are not a “qualified investment” under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax free savings accounts.

Taxation of Capital Gains (Losses)

A Canadian Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Canadian Resident Shareholder’s Comamtech Shares. A Canadian Resident Shareholder will be required to include one-half of the amount of any resulting capital gain (a “taxable capital gain”) in income, and will be required to deduct one-half of the amount of any resulting capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition.  Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the ITA.

Capital gains realized by individual or certain trusts may give rise to a liability for alternative minimum tax.

A capital loss realized by a corporation may be reduced in certain circumstances by dividends previously received or deemed to have been received thereon. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust. Corporate Canadian Resident Shareholders to whom these rules may be relevant should consult their own advisors.

Foreign Investment Entity (FIE) Rules

Amendments to the ITA relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute foreign investment entities”) (“FIEs”) were proposed in former Bill C-10 of the 39th Parliament (2nd session) (the “FIE Proposals”).  The FIE Proposals were to be generally applicable to taxation years of taxpayers commencing after 2006.  The FIE Proposals died when Parliament was dissolved on September 7, 2008 and the materials which accompanied the Canadian federal budget released on January 27, 2009 disclosed that the Canadian federal government would be reviewing submissions it has received concerning the FIE Proposals before proceeding with them. In its March 4, 2010 Budget, the Finance Minister announced that all those rules would be revisited.

Canadian Resident Shareholders should consult their own tax advisors in respect of the possible application of the FIE Proposals to them.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who at all relevant times, for purposes of the ITA, (a) is not resident, nor deemed to be resident, in Canada, (b) deals at arm’s length with ITA; (c) is not affiliated with Comamtech; (d) holds Comamtech Shares as capital property; and (e) does not use or hold, and is not deemed to use or hold, Comamtech Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”).  Special rules which are not discussed in this summary may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere or an authorized foreign bank.

Continuance & Domestication

As described above (refer to “Residents of Canada – Continuance & Domestication”), no disposition of the Comamtech Shares will be considered to have occurred for Canadian federal income tax purposes solely as a result of the Continuance and Domestication.  Consequently, the Continuance and Domestication will not result in the realization of any income, gain or loss by a Non-Resident Shareholder.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

U.S. Tax Treatment of the Continuance and Domestication

Non U.S. persons

Shareholders who are not U.S. persons generally are not subject to tax in the U.S. except with respect to (i) their fixed or determinable annual or periodical gains, profits and income derived from U.S. sources, (ii) income that is effectively connected with a U.S. trade or business, and (iii) income from the disposition of stock of a U.S. real property holding company (“USRPHC”). A foreign corporation engaged in business in the U.S. may also be subject to the U.S. branch profits tax with respect to its earnings and profits that are effectively connected with a U.S. trade or business.

Gain on the sale or exchange of stock Comamtech is not fixed or determinable annual or periodical gains, profits and income derived from U.S. sources, and it has been assumed that none of Comamtech, or any of its subsidiaries will be a USRPHC at the time of the Continuance and Domestication. Therefore, gain realized on the sale or exchange of stock in Comamtech by a non-U.S. person is generally taxable in the U.S. only to the extent that the gain is effectively connected with the conduct of a U.S. trade or business. In that instance, the tax is calculated based on the graduated rates that otherwise apply to U.S. persons, unless an applicable tax treaty with the U.S. provides for a lower rate of tax. As noted above, an additional branch profits may be imposed if the gain is effectively connected with a U.S. trade or business of a foreign corporation.

An individual who is not a U.S. person is generally subject to tax on net capital gains over capital losses from sources with the U.S. if such individual is physically present in the U.S. for 183 or more days in that year.  In that instance, the U.S. tax is generally imposed at a flat rate of 30% on the gain, unless an applicable tax treaty with the U.S. provides for a lower rate of tax.  Gain on the sale or exchange of stock in Comamtech will be deemed to be from sources within the U.S. if the requisite time is spent in the U.S. by a non-U.S. person during the year of the sale or exchange.

After the Domestication, Comamtech will be a domestic U.S. corporation.  As a result, dividends paid to Shareholders who are not U.S. persons will generally be subject to U.S. withholding taxes at a flat rate of 30%, unless an applicable tax treaty with the U.S. provides for a lower rate of tax.

For example, under the U.S. – Canada Convention the withholding tax rate is generally reduced to 15% in respect of a dividend paid to a person who is the beneficial owner of the dividend and who is resident in Canada for purposes of the U.S. – Canada Convention and who is otherwise entitled to the benefits of the U.S. – Canada Convention.  Non-U.S. persons who intend to rely on the U.S. – Canada Convention should consult their tax advisor.

An individual who is neither a citizen nor a resident of the U.S. for U.S. federal estate tax purposes is potentially subject to U.S. estate taxes on the value of “U.S. situs property” included in such individual’s taxable estate.  In general, stock in a U.S. corporation, such as Comamtech following the Continuance and Domestication, is “U.S. situs property”. Complex rules exist for determining what property is includible in an individual’s taxable estate.  The first US$60,000 of “U.S. situs property” included in a non-U.S. person’s taxable estate is exempt from U.S. federal estate tax, but amounts above that threshold may be subject to tax, subject to potential relief under an applicable U.S. estate tax treaty.  Individuals who are not U.S. persons are urged to consider with their tax advisors the U.S. estate tax implications of owning shares in Comamtech after the Continuance and Domestication (in 2010 those rules do not apply, but they should apply for 2011 and afterwards).

Comamtech and Amalgamated Corporation

Certain Canadian Tax Considerations

The Continuance and Domestication of both corporations will result in Comamtech and the Amalgamated Corporation being subject to the departure tax rules under the ITA.  As a consequence of the Continuance and Domestication, Comamtech and the Amalgamated Corporation will be considered to have a taxation year-end immediately before the time of their respective emigration from Canada.  Immediately before such deemed year-end, each of Comamtech and the Amalgamated Corporation will be deemed to have disposed of each of their respective properties at their fair market value.  Any accrued income or gains will thereby be realized and subject to taxation in Canada.  Each of Comamtech and the Amalgamated Corporation will be subject to a further tax, generally equal to 25% of the amount by which the fair market value of the Comamtech’s property at the time of emigration exceeds the total of:

(a)	the paid-up capital of Comamtech’s shares,

(b)	the outstanding debts and obligations of Comamtech, and

(c)	an adjustment for prior period branch tax payments.

The 25% withholding tax rate may be reduced in certain circumstances.  For example, the application of US-Canada convention:

In the case of Comamtech these rules should have the following effect:

Management believes that based upon the extent of any accrued gains in the assets of Comamtech and the amount of paid-up capital attributable to Comamtech’s shares that the departure tax rules will not have a materially adverse effect upon Comamtech; and

In the case of Amalgamated Corporation these rules should have the following effect:

The Arrangement provides that DecisionPoint will amalgamate with a Canadian company MergerCo. Immediately prior to the amalgamation, DecisionPoint will be deemed to dispose of all of its assets at fair market value.

The Arrangement also provides that the stated capital account of the common and preferred shares of the Amalgamated Corporation shall be set to an amount equal to the paid up capital of the preferred shares of MergerCo and the paid up capital of the shares (common and preferred shares) of DecisionPoint that is equal to the value of its net assets (assets less liabilities).

Assuming that Amalgamated Corporation has an adjusted cost base on its assets equal to their fair market value and that the stated paid up capital of the shares of Amalgamated Corporation is equal to the value of its assets less its liabilities, then the departure tax rules should have no adverse tax consequences.

Certain United States Tax Considerations

After the Continuance and Domestication, Comamtech will be a domestic U.S. corporation.  As a result, Comamtech will pay U.S. income taxes on its taxable income derived from all sources, subject to various deductions and credits as provided under the U.S. Tax Code.  Comamtech and its subsidiaries may also be subject to a variety of “anti-deferral” provisions of the U.S. Tax Code, including rules that may require Comamtech to include in income for U.S. tax purposes its share of the income of any foreign subsidiary that qualifies as a “controlled foreign corporation”, whether or not that income is distributed.  In addition, Comamtech may not be entitled to a U.S. tax benefit with respect to any net operating losses or other tax attributes realized while it was a Canadian corporation.

Shareholders should be aware that the Arrangement and the ownership of securities of Comamtech may have tax consequences in the United States that are not described in this Circular. Shareholders that are subject to United States taxation should consult their own tax advisors concerning the United States federal, state and local income tax consequences of such matters.

PRINCIPAL LEGAL MATTERS

 Stock Exchange Listing

The Comamtech Shares are currently traded on OTC Bulletin Board under the trading symbol COMT.

In accordance with NASDAQ listing rules, NASDAQ, following closing of the Harris Transaction, delivered a written notification on November 4, 2010, that the Comamtech Shares would be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, Comamtech requested a hearing, which was held on December 16, 2010.

On December 21, 2010, NASDAQ informed Comamtech that it would be delisted from the NASDAQ and that trading in its shares would be suspended effective upon the open of business on Thursday, December 23, 2010.

The NASDAQ Hearing Panel acknowledged that Comamtech appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint. However, the NASDAQ Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for the NASDAQ listing in connection with the DecisionPoint transaction are longer than a public shell should remain listed on the NASDAQ. The NASDAQ Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of Comamtech pending the closing of the Arrangement and determined that Comamtech will be delisted.

Comamtech is a registered reporting issuer with the SEC as the successor to Copernic. Public reports filed by Comamtech are available on the SEC website at www.sec.gov.

Upon completion of the Arrangement, Comamtech will pursue a new listing on the NASDAQ. NASDAQ requires various minimum financial and qualitative conditions to be satisfied in order to qualify for listing on one of the NASDAQ trading platforms.  The respective management teams of Comamtech and DecisionPoint will endeavor to meet the minimum listing requirements as soon as reasonably possible, however, it is uncertain whether Comamtech will be able to satisfy the NASDAQ listing conditions during the foreseeable future.

 Reporting Issuer Status

Comamtech as an issuer is a “reporting issuer” under the Securities Act (Ontario) as a successor reporting issuer to Copernic and its public reports in Canada are filed under its profile on SEDAR available at www.sedar.com.  Comamtech is a registered reporting issuer with the SEC as the successor to Copernic. Public reports filed by Comamtech are available on the SEC website at www.sec.gov.

Canadian Securities Law Matters

It is expected that the Comamtech Shares and Comamtech Preferred Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian securities laws. The first trade of Comamtech Shares or Comamtech Preferred Shares issued in connection with the Arrangement will not be subject to any restricted or hold period in Canada if:

(a)
at the time of such first trade, Comamtech is and has been a reporting issuer or the equivalent under the legislation of a jurisdiction of Canada for the four months immediately preceding the trade. Comamtech became a reporting issuer after closing of the Harris Transaction in Ontario, Canada and for the purpose of the resale of such securities, the holders of such securities may include the period of time during which Copernic was a reporting issuer prior to the Harris Transaction to determine the period of time that Comamtech has been a reporting issuer in a jurisdiction in Canada;

(b)	no unusual effort is made to prepare the market or to create a demand for such securities which are the subject of the trade;

(c)	no extraordinary commission or consideration is paid to a person or company in respect of the trade;

(d)
if the seller of the securities is an insider or officer of Comamtech, the seller has no reasonable grounds to believe that Comamtech is in default of any requirement of applicable securities legislation; and

(e)
the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of Comamtech so as to affect materially the control of Comamtech (a holding by any person, company or combination of persons and/or companies of more than 20% of the outstanding voting securities of Comamtech is deemed, in the absence of evidence to the contrary, to affect materially the control of Comamtech).

 United States Securities Law Matters

The Comamtech Shares, Comamtech Preferred Shares, Comamtech Options and Comamtech Warrants to be issued to DecisionPoint security holders pursuant to the Arrangement will not be registered under the 1933 Act, and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act for the Comamtech Shares, Comamtech Preferred Shares, Comamtech Options and Comamtech Warrants to be issued to former DecisionPoint security holders pursuant to the Arrangement.

The Court will be advised before the hearing of the application for the Final Order of the effect of the Final Order, and will be advised that if the terms and conditions of the Arrangement are approved by the Court, (i) Comamtech will rely on such Section 3(a)(10) exemption based on the Court’s approval of the Arrangement, and (ii) the Comamtech Shares, Comamtech Preferred Shares, Comamtech Options and Comamtech Warrants issued pursuant to the Arrangement will not require registration under the 1933 Act. Comamtech Shares, Comamtech Preferred Shares, Comamtech Options and Comamtech Warrants issued pursuant to the Arrangement to a Comamtech security holder who is not an “affiliate” of Comamtech before the Arrangement and who will not be an “affiliate” of Comamtech at the time of any resale of the Comamtech Shares, Comamtech Preferred Shares, Comamtech Options and Comamtech Warrants for purposes of United States federal securities laws, may be resold pursuant to the general exemptions from registration under Section 4(1) of the 1933 Act. Any resale of such Comamtech Shares, Comamtech Preferred Shares, Comamtech Options and Comamtech Warrants by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Any such affiliate (or former affiliate) should obtain the advice of its legal counsel with respect to the application of the 1933 Act to the offer or sale of such Comamtech Shares, Comamtech Preferred Shares, Comamtech Options and Comamtech Warrants by such person. For the purposes of the 1933 Act, an “affiliate” of Comamtech is a person which directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, Comamtech.

In addition, after the Effective Date, Comamtech will no longer benefit from its “private foreign issuer” status with the SEC.  Consequently, it will be subject to the domestic issuer rules of the SEC, including full compliance with proxy rules and Sarbanes-Oxley reporting requirements.

DecisionPoint Shareholders resident in the United States and residing elsewhere than in Canada are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the management of Comamtech, no person who has been a director or executive officer of Comamtech since the beginning of the last financial year and/or associate or affiliate of any above-mentioned director or executive officer has any direct or indirect material interest in the form of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed herein and for (i) Mr. Marc Ferland, President and Chief Executive Officer,2 who is entitled, pursuant to an employment agreement dated June 16, 2010, to a payment of CDN$150,000 to be paid by Comamtech upon the completion of the Arrangement, and (ii) Mr. David Goldman, whose consulting agreement provides for a payment of CDN$300,000 payable by the issuance of 89,007 Comamtech Shares to Mr. Goldman upon the closing of this transaction.

Pursuant to Mr. Jean-Rock Fournier’s terms of employment, if any of the following events occur within one year from the completion of the Arrangement: (i) if the employment of Mr. Jean-Rock Fournier as Secretary, Executive Vice President and Chief Financial Officer is terminated by Comamtech (except for cause); or (ii) Mr. Fournier is asked by Comamtech to relocate or perform the substantial part of his services outside the City of Québec and he refuses to do so; or (iii) Mr. Fournier’s responsibilities are greatly reduced and subsequent thereto Mr. Fournier resigns; or (iv) the total compensation under Mr. Fournier’s employment agreement is reduced; then Mr. Fournier shall be entitled to a lump sum payment of his current annual salary being CDN$160,000. It is currently the intention of Comamtech to terminate Mr. Fournier’s employment shortly after the completion of the Arrangement.

On July 6, 2010, Copernic entered into an investment banking Engagement Letter with Spencer Clarke pursuant to which the Spencer Clarke was engaged by Copernic to act as Copernic’s agent and advisor for opportunities in connection with any proposed merger and acquisition transaction, on a non-exclusive basis.  The obligations arising from the Engagement Letter has been assumed by Comamtech.  According to the terms of the Engagement Letter, Spencer Clarke was paid a retainer in the amount of US$25,000 with an additional agent’s fee payable and equal to the higher of (i) US$250,000; or (ii) 3% of the aggregate value of the transaction, defined as the aggregate purchase price of the acquired entity, including assumed debt, forgiveness of debt, extraordinary dividends and any other consideration paid in connection with a transaction.  Comamtech and Spencer Clarke have agreed that the fee shall be payable through the issuance of 153,883 Comamtech Shares at Closing of the transaction.

________________________________________________________
2 Upon closing of the Arrangement, Mr. Marc Ferland will resign as President and Chief Executive Officer of Comamtech.

As at the Record Date, the directors and executive officers of Comamtech, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 45,316 Comamtech Shares representing approximately 2.16% of the issued and outstanding Comamtech Shares. All of the Comamtech Shares held by the directors and executive officers of Comamtech will be treated in the same manner under the Arrangement as the Comamtech Shares held by other Shareholders.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the most recently completed financial year of Comamtech, none of the directors and executive officers of Comamtech nor any associate of the foregoing is, or was at any time since the beginning of the most recently completed financial year, indebted to the Comamtech or any of its subsidiaries.

INFORMATION RESPECTING COMAMTECH

 Incorporation

Comamtech was incorporated by Articles of Incorporation issued pursuant to the OBCA on August 16, 2010. Comamtech’s head office is located at 333, Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6.

 General Development of Business

Comamtech has not carried on any active business since its incorporation. As of the date hereof, 2,097,861 Comamtech Shares are issued and outstanding. Following the completion of the Harris Transaction, Comamtech (i) retained certain non-operating assets of Copernic having a current net fair market value as determined by Copernic of approximately US$2.80 million; and (ii) has received from Harris approximately US$4.4 million, with additional amounts payable by Harris (subject to adjustment).

 Directors and Management

The board of directors of Comamtech is currently composed of three (3) individuals namely, Marc Ferland, Lawrence Yelin and Claude E. Forget. In addition, the management team of Comamtech is comprised of two (2) individuals who are currently officers of Comamtech namely, Marc Ferland (President and Chief Executive Officer) and Jean-Rock Fournier (Secretary, Executive Vice President and Chief Financial Officer).

 Capitalization

Currently 2,097,861 Comamtech Shares are issued and outstanding. The following table sets out Comamtech’s current capitalization, the securities to be issued upon closing of the Arrangement, and the resulting capitalization:

Securities	As of the date of this Circular	To be issued upon closing	Resulting Capitalization
Comamtech Shares	2,097,861 issued and outstanding	4,593,661 to be issued to DecisionPoint Shareholders	6,691,522
		89,007 to be issued to David Goldman	89,007
		153,883 to be issued to Spencer Clarke	153,883
Total Comamtech Shares			6,934,412

Comamtech Preferred Shares
In-the-money		118,750 to be issued to DecisionPoint Shareholders	118,750
Out-of-the-money		243,750 to be issued to DecisionPoint Shareholders	243,750
Total Comamtech Preferred Shares			362,500

Comamtech Options
In-the-money	38,570 issued and outstanding	417,015 to be issued to DecisionPoint Shareholders	483,132
Out-of-the-money	28,571 issued and outstanding		28,571
Total Comamtech Options			511,703

Comamtech Warrants
Out-of-the-money		388,125 to be issued to DecisionPoint Shareholders	388,125
Total Comamtech Warrants			388,125

4,593,661 Comamtech Shares and 118,750 in-the-money Comamtech Preferred Shares will be issued to DecisionPoint Shareholders. In addition, Comamtech Shares will be reserved for issuance upon the exercise of Comamtech Options issued or issuable under the Comamtech Stock Option Plan and under the Comamtech Warrants.

Each Comamtech Share entitles the holder thereof to cast one vote at the Meeting.

Pursuant to the filing of the Articles of Arrangement, the share capital of Comamtech will be amended in order to create and to authorize Comamtech to issue an unlimited number of cumulative convertible preferred shares, 500,000 Comamtech Series A Preferred Shares and 500,000 Comamtech Series B Preferred Shares as described below.

Cumulative Convertible Preferred Shares

An unlimited number of cumulative convertible preferred shares of Comamtech may be issued from time to time in one or more series, composed of such number of shares and with such preferred, defined or other special rights, privileges, restrictions and conditions attached thereto as shall be fixed by the directors of Comamtech, including:

(a)
the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

(b)	any right of redemption or right of purchase and the redemption or purchase prices and terms and conditions of any such rights;

(c)	any right of retraction vested in the holders of preferred shares of such series and the prices, terms and conditions of any such rights;

(d)	any rights upon liquidation of Comamtech;

(e)	any voting rights; and

(f)	any other provisions attaching to any such series of cumulative convertible preferred shares of Comamtech.

No Class Priority

No rights, privileges, restrictions or conditions attached to any series of preferred shares shall confer upon the shares of such series a priority in respect of dividends, distribution of assets or return of capital in the event of the liquidation of Comamtech over the shares of any other series of preferred shares.

Ranking as to Dividends and Return of Capital

The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation of Comamtech, whether voluntary or involuntary, be entitled to a preference and priority over the Comamtech Shares and over any other shares of Comamtech ranking junior to the Comamtech Preferred Shares in such liquidation, dissolution or winding-up.

Voting

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of preferred shares in accordance with the conditions attaching to each series of preferred shares, the holders of a series of preferred shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of Comamtech and shall not be entitled to vote at any such meeting (except where holders of a specified class or series of shares are entitled to vote separately as a class as provided in the OBCA).

Limited Notice Rights

Notwithstanding the aforesaid restrictions, conditions or prohibitions on the right to vote, the holders of a series of preferred shares are entitled to notice of (but not the right to vote at) meetings of shareholders called for the purpose of authorizing the sale, lease or exchange of all or substantially all the property of Comamtech other than in the ordinary course of business of Comamtech pursuant to the OBCA.

Comamtech Series A Preferred Shares

Dividends

The holders of Comamtech Series A Preferred Shares shall be entitled to receive, when, as and if declared by the directors of Comamtech, out of any funds and assets of Comamtech legally available, dividends at an annual rate of US$0.32 on each Comamtech Series A Preferred Share. Dividends shall be cumulative and shall accrue on each share of the outstanding Comamtech Series A Preferred Shares from the date of its issue by Comamtech (or if such shares are issued after the Effective Date, the issue by Comamtech).

Voting Rights

Except as otherwise provided in the articles of Comamtech or as otherwise required by law, the Comamtech Series A Preferred Shares shall have no voting rights. However, as long as any of the Comamtech Series A Preferred Shares are outstanding, Comamtech shall not, without the approval by special resolution of the holders of the Comamtech Series A Preferred Shares voting as a separate series, (a) alter or change adversely the rights, privileges,  restrictions and conditions given to the Comamtech Series A Preferred Shares, (b) amend its articles in any manner that adversely affects any rights, privileges, restrictions and conditions of the Comamtech Series A Preferred Shares, (c) increase the number of authorized shares of Comamtech Series A Preferred Shares, or (d) enter into any agreement with respect to any of the foregoing.

Liquidation

Upon any liquidation, dissolution or winding-up of Comamtech, the holders of the Comamtech Series A Preferred Shares shall be entitled to receive out of the assets of Comamtech, whether such assets are capital or surplus, for each Comamtech Series A Preferred Share an amount equal to $4.00 per share plus any accrued and unpaid dividends thereon before any distribution or payment shall be made to the holders of any Comamtech Shares or hereinafter issued preferred shares of any other class or series.  Upon any Liquidation, and after full payment as provided in the articles of Comamtech, the remaining assets of Comamtech shall be available to be distributed to all holders of the Comamtech Shares and other shares of Comamtech.

Conversion

Each Comamtech Series A Preferred Share shall be convertible, at any time and from time to time from and after the Effective Date, at the option of the Holder thereof, provided that the price of a Comamtech Share is not less than $4.00.

Comamtech Series B Preferred Shares

Dividends

The holders of Comamtech Series B Preferred Shares shall be entitled to receive, when, as and if declared by the directors of Comamtech, out of any funds and assets of Comamtech legally available, dividends at an annual rate of US$0.256 on each Comamtech Series B Preferred Share. Dividends shall be cumulative and shall accrue on each share of the outstanding Comamtech Series B Preferred Shares from the date of its issue by Comamtech (or if such shares are issued after the Effective Date, the issue by Comamtech).

Voting Rights

Except as otherwise provided in the articles of Comamtech or as otherwise required by law, the Comamtech Series B Preferred Shares shall have no voting rights. However, as long as any of the Comamtech Series B Preferred Shares are outstanding, Comamtech shall not, without the approval by special resolution of the holders of the Comamtech Series B Preferred Shares voting as a separate series, (a) alter or change adversely the rights, privileges,  restrictions and conditions given to the Comamtech Series B Preferred Shares, (b) amend its articles in any manner that adversely affects any rights, privileges, restrictions and conditions of the Comamtech Series B Preferred Shares, (c) increase the number of authorized shares of Comamtech Series B Preferred Shares, or (d) enter into any agreement with respect to any of the foregoing.

Liquidation

Upon any liquidation, dissolution or winding-up of Comamtech, the holders of the Comamtech Series B Preferred Shares shall be entitled to receive out of the assets of Comamtech, whether such assets are capital or surplus, for each Comamtech Series B Preferred Share an amount equal to $3.20 per share plus any accrued and unpaid dividends thereon before any distribution or payment shall be made to the holders of any Comamtech Shares or hereinafter issued preferred shares of any other class or series.  Upon any Liquidation, and after full payment as provided in the articles of Comamtech, the remaining assets of Comamtech shall be available to be distributed to all holders of the Comamtech Shares and other shares of Comamtech.

Conversion

Each Comamtech Series B Preferred Share shall be convertible, at any time and from time to time from and after the Effective Date, at the option of the Holder thereof, provided that the price of a Comamtech Share is not less than $3.20.

 Auditors, Transfer Agent and Registrar

The auditors of Comamtech are Raymond Chabot Grant Thornton, LLP, at 140 Grande-Allée East, Suite 200, Québec, Québec, G1R 5P7. Equity Transfer & Trust Company is the registrar and transfer agent for the Comamtech Shares at 200 University Avenue, Suite 400, Toroton, Ontario, M5H 4H1.

 Convertible Securities

Comamtech currently has 67,141 Comamtech Options issued and outstanding as follows:

Optionee	Number of Comamtech Options
Executive officers and past executive officers (2, as a group)	37,143
Directors and past directors (5, as a group)3	29,284
All other employees and past employees (1, as a group)	714
Total	67,141

__________________________________________________________
3 Excludes Comamtech Options held by Marc Ferland, who is counted as an executive officer. Includes Comamtech Options held by Claude Forget and Lawrence Yelin, who are current directors of Comamtech, and Comamtech Options held by David Goldman, Irwin Kramer and David Schwartz, who are past directors of Copernic.

Dividend Policy

Comamtech has not paid any dividends since its incorporation. Consistent with Comamtech’s past practice, Comamtech intends to retain future earnings, if any, for use in its business. Any determination to pay future dividends will remain at the discretion of Comamtech’s board of directors and will be made taking into account Comamtech’s financial condition and other factors deemed relevant by the Board of Directors.

 Legal Proceedings

Comamtech is not currently a party to any legal proceedings, nor is Comamtech currently contemplating any legal proceedings.

 Material Contracts

Comamtech has not entered into any material contract prior to the date hereof, other than the Arrangement Agreement and the Agreements relating to the Harris Transaction.

 Interest of Informed Persons in Material Transactions

Except as disclosed herein, no material transactions involving Comamtech have been entered into since its incorporation, or are proposed to be entered into, in which any existing director, officer or principal Shareholder, or any associates or affiliates thereof or any other informed person within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations, has had or expects to have a material interest.

INFORMATION RESPECTING DECISIONPOINT

For the purposes of the disclosure provided under this heading, references to “we”, “our”, and “us” and similar expressions refer to DecisionPoint.

 Corporate Information

DecisionPoint, formerly known as Canusa Capital Corp. (“Canusa”), was incorporated on December 27, 2006, under the laws of the State of Delaware. On June 17, 2009, Canusa entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DecisionPoint Acquisition, Inc., a Delaware corporation which is a wholly-owned subsidiary of Canusa (“Merger Sub”), and DecisionPoint Systems Holding, Inc., a California corporation (“Holding”) (the “Merger”).  Holding merged with and into Merger Sub with Merger Sub surviving the Merger as a wholly-owned subsidiary of Canusa under the name DecisionPoint Systems Group, Inc. (“DecisionPoint Group”).  Prior to the Merger, Canusa was a “shell company” (as such term is defined in Rule 12b-2 under the 1934 Act. Pursuant to the terms of the Merger Agreement, Canusa acquired all of the issued and outstanding capital stock of DecisionPoint Group from DecisionPoint Group’s shareholders in exchange for 20,000,000 shares of DecisionPoint’s common stock and assumed all of DecisionPoint Group’s obligations under DecisionPoint Group’s outstanding stock options and warrants.

DecisionPoint’s corporate headquarters are located at 19655 Descartes, Foothill Ranch, CA 92610-2609 and DecisionPoint’s telephone number is (949) 465-0065.

DecisionPoint’s common stock is quoted on the OTC Bulletin Board under the symbol “DNPI”.   On April 13, 2011, the last reported market price of DecisionPoint’s common stock was US$0.385 per share.

 Intercorporate Relationships

The following diagram illustrates DecisionPoint’s subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by DecisionPoint prior to the completion of the Arrangement:

(1)           Incorporated on December 27, 2006 under Delaware law.
(2)           Incorporated on April 9, 2009 under Delaware law.
(3)           Incorporated on May 19, 1995 under California law.
(4)           Incorporated on April 22, 1976 under Connecticut law.
(5)           Incorporated on March 20, 1996 under Georgia law

Following the Arrangement, MergerCo will have amalgamated with DecisionPoint.  Comamtech’s articles of incorporation shall have been amended to change its name to DecisionPoint Systems, Inc. and shall be continued under the DGCL. The name of the Amalgamated Corporation shall be DecisionPoint Systems International Inc.

3 Excludes Comamtech Options held by Marc Ferland, who is counted as an executive officer. Includes Comamtech Options held by Claude Forget and Lawrence Yelin, who are current directors of Comamtech, and Comamtech Options held by David Goldman, Irwin Kramer and David Schwartz, who are past directors of Copernic.

DecisionPoint Systems Group is a wholly owned subsidiary of DecisionPoint. DecisionPoint Group has two wholly owned subsidiaries, DecisionPoint Systems CA, Inc. (“DPS – CA”) formerly known as Creative Concepts Software, Inc. (“CCS”) and DecisionPoint Systems CT, Inc. (“DPS – CT”) formerly known as Sentinel Business Systems, Inc. (“SBS”). The combined company is a data collection systems integrator that sells and installs mobile devices, software, and related bar coding equipment, radio frequency identification systems technology and provides custom solutions.

In December 2003, DecisionPoint formed the DecisionPoint Stock Option Plan and loaned to the DecisionPoint Stock Option Plan US$1,950,000 that the DecisionPoint ESOP Trust used to acquire all of its stock from its former CCS stockholder. DecisionPoint also adopted a fiscal year end of December 31.  DecisionPoint completed its acquisition of SBS in March 2006.

Founded in 1995, DPS – CA was a leading provider of Enterprise Mobility Solutions. Industry expertise included grocery, retail general merchandise and warehousing primarily in the western United States. DPS – CA provided all of the services necessary to ensure a successful project. They provided turnkey solutions which included: project management, system design, application development, system integration, hardware configuration and staging, wireless system installation, user training, help desk support and hardware maintenance.

Founded in 1976, DPS – CT developed over time a family of powerful enterprise data collection software solutions, products and services. Their flagship product, CASE Tools/Pathfinder™, was introduced in 1992. In 1980, SBS became Intermec, Inc.’s (“Intermec”) first Value Added Reseller. In 2000, SBS also joined forces with Symbol Technologies, Inc. (“Symbol”) as a Solution Partner. SBS maintained their leadership in the data collection industry for over 25 years. They offered complete enterprise data collection solutions: rapid application development tools, transaction server, hardware, services, media and support. The combination of these companies, created a National Mobile Solutions and radio frequency identification systems (“RFID”) company that can provide solutions from historical knowledge and added expertise.

 Recent Developments

Comamtech has been advised that Sigma and DecisionPoint will be entering into a non-binding letter of intent whereby Sigma would inject DecisionPoint with US$4,000,000 in financing in exchange for (i) 4,000 Preferred Shares at price of $1,000 per DecisionPoint Preferred Share; and (ii) 425,000 DecisionPoint Shares. The DecisionPoint Preferred Shares under the term sheet are convertible into DecisionPoint Shares at a fixed price of US$3.20 per share.

The investment is conditional on the successful completion of the Arrangement and a satisfactory due diligence review by Sigma. The investment is based on a fully diluted post-Arrangement count of 7,400,000 DecisiontPoint Shares, subject to adjustment following the closing of the Arrangement. Should this transaction between Sigma and DecisionPoint be consummated at a value of US$4,000,000 with a conversion price of US$3.20 per share, it will result in an additional dilution to Shareholders of 4.7% on a fully diluted in-the-money basis.

On December 31, 2010, DecisionPoint completed a transaction with CMAC pursuant to which the shareholders of CMAC have agreed to sell to DecisionPoint all of the issued and outstanding shares of CMAC for a purchase price of US$3.15 million payable as to: (i) US$2.205 million payable by DecisionPoint in cash at closing; and (ii) US$945,000 payable in unregistered shares of common stock of DecisionPoint. It was also agreed that 10% of the cash portion of the purchase price will be placed in escrow for a period of fifteen (15) months following the closing in order to protect against any indemnity claims DecisionPoint may have against the selling shareholders of CMAC. The transaction, which closed on December 31, 2010, will increase DecisionPoint's revenues by approximately 20% and assets by 10% on a pro forma basis.

Both CMAC and DecisionPoint are in the same vertical markets, and the acquisition is intended to broaden our professional services and software integration. Our combined teams will work together to complement each other’s strengths.  The acquisition of CMAC also expands our data base of professional services contractors who are available on an as needed basis, thereby enabling us to be more responsive and act more quickly to assist our customers.

CMAC is committed to improving its clients’ competitive position by developing operational excellence strategies and implementing best-in-class supply chain planning, execution and automated technology solutions.  Its focus is on providing integration and implementation services for customer supply chain management applications ranging from Warehouse Management Systems (“WMS”), Enterprise Resource Planning (“ERP”), to Transportation Management Systems (“TMS”) as well as others.  CMAC provides highly skilled resources to manage or augment customer project teams during the design, development and/or deployment stages.

CMAC’s professional services can be summarized as follows:

For over 15 years, CMAC’s experienced team has provided cost effective solutions to organizations in various industries and has evolved into a proven market leader. CMAC has standardized processes and procedures that allow for rapid deployment of integration and implementation solutions. This methodology is designed for success and will aid us in managing our customer deployments from the software selection process through the implementation and launch support phases.  Together our combined team aims to provide our clients with highly experienced and affordable professionals using proven methodologies designed to achieve a quicker value realization.

CMAC has a Technology Center, located in Alpharetta, GA that will provide our partners and customers with an avenue to perform software solution demos and evaluations, end user training, conference room pilots, hardware and software validation, and device management services.  In addition, the Technology Center is equipped with all of the latest wireless network technologies to perform real-time testing and validation of network functionality and infrastructure

 Description of the Business

Overview

We deliver to our customers the ability to make better, faster and more accurate business decisions by implementing industry-specific, enterprise wireless and mobile computing systems for their front-line employees, inside and outside of the ‘four-walls’.  It is these systems which provide the information to improve the hundreds of individual business decisions made each day.  The “productivity paradox” is that the information remains locked away in their organization’s enterprise computing system, accessible only when employees are at their desk.  Our solutions solve this productivity issue.  As a result our customers are able to move their business decision points closer to their own customers who in turn, drive their own improved productivity and operational efficiencies.

We accomplish this by providing our customers with everything they need through the process of achieving their enterprise mobility goals, starting with the planning of their systems, to the design and build stage, to the deployment and support stage, and finally to achieving their projected Return On Investment (“ROI”).  Our business designs, sells, installs and services voice and data communications products and systems for private networks and wireless broadband systems for a wide range of enterprise markets, including retail, transportation and logistics, manufacturing, wholesale and distribution, as well as other commercial customers (which, collectively, are referred to as the “commercial enterprise market”).

 A graphical view of our business process is presented below:

 We deliver a solution that typically consists of a combination of the following:

●           specialized mobile computers

●           a wireless network infrastructure (or the use of a national wireless carrier)

●           specialized mobile application software

●           integration software to our customer’s existing enterprise systems, and

●           a range of professional services needed to make it all ‘work’

●           industry and/or software specific consulting and integration services.

We employ a highly talented and experienced staff of consultants (both in-house and on a contract basis), architects, engineers, and support personnel to guide our customers through this process to success.

During the business cycle our highly experienced professionals will:

●           consult with customers about their business needs

●           design the overall enterprise mobile solution to fit the needs

●           build or acquire the software needed for the solution

●           acquire the wireless and mobile computers needed

●           deliver the services to deploy it all, and

●           support the system after it has been installed.

 Bringing mobile computing to the front-line enterprise worker is orders of magnitude more challenging than delivering similar technology to the consumer.  Unlike the individual consumer, a business enterprise has significant performance, reliability and security requirements.  In addition, any system must be integrated with the complex enterprise systems already in place.  Therefore, we must possess the required knowledge and be able to manage a myriad of technical details and nuances to achieve our customer’s desired outcome.

We have developed an ‘ecosystem’ of partners which we bring to every customer situation.  The standout partner in this ecosystem is Motorola Solutions, Inc. (“Motorola”) for which we consistently are one of the nation’s top Value Added Resellers (“VAR”) and member of their Partner Pinnacle Club program.  We also partner with other top equipment and software suppliers such as Zebra Technologies Corporation (“Zebra”), Datamax - O’Neil (“O’Neil”), a unit of the Dover Corporation, as well as a host of specialized Independent Software Vendors (“ISV”) such as AirVersent, Inc., Antenna Software, GlobalBay Mobile Technologies, Inc., Syclo LLC and Wavelink Corporation.

Major vendors and other top partners have come to depend on the VAR channel in order to grow their own businesses.  This is because they cannot cost-effectively penetrate their target markets alone given the number and variety of ways their product is applied and because of the myriad of complex integration requirements.  They have come to view their role as providing the best-of-breed wireless and mobile computing technology to the market and partner with us to extend their business.  This applies not only to Motorola with wireless and mobile computing technology, but also to other high tech manufacturers who produce printers, labels, RFID and other technology products.

As our markets have grown and have become more sophisticated, we have grown both in size and in the nature and type of services offered.  As our customers come to depend more and more on enterprise wireless and mobile computing to run their businesses, we continue to deliver and expand our services to keep those systems running.  We are actively moving into the areas of enterprise managed services, consulting services and software-as-a-service (“SaaS”) to continue to deliver our value and build ongoing revenue streams for the Company.

We have made several investments in SaaS offerings in response to what we believe will be a fundamental shift in our customers’ buying behavior.  And we are monitoring the results closely.  Customers are fundamentally beginning to realize that they do not have to own the entire end-to-end solution in order to reap its benefits.  In fact, there can be major cost savings for them if they choose instead to receive part of the value of what we have to offer in a SaaS model.  We are a believer in this theory ourselves, as we are an avid salesforce.com customer. Salesforce.com is one of the world’s largest SaaS companies.

 Marketplace

Industry

Over the past five years, the Enterprise Mobile Computing industry has standardized several key technologies.  This standardization has enabled the market to grow.  Examples of this include the WindowsMobile, Android, RIM and iPhone operating system for mobile devices, 802.11 a/b/g “Wi-Fi” wireless local area networks, and robust nationwide wireless carrier data networks such as AT&T and T-Mobile (HSDPA technology), and Verizon and Sprint (EVDO technology).

This standardization has allowed mobile computing manufacturers to build product to these widely adopted standards, creating the opportunity to automate workers using these standards.  These developments have created many opportunities for us to build enterprise wireless and mobile computing solutions for our customers’ needs.

Determining which enterprise wireless and mobile solutions we deliver to our customers highly depends on several key factors including the customer’s industry.  It requires that we possess domain expertise in our customers’ industries.  It also requires business application software expertise, general industry and software specific knowledge and mobile computing and wireless networking technical acumen.

The customer’s industry is very important because unlike generic wireless business applications such as email, the applications that we provide involve business processes which are very specific to a vertical market.  An example is Proof-of-Delivery (“POD”).  In order for a POD application to deliver value it must not only be tailored to a specific industry such as couriers, but it must also be tailored to each specific courier company depending on how they run their business process.

The key to delivering customer solutions profitably is for us to know where standardized system hardware and software components will deliver the required result and where they cannot and therefore, more custom components need to be utilized.  This capability comes from our years of experience, our talented professionals and our highly developed ecosystem of partners.

We provide a complete line of consulting, deployment and integration services, including site surveys, equipment configuration and staging, system installation, depot services, software support, training programs and project management.

Current Market Environment

Over the last several years, we have been repositioning ourselves to focus more on providing higher margin consulting services along with customer-driven, mobile wireless and RFID solutions rather than providing simply hardware and customized software as a reseller.  This is the key to increasing our profitability and is also a major point of differentiation.  The acquisition of CMAC is expected to be instrumental in this repositioning. Small resellers and large catalog resellers simply do not want to, or cannot, provide the types of custom, hands-on services needed to make these systems a success.  Our major ecosystem partners, such as Motorola, recognize this and have come to depend more and more on us to deliver the business value that their products enable.

By referring more end-user demand to DecisionPoint, manufacturers can leverage our personnel and skills to provide customers with enhanced personal service.  With deep expertise about specific customers’ operations and industry, resellers are very effective in promoting sales of key vendor’s products.  Today, a majority of Motorola’s sales of mobile computers are through the sales channel in which we participate.

We benefit from other advantages by participating in this sales channel.  The industry leaders have established program rewards, such as favorable pricing structure incentives, for those top-tier VARs, such as DecisionPoint, who invest in their programs and technologies.  As a result, we train our personnel, which differentiate us from other potential competitors who may not have the same training as our personnel.

Within our commercial enterprise market, we believe there continues to be long-term opportunity for growth as the global workforce continues to become more mobile and the industries and markets that purchase our products and services continue to expand.  The markets in which we compete include mobile computing products and services, enterprise wireless services, bar code scanning, RFID products and services and mobile network management platforms.  Organizations looking to increase productivity and derive benefits from mobilizing their applications and workforces are driving adoption in this market.

Our strategy in our target market is to enable our customers to focus on their missions, not the technology.  This is accomplished by providing mission-critical systems, seamless connectivity through highly reliable voice and data networks and a suite of advanced and/or custom applications that provide real-time information to end users

DecisionPoint Target Market(s)

The markets for enterprise wireless and mobile computing are very fragmented while also being extremely complex in nature.  But generally they can be characterized by the following attributes:

1.           Vertical market industries which require specific domain expertise.

2.           Industries which track goods or deliver a service in the field (or both).

3.           Industries which have a significant group of mobile workers, whether they operate primarily in one place or in the field.

4.           Manufacturing operations where there’s real-time interaction between the shop floor employees and the management decision makers.

5.           Manufacturing and assembly operations that are moving more and more to a Just-in-Time (“JIT”) operation where accurate data is critical.

In the commercial enterprise market, our approach is to deliver products and services that are designed to empower the mobile workforce to increase productivity, drive cost effectiveness and promote faster execution of critical business processes.

Vertical Markets

The attractiveness of any vertical market depends directly on the size and nature of the problems which that market faces that can be addressed by enterprise wireless and mobile computing.  Historically, retail, warehousing, and manufacturing were the largest industries.  Each typically had large amounts of goods in constant motion which needed to be tracked.  In addition, each had a workforce which primarily operated in one place (i.e. a retail store, a distribution center or a factory).

 Although these markets are still attractive for us and comprise a significant portion of our business, new markets are emerging which hold as great or even greater promise than our historical markets.

 Transportation, logistics and field services such as repair and maintenance, delivery and inspections are now emerging as great new markets.  This is primarily due to the arrival of robust, national wireless carrier networks that can reach a field-based mobile worker almost anywhere they are.  The general term for this new group of markets is referred to as “Field Mobility”.  Although it cuts across multiple industries and business applications, it has one common characteristic: goods are tracked or services are being performed by field-based workforces, not workers operating in a single location under one roof.

DecisionPoint’s Field Mobility Practice

We believe that the growth of Field Mobility based markets will be so significant over the next several years, that we have created a dedicated specialty business practice to focus on it.  This practice was established in 2008, with the express purpose of replicating our historical success with a new set of customers and challenges together with a new ecosystem of partners which includes the four major wireless carriers of AT&T, Sprint, T-Mobile and Verizon.  The carriers not only bring potential new opportunities but also have attractive programs which allow us to earn additional revenue from them when we facilitate service of mobile computers and devices on their networks.

We are not alone in our expectations of growth for Field Mobility.  Motorola, and more specifically, the newly split entity, Motorola Solutions, has demonstrated through its strong on-going support, that it’s also counting on significant growth as well.  They believe that as wireless carrier networks become ubiquitous, it will increase their market opportunity to put greater numbers of mobile computers into the hands of entire groups of field-based workers who may have never had a mobile computer before.

Products and Services

Mobile Applications

DecisionPoint deploys mobile applications for a wide variety of business processes, depending on the industry. Below is a brief overview of some of those applications by industry:

(a)	Retail Store: Stock locator, shelf price marking, markdowns, inventory control, physical inventory, merchandising, customer service and mobile point-of-sale (“POS”).

(b)	Warehousing and Distribution: Order shipping, order picking and packing, stock move and replenishments, product receipt and putaway, labeling, physical inventory and cycle counts.

(c)	Manufacturing: Production count, work-in-process tracking, raw material consumption, quality control and assurance, lot/batch/serial number control and scrap reporting.

(d)	Transportation and Logistics: POD, turn-by-turn directions, route optimization, cross-docking, returns and driver logging.

(e)	Field Mobility: Field service and repair, enterprise asset management, inspection, preventative maintenance, surveys, rounds and readings.

Software

Unlike the market for standardized business software such as email or accounting, the market for enterprise mobile software is more customized.  One size does not fit all.  Software for enterprise mobile systems must support the specialized business processes in an industry-specific and sometimes customer-specific way.  For this reason, we utilize several avenues to provide the mobile software solutions to meet our customers’ needs depending on their situation and requirements.

•
Software sourced from specialized ISV’s.  The software produced by key ISVs is designed to fit a need in a particular vertical market and application.  Even still, it must be tailored to meet the needs of each customer.  Depending on the situation, this tailoring is done by us or by the ISV themselves under contract to us.  We have built a network of ISVs in its ecosystem specializing in Field Mobility applications for this purpose.

•
CASE Tools/Pathfinder™ is our own application development platform.  Developed over the past 20 years, it is a stable and capable software platform for many typical application uses but generally not for Field Mobility applications.

•
Custom software created in-house using standardized programming tools like Microsoft.NET® framework and Java™.   These are used by customer demand or when there is simply no other “off-the-shelf” way to meet the customer’s requirements.

We have multiple software options available which gives us the ability to meet the customer’s total need at the best value to them.  We intentionally have made a point not to be “married” to any single vendor, product offering and/or solution in order to be focused on the customer’s ultimate needs.

Professional Services

Our professional services offerings fall into one of three categories: business consulting, technical consulting and technical development.  Business consulting is where we engage with our customer to help them understand the potential ROI of implementing mobile computing, or supply chain services as examples, for a particular business process.  Technical consulting services help determine the technology to be used and how it is to be implemented.  We utilize our proven evaluation techniques, tools, and experience to recommend the optimal technology solution that provides organizational, operational and system improvements to our customers.  We take advantage of our database and assessment methodology to quickly identify viable solutions for client operations.  Once the solution is identified and selected, we apply our proven fast track “3D” (Define, Design, Deliver) implementation methodology to insure project success.  Technical development includes actual software programming and configuration of the mobile computing, WMS and TMS application solutions as well as interface software needed to connect to our customer’s existing back-office systems.

The Company’s full suite of professional services allow for many “areas of engagement” with our customer base.  We can initiate and engage on an opportunity in several areas of the project lifecycle.  The professional services listed below allow us to provide value to organizations regardless of where the customer is in their project evaluation/implementation or rollout:

• Engineering & Material Handling	• Middleware Applications
• Facility Automation	• Site Surveys & Installation
• Supply Chain Strategy	• Change Management
• Six Sigma & Lean Six Sigma	• Resource Augmentation
• WMS/3PL Selection & Support	• Temp-to-Perm
• Call Center Outsourcing	• Contract-to-Hire
• Project Management	• Direct Hire
• WMS/ERP Implementation	• Team Services
• Transportation Management	• Work Flow Management

Supply Chain Services

Supply Chain services including Pre-Contract, Pre Go-Live and Post Go-Live solutions.  Our project team will engage and manage the project from end-to-end, allowing the customer resources to stay focused on their tasks. Many of the services that we provide are listed below:

Pre-Contract	Pre Go-Live	Post Go-Live
Project Management	CRP Execution	Post implementation audit
Solution Design	Training Documents	System re-configuration
Application Study	Job Aid Development	Custom report design and development
CRP Script Development	Training Execution	EDI Interface design and development
CRP Configuration & Setup	Software Configuration	Issues documentation and management
Current State Design	Technical Support	Training and certification
Future State Design	System Interface Development/Programming	Satisfaction surveys/ process improvement
Mobility Readiness Evaluation	Implementation Support	Enhancement management/ implementation
ROI Targets/Worksheet	Modification Specification & Design	Multi-site rollout
Proof of Concept Design	Testing	Service Level Agreement
Host application requirements	Vendor Management	ROI Analysis
Device application requirements	Custom Reports	Ongoing Support

CMAC, along with one of our ISV Partners, offers Near-Shoring services for application development and host application programming.  Our partnership allows us to offer extremely competitive resource rates for application development, scripting, code design, and custom application development.  This area has significant growth potential as more companies are looking to move application development closer to their operations where the time zones and language barriers are not an issue.  We also have Tier 3 WMS ISV partners for traditional WMS turnkey solutions as well as SaaS inventory management hosted solutions

Rollout, Support and Management Services

These services involve installing a solution into the customer’s computer systems infrastructure (“implementation”) and then replicating that implementation out to all their operating locations (“rollout”).  The rollout is critical because unless the mobile computing solution is rolled out across all operating locations, the desired ROI will most likely be limited.

We offer a wide range of services in this category.  They include everything from assembling kits of everything needed for the system on a per location basis (“kitting”) to providing logistical services for rollout (“staging”), to advanced exchange services for broken units in the field, to help desk support and to a self-service portal where a customer can check the status of a service case or equipment repair.

For Field Mobility projects, carrier activation is a key service.  Activation is where we actually activate mobile computers and/or devices to run on the carrier networks.  Not only is this a key service to complete projects, but it is also a source of revenue for us from the carriers when we activate mobile computers and/or devices to operate on the carrier networks.

In addition, we offer staff augmentation services to customers that allow for shorter term projects or implementations, workflow management teams for cyclical business customers, as well as contract-to-hire resources that engage on supply chain projects and can convert to a permanent position at the customer location, which helps significantly with the knowledge transfer as well as capital knowledge base.  Contract-to-hire solutions have proven beneficial for customers to overcome workforce issues during hiring freezes by allowing them to deploy solutions and then convert resources to full-time status upon expiration of the hiring freeze.

Finally, we are adding offerings in the managed services and SaaS categories.  Increasingly, customers want to outsource various aspects of operating and maintaining their enterprise mobile systems.  We are providing various service offerings to remotely manage customers’ mobile computers and wireless networks as well as offer mobile software on a SaaS subscription basis.

Hardware

Our hardware reseller sales strategy is designed to avoid competing for hardware sales based solely on low cost provider status.  Throughout the sales cycle, we are diligent to point out to a customer that hardware is only one component of the complete solution they are looking for.

By bundling the software and services, mentioned above together with the hardware, we position ourselves as the value-added solution provider.  This positioning differentiates us from the low-price, ‘discount’ hardware resellers who do not have this capability.

We offer the following types of enterprise wireless and mobile computing hardware on a cost competitive basis:
•	Handheld and vehicle-mounted, ruggedized mobile computers
•	802.11 a/b/g wireless LAN (“Wi-Fi”) infrastructure
•	Mesh networking wireless infrastructure, such as the Motorola Canopy product line
•	RFID tag readers and related infrastructure
•	GPS receivers
•	Two-way radios
•	Handheld bar code scanners
•	Bar code label and RFID tag printers and encoders
•	Ruggedized laptops for industrial environments

Consumables

We have extensive expertise in bar code and RFID consumables solutions.  We offer a full line of high quality labels, RFID tags, and printer ribbons to meet the demands of every printing system.  We select the right components from a wide range of products on the market from both independent and original equipment manufacturers of printers and RFID printers/encoders.  Matching media to the unique application is what makes the system work.  In addition, consumables are essentially a recurring revenue stream once a customer has their system up and running.

Sales and Marketing

Customer Base

Our historical success has largely followed the broad adoption of enterprise wireless and mobile computing technology industry by industry.  As mentioned above, this adoption pattern started with retail stores and moved backward through the retail supply chain into distribution and then manufacturing.  It also spread horizontally from the retail supply chain into the supply chain of industrial goods as well.  Our roots of DecisionPoint go back to the mid 1970’s, our customer base mirrors this fact as well.  Our products and services are sold nationwide to a diverse set of customers such as retail, utility, transportation and logistics, manufacturing, wholesale and distribution and other commercial customers.

A cross-section of our customers includes:

•
Retailers in various categories and sizes, including “Tier-1” companies such as J. Crew Group, Inc., Liz Claiborne, Inc., PETCO Animal Supplies, Inc., Nike, Inc., Nordstrom, Inc., and Grocery Outlet (Canned Foods, Inc.).

•
Manufacturing companies such as Dade Behring (Division of Siemens), Mercedes Benz US International, Inc., BMW Manufacturing Company, KIA Motors Manufacturing Georgia, Inc., Sargent Manufacturing Co. (Division of ASSA Abloy),  BASF Corp, Sanmina-SCI Corp, Orica USA, Inc., Timken Corp., Swiss Army Brands, Smith & Wesson and pharmaceutical companies such as Pfizer, Inc., and Celgene Corp.

•
Transportation, warehousing and distribution, including logistics companies such as Golden State Overnight Delivery Service, Inc., Ryder System, Inc., Exel, DHL Global Mail, Inc., SAIA, Inc. and Frontier Logistics LP.

Now that the Field Mobility marketplace is starting to grow significantly, we are working with customers such as Wackenhut Corp., for security services for their patrol officers, Scientific Games Corp., for their field service technicians, and Mobile Mini, Inc., a provider of mobile temporary storage facilitiesGo-To

Go-To-Market Model

We aim to deliver the ‘whole solution’ to a customer, from solution design through support.  Our objective is to target markets that will permit the delivery of as many of these products and services as possible, so as to maximize the profit opportunity while minimizing the costs of sale and delivery.

Thus, we seek to classify the type of end-user that it targets in order to quickly and cost-effectively put the right amount of resources on each sales opportunity.  The three main end-user classifications are:

•
Full Solution Customer - This is a customer that wants us to provide not only the entire solution from initial consultation and design, but also the ongoing support of the system.  Such an end-user views the entire system as critical to its business and wants to outsource it to industry professionals.     This is the ideal customer for us, one that understands and values the cost effectiveness of the entire solution and ongoing support of the system.

•
Customer as their own integrator - The end-user sources all the parts and pieces of the system, programs it, installs it, commissions it and supports it.  In effect, the customer is their own integrator, and wants to buy products and services only in a transactional relationship.  DecisionPoint limits its resources to provide these customers with competitive product and service pricing.

•
Hybrid Customer - Such customers have some systems integration capability themselves but have also recognized that “they know what they don’t know” and are willing to contract for certain services as part of an enhanced transactional relationship.  A Hybrid Customer is attractive on a case-by-case basis depending on the circumstances of the situation.

In each of the three scenarios above, we strive to position our professional services as a core value-added component to the customer.  Our ability to reliably test, configure, kit, stage, and deploy large rollouts of mobile computers for specialized applications is a key service offering that enables our customers to realize the ROI they were expecting on mobile computing in the first place.

Sales and Sales Support

We support our go-to-market model using field-based teams of seasoned account executives with both pre- and post- sale systems architects who are experienced in all areas of enterprise mobile computing.  Their focus is to develop customers’ enterprise wireless and mobile computing requirements in order to develop solutions for them and ultimately close business for our product and service set that fulfills those requirements.

We fulfill the need for application software both in-house and through ISVs depending on specific customer need. ISVs like this model because they are generally looking for sales, marketing and integration partners like us to expand their own reach.

We currently employ 67 people in our marketing, sales and professional services operation.  We have 4 marketing people and 22 sales people, all of whom are qualified in system technology design, installation and integration.  They receive substantial technical support and assistance from 28 systems engineers and technicians and 6 software engineers.  Supporting the sales effort are 7 sales administrators, who are responsible for the detailed order entry and for the inputting of the related data into our accounting system.

Additionally we have access to an in-house database along with several thousand contractors and resumes.

Geographically, the sales team is spread throughout the United States and can handle projects on a national and international basis from its East and West coast facilities.  When a situation dictates, we may utilize independent contractors.

Sales System Support: salesforce.com

We make extensive use of the salesforce.com customer relationship management (“CRM”) system to support our sales and marketing operations.  All business processes from demand creation through closing orders are tracked using salesforce.com.  This includes the following business processes: marketing campaign management, lead generation, sales opportunity and pipeline management, sales forecasting, sales territory and account management, and strategic account planning.

In addition, all professional services projects and time are tracked using salesforce.com.  These tools allow us to get a better understanding of project profitability which helps us manage our key project resources.

Marketing Activities

We address our target markets through a combination of our own marketing activities, relationship selling and vendor-supplied leads.  The common aim is to establish our credibility in the space, and then definitively demonstrate to the potential customer that we can tailor solutions to that customer’s needs.

 Our seasoned sales team also provides many sales opportunities through past relationships and detailed domain knowledge of the operations of the top companies in the target market space.  Given that enterprise wireless and mobile computing systems are a complex sale, it is very beneficial to have knowledge of how individual companies actually operate, how they address IT systems issues, and how they buy and manage complex technology.  Our sales teams use such information to their advantage against some of the commodity-type resellers in the space.

Vendor-supplied leads play a part in our success as well, in that vendors see it to their advantage to funnel sales opportunities to us thereby minimizing their selling costs.  They are also willing to spend a sizeable portion of their discretionary marketing development budget for demand generation activities.

Our investment in our Field Mobility practice is paying off in the form of wireless carrier sales.  We established key wireless carrier relationships in 2008, and are now seeing the fruit of our labor.  The carriers in many areas of the country have DecisionPoint as ‘top-of-mind’ when it comes to bringing specialized mobile applications to their existing customers.

In early 2009, we added an internal sales development function.  Currently staffed by a seasoned industry veteran, this function is to continually cull all sources of leads and nurture them to the qualification stage where it makes economic sense for one of our account executives to get involved.

Realizing that statistics show that the vast majority of B2B activity today starts with an Internet search, we have invested in some forward-thinking tools and technologies to help meet our future customers there.  In 2009, we performed a major revamp of our website, www.decisionpt.com, and we also now pilot online, closed-loop demand generation technologies and programs in order to productively increase the sales pipeline.  This includes email marketing with closed-loop feedback as well as email campaigns that track recipient behavior after their receipt in real time.  This allows us to convert them into active prospects at the exact time they are investigating solutions for their particular problem.

Competition

The business in which we operate is highly competitive.  Continued evolution in the industry, as well as technological migration, is opening up the market to increased competition.  Other key competitive factors include: technology offered; price; availability of financing; product and system performance; product features, quality, availability and warranty; the quality and availability of service; company reputation; relationship with key customers and time-to-market.  We believe we are uniquely positioned in the industry due to our strong customer and vendor relationships, our consultative and technological leadership and capabilities and our comprehensive range of offerings.

We compete with other VAR’s and System Integrators/engineering organizations (“SI’s”) in system design, integration and maintenance arenas.  However, as a Tier-1 reseller for major equipment vendors including Motorola and Zebra, we encounter fewer than ten competitive Tier-1 VARs and SIs representing these manufacturers in the marketplace.

We typically win business from such competitors based on our turnkey software engineering skills and one-stop-shop technical capabilities.  Recognizing us as a significant VAR within its universe of Tier-1 partners, Motorola has granted us variable pricing applicable to specific major customers.  These price discounts give us an edge in the marketplace through greater margin flexibility.  As a result, we do not typically lose contracts due to price sensitivity.

Large system integrators are seeking to move further into the segment in which we compete.  Competitors in this segment, including us, may also serve as subcontractors to large system integrators and are selected based on a number of competitive factors and customer requirements.  Where favorable to us, we may partner with other system integrators to make available our portfolio of advanced mission-critical services, applications and devices.

We have identified the following eleven (11) companies as primary competitors in the VAR and SI spaces:

(a)
Agilysys, Inc. (Nasdaq: AGYS) – Formerly known as Pioneer Standard Electronics, Agilysys is a publicly traded NASDAQ company and is a distributor of enterprise computer system solutions with US$1.8 billion in revenue. One of their divisions provides services similar to those offered by DecisionPoint.

(b)
International Business Machines Corp. (Nyse: IBM) – Although significantly larger than DecisionPoint, IBM seeks to deliver the same type of value proposition to the market.  Their level of success varies. As with any very large organization, enterprise wireless and mobile computing are just one of a large set of competencies and services they advertise to the marketplace.

(c)
Accenture plc (NYSE: ACN) – Accenture is a global management consulting, technology consulting and technology outsourcing company.  Their global headquarters are in Dublin, Ireland.  It is the largest consulting firm in the world, as well as being a global player within the technology consulting industry.  Accenture is a Fortune Global 500 company.  As of January 2011, they had more than 214,000 employees in more than 200 locations in over 120 countries.  Accenture's current clients include 96 of the Fortune Global 100 and more than three quarters of the Fortune Global 500.

(d)
Sedlak Management Consultants – Sedlak is a supply chain consulting firm specializing in distribution consulting.  They are a privately-held Cleveland, Ohio based company, and have been in business for over 50 years.

(e)
Peak Technologies, Inc. – Maryland based Peak is an integrator of AIDC equipment including wireless RF, network and ERP integration solutions, enterprise printing, bar code scanning, mobile computing, and terminal and software technologies.  Peak was originally built up by current DecisionPoint executives, CEO Nicholas Toms and CFO Donald Rowley, who then sold the company to Moore Corporation (now RR Donnelley) in 1997.  RR Donnelley, as part of its strategy to focus on commercial printing, sold Peak to Platinum Equities in December 2005.  Peak sales for 2005 were about US$240 million but, after the disposal of certain business units during 2006, are estimated to be somewhat in excess of US$100 million, currently.

(f)
Catalyst International, Inc. – Catalyst is a US$50 million revenues supplier of supply chain solutions on multiple technology platforms. It is a certified SAP Services Provider, including wireless enabling of SAP applications. The company claims 12,000 customers in 20 countries including Boeing, Abbott Laboratories and Sony Corporation. Catalyst is wholly owned by CDC Corporation (Nasdaq: CHINA), a NASDAQ traded company.

(g)
Stratix, Inc. – Georgia-based Stratix is a substantial competitor of DecisionPoint, especially in the South Eastern part of the US. Stratix had estimated revenues of US$100 million in 2009 which are primarily from large, nationally based Tier-1 customers. Their customer base is well balanced around retailers, distributors, major commercial airlines and general manufacturers.

(h)
Miles Technologies Inc. – Headquartered in Lake Zurich, IL, Miles is a service oriented reseller of bar code printers, wireless data collection devices, RFID and consumables.  Miles is considered to be a niche player in the upper Midwest.

(i)
Acsis, Inc. – Acsis is a SAP-certified global enterprise software company that automates supply chain operations with a platform, Data-Link Enterprise, which interfaces with multiple types of equipment on the manufacturing/distribution floor, such as barcode and RFID readers.  Acsis is now part of Safeguard Scientifics, Inc. (Nyse: SFE), a NYSE traded company.

(j)	InfoLogix, Inc. (Nasdaq: IFLG) – The company is a NASDAQ traded company and a supplier of enterprise mobility solutions that is primarily focused on the hospital systems marketplace.

(k)
Barcoding, Inc. – Helps organizations streamline their operations with automatic identification and data collection systems (AIDC). Clients include manufacturing, distribution, healthcare and warehousing enterprises, as well as state, local and federal agencies.  Based in Baltimore, Maryland, they have eleven regional offices throughout North America, as well as representation in Europe and Australia.

(l)
Other Competitors in the U.S. - Certain ‘catalog and online’ AIDC equipment resellers offer end-users deeply discounted, commodity oriented products; however, they typically offer limited or no maintenance support beyond the manufacturer’s warranty (which generally results in slower repair turnaround time).  More importantly, as end users have become increasingly dependent on VARs and SIs to provide platform design, integration and maintenance, end users typically do not place major purchase orders with such resellers.

Employees

As of December 2010, we have a total of 82 full time and 2 part time employees.  We have not experienced any work disruptions or stoppages and it considers relations with its employees to be good.

Headquarters and Facilities

As of December 2010, DecisionPoint’s corporate headquarters, sales operations including sales administration, software development, depot operation, and the financial management of DecisionPoint is located in Foothill Ranch, California where DecisionPoint leases 7,500 square feet. In Parsippany, New Jersey DecisionPoint leases 3,600 square feet of commercial office space as an ancillary administration office. In addition, DecisionPoint leases 3,000 square feet in Shelton, Connecticut for East coast sales operations and software development, and an additional 4,000 square feet in Middlesex, New Jersey for East coast depot operations. These facilities are suitable for DecisionPoint’s purposes and are expected to accommodate its needs for the foreseeable future.

 Dividend Policy

Common Stock – The holders of DecisionPoint Shares are entitled to receive dividends if and when declared by DecisionPoint Board out of funds legally available for distribution. Any such dividends may be paid in cash, property or DecisionPoint Shares.

Preferred Stock – The holders of the DecisionPoint Preferred Shares shall be entitled to receive, when, as and if declared by DecisionPoint Board, dividends at an annual rate of 8% of the stated value (i.e. US$80 for each such DecisionPoint Preferred Shares). Dividends shall be cumulative and shall accrue on each share of the outstanding DecisionPoint Preferred Shares from the date of its issue.

DecisionPoint has not paid any dividends since DecisionPoint’s inception, and it is not likely that any dividends on DecisionPoint Shares will be declared in the foreseeable future. Any dividends will be subject to the discretion of DecisionPoint Board, and will depend upon, among other things, its operating and financial condition and its capital requirements and general business conditions.

 Management’s Discussion and Analysis and Results of Operations

The following is a discussion of the results of operations of DecisionPoint as at and for the year ended December 31, 2010 and the year ended December 31, 2009, and should be read in conjunction with the financial statements of DecisionPoint for such periods, together with the accompanying notes, included elsewhere in this Circular.

The following discussion excludes MergerCo, which is being amalgamated with DecisionPoint to form the Amalgamated Corporation.  MergerCo is a wholly-owned subsidiary of Comamtech and was incorporated under the laws of the Province of Ontario on October 8, 2010.  MergerCo is being excluded from the following discussion because it has no revenue or expenses in the relevant periods and its assets and liabilities are not material to the balance sheet of DecisionPont.

Selected Consolidated Financial Data

(All numbers are US$)
	Year Ended		Years Ended
	December 31,		December 31,
	2010	2009	2009	2008
Net sales	$56,244,198	$48,309,168	$48,309,168	$53,310,607
Cost of Sales	45,391,485	38,565,420	38,565,420	43,213,153
Gross Profit	10,852,713	9,743,748	9,743,748	10,097,454
Selling, general and administrative expense	9,610,381	7,969,630	7,969,630	9,150,519
Operating income (loss)	1,242,332	1,774,118	1,774,118	946,935
Interest expense	2,273,192	1,078,140	1,078,140	1,317,764
Other expense	1,099,145	280,832	280,832	565,378
Income (loss) before income taxes	(2,130,005)	415,146	415,146	(936,207)
Income tax (benefit) expense	78,794	71,176	71,176	(46,114)
Net income (loss)	$(2,208,799)	$343,970	$343,970	$(890,063)

	December 31,	December 31,	December 31,
	2010	2009	2008
Assets	$27,790,998	$20,334,133	$20,424,687
Liabilities	30,661,523	23,879,738	29,056,233
Total Stockholders’ Equity	(2,870,525)	(3,545,605)	(8,631,546)
Liabilities and Stockholders’ Equity	$27,790,998	$20,334,133	$20,424,687

Overview

We design, implement, and support mobile computing and wireless systems for our customers which they use to deliver improved productivity and better customer service to their customers.  We provide value to our customers by giving them the capability to make better, faster, and more accurate business decisions.  It is these mobile computing and wireless systems that empower people with the information to improve the hundreds of individual business decisions they make each day.

We are able to provide our customers with everything they need to bring their ideas to reality by using the specialized skills and knowledge of our people.  The range of our offerings include the consulting and design services, technical and programming services, mobile computing and wireless and RFID hardware, software, and support services to carry it out.

We are focused on several markets.  These include retail, manufacturing, distribution, transportation and logistics.  We are also increasingly focused on the markets for these systems in the markets where there are large groups of field services workers.  These markets include maintenance and repair, inspections, deliveries, and other specialized business services such as uniform rental.  This part of our business did not exist a few years ago.  But with the continued explosive growth of the mobile Internet, we expect to add resources in this area in order to take advantage of the increasing opportunities.

Business Combination

On December 31, 2010, we acquired CMAC, a supply chain consulting and systems integration firm focused on delivering operational and technical solutions for the enterprise.  The purchase price of US$3,150,000 consisted of US$2,205,000 in cash and 3,269,896 unregistered shares of our common stock, valued at US$945,000.  The value of the shares was based on the average daily closing price per share of our common stock for the ten consecutive trading days ending on December 29, 2010.  The CMAC acquisition will enable us to increase our professional services and software revenue by enhancing our ability to deliver operational and technical supply chain solutions.  We anticipate that CMAC will improve our overall gross margin through its professional services revenue, as well as provide us with additional resources to grow our current professional services revenue through its experienced staff of in-house consultants and data base of contract professional services consultants.

The operating results of CMAC will be included in our results of operations beginning January 1, 2011.

Pro forma Disclosure of Financial Information

The following table summarizes our unaudited consolidated results of operations as if the CMAC acquisition had occurred on January 1, 2009:

(All numbers are US$)
	Year ended December 31,
(000's except per share data)	2010	2009

Net sales	$66,492	$55,208
Net loss	$(2,178)	$(228)

Net loss per share - basic and diluted	$(0.08)	$(0.01)

Recent business developments during 2010

During the first quarter of 2010, DecisionPoint introduced its cutting edge self-service solution utilizing advanced Motorola technology known as “The Retail Mobile App Suite”. These mobile applications were designed for retail stores to increase the productivity of store operations and deliver unsurpassed customer service by accelerating checkout while providing personalized service. In June 2010 DecisionPoint launched a branded solution for couriers – MobileArc, which is designed to enhance delivery of services by incorporating mobile computing and wireless technologies into their field-service workforce.

In the first quarter of 2010, DecisionPoint received a significant contract to provide an integrated and customized tracking solution for a logistics services company. In addition, DecisionPoint was chosen to design, implement and support an asset tracking system for a rewards program company in the waste management business. This company has operations in numerous states and employs RFID technology as part of their offering to their end-users.

During the third quarter of 2010, DecisionPoint completed the deployment of over 11,000 devices for a logistics service company that is being managed by DecisionPoint’s MobileCare mobile device service offering. This contract was awarded during the first quarter of 2010.

Critical Accounting Policies

Critical Estimates

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.  Critical accounting policies are those that require the application of management’s most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods.  In preparing the consolidated financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality.  Actual results may differ from these estimates.  In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses.  We believe that the following critical accounting policies involve a high degree of judgment and estimation.

Accounts Receivable and Allowance for Doubtful Accounts

We have policies and procedures for reviewing and granting credit to all customer accounts, including:

•	Credit reviews of all new customer accounts,
•	Ongoing credit evaluations of current customers,
•	Credit limits and payment terms based on available credit information,
•	Adjustments to credit limits based upon payment history and the customer’s current credit worthiness, and
•	An active collection effort by regional credit functions, reporting directly to the corporate financial officers.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk, as well as historical trends of the entire customer pool. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  To mitigate this credit risk we perform periodic credit evaluations of our customers.

Inventory

Inventory is stated at the lower of cost or market.  Cost is determined under the first-in, first-out (FIFO) method.  We periodically review our inventories and make provisions as necessary for estimated obsolete and slow-moving goods.  We mark down inventory to an amount equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demands, selling prices and market conditions.  The creation of such provisions results in a write-down of inventory to net realizable value and a charge to cost of sales.

Goodwill and Long-Lived Assets

Goodwill represents the excess purchase price paid over the fair value of the net assets of acquired companies. Goodwill is subject to impairment testing at least annually. Goodwill is also subject to testing as necessary, if changes in circumstances or the occurrence of certain events indicate potential impairment. In assessing the recoverability of our goodwill, identified intangibles, and other long-lived assets, significant assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets must be made, as well as the related estimated useful lives. The fair value of goodwill and long-lived assets is estimated using a discounted cash flow valuation model and observed earnings and revenue trading multiples of identified peer companies. If these estimates or their related assumptions change in the future as a result of changes in strategy or market conditions, we may be required to record impairment charges for these assets in the period such determination was made..

Income Taxes

Income tax expense is based on reported income before income taxes.  Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.  The carrying value of our deferred tax assets is dependent upon our ability to generate sufficient future taxable income in certain tax jurisdictions.  Should we determine that it is not able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets is expensed in the period such determination is made to an amount that is more likely than not to be realized.  We presently record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.  While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount (including valuation allowance), an adjustment to the tax valuation allowance would decrease tax expense in the period such determination was made.

Warrant Liability

We accounted for a warrant issued pursuant to the June 2009 subordinated convertible debt in accordance with the guidance on Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides that we classify the warrant instrument as a liability at its fair value and adjust the instrument to fair value at each reporting period.  This liability was subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized as a component of other income or expense.  The fair value of our warrants issued in connection with private placements of securities has been estimated by management in the absence of a readily ascertainable market value using the Black-Scholes option-pricing model.  Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material.

Revenue recognition

Revenues are generated through product sales, warranty and maintenance agreements, software customization, and professional services.  Product sales are recognized when the following criteria are met (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred and title has passed to the customer, which generally happens at the point of shipment provided that no significant obligations remain; (3) the price is fixed and determinable; and (4) collectability is reasonably assured.  We generate revenues from the sale of extended warranties on wireless and mobile hardware and systems.  Revenue related to extended warranty and service contracts is recorded as unearned revenue and is recognized over the life of the contract and we may be liable to refund a customer for amounts paid in certain circumstances.  This has not been an issue for us historically.

 We also generate revenue from software customization and professional services on either a fee-for-service or fixed fee basis.  Revenue from software customization and professional services that is contracted as fee-for-service, also referred to as per-diem billing, is recognized in the period in which the services are performed or delivered.  For certain long-term proprietary service contracts with fixed or “not to exceed” fee arrangements, we estimate proportional performance using the labor costs incurred as a percentage of total estimated labor costs to complete the project consistent with the percentage-of-completion method of accounting.  Accordingly, revenue for these contracts is recognized based on the proportion of the work performed on the contract.  If there is no sufficient basis to measure progress toward completion, the revenues are recognized when final customer acceptance is received consistent with the completed contract method of accounting.  Adjustments to contract price and estimated labor costs are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.

Stock-based compensation

We record the fair value of stock-based payments as an expense in our consolidated financial statements.  When more precise pricing data is unavailable, we determine the fair value of stock options using the Black-Scholes option-pricing model.  This valuation model requires us to make assumptions and judgments about the variables used in the calculation.  These variables and assumptions include the weighted-average period of time that the options granted are expected to be outstanding, the volatility of our common stock, the risk-free interest rate and the estimated rate of forfeitures of unvested stock options.  Additional information on the variables and assumptions used in our stock-based compensation are described in Note 13 of the accompanying notes to our consolidated financial statements included in Schedule F attached hereto.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

For comparison purposes, all dollar amounts have been rounded to nearest million while all percentages are actual.

Revenues were US$56.2 million for the year ended December 31, 2010, compared to US$48.3 million for the same period ended December 31, 2009, an increase of US$7.9 million or 16.4%.  The increase in revenue was primarily due to the improved product availability from our principal vendor and the improved economic conditions in the U.S. which had begun in the first half of 2010, and continued throughout 2010.  We have experienced increases in traditional mobility solutions revenue which has historically generated lower gross margins, while our professional services including software have continued to grow.

Cost of sales were US$45.4 million for the year ended December 31, 2010, compared to US$38.6 million for the same period ended December 31, 2009, an increase of US$6.8 million or 17.7%.

Our gross profit was US$10.9 million for the year ended December 31, 2010, compared to US$9.7 million for the same period ended December 31, 2009, an increase of US$1.1 million or 11.4%.  Although the actual dollar amount of gross profit is higher in 2010, our realized gross margin has decreased to 19.3% in 2010, from 20.2% in the comparable period of 2009.  This reduction in gross margin is directly due to the reduced gross margin of hardware product sales that were partially offset by improved gross margin of professional services and software through increased emphasis on cost control and improved utilization and efficiency of our professional services personnel and related costs.

Selling, general and administrative expenses were US$9.6 million for the year ended December 31, 2010, compared to US$8.0 million for the same period ended December 31, 2009, an increase of US$1.6 million or 20.6%.  The increase in the year ended December 31, 2010, was the result of increased commission expense associated with increased revenues and additional salaries of approximately US$0.3 million.  Finance and administration expenses were higher due primarily to increased professional fees and investor relations expenses associated with being a public company for an entire year of approximately US$1.3 million.

Interest expense, which is related to our line of credit and subordinated debt, was US$2.3 million for the year ended December 31, 2010, compared to US$1.1 million for the same period ended December 31, 2009.  The US$1.2 million increase in interest expense was the result of higher associated interest rates and charges related to our subordinated debt and an increase in the amount of borrowings under our debt agreements including prepayment fees of US$124,000 and US$682,000 of acceleration of deferred financing costs and warrant expense.  Our subordinated debt was fully repaid during 2010, and we ended the year with a line of credit and new term loan with a financial institution that will result in significantly lower interest charges and other costs of financing going forward.  We estimate this savings to be approximately US$1.0 million during 2011.

The change in other expense to US$1.1 million from US$0.3 million for the year ended December 31, 2010 and 2009, respectively, consists primarily of expenses related to a potential merger transaction of approximately US$0.3 million and an additional US$0.7 million we incurred relating to an acquisition that did not materialize.

Liquidity and Capital Resources

Cash and cash flow

We have seen our revenue increase approximately 16.4%, due to the improved economic conditions in the U.S. Our lower gross margins and increased selling, general and administrative expenses due to increased selling expenses related to increased revenues, professional expenses related to being a public company for a full year and investor relations expenses resulted in lower operating income.  We believe that our strategic shift to higher margin solutions with additional software and professional service revenues will improve our results through this economically improving period.  As a matter of course, we do not maintain significant cash balances on hand since we are financed by a line of credit.  Typically, any excess cash is automatically applied to the then outstanding line of credit balance.  As long as we continue to generate revenues, we are permitted to draw down on our line of credit to fund our normal working capital needs.  As such, we anticipate that we will have more than sufficient borrowing capacity to continue our operations in the normal course of business unless unforeseeable material economic events occur that are beyond our control.

As of December 31, 2010 and 2009, we had cash and cash equivalents of approximately US$0.3 million and US$0.1 million, respectively.  We have used, and plan to use, such cash for general corporate purposes, including working capital.

As of December 31, 2010, we have negative working capital of US$9.4 million and total stockholders’ deficit of US$2.9 million.  As of December 31, 2009, we had negative working capital of US$7.1 million and total stockholders’ deficit of US$3.5 million.  Included in current liabilities is unearned revenue of US$7.6 million, which reflects services that are to be performed in future periods but that have been paid and/or accrued for and therefore, do not generally represent additional future cash outflow requirements.  Included in current assets are deferred costs of US$5.0 million which reflect costs paid for third party extended maintenance services that are being amortized over their respective service periods.  The increase in the unearned revenue, offset by the deferred costs, will provide a benefit in future periods as the amounts convert to realized revenue.

In December 2010, in conjunction with our acquisition of CMAC, we issued 3.3 million shares of common stock valued at US$945,000 to the selling shareholders of CMAC.  We also sold US$380,000 of Series B Preferred Stock in December 2010.  Both of these contributed to the reduction of our stockholders’ deficit.

In December 2006, pursuant to a Loan and Security Agreement (“Loan Agreement”), we obtained a US$6.5 million line of credit, which provides for borrowings based upon eligible accounts receivable.  In March 2009, pursuant to an Amendment to the Loan Agreement (“First Amendment”), the line of credit was renewed through March 2011, and the amount available for borrowing was increased to US$8.5 million.  We paid an annual renewal fee of US$85,000.  Pursuant to the First Amendment, the rate at which interest accrues is prime plus 4%, with a potential interest rate reduction of 0.50% based on future profitability.

In December 2010, the line of credit was temporarily reduced to US$7.0 million in conjunction with a new Term Loan of US$3.0 million with our existing financial institution that increased the Company’s overall credit facility with the financial institution to US$10.0 million.  The Term Loan was used to acquire CMAC and repay all of our remaining subordinated debt.  We will pay a US$60,000 commitment fee over the first six quarters of the loan and will pay a final payment of US$60,000, or 2% of the principal amount borrowed, at the earlier of the maturity date or date of prepayment of the Term Loan.  There are no other pre-payment charges.  The Term Loan accrues interest at a fixed rate of 9% and US$3.0 million was outstanding at December 31, 2010.  The amounts outstanding under the line of credit at December 31, 2010 and 2009, were approximately US$4.4 million and US$2.6 million with interest accruing at 7.5% and 8%, respectively.  Availability under this line of credit was approximately US$2.6 million (subject to the temporary reduction in the credit line as described above) and US$4.3 million as of December 31, 2010 and 2009, respectively.

 In February 2011, pursuant to a Second Amendment to the Loan Agreement (“Second Amendment”) the line of credit was renewed for an additional two year period and the amount available for borrowing was increased to US$10.0 million.  We paid an annual renewal fee of US$100,000.  The overall credit facility with our financial institution is US$13.0 million.

 We believe that cash on hand, plus amounts anticipated to be generated from operations and from other contemplated financing transactions, whether from issuing additional long term debt or from the sale of equity securities through a private placement, as well as borrowings available under our line of credit, will be sufficient to support our operations through December 2011.  If we are not able to raise funds through private placements, we may choose to modify our growth plans to the extent of available funding, if any, and further reduce our selling, general and administrative expenses.

 For the year ended December 31, 2010, net cash used in operating activities was US$0.3 million, primarily due to a US$2.1 million increase in accounts receivable associated with increased revenues, a decrease in inventory of US$0.3 million related directly with project delivery, an increase in prepaid expenses and other current assets of US$0.4 million, a US$0.4 million increase in accrued expenses, an increase in accounts payable of US$2.3 million associated with increased revenues and the net change in our unearned revenue of US$0.6 million associated with increased revenues.  All of these offset our net loss of US$2.2 million and US$2.0 million non-cash expenses in the current year.

 During the year ended December 31, 2009, net cash provided by operating activities was US$1.4 million, primarily due to a US$0.8 million increase in accounts receivable, a decrease in inventory of US$1.4 million, a US$0.5 million reduction in accrued expenses, a reduction in accounts payable of US$0.5 million and net change in our unearned revenue of an additional US$0.5 million.  All of these offset our net income of US$0.3 million for the year.  Net cash provided by financing activities was US$0.6 million for the year ended December 31, 2009, primarily from the sale of US$2.5 million of debt in December 2009.

 For the year ended December 31, 2010, net cash provided by financing activities was US$2.6 million, primarily due to US$3.0 million of borrowings under long term debt related to acquisition CMAC, US$1.8 million of net borrowings from line of credit for operations, US$0.6 million from exercise of employee stock options, US$0.4 million from issuance of convertible preferred stock, repayment of US$2.8 million of subordinated debt and US$0.4 million of financing costs.

 During the year ended December 31, 2009, net cash provided by financing activities was US$0.6 million, primarily due to US$2.5 million from sale of subordinated debt, US$1.4 million of debt repayment, US$0.8 million of net repayments of line of credit from operations, US$0.8 million from issuance of convertible preferred stock and sale of convertible note and US$0.5 million of financing costs and Holding Share liability payments.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements as of December 31, 2010.

Inflation

DecisionPoint does not believe that inflation has had a material impact on its business or operating results during the periods presented.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues were US$48.3 million for the year ended December 31, 2009, compared to US$53.3 million for the same period ended December 31, 2008, a decrease of US$5.0 million or 9.4%. The decrease in revenue was primarily due to the weakened economic conditions in the U.S. which had begun in the latter half of 2008, and continued into and throughout 2009. A reduction of US$5.4 million in traditional workforce mobility solutions revenue has been partially offset by an increase in DecisionPoint’s field mobility solutions of US$0.2 million and consumable revenue of US$0.2 million.

Cost of sales were US$38.6 million for the year ended December 31, 2009, compared to US$43.2 million for the same period ended December 31, 2008, a decrease of US$4.6 million or 10.8%.  DecisionPoint’s gross profit was US$9.7 million for the year ended December 31, 2009, compared to US$10.1 million for the same period ended December 31, 2008, a decrease of US$0.4 million or 3.5%.  Although the actual dollar amount of gross profit is lower in the 2009 period, DecisionPoint’s realized gross margin has increased to 20.2% in 2009, above the 18.9% in the comparable period of 2008.  This improvement is directly due to the increased emphasis on cost control of the products and services that DecisionPoint resells as well as improved utilization and efficiency of DecisionPoint’s professional services personnel and related costs.

Selling, general and administrative expenses were US$8.0 million for the year ended December 31, 2009, compared to US$9.2 million for the same period ended December 31, 2008, a decrease of US$1.2 million or 12.9%. The decrease in the year ended December 31, 2009, was the result of tighter cost management and lower commission expense associated with lower revenues combined with lower salaries and related travel expenses of approximately US$1.0 million. Finance and administration expenses were lower due to reduced bad debt expense and insurance expense.

Interest expense, which is related to DecisionPoint’s line of credit and subordinated debt, was US$1.1 million for the year ended December 31, 2009, compared to US$1.3 million for the same period ended December 31, 2008. The US$0.2 million decrease in interest expense was the result of lower interest charges and lower amounts borrowed on DecisionPoint’s line of credit and the conversion of US$2.8 million of subordinated debt into equity in June 2009. The conversion of debt to equity concurrent with the Merger was offset by an additional US$2.5 million subordinated debt financing during December 2009.

The change in other expense to US$0.3 million from US$0.6 million for the year ended December 31, 2009 and 2008, respectively, consists primarily of expenses related to the reverse merger transaction in which DecisionPoint initially started incurring during 2008. Also, in 2008, DecisionPoint wrote-off an investment in a potential acquisition that did not materialize in the amount of US$0.6 million.

Liquidity and Capital Resources

Cash and cash flow

The recent and on-going financial and credit crisis has reduced credit availability and liquidity for many companies. DecisionPoint saw its revenue decrease approximately 9.4%, due to the weakened economic conditions in the U.S. which have continued into and throughout 2009. DecisionPoint has been able to improve its gross margins and reduce its selling, general and administrative expenses which have resulted in improved operating income. DecisionPoint believes that its strategic shift to higher margin mobility solutions with additional software and service revenues along with tighter cost control will sustain it through this challenging period. As a matter of course, DecisionPoint does not maintain significant cash balances on hand since it is financed by a line of credit. Typically, any excess cash is automatically applied to the then outstanding line of credit balance. As long as it continues to generate revenues, DecisionPoint is permitted to draw down on its line of credit to fund normal working capital needs. As such, DecisionPoint anticipates that it will have more than sufficient borrowing capacity to continue its operations in the normal course of business unless unforeseeable material economic events occur that are beyond its control.

As of December 31, 2009 and 2008, DecisionPoint had cash and cash equivalents of approximately US$0.1 million and US$0.9 million, respectively. DecisionPoint has used, and plan to use, such cash for general corporate purposes, including working capital.

As of December 31, 2009, DecisionPoint had negative working capital of US$7.1 million and total stockholders’ deficit of US$3.5 million. As of December 31, 2008, DecisionPoint had negative working capital of US$10.5 million and total stockholders’ deficit of US$8.6 million. Included in current liabilities is unearned revenue of US$7.6 million, which reflects services that are to be performed in future periods but that have been paid and/or accrued for and therefore, do not generally represent additional future cash outlay requirements. Included in current assets are deferred costs of US$4.3 million which reflect costs paid for third party extended maintenance services that are being amortized over their respective service periods. The increase in the unearned revenue, offset by the deferred costs, will provide a benefit in future periods as the amounts convert to realized revenue.

In December 2006, pursuant to a Loan and Security Agreement (“Loan Agreement”), DecisionPoint obtained a US$6.5 million line of credit, which provides for borrowings based upon eligible accounts receivable, as defined in the Loan Agreement. Under the terms of the Loan Agreement, interest accrues at Prime plus 2.5% with an interest rate reduction of 0.75% based on future profitability.  The Loan Agreement is secured by substantially all of DecisionPoint’s assets and matured in December 2008, at which time it was amended to extend the maturity date to March 2009, in exchange for an extension fee of US$12,185.

In March 2009, pursuant to an Amendment to the Loan Agreement (“Amendment”) the line of credit was renewed for an additional two year period and the amount available for borrowing was increased to US$8.5 million. Pursuant to the Amendment, the rate at which interest accrues increased to Prime plus 4%, with a potential interest rate reduction of 0.50% based on future profitability. The Amendment also modified the definition of “prime rate” to a rate not less than 4% on any day. DecisionPoint paid an annual renewal fee of US$85,000. The amounts outstanding under the line of credit at December 31, 2009 and 2008, were approximately US$2.6 million with interest accruing at 8%, and US$3.4 million with interest accruing at 10.25%, respectively. The line of credit has a tangible net worth financial covenant and other non-financial covenants with which DecisionPoint has been in compliance. Availability under this line of credit was approximately US$4.3 million and US$1.6 million as of December 31, 2009 and 2008, respectively.

DecisionPoint believes that cash on hand, plus amounts anticipated to be generated from operations and from other contemplated financing transactions, whether from issuing additional long term debt or the sale of equity securities through a private placement, as well as borrowings available under its line of credit, will be sufficient to support its operations through December 2010. If DecisionPoint is not able to raise funds through private placements, it may choose to modify its growth plans to the extent of available funding, if any, and further reduce its selling, general and administrative expenses.

For the year ended December 31, 2009, net cash used in operating activities was US$1.4 million, primarily due to a US$0.8 million increase in accounts receivable, a decrease in inventory of US$1.4 million, a US$0.5 million reduction in accrued expenses, a reduction in accounts payable of US$0.5 million and net change in DecisionPoint’s unearned revenue of an additional US$0.5 million. All of these offset DecisionPoint’s net income of US$0.3 million in the current year. Net cash provided by financing activities was US$0.6 million for the year ended December 31, 2009, primarily from the sale of US$2.5 million of subordinated debt in December 2009.

 During the year ended December 31, 2008, net cash provided by operating activities was US$2.0 million, primarily due to the increase in net changes in working capital, and more specifically, the net change in accounts receivable of US$3.7 million. All of which offset DecisionPoint’s net loss of US$0.9 million for the year. Net cash used in financing activities was US$1.6 million for the year ended December 31, 2008, primarily due to a net reduction in the amount outstanding on DecisionPoint’s line of credit and bank term loan during the period.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements as of December 31, 2009.

 Description of Share Capital

DecisionPoint’s authorized capital consists of 100,000,000 shares of common stock, US$0.001 par value per share, of which 36,749,286 shares were issued and outstanding as of December 31, 2010, and 10,000,000 shares of preferred stock, US$0.001 par value per share.  As of December 31, 2010 there were 10,000 shares designated as Cumulative Convertible Series A, of which 975 shares were issued and outstanding and 10,000 shares designated as Cumulative Convertible Series B, of which 380 shares were issued and outstanding.

In 2009, the DecisionPoint Board and its shareholders approved an amendment to its certificate of incorporation, which was filed with the Secretary of State of the State of Delaware on June 8, 2009, to change the terms of the authorized shares of preferred stock to make the authorized shares “blank check” preferred stock and to set the number of authorized shares of preferred stock at 10,000,000.

On December 14, 2010, DecisionPoint issued and sold 380 shares of its newly-designated Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”) to two investors for a cash purchase price of $380,000, which is equal to the stated value of $1,000 per share (“Stated Value”).

The Series B Preferred Stock shall be entitled to receive, when, as and if declared by the DecisionPoint Board, out of any funds and assets of the Corporation legally available, dividends at an annual rate of 8% of the Stated Value. Dividends shall be cumulative.  Upon liquidation of DecisionPoint, holders of Series B Preferred Stock are entitled to be paid, prior to any distribution to any holders of common stock, or any other class or series of stock issued hereafter or junior to the Series B Preferred Stock, an amount equal to Stated Value plus the amount of unpaid dividends. Each share of Series B Preferred Stock may be convertible, at the option of the holder, into 2,500 shares of common stock, equal to a conversion rate of $0.40, subject to adjustment, as set forth in the Certificate of Designations of Series B Preferred Stock. Until conversion, the Preferred Stock shall have no voting rights other than with respect to matters that may adversely affect the rights of the holders of the Series B Preferred Stock.

The holders of common stock are entitled to receive dividends if and when declared by the DecisionPoint Board out of funds legally available for distribution.  Any such dividends may be paid in cash, property or shares of common stock.  The holders of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the DecisionPoint Board, dividends at an annual rate of 8% of the stated value (i.e. US$80 a share).  Dividends shall be cumulative and shall accrue on each share of the outstanding Series A Preferred Stock from the date of its issue. DecisionPoint has not paid any dividends since inception, and it is not likely that any dividends on the common stock will be declared in the foreseeable future. Any dividends will be subject to the discretion of the DecisionPoint Board, and will depend upon, among other things, DecisionPoint’s operating and financial condition and DecisionPoint’s capital requirements and general business conditions.

 Holders of common stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. With respect to any matter, other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Delaware General Corporate Law, the affirmative vote of the holders of a majority of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of shareholders at which a majority is present shall be required to take action. Directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a majority is present. Thus the holders of more than 50% of the outstanding shares of common stock can elect all of DecisionPoint’s board of directors if they choose to do so.

 The holders of common stock have no pre-emptive, subscription, conversion or redemption rights. Upon DecisionPoint’s liquidation, dissolution or winding-up, the holders of DecisionPoint’s common stock are entitled to receive assets pro rata (subject to rights of holders of Series A Preferred Shares).

 Consolidated Capitalization

The following table sets forth the capitalization of DecisionPoint as of December 31, 2010, and as of December 31, 2009:

	As of December 31, 2010	As of December 31, 2009
Common stock, $0.001 par value, 100,000,000 shares authorized, 36,749,286 and 28,700,000 shares issued	36,749	$28,700
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 10,000 designated Series A Cumulative Convertible Preferred, and 10,000 designated Series B Cumulative Convertible Preferred, 1,355 and 975 shares issued and outstanding, respectively, and liqudation value of $1,355,000 and $975,000, respectively	1	1
Additional paid-in-capital	9,562,326	6,805,034
Accumulated deficit	(11,446,038)	(9,237,239)
Unearned ESOP shares	(1,023,563)	(1,142,101)
Total stockholders’ deficit	(2,870,525)	$(3,545,605)

Securities Authorized for Issuance under Equity Compensation Plans

In January 2004, DecisionPoint established the 2004 Incentive and Non-Incentive Stock Option Plan (“2004 Plan”) which was originally adopted by the board of directors of DecisionPoint Group and was assumed by DecisionPoint on June 18, 2009, in connection with the Merger. The 2004 Plan authorized 5,385 shares of common stock for issuance of which 5,357 had been granted. On June 18, 2009, the 2004 Plan was amended and each share of common stock then subject to the 2004 Plan was substituted with 1224.3224 shares of common stock, for an aggregate of 6,592,976 shares authorized and 6,558,097 shares outstanding as of December 31, 2009. Under the 2004 Plan, common stock incentives may be granted to officers, employees, directors, consultants, and advisors. Incentives under the 2004 Plan may be granted in any one or a combination of the following forms: (a) incentive stock options and non-statutory stock options; (b) stock appreciation rights (c) stock awards; (d) restricted stock and (e) performance shares.

In June 2009, DecisionPoint established the DecisionPoint Systems, Inc. Incentive Stock Plan (“2009 Plan”) to retain directors, executives and selected employees and consultants and reward them for making contributions to DecisionPoint’s success. These objectives are accomplished by making long-term incentive awards under the 2009 Plan in the form of options, stock awards and restricted stock purchase offers. The total number of common shares which may be purchased or granted under the 2009 Plan shall not exceed 1,000,000. There were no options granted under the 2009 Plan as of December 31, 2009.

The 2004 and 2009 Plans, (collectively, the “Plans”) are administered by DecisionPoint’s board of directors , or a committee appointed by the board of directors, which determines recipients and types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule.  The total number of shares authorized under the Plans is 7,592,976.  The term of stock options granted under the Plans cannot exceed ten years.  Options shall not have an exercise price less than 100% of the fair market value of DecisionPoint’s common stock on the grant date, and generally vest over a period of five years.  If the individual possesses more than ten percent of the combined voting power of all classes of DecisionPoint’s stock, the exercise price shall not be less than 110% of the fair market of a share of common stock on the date of grant.

Provided below is information regarding DecisionPoint’s equity compensation plans under which its equity securities are authorized for issuance as of April 13, 2011, subject to DecisionPoint’s available authorized shares, by the following categories:

Optionees	DecisionPoint Shares Under Option	Exercise Price	Market Value on Date of Grant	Expiry Date
		(US$)	(US$)
Executive Officers of DecisionPoint (10 persons)	2,088,725	0.20 - 0.26	0.20 - 0.29	2014 - 2019
Directors of DecisionPoint (other than executive officers) (2 persons)	176,302	0.26	0.26	2016
Employees of DecisionPoint and its subsidiaries (16 persons)	1,071,094	0.20 - 0.26	0.20 - 0.26	2014 - 2016
TOTAL	3,336,121

Prior Sales

The following table sets forth the number of shares of common stock and shares of preferred stock, and securities convertible into shares of common stock and shares of preferred stock, issued by DecisionPoint in the 12 months preceding the date of this Circular:
Date of Issuance	Number of Securities Issued	Price per Security	Total Consideration
		(US$)	(US$)

Feb. 2010(1)	310,000	0.355	110,000
Apr. 2010(1)	375,000	0.40	150,000
Jun. 2010(1)	126,125	0.27	34,054
Jun. 2010(2)	416,667	0.30	125,000
Jun. 2010(3)	134,146	--	0
Jun. 2010(4)	215,854	--	0
Aug.-Sep. 2010(5)	2,952,625	0.207	610,799
Nov. 24, 2010(1)	200,000	0.30	60,000
Dec. 31, 2010 (5)	48,973	0.26	12,733
Dec. 31, 2010(6)	3,269,896	0.289	945,000

TOTAL	8,049,286		2,048,586

(1) During June 2010, 1,011,125  DecisionPoint Shares were issued to vendors in lieu of cash payment for services rendered.  The total value of the shares issued was $354,054 based on the share price of DecisionPoint Shares on the date of the agreements or the respective vesting period.
(2) Shares issued upon conversion of debt.
(3) Cashless exercise of certain DecisionPoint Warrants.
(4) DecisionPoint Shares were granted as an inducement to exercise DecisionPoint Warrants. The total value of the shares issued was $77,707 based on the share price of DecisionPoint Shares on the date of the issuance.
(5) During 2010, DecisionPoint issued 3,001,598 DecisionPoint Shares upon the exercise of DecisionPoint Options.
(6) Shares issued in connection with the purchase of CMAC, Inc.

Market for Securities

DecisionPoint’s common stock is currently quoted on the Over-The-Counter Bulletin Board under the symbol “DNPI”. The bid prices reflect inter-dealer quotations, do not include retail mark-ups, markdowns, or commissions and do not necessarily reflect actual transactions. The price ranges and volumes of DecisionPoint’s common stock traded on the Over-The-Counter Bulletin Board for each month of the 12-month period before the date of this Circular are as follows:
	High	Low	Volume
	(US$)	(US$)	(shares)
April 2010	0.50	0.37	597,000
May 2010	0.45	0.28	604,000
June 2010	0.58	0.28	1,386,000
July 2010	0.50	0.28	742,000
August 2010	0.36	0.25	425,000
September 2010	0.29	0.23	998,000
October 2010	0.45	0.23	1,406,000
November 2010	0.30	0.29	731,000
December 2010	0.31	0.26	1,219,000
January 2011	0.40	0.26	1,216,000
February 2011	0.50	0.35	1,230,000
March 2011	0.55	0.35	1,633,000
April 1 to April 13, 2011	0.40	0.33	314,000

Principal Holders of Securities

As of the date of this Circular, to the knowledge of the directors and officers of DecisionPoint, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to the shares of common stock of DecisionPoint, other than the following:
Name	Type of Ownership (Direct and/or Indirect)	Number of Shares of Common Stock	Percentage of Outstanding Shares of Common Stock
North Star Trust Company(1)		12,243,224	33.3%

Notes:

(1) Trustee for the DecisionPoint Employee Stock Ownership Plan (ESOP). North Star Trust Company will beneficially own, directly or indirectly, or exercise control or direction over 19.5% of the common stock upon completion of the Arrangement.

 Directors and Executive Officers

The following table sets forth, for each of the directors and executive officers of DecisionPoint, the person’s name, municipality of residence, position with DecisionPoint, principal occupation and number of shares of common stock of DecisionPoint beneficially owned, directly or indirectly or over which control or direction is exercised by each of them, and in the case of directors of DecisionPoint, the period during which the individual has served as a director of DecisionPoint.  DecisionPoint has an Audit Committee and a Compensation Committee comprised of the members as indicated in the table below.

Name, Province or State and Country of Residence, Position(s) with DecisionPoint (1)	Principal Occupation for the last five years	Current Position with DecisionPoint and Period of Service	Number of Shares of DecisionPoint Held as at the Date of Circular(2)	Percentage of Shares of DecisionPoint Held as at the Date of Circular(2)
Nicholas R. Toms (4) New York, USA	Executive	Chief Executive Officer, President and Chairman, 2003 - present	3,684,899	9.50%
Donald W. Rowley Connecticut, USA	Executive	Chief Financial Officer, 2003 - present	3,034,388	8.20%
John E. Chis California, USA	Executive	Senior Vice President, Sales, 2004 - present	596,799	1.60%
Bryan E. Moss Georgia, USA	Executive	Senior Vice President, professional Services, 2010	1,536,851	4.20%
Gregory A. Henry California, USA	Manager	Vice President, Technology and Operations, 2003 - present	654,576	1.80%
Brent Felker Colorado, USA	Manager	Vice President, Field Mobility, 2007 - present	70,663	0.20%
Melinda Wohl California, USA	Controller	Vice President, Finance – Controller and Treasury, 2004 - present	348,221	0.90%
Roy A. Ceccato New Jersey, USA	Executive	Vice President, Finance – SEC Reporting and Compliance, 2007 - present	43,487	0.10%

David M. Rifkin (3)(4)(5) Connecticut, USA	Principal	Director, 2003 - present	932,288	2.50%
Jay B. Sheehy (3)(4)(5) Connecticut, USA	Principal	Director, 2009 - present	146,910	0.40%
Robert Chaiken (3)(4)(5) Wisconsin, USA	Principal	Director, 2010 - present	320,000	0.90%

Notes:

(1)
The information as to country of residence and principal occupation, not being within the knowledge of DecisionPoint, has been furnished by the respective directors and executive officers individually.

(2)
The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of DecisionPoint, has been furnished by the respective directors and executive officers individually.

(3)	Audit Committee Member.

(4)	Compensation Committee Member.

(5)
Based upon information submitted to the board by David M. Rifkin, Robert Chaiken and Jay B. Sheehy, the board of directors of DecisionPoint has determined that each of these individuals are “independent” under the listing standards of the NASDAQ Stock Market.

As of the date of this Circular, all the directors and executive officers of DecisionPoint, as a group, beneficially own, control or direct, directly or indirectly, an aggregate of 11,364,354 shares of common stock of DecisionPoint representing 30.9% of DecisionPoint’s 36,749,286 shares of common stock issued and outstanding as of the date of this Circular.

Directors are elected at each annual general meeting of the shareholders of DecisionPoint and serve until the next annual general meeting or until their successors are elected or appointed. Set forth below is a brief description of the background and business experience of each of DecisionPoint’s executive officer and directors for the past five years.

Nicholas R. Toms, Chairman, Chief Executive Officer, President and Director. Mr. Toms became CEO of DecisionPoint as of December 2003, when an ESOP that he organized together with Mr. Rowley acquired DecisionPoint. As a former corporate finance/M&A attorney with Skadden Arps Slate Meagher & Flom, Mr. Toms is an entrepreneur and has been involved with middle market businesses for the past several years. He also serves as CEO of Cape Systems Group, Inc. (formerly Vertex Interactive, Inc.), a provider of warehouse management software systems. In 1989, Mr. Toms founded Peak Technologies where he served as Chairman, President and CEO. In 1997, Peak was sold to Moore Corporation in a transaction valued at approximately US$300 million. In 1986, an investor group of which Mr. Toms was a principal, orchestrated the buyout of Thomson T-Line Plc, a publicly traded company based in London, England. Mr. Toms is a graduate of Stellenbosch University (South Africa) in economics and law (LL.B) and New York University (LL.M).

Donald W. Rowley, Chief Financial Officer. Mr. Rowley joined DecisionPoint in December 2003, when an ESOP that he organized together with Mr. Toms acquired DecisionPoint. He has over thirty years of business experience including top-level officer positions with both publicly quoted and privately held companies. Mr. Rowley has almost twenty years of experience, specifically in the data capture industry, including working with Mr. Toms in founding Peak Technologies and serving as CFO.  He was previously Executive Vice President Strategic Planning at Vertex Interactive, Inc. (now Cape Systems Group, Inc.) from 2000 to 2003. Additionally, his AIDC industry experience includes serving as CFO of publicly traded Norand Corporation, now part of Intermec, and as a consultant to Cerplex Group, a publicly traded company that provided depot computer and computer peripheral repair and logistics services.

John E. Chis, Senior Vice President, Sales.  Mr. Chis joined DecisionPoint in November 2004, as General Manager and Vice President of Sales. He previously worked at Symbol Technologies, Inc. and Telxon (which was acquired by Symbol) for more than 20 years in various sales, marketing and operations management positions.

Bryan Moss, Senior Vice President, Professional Services. Bryan Moss is Principal Owner of CMAC Inc. He has 21 years of Information Technology, Logistics, Sales, and Engineering experience. Bryan has served as President of Sales / Owner for CMAC Inc. for the past 12 years. Prior to CMAC, Bryan was SR Director of the Supply Chain Practice for Accenture responsible for Alliances and Supply Chain Execution Systems Implementations. Bryan served in a management capacity for 8 years with UPS and Burnham Logistics in Information Technology, Engineering, and Operations. Bryan started his career as an Industrial Engineer at UPS. Bryan attended Southern Tech on a Baseball Scholarship receiving a Bachelor of Science degree in Industrial Engineering with a Minor in Technical Sales. Bryan’s student athlete achievements included Academic All-American honors in 1986 and 1987 and All-Conference honors in 1987.

Gregory A. Henry, Vice President, Technology and Operations. Mr. Henry joined DecisionPoint in February 2003, after 13 years with Symbol Technologies, Inc. (now part of Motorola) in systems engineering, product development, sales and service management. Mr. Henry is responsible for DecisionPoint’s professional services, software development and operations.

Brent L. Felker, Vice President, Field Mobility. Mr. Felker joined DecisionPoint in December 2007. He is responsible for the company’s Go-To-Market strategy for “Outside the 4 walls” business, setting strategy, identifying and managing key alliances and acting as Subject Mater Expert for the field.  For more than 20 years, Mr. Felker has been involved in helping a wide variety of mobile computing companies increase sales, revenue and market share in North America. He has held senior leadership positions at Peak Technologies, Symbol Technologies (now Motorola), Comtech, Tolt and most recently Psion Teklogix where he was Americas Vice President of Mobile Solutions.

Melinda Wohl, Vice President, Finance - Controller and Treasury. Ms. Wohl joined DecisionPoint in August 2004. Ms. Wohl is responsible for DecisionPoint’s consolidated internal financial reporting, sales administration and treasury. Prior to working for DecisionPoint, Ms. Wohl served as Controller for an international manufacturer/distributor of electronic components and as an accountant for a lighting products manufacturer.

Roy A. Ceccato, Vice President, Finance – SEC Reporting and Compliance.  Mr. Ceccato joined DecisionPoint in July 2007. He is responsible for external financial reporting for the SEC public reporting requirements and will include Sarbanes-Oxley compliance. Prior to joining DecisionPoint, Mr. Ceccato was a Director and CFO for an environmental remediation contractor where he was brought in to structure the purchase of the prior company’s assets out of bankruptcy. He has also worked in various roles as Director and Treasurer, Chief Financial Officer and Director of Finance, of several public companies in service and manufacturing industries.

David M. Rifkin, Director.  Mr. Rifkin has been an investor in DecisionPoint and a Director since 2003.  Mr. Rifkin is the President and CEO and co-owner of eGlobalfares, LLC, a software and solution provider to the travel industry.  Prior to investing in and joining eGlobalfares in 2006, Mr. Rifkin was the SVP of Corporate Sales and a member of the executive team at Adelman Travel Group, a top 10 U.S. travel management company from 2003. After graduating Bucknell University in 1977 with a bachelor’s degree in business administration, Mr. Rifkin joined the family businesses in insurance, real estate and travel. As a result, Mr. Rifkin has had experience with owning, managing and selling commercial properties and he was licensed in personal and commercial insurance lines. Rifkin Travel was sold to the Adelman Travel Group in 2003.  Mr. Rifkin has been involved at executive board levels with many community and not-for-profit organizations. This includes challenging experiences of successfully executing several turn-arounds of critical community agencies and institutions.

Jay B. Sheehy, Director.  Mr. Sheehy became associated with DecisionPoint as an early investor in 2003.  Mr. Sheehy has been the President and Principal of Kamco Supply of New England, a US$100 million building materials distribution business since 1996. From 1984-1995, Mr. Sheehy was President and Principal of Stanley Svea Building Supply until he merged the company into Kamco. Previously, Mr. Sheehy held an internal audit position at Connecticut Bank and Trust, Budget Analyst post with Combustion Engineering and was a Manager of Financial Analysis with Pepsico. After graduating Bucknell University in 1977 with a bachelor’s degree in business administration he went on to earn an MBA from the University of Connecticut, APC from NYU and his CPA accreditation. Mr. Sheehy is a Trustee of The Gunnery School, a Board Member of the Connecticut Business and Industry Association (CBIA) and a an officer of Churchill Casualty Insurance.

Robert M. Chaiken, Director. Mr. Chaiken has worked for the Adelman Travel Group, a privately-held travel management company, since 1991. Since 2008, he has served as the Adelman Travel Group’s President and Chief Financial Officer.  From 1995 to 2008, he served as the Chief Operating Officer and Chief Financial Officer and, from 1991 to 1995, he served as its Controller.  He has been certified as a certified public accountant and holds a B.B.A. from the University of Wisconsin with a double major in accounting and information systems.

 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of DecisionPoint is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including DecisionPoint), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of DecisionPoint, and no shareholder holding a sufficient number of securities of DecisionPoint to affect materially the control of DecisionPoint:

(a)
is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including DecisionPoint) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of DecisionPoint and no shareholder holding a sufficient number of securities of DecisionPoint to affect materially the control of DecisionPoint has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

 Conflicts of Interest

DecisionPoint is not aware of any existing material conflicts of interest between DecisionPoint or a subsidiary of DecisionPoint and any director or officer of DecisionPoint, nor is it aware of any potential conflicts of interest other than as set out below.

Certain directors and officers of DecisionPoint currently, or may in the future, act as directors or officers of other companies and, consequently, it is possible that a conflict will arise between their duties as a director or officer of DecisionPoint and their duties as a director or officer of such other company.  There is no certainty that while performing their duties for DecisionPoint, that the directors or officers will not be in situations that could give rise to conflicts of interest, nor is there any certainty that any such conflict, if it arises, will be resolved in favour of DecisionPoint.  However, the directors are required by law to act honestly and in good faith with a view to the best interests of DecisionPoint and its shareholders and to disclose any personal interest that they may have in any material transaction that is proposed to be entered into with DecisionPoint and to abstain from voting as a director for the approval of any such transaction.

 Executive Compensation

The following table summarizes all compensation recorded by DecisionPoint in each of the last two completed fiscal years for DecisionPoint’s principal executive officers and DecisionPoint’s three most highly compensated executive officers who were serving as executive officers as of the end of the last fiscal year.  Such officers are referred to herein as DecisionPoint’s “Named Officers.”

							Change in
							Pension
						Non-	Value & Non-
						Equity	Qualified	All
Name	Year	Salary	Bonus	Stock	Option	Incentive	Derferred Comp	Other	Total
		(US$)	(US$)	Award	Award	Plan	(US$)	(US$)	(US$)
Nicholas R. Toms
	2009	350,000						11,597	361,597

	2010	350,000						9,800	359,800
Donald W. Rowley
	2009	325,000						10,032	335,032

	2010	325,000						9,800	334,800
John E. Chis
	2009	200,000	50,000					6,667	256,667

	2010	225,000						8,950	233,958
Gregory A. Henry
	2009	200,000						6,000	206,000

	2010	200,000						6,000	206,000

 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2010 for each of the executive officers.

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price (US$)	Option Expiration Date
Nicholas R. Toms(*)	1,145,525	-	-	0.20	1/1/2014
	48,973	48,973	-	0.26	12/31/2016
Donald W. Rowley(*)	-	-	-	0.20	1/1/2014
	-	48,973	-	0.26	12/31/2016
John E. Chis	195,892	48,973	-	0.26	12/31/2016
	12,243	48,973	-	0.29	2/12/2019
David M. Rifkin(1)(*)	29,383	146,919	-	0.26	12/31/2016

Notes:

(1) Mr. David M. Rifkin is a Director of DecisionPoint.

(*) During the third and fourth quarters of  2010, Messer’s Toms, Rowley and Rifkin exercised certain of their vested options.  Specifically, they have exercised the following: Mr. Tom’s 881,512, Mr. Rowley 2,076,010 and Mr. Rifkin 44,076.

Except as set forth above, no other named officer of DecisionPoint has received an equity award.

Director Compensation

The following table sets forth with respect to the named director, compensation information inclusive of equity awards and payments made during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value & Nonqualified Deferred Compensation Earnings	All Other Compensation	Total

David M. Rifkin	12,000	-	-	-	-	-	12,000

Jay B. Sheehy (1)	12,000	-	-	-	-	-	12,000

Robert M. Chaiken(2)	2,000	-	-	-	-	-	2,000

Notes:

(1) Mr. Sheehy was appointed a Director in June 2009.

(2) Mr. Chaiken was appointed a Director in November 2010.

 Indebtedness of Directors and Executive Officers

No director, executive officer or officer of DecisionPoint, proposed management nominee for election as a director of DecisionPoint or any associate or affiliate of any such director, executive or officer or proposed nominee is, as of the date of this Circular, or was during DecisionPoint’s last completed fiscal year ended December 31, 2010, indebted to DecisionPoint or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by DecisionPoint or any of its subsidiaries.  No director or executive officer of DecisionPoint is indebted to DecisionPoint under securities purchase or other programs.

 Promoters

As of March 15, 2011, Nicholas R. Toms, the Chief Executive Officer and a director of DecisionPoint and Donald W. Rowley, the Chief Financial Officer and a drecotr of DecisionPoint, may be considered to be the promoters of DecisionPoint within the meaning of applicable Canadian securities legislation. Based on the number of issued and outstanding shares of common stock of DecisionPoint as at the date hereof: (i) Nicholas R. Toms beneficially owns, directly or indirectly, an aggregate of shares of common stock of DecisionPoint representing approximately 9.5% of the issued and outstanding shares of common stock; and (ii) Donald W. Rowley beneficially owns, directly or indirectly, an aggregate of shares of common stock of DecisionPoint representing approximately 8.2% of the issued and outstanding shares of common stock.

Legal Proceedings and Regulatory Actions

Legal Proceedings

During the most recently completed financial year, and as at the date of this Circular, DecisionPoint is not a party to any material legal proceedings or regulatory actions. DecisionPoint is party to certain non-material legal actions arising out of the normal course of its business. In management’s opinion, none of these actions will have a material effect on DecisionPoint’s operations, financial condition or liquidity. No form of proceedings has been brought, instigated or is known to be contemplated against us by any governmental agency.

Regulatory Actions

DecisionPoint has not been subject to penalties or sanctions by a court, nor any settlement agreements relating to provincial and territorial securities legislation or by a securities regulatory authority or any other governing body or entity.

 Interest of Management and Others in Material Transactions

We purchase and sell certain products and services from a separate corporate entity which is wholly owned by an ESOP.  This entity is affiliated with us through limited overlapping management and Board representation by our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  During the years ended December 31, 2010 and 2009, we purchased products and services for $819,000 and $197,000, respectively, from this affiliate.  Sales to this affiliate during the years ended December 31, 2010 and 2009 were $436,000 and $590,000, respectively.  Sales to the affiliate were at no incremental margin over our actual cost.  Amounts due to this affiliate included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets as of December 31, 2010 and 2009, are $100,000 and $0, respectively.  Amounts due from this affiliate included in accounts receivable in the accompanying consolidated balance sheets as of December 31, 2010 and 2009, are $0 and $70,000 respectively.  Additionally, until July 2010, the Company had sub-leased its facility in Foothill Ranch, CA from this affiliate at a monthly rental expense of $11,763.

We have accounts payable to our CEO and CFO, of $1,118,000 and $994,000 at December 31, 2010 and 2009, respectively.  The outstanding balance had previously accrued interest at 16% per annum.  Beginning in 2010, the Board of Directors approved an increase in the interest rate to 25% per annum.  As of December 31, 2010 and 2009, our accrued interest balance was $0 and $180,000, respectively, on the accounts payable to the CEO and $105,000 and $146,000, respectively, on the accounts payable to the CFO.  As of December 31, 2009, our deferred compensation payable was $101,000 to the CEO and $125,000 to the CFO, respectively.  As of December 31, 2010 there was no deferred compensation payable.  The balance of the accounts payable consists of purchases of products and services made on our behalf, unreimbursed company travel expenses and interest on the accounts payable.

We sold 80 shares of our Series B Preferred Stock for $1,000 per share to one of our Directors.  The shares were sold at the same price as 300 additional shares sold to an independent third party.

 We have adopted a code of business conduct and ethics that applies to all our directors, officers (including our Chief Executive Officer, Chief Financial Officer and any person performing similar functions) and employees. We review transactions with related parties using the provisions included in the Code of Ethics.  Additionally, we have established a toll-free phone line to register employee concerns.  This service is provided by an independent third-party company.

Material Contracts

The following summarizes the material contract(s), other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of the Circular, by DecisionPoint or a subsidiary of DecisionPoint:

Motorola Premier Solution Partner Agreement dated August 4, 2010. Motorola is a publicly traded company on the New York Stock Exchange (NYSE:MOT).  They are the largest manufacturer and supplier of handheld, field mobile barcode scanners in the U.S., branded under the ‘Symbol’ trade name.  They are the principal supplier to DecisionPoint whether through direct purchases from Motorola or through standard distribution channels.  Likewise, DecisionPoint is one of Motorola’s largest Premier Partner Solution providers which brings along superior service and pricing from Motorola.  DecisionPoint has continued to enjoy an excellent long term working relationship with them on many fronts including participating in enhanced field-mobility offerings which are at the forefront in the industry.

 Auditor, Transfer Agent and Registrar

The auditor of DecisionPoint is BDO USA, LLP, 3200 Bristol Street, 4th Floor, Costa Mesa, CA 92626.

DecisionPoint’s transfer agent and registrar for shares of its common stock is SIGNATURE STOCK TRANSFER, INC., principal location for DecisionPoint’s shares is located at 2632 Coachlight Court, Plano, Texas  75093.

INFORMATION RESPECTING THE RESULTING ENTITIES

Pursuant to the Plan of Arrangement, on the Effective Date, Comamtech will acquire all of the issued DecisionPoint Shares and all former DecisionPoint Shareholders will become shareholders of Comamtech. All former holders of DecisionPoint Warrants and DecisionPoint Options will become holders of Comamtech Warrants and Comamtech Options, respectively. Consequently, Comamtech will be the sole shareholder of the Amalgamated Corporation which will continue the business and operations of DecisionPoint (See “Information Respecting DecisionPoint”).

Pursuant to the Arrangement, the Amalgamated Corporation’s name will be changed to “DecisionPoint Systems International Inc.”. Also as a result of the Arrangement, Comamtech’s name shall be changed to DecisionPoint Systems, Inc. Comamtech is the vehicle through which Comamtech Shareholders and former DecisionPoint Shareholders will participate in the future in a data collection systems integrator that sells and installs mobile devices, software, and related bar coding equipment, radio frequency identification systems technology and provides custom solutions and focused on high levels of growth through additional equity and reinvestment of cash flow.

Following implementation of the Arrangement, the head office and registered office of the Comamtech will be located at The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle, and the head office and registered office of the Amalgamated Corporation will be located at 19655 Descartes, Foothill Ranch, California, 92610.

In addition, following implementation of the Arrangement, the directors of Comamtech shall be Nicholas R. Toms, Donald W. Rowley, David M. Rifkin, Jay B. Sheehy, Robert M. Chaiken, Marc Ferland and Lawrence Yelin. The executive officers of Comamtech and of the Amalgamated Corporation shall be Nicholas R. Toms (Chief Executive Officer) and Donald W. Rowley (Chief Financial Officer).

RIGHT TO DISSENT

The following is only a summary of the rights of a Dissenting Shareholder with respect to the Arrangement and the OBCA, which are technical and complex. A copy of section 185 of the OBCA is annexed as Schedule G to this Circular. It is recommended that any Shareholder wishing to exercise their Dissent Right seek legal advice as the failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of their Dissent Right.

Pursuant to section 185(1) of the OBCA as modified by Article 4 of the Plan of Arrangement and the Interim Order or the Final Order, Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, with respect to the timing for providing a Dissent Notice to the Arrangement Resolution. Section 185 of the OBCA is reprinted in its entirety as Schedule G to this Circular. The following summary is qualified in its entirety by the provisions of section 185 of the OBCA, Article 4 of the Plan of Arrangement and the Interim Order or the Final Order. The execution or exercise of a proxy does not constitute a written objection for the purpose of subsection 185(6) of the OBCA. Notwithstanding Subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in Subsection 185(6) of the OBCA must be received by Comamtech before 5:00 p.m. on the Business Day preceding the Meeting.

A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by Comamtech the fair value of all, but not less than all of the Comamtech Shares held by such Dissenting Shareholder, determined as at the close of business on the last Business Day before the Arrangement Resolution is adopted.

A Shareholder may exercise the right to dissent only in respect of the Comamtech Shares that are registered in that Shareholder’s name. In many cases, Comamtech Shares beneficially owned by a Holder Non-Registered Holder are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Comamtech Shares (such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) of which an intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the Dissent Right directly (unless the Comamtech Shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise their Dissent Right should immediately contact the intermediary with whom the Non-Registered Holder deals in respect of its Comamtech Shares and either:

(a)
instruct the intermediary to exercise the Dissent Right on the Non-Registered Holder’s behalf (which, if the Comamtech Shares are registered in the name of CDS or other clearing agency, would require that the Comamtech Shares first be re-registered in the name of the intermediary); or

(b)
instruct the intermediary to request that the Comamtech Shares be registered in the name of the Non-Registered Holder, in which case such holder would have to exercise the Dissent Right directly (that is, the intermediary would not be exercising the Dissent Right on such holder’s behalf).

The filing of a Dissent Notice does not deprive a Registered Holder of the right to vote at the Meeting. However, a Registered Holder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Comamtech Shares voted in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention will not constitute a Dissent Notice, but a Registered Holder need not vote its Comamtech Shares, against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Holder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such Comamtech Shares in favour of the Arrangement Resolution and thereby causing the Registered Holder to forfeit its Dissent Right.

Comamtech is required, within ten days after the adoption of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder’s Dissent Notice.

A Dissenting Shareholder must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to Comamtech a written notice (a “Payment Demand”) containing the Dissenting Shareholder’s name and address, the number of Comamtech Shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such Comamtech Shares. Within 30 days after sending a Payment Demand, the Dissenting Shareholder must send to Comamtech’s Transfer Agent, Equity Transfer & Trust Company, located at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, attention to: Corporate Actions, the share certificates representing the Comamtech Shares in respect of which the Dissenting Shareholder has dissented. A Dissenting Shareholder who fails to send the share certificates representing the Comamtech Shares within the appropriate time frame in respect of which the Dissenting Shareholder has dissented forfeits such Dissenting Shareholder’s Dissent Right. Comamtech or its Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

Upon filing a Dissent Notice that is not withdrawn prior to the close of business on the last Business Day before the Arrangement Resolution is approved, provided that the Final Order is granted and not appealed or, if appealed, that such appeal is withdrawn or denied, and the Arrangement becomes effective, a Dissenting Shareholder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Comamtech Shares, unless:

(a)	the Dissenting Shareholder withdraws the Payment Demand before Comamtech makes a written offer to pay (the “Offer to Pay”);

(b)	Comamtech fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Payment Demand; or

(c)	the Board of Directors revokes the Arrangement Resolution,

in all of which cases the Dissenting Shareholder’s rights as a Shareholder will be reinstated, and in the case of items (a) and (b), if the Arrangement becomes effective, such Dissenting Shareholder’s Comamtech Shares will be subject to the Arrangement.

In addition, Registered Holders who duly exercise their Dissent Right and who: (i) are ultimately determined to be entitled to be paid fair value for their Comamtech Shares will be deemed to have transferred their Comamtech Shares to Comamtech as at the Effective Time of the Arrangement; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Comamtech Shares will be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder in accordance with the Plan of Arrangement and shall not be entitled to receive any consideration other than the number of Comamtech Shares cancelled pursuant to Section 3.12 of the Plan of Arrangement (as the same may be adjusted to account for any corporate actions taken by Comamtech after the Effective Time as if the holder was a holder of Comamtech Shares at the relevant time).

The Comamtech Shares of Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of their Comamtech Shares will be surrendered for cancellation.  For greater certainty, in no case shall Comamtech, the depositary, the Transfer Agent or any other person be required to recognize the Dissenting Shareholder as a Shareholder at and after the Effective Time, and the name of such Dissenting Shareholder shall be deleted from the register of Shareholders as of the Effective Date.

Comamtech is required, no later than seven days after the later of the Effective Date or the date on which it received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it, an Offer to Pay for its Comamtech Shares in an amount considered by the Board of Directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by Comamtech within ten days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if Comamtech does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If Comamtech fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Comamtech may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Comamtech Shares of Dissenting Shareholders.

If Comamtech fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.  If Comamtech fails to comply with the requirements to send an Offer to Pay, the costs of such application by a Dissenting Shareholder are to be borne by Comamtech unless the Court orders otherwise.

Upon an application to the Court, all Dissenting Shareholders who have not accepted Comamtech’s Offer to Pay will be joined as parties and bound by the decision of the Court, and Comamtech will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Comamtech Shares, as the case may be, of all Dissenting Shareholders. The final order of the Court will be rendered against Comamtech in favour of each Dissenting Shareholder and for the amount of the fair value of such Dissenting Shareholder’s Comamtech Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

It is a condition to the completion of the Arrangement that Dissent Rights shall not have been exercised (and not withdrawn) by Registered Holders of more than 10% of Comamtech Shares in respect of the Arrangement Resolution. See “Arrangement Agreement – Conditions to Obligations of Comamtech and MergerCo”.

RISK FACTORS

In addition to all other information and qualifications set forth in this Circular, Shareholders should carefully consider the following risk factors relating to the Arrangement before deciding to vote or instruct their vote to be cast to approve the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Shareholders should also carefully consider the risk factors incorporated by reference herein. All of the risks below should be considered by Shareholders in conjunction with other information included in this Circular, including the schedules annexed hereto.

Uncertainty of an Organized Market

There can be no assurance that an active post-Arrangement market will develop for the Comamtech Shares or be maintained. Even if such a market develops, factors such as the completion of a business acquisition opportunity, the financial results of Comamtech and the general economic condition of the industry in which it carries on business can cause the price of the Comamtech Shares to fluctuate.

On September 20, 2010, Copernic was advised that the NASDAQ Staff determined that upon the consummation of the Harris Transaction, Comamtech would become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ, following closing of the Harris Transaction, delivered a written notification on November 4, 2010, that Comamtech Shares will be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, Comamtech requested a hearing, which was held on December 16, 2010.

On December 21, 2010, NASDAQ informed Comamtech that it will be delisted from the NASDAQ and that trading in its shares will be suspended effective upon the open of business on Thursday, December 23, 2010. Comamtech Shares have since been quoted on the OTC Bulletin Board. Comamtech continues to maintain its status as a reporting company with the SEC and will continue to update its shareholders on material events and financial information as required.

The NASDAQ Hearing Panel acknowledged that Comamtech appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint. However, the NASDAQ Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for the NASDAQ listing in connection with the DecisionPoint transaction are longer than a public shell should remain listed on the NASDAQ.  The NASDAQ Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of Comamtech pending the closing of the Arrangement and determined that Comamtech will be delisted.

Upon completion of the Arrangement, Comamtech will pursue a new listing on the NASDAQ. NASDAQ requires various minimum financial and qualitative conditions to be satisfied in order to qualify for listing on one of the NASDAQ trading platforms.  The respective management teams of Comamtech and DecisionPoint will endeavor to meet the minimum listing requirements as soon as reasonably possible, however, it is uncertain whether Comamtech will be able to satisfy the NASDAQ listing conditions during the foreseeable future.

The Comamtech Shares to be issued to DecisionPoint Shareholders pursuant to the Arrangement are being issued in reliance upon an exemption from registration under the 1933 Act.  In addition, Comamtech is relying upon certain exemptions with respect to certain 1934 Act disclosure compliance and registration obligations.

 The Arrangement may be Taxable for United States Shareholders

Implementation of the Arrangement may give rise to significant adverse income tax consequences to United States Shareholders. See “Certain Tax Considerations”. United States Shareholders should consult their own tax advisors about the federal, state, local and foreign tax consequences of the transactions under the Arrangement.

 Completion of the Arrangement is Subject to a Number of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedent. See “Arrangement Agreement” under the subheadings “Mutual Conditions Precedent”, “Conditions to Obligations of the DecisionPoint” and “Conditions to Obligations of Comamtech”.

There can be no certainty, nor can Comamtech provide any assurance whatsoever, that any conditions precedent to the Arrangement will be satisfied or waived, some of which are outside the control of DecisionPoint and Comamtech, including receipt of the Final Order, Regulatory Approvals, and the approval of the Shareholders by the Required Vote.

 Possible Failure to Complete the Arrangement

If the proposed Arrangement is not completed, Comamtech will have incurred substantial costs that may adversely affect its financial results and operations and the market price of the Comamtech Shares.

Comamtech has incurred and will continue to incur substantial costs in connection with the proposed Arrangement. These costs consist primarily of legal, auditing and advisory fees. In addition, Comamtech has diverted significant management resources in an effort to complete the Arrangement and is subject to restrictions contained in the Arrangement Agreement with respect to the conduct of its business. If the Arrangement is not completed, Comamtech will have incurred substantial costs, and diverted significant management resources, for which it will have received little or no benefit. In addition, if the Arrangement is not completed, Comamtech may experience negative reactions from the financial markets and its suppliers, customers and employees. Each of these factors may adversely affect the trading price of the Comamtech Shares and Comamtech’s financial results and operations.

In addition, Shareholders are cautioned that if the proposed Arrangement is not completed, then the Board of Directors shall review its alternatives, which alternatives may include a pay out as a special dividend to the Shareholders (subject to applicable Law and sbject to any holdbacks pursuant to the Arrangement) of the cash which it holds or to liquidate its assets to its shareholders (subject to the holdbacks pursuant to the Arrangement and any other liabilities required to be held by Comamtech). In this regard, it will seek, at that time, all required approvals, including shareholder approval to proceed as described below.

 Failure to Realize the Anticipated Benefits of the Arrangement

As described in the section of this Circular entitled “Background to and Reasons for the Arrangement - Benefits of the Arrangement”, Comamtech believes the Arrangement will provide benefits to the Shareholders. However, there is a risk that anticipated benefits of the Arrangement may not materialize, or may not occur within the time frames anticipated by Comamtech. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of Comamtech.

 Arrangement Agreement may be Terminated

Each of Comamtech and DecisionPoint has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can Comamtech provide any assurance, that the Arrangement Agreement will not be terminated by either of Comamtech or DecisionPoint, or that the Arrangement may not be abandoned at any time prior to the Effective Date, even after Shareholders approve the Arrangement Resolution. See “Arrangement Agreement – Termination of the Arrangement Agreement”.

 Amendment of Arrangement Agreement

The consideration to be paid by Comamtech for the shares of DecisionPoint may be different than the consideration currently specified under the Arrangement Agreement. Although the consideration to be paid by Comamtech to acquire the shares of DecisionPoint is specified in the Arrangement Agreement, it is possible that Comamtech and DecisionPoint may agree to alter the consideration to be paid.

No History of Earnings

As a newly formed company, Comamtech has no history of earnings, and there is no assurance that Comamtech, or any asset or business acquired by Comamtech, will generate earnings, operate profitably or provide a return on investment in the future.

 Risk Factors Relating to DecisionPoint

DecisionPoint’s limited operating history makes it difficult to evaluate DecisionPoint’s future business prospects and make decisions based on those estimates of DecisionPoint’s future performance.

Although DecisionPoint’s management team has been engaged in software development for an extended period of time and it began the operations of its current business in December 2003, it has only been operating as a public company with its current operations since June 2009.  DecisionPoint has a limited operating history in its current combined form, which makes it difficult to evaluate its business on the basis of historical operations.  As a consequence, it is difficult, if not impossible, to forecast its future results based upon its historical data.  Reliance on its historical results may not be representative of the results it will achieve.  Because of the uncertainties related to its lack of historical operations, it may be hindered in its ability to anticipate and timely adapt to increases or decreases in sales, product costs or expenses.  If it makes poor budgetary decisions as a result of unreliable historical data, it could be less profitable or incur losses, which may result in a decline in its stock price.

The RFID industry is characterized by rapid technological change, and DecisionPoint’s success depends upon the frequent enhancement of existing products and timely introduction of new products that meet its customers’ needs.

Customer requirements for RFID products are rapidly evolving and technological changes in DecisionPoint’s industry occur rapidly.  To keep up with new customer requirements and distinguish itself from its competitors, DecisionPoint must frequently introduce new products and enhancements of existing products. Enhancing existing products and developing new products is a complex and uncertain process.  It often requires significant investments in research and development (“R&D”). DecisionPoint may not have adequate resources to invest in R&D that will keep pace with technological changes in its industry.  Even if DecisionPoint made adequate investments in R&D, they may not result in products attractive or acceptable to its customers.  Furthermore, DecisionPoint may not be able to launch new or improved products before its competition launches comparable products.  Any of these factors could cause its business or financial results to suffer.

Our recent acquisition of CMAC Inc., and other future business combinations and acquisition transactions may not succeed in generating the intended benefits and may, therefore, adversely affect shareholder value or our financial results.  Integration of new businesses or technologies into our business may have any of the following adverse effects.

•	DecisionPoint may have difficulty transitioning customers and other business relationships.

•	DecisionPoint may have problems unifying management following a transaction.

•	DecisionPoint may lose key employees from its existing or acquired businesses.

•	DecisionPoint may experience intensified competition from other companies seeking to expand sales and market share during the integration period.

•	DecisionPoint management’s attention may be diverted to the assimilation of the technology and personnel of acquired businesses or new product or service lines.

•	DecisionPoint may experience difficulties in coordinating geographically disparate organizations and corporate cultures and integrating management personnel with different business backgrounds.

The inability of DecisionPoint’s management to successfully integrate acquired businesses, and any related diversion of management’s attention, could have a material adverse effect on its business, operating results and financial condition.

Business combinations and other acquisition transactions may have a direct adverse effect on DecisionPoint’s financial condition, results of operations or liquidity, or on its stock price.

To complete acquisitions or other business combinations, DecisionPoint may have to use cash, issue new equity securities with dilutive effects on existing stockholders, take on new debt, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on its balance sheet, results of operations or liquidity.  DecisionPoint is required to record certain financing and acquisition-related costs and other items as current period expenses, which would have the effect of reducing its reported earnings in the period in which an acquisition is consummated.  These and other potential negative effects of an acquisition transaction could prevent DecisionPoint from realizing the benefits of such transactions and have a material adverse impact on its stock price, revenues, revenue growth, balance sheet, results of operations and liquidity.

We expect that we will need to raise additional funds, and these funds may not be available when we need them or the additional funds may not be obtained on favorable terms

DecisionPoint expects that it will need to raise additional funds, and these funds may not be available when it needs them or the additional funds may not be obtained on favorable terms.

DecisionPoint believes that it will need to raise additional monies in order to fund its growth strategy and implement its business plan.  Specifically, it expects that it will need to raise additional funds in order to pursue rapid expansion, develop new or enhanced services and products, and acquire complementary businesses or assets.  Additionally, DecisionPoint may need funds to respond to unanticipated events that require it to make additional investments in its business.  There can be no assurance that additional financing will be available when needed, on favorable terms, or at all.  If these funds are not available when DecisionPoint needs them, then it may need to change its business strategy and reduce its rate of growth.

DecisionPoint’s competitors may be able to develop their business strategy and grow revenue at a faster pace, which would limit DecisionPoint’s results of operations and may force it to cease or curtail operations.

The wireless mobile solutions marketplace, while highly fragmented, is very competitive and many of DecisionPoint’s competitors are more established and have greater resources.  DecisionPoint expects that competition will intensify in the future. Some of these competitors also have greater market presence, marketing capabilities, technological and personnel resources than DecisionPoint.  As compared with DecisionPoint’s company therefore, such competitors may:

(a)	develop and expand their infrastructure and service/product offerings more efficiently or more quickly

(b)	adapt more swiftly to new or emerging technologies and changes in client requirements

(c)	take advantage of acquisition and other opportunities more effectively

(d)	devote greater resources to the marketing and sale of their products and services; and

(e)	leverage more effectively existing relationships with customers and strategic partners or exploit better recognized brand names to market and sell their services.

These current and prospective competitors include:

(a)	other wireless mobile solutions companies such as Peak Technologies, Agilysys, Acsis, Stratix, InfoLogix and Catalyst International;

(b)	in certain areas DecisionPoint’s existing hardware suppliers, in particular Motorola but also Intermec, Zebra and others; and

(c)	the in-house IT departments of many of DecisionPoint’s customers.

A significant portion of DecisionPoint’s revenue is dependent upon a small number of customers and the loss of any one of these customers would negatively impact DecisionPoint’s revenues and results of operations.

DecisionPoint derived approximately 26% of its revenues from its two largest customers in 2010. It derived approximately 25% of its revenues from two customers and 34% from five customers in 2009. DecisionPoint derived approximately 23% of its revenues from DecisionPoint’s two largest customer and 45% from its five largest customers in 2008.  Customer mix shifts significantly from year to year, but a concentration of the business with a few large customers is typical in any given year.  A decline in DecisionPoint’s revenues could occur if a customer which has been a significant factor in one financial reporting period gives DecisionPoint significantly less business in the following period.

Growth of and changes in DecisionPoint’s revenues and profits depend on the customer, product and geographic mix of its sales.  Fluctuations in its sales mix could have an adverse impact on or increase the volatility of its revenues, gross margins and profits.

Sales of DecisionPoint’s products to large enterprises tend to have lower prices and gross margins than sales to smaller firms.  In addition, its gross margins vary depending on the product or service made.  Growth in its revenues and gross margins therefore depends on the customer, product and geographic mix of its sales.  If DecisionPoint is unable to execute a sales strategy that results in a favorable sales mix, its revenues, gross margins and earnings may decline.  Further, changes in the mix of its sales from quarter-to-quarter or year-to-year may make its revenues, gross margins and earnings more volatile and difficult to predict.

DecisionPoint’s sales and profitability may be affected by changes in economic, business or industry conditions.

If the economic climate in the U.S. or abroad deteriorates, customers or potential customers could reduce or delay their technology investments.  Reduced or delayed technology investments could decrease DecisionPoint’s sales and profitability.  In this environment, DecisionPoint’s customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of DecisionPoint’s products and professional services.  This may lead to longer sales cycles, delays in purchase decisions, payment and collection, and can also result in downward price pressures, causing DecisionPoint’s sales and profitability to decline.  In addition, general economic uncertainty and general declines in capital spending in the information technology sector make it difficult to predict changes in the purchasing requirements of DecisionPoint’s customers and the markets we serve.  There are many other factors which could affect DecisionPoint’s business, including:

(a)	the introduction and market acceptance of new technologies, products and services;

(b)	new competitors and new forms of competition;

(c)	the size and timing of customer orders;

(d)	the size and timing of capital expenditures by DecisionPoint’s customers;

(e)	adverse changes in the credit quality of DecisionPoint’s customers and suppliers;

(f)	changes in the pricing policies of, or the introduction of, new products and services by us or DecisionPoint’s competitors;

(g)	changes in the terms of DecisionPoint’s contracts with DecisionPoint’s customers or suppliers;

(h)	the availability of products from DecisionPoint’s suppliers; and

(i)	variations in product costs and the mix of products sold.

These trends and factors could adversely affect DecisionPoint’s business, profitability and financial condition and diminish DecisionPoint’s ability to achieve DecisionPoint’s strategic objectives.

DecisionPoint relies on key vendors and the loss of any one of these relationships would negatively impact DecisionPoint’s results of operations.

DecisionPoint relies heavily on a number of privileged vendor relationships as a Tier-1, VAR and Premier Solution Partner for Motorola, a manufacturer of bar code scanners and portable data terminals; as an Honors Solutions Provider for Intermec, a manufacturer of bar code scanners and terminals; as a Premier Partner with Zebra, a printer manufacturer, and O’Neil, the leading provider of ‘ruggedized’ handheld mobile printers.  The loss of VAR status with any of these manufacturers could have a substantial adverse effect on DecisionPoint’s business.

DecisionPoint has not sought to protect its proprietary knowledge through patents and, as a result, DecisionPoint’s sales and profitability could be adversely affected to the extent that competing products/services were to capture a significant portion of DecisionPoint’s target markets.

 DecisionPoint has generally not sought patent protection for its products and services, relying instead on DecisionPoint’s technical know-how and ability to design solutions tailored to its customers’ needs. DecisionPoint’s sales and profitability could be adversely affected to the extent that competing products/services were to capture a significant portion of DecisionPoint’s target markets. To remain competitive, DecisionPoint must continually improve its existing personnel skill sets and capabilities and the provision of the services related thereto. DecisionPoint’s success will also depend, in part, on management’s ability to recognize new technologies and services and make arrangements to license in, or acquire such technologies so as to remain always at the leading edge.

DecisionPoint must effectively manage the growth of its operations or DecisionPoint will suffer.

DecisionPoint’s ability to successfully implement DecisionPoint’s business plan requires an effective planning and management process. If funding is available, DecisionPoint intends to increase the scope of its operations and acquire complimentary businesses. Implementing DecisionPoint’s business plan will require significant additional funding and resources. If DecisionPoint grows operations, it will need to hire additional employees and make significant capital investments. If DecisionPoint grows its operations, it will place a significant strain on existing management and resources. If DecisionPoint grows, it will need to improve its financial and managerial controls and reporting systems and procedures, and will need to expand, train and manage its workforce. Any failure to manage any of the foregoing areas efficiently and effectively would cause DecisionPoint’s business to suffer.

If DecisionPoint fails to continue to introduce new products that achieve broad market acceptance on a timely basis, it will not be able to compete effectively and will be unable to increase or maintain sales and profitability.

 DecisionPoint’s future success depends on its ability to develop and introduce new products and product enhancements that achieve broad market acceptance.  If DecisionPoint is unable to develop and introduce new products that respond to emerging technological trends and customers’ mission critical needs, DecisionPoint’s profitability and market share may suffer.  The process of developing new technology is complex and uncertain, and DecisionPoint fails to accurately predict customers’ changing needs and emerging technological trends, DecisionPoint’s business could be harmed.  DecisionPoint must commit significant resources to developing new products before knowing whether its investments will result in products the market will accept.  DecisionPoint may encounter delays in deploying new or improved products.

DecisionPoint is active in the identification and development of new products and technologies and in enhancing its current products.  However, in the enterprise mobility solutions industry, such activities are complex and filled with uncertainty.  If DecisionPoint expends a significant amount of resources and such efforts do not lead to the successful introduction of new or improved products, there could be a material adverse effect on DecisionPoint’s business, profitability, financial condition and market share.

DecisionPoint may also encounter delays in the manufacturing and production of new products.  Additionally, new products may not be commercially successful.  Demand for existing products may decrease upon the announcement of new or improved products.  Further, since products under development are often announced before introduction, these announcements may cause customers to delay purchases of any products, even if newly introduced, until the new or improved versions of those products are available.  If customer orders decrease or are delayed during the product transition, DecisionPoint may experience a decline in revenue and have excess inventory on hand which could decrease gross profit margins.  DecisionPoint’s profitability might decrease if customers, who may otherwise choose to purchase existing products, instead choose to purchase lower priced models of new products.  Delays or deficiencies in the development, manufacturing, and delivery of, or demand for, new or improved products could have a negative effect on DecisionPoint’s business or profitability.

DecisionPoint faces competition from numerous sources and competition may increase, leading to a decline in revenues.

DecisionPoint competes primarily with well-established companies, many of which it believes have greater resources.  DecisionPoint believes that barriers to entry are not significant and start-up costs are relatively low, so competition may increase in the future.  New competitors may be able to launch new businesses similar to those of DecisionPoint, and current competitors may replicate DecisionPoint’s business model, at a relatively low cost.  If competitors with significantly greater resources than DecisionPoint decide to replicate its business model, they may be able to quickly gain recognition and acceptance of their business methods and products through marketing and promotion.  DecisionPoint may not have the resources to compete effectively with current or future competitors.  If DecisionPoint is unable to effectively compete, it will lose sales to its competitors and its revenues will decline.

DecisionPoint is heavily dependent on its senior management, and a loss of a member of DecisionPoint’s senior management team could cause its stock price to suffer.

If DecisionPoint loses members of its senior management, it may not be able to find appropriate replacements on a timely basis, and DecisionPoint’s business could be adversely affected. DecisionPoint’s existing operations and continued future development depend to a significant extent upon the performance and active participation of certain key individuals, including DecisionPoint’s Chief

Executive Officer, Chief Financial Officer, Senior Vice Presidents and certain other senior management individuals. DecisionPoint cannot guarantee that it will be successful in retaining the services of these or other key personnel. If DecisionPoint were to lose any of these individuals, it may not be able to find appropriate replacements on a timely basis and its financial condition and results of operations could be materially adversely affected.

DecisionPoint’s inability to hire, train and retain qualified employees could cause its financial condition to suffer.

The success of DecisionPoint’s business is highly dependent upon DecisionPoint’s ability to hire, train and retain qualified employees.  DecisionPoint faces competition from other employers for people, and the availability of qualified people is limited.  DecisionPoint must offer a competitive employment package in order to hire and retain employees, and any increase in competition for people may require it to increase wages or benefits in order to maintain a sufficient work force, resulting in higher operation costs.  Additionally, DecisionPoint must successfully train its employees in order to provide high quality services. In the event of high turnover or shortage of people, DecisionPoint may experience difficulty in providing consistent high-quality services.  These factors could adversely affect DecisionPoint’s results of operations.

DecisionPoint’s internal controls over financial reporting have not been audited by DecisionPoint’s external auditors. Failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on DecisionPoint’s business and common stock price.

DecisionPoint’s internal controls over financial reporting have not been audited by DecisionPoint’s independent registered public accounting firm. Failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on DecisionPoint’s business and common stock price. In its 2010 Form 10-K, DecisionPoint reported that its assessment of internal controls identified a material weakness.

If DecisionPoint does not generate sufficient future taxable income, it may be required to recognize additional deferred tax asset valuation allowances.

The value of DecisionPoint’s deferred tax assets depends, in part, on its ability to use them to offset taxable income in future years.  If DecisionPoint is unable to generate sufficient future taxable income or if there are significant changes in tax laws or the tax rates or the period within which the underlying temporary differences become taxable or deductible, DecisionPoint could be required to increase its valuation allowance against our deferred tax assets.  Such an increase would result in an increase in its effective tax rate and have a negative impact on our operating results. If DecisionPoint’s estimated future taxable income is increased, the valuation allowances for deferred tax assets may be reduced.  These changes may also contribute to the volatility of its financial results.

DecisionPoint has not paid dividends in the past and does not expect to pay dividends in the future.  Any return on investment may be limited to the value of its common stock.

DecisionPoint has never paid cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.  The payment of dividends on its common stock would depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant.  If DecisionPoint does not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is a limited market for DecisionPoint common stock which may make it more difficult for holders of DecisionPoint common stock to dispose of stock.

DecisionPoint’s common stock is currently quoted on the Over the Counter Bulletin Board under the symbol “DNPI”.  There is a limited trading market for its common stock.  Accordingly, there can be no assurance as to the liquidity of any markets that may develop for its common stock, the ability of holders of its common stock to sell DecisionPoint’s common stock, or the prices at which holders may be able to sell its common stock.

A sale of a substantial number of shares of DecisionPoint’s common stock may cause the price of its common stock to decline.

If DecisionPoint’s stockholders sell substantial amounts of its common stock in the public market, the market price of its common stock could fall.  These sales also may make it more difficult for DecisionPoint to sell equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate.  Stockholders who have been issued shares in the Acquisition will be able to sell their shares pursuant to Rule 144 under the 1933 Act, beginning one year after the stockholders acquired their shares.

DecisionPoint’s common stock is subject to the “Penny Stock” rules of the SEC and the trading market in its securities is limited, which makes transactions in its stock cumbersome and may reduce the value of an investment in its stock.

The SEC has adopted Rule 3a51-1 which establishes the definition of a "penny stock", for the purposes relevant to DecisionPoint, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•	that the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules.  This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

EXPERTS

At the date hereof, none of the officers, directors, employees and consultants of ModelCom, the firm that prepared the Fairness Opinion, received or will receive any direct or indirect beneficial ownership of Comamtech Shares, or shares of any associate or affiliate of Comamtech, in connection with the preparation of the Fairness Opinion. ModelCom has advised that it beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Comamtech Shares.

The consolidated financial statements for Decisionpoint Systems Inc. as of December 31, 2010, 2009 and 2008, and for the years then ended included in this Management Information Circular as Schedule F attached hereto, have been so included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER BUSINESS

Management of Comamtech is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that properly may come before the Meeting.

ADDITIONAL INFORMATION

Additional information relating to Comamtech may be obtained on SEDAR at www.sedar.com. Shareholders may contact Comamtech at (418) 653-1555, attention Jean-Rock Fournier, Secretary, Executive Vice President and Chief Financial Officer, to request copies of Comamtech’s financial statements and MD&A.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of Comamtech.

Québec, Québec April 14, 2011	BY ORDER OF THE BOARD (s) Marc Ferland President and Chief Executive Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Management Information Circular of Comamtech Inc. of our reports dated March 16, 2011 and March 31, 2010 on the consolidated financial statements of DecisionPoint Systems, Inc., and to the reference to us under the heading “Experts”.

/s/ Crowe Horwath LLP

New York, New York

April 14, 2011

CONSENT OF MODELCOM INC.

To: The Board of Directors of Comamtech Inc.

ModelCom Inc. hereby consents to the references in this Management Proxy Circular to our firm’s name, to the Fairness Opinion addressed to the Board of Directors of Comamtech Inc., and to the inclusion of a copy of the Fairness Opinion as Schedule E to this Management Proxy Circular. In providing our consent, we do not intend or permit that any person other than the Board of Directors of Comamtech Inc. may rely upon the Fairness Opinion.

(s) Francis Paquet, M.Sc., Eng. CBV

Partner

ModelCom Inc.

Montréal, Canada

April 14, 2011

SCHEDULE A
SPECIAL RESOLUTION OF THE SHAREHOLDERS OF COMAMTECH REGARDING THE ARRANGEMENT

BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under Section 182 of the Ontario Business Corporations Act (the “OBCA”) of Comamtech Inc. (“Comamtech”) as more particularly described and set forth in the Management Information Circular (the “Circular”) of Comamtech dated April 14, 2011, as the Arrangement may be modified or amended, is hereby authorized and approved.

2.
The plan of arrangement, as it may be modified or amended, (the “Plan of Arrangement”) involving Comamtech, the full text of which is set out in Schedule B to the arrangement agreement dated as of October 20, 2010 entered into between DecisionPoint Systems, Inc. and Comamtech as amended on December 23, 2010, March 22, 2011, April 8, 2011 and April 13, 2011 (the “Arrangement Agreement”), is hereby authorized and approved.

3.
The Arrangement Agreement, the actions of the directors of Comamtech in approving the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the actions of the officers of Comamtech in executing and delivering the Arrangement Agreement, and any amendments thereto are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Comamtech or that the Arrangement has been approved by the Ontario Superior Court of Justice, Commercial List, the directors of the Corporation are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of Comamtech to amend the Arrangement Agreement and the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, as the case may be, and not to proceed with the Arrangement.

5.
Any officer or director of Comamtech is hereby authorized and directed for and on behalf of Comamtech to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement.

6.
The directors of Comamtech are authorized to apply under Section 181 of OBCA to continue under the provisions of the Delaware General Corporation Law and to seek the Director’s approval to such continuance pursuant to subsection 181(4) of the OBCA.

7.
The directors of Comamtech are authorized to apply under Section 388 of the Delaware General Corporation Law to the Secretary of State of the State of Delaware under the Delaware General Corporation Law (the “Secretary of State”) for a certificate of corporate domestication continuing the existence of Comamtech in the form of a corporation of the State of Delaware.

8.           The certificate of corporate domestication of Comamtech shall be in the form attached as Schedule 1 to this resolution (the “Certificate of Domestication”) with such amendments, deletions or alterations as may be considered necessary or advisable by any director or officer of Comamtech in order to ensure compliance with the provisions of the Delaware General Corporation Law as the same may be amended, and the requirements of the Secretary of State.

9.	Comamtech shall adopt the by-laws contained in the Certificate of Domestication;

10.
Subject to the issuance of the Certificate of Domestication of Comamtech by the Secretary of State, and without affecting the validity of the incorporation or existence of Comamtech by and under its articles or of any act done thereunder, Comamtech is authorized to approve and adopt, in substitution for the existing articles of Comamtech, the Certificate of Domestication, with any amendments, deletions or alterations as described in paragraph 8 of this resolution, which Certificate of Domestication is hereby approved, and all amendments reflected therein are approved.

11.
Any one officer or director of Comamtech is authorized, for and on behalf of Comamtech, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby including, without limitation, the execution and filing of the Certificate of Domestication and any forms prescribed or contemplated under the OBCA or the Delaware General Corporation Law.

12.
Notwithstanding the approval of the Shareholders of Comamtech of this special resolution and without notice to or approval of the Shareholders of Comamtech, the directors of Comamtech may, in their discretion, decide to revoke this special resolution and not to proceed with the continuance contemplated hereby becoming effective pursuant to the provisions of the Delaware General Corporation Law.

13.
Any officer or director of Comamtech is hereby authorized and directed for and on behalf of Comamtech to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE 1
TO THE SPECIAL RESOLUTION OF THE SHAREHOLDERS OF COMAMTECH REGARDING THE ARRANGEMENT

CERTIFICATE OF CORPORATE DOMESTICATION

OF DECISIONPOINT SYSTEMS, INC.

(Formerly known as Comamtech Inc.)

The undersigned, the President of DecisionPoint Systems, Inc. (formerly known as Comamtech Inc. and hereinafter called the “Corporation”), for the purposes of domesticating under Section 388 of the General Corporation Law of the State of Delaware, does certify that:

1.	The Corporation was first formed, incorporated, or otherwise came into being on August 16, 2010 in the jurisdiction of the Province of Ontario, Canada.

2.
The name of the Corporation immediately prior to the filing of this certificate of corporate domestication pursuant to the provisions of Section 388 of the General Corporation Law of the State of Delaware was DecisionPoint Systems, Inc.

3.
The name of the Corporation as set forth in its certificate of incorporation to be filed in accordance with Section 388(b) of the General Corporation Law of the State of Delaware is DecisionPoint Systems, Inc.

4.
The jurisdiction that constituted the seat, siege social, or principal place of business or central administration of the Corporation, or other equivalent thereto under applicable law immediately prior to the filing of this certificate of corporate domestication pursuant to the provisions of Section 388 of the General Corporation Law of the State of Delaware is Ontario, Canada and the principal place of business was 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, Ontario, M5H 2T6.

5.
The domestication of the Corporation as a Delaware corporation has been approved in the manner provided for and in accordance with the organization documents that govern the internal affairs and the conduct of the business of the Corporation and in accordance with applicable laws of the province of Ontario.  A certificate of incorporation of DecisionPoint Systems International Inc., which was approved in the manner provided for and in accordance with the organization documents that govern the internal affairs and the conduct of the business of the Corporation and in accordance with applicable laws of the province of Ontario, is being filed contemporaneously with this Certificate of Corporate Domestication.

6.	The effective time of this certificate of corporate domestication shall be <*>, 2011.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officer on this <*> day of <*>, 2011.

DECISIONPOINT SYSTEMS, INC.,

By:   ________________
Name: Nicholas R. Toms
Title: President

CERTIFICATE OF INCORPORATION
OF
DECISIONPOINT SYSTEMS, INC.

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware (the “DGCL”), do execute this certificate of incorporation and do hereby certify as follows:

FIRST:  The name of the corporation (hereinafter called the “Corporation”) is DecisionPoint Systems, Inc.

SECOND:  The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle; and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

THIRD:  The nature of the business and the purposes to be conducted and promoted by the Corporation are as follows:

To conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:  4.01  Authorized Capital Stock.  The total number of shares of stock this Corporation is authorized to issue shall be 110,000,000 shares. This stock shall be divided into two classes to be designated as "Common Stock" and "Preferred Stock."

  4.02  Common Stock.  The total number of authorized shares of Common Stock shall be 100,000,000 shares with par value of US$0.001 per share. Each share of Common Stock when issued, shall have one (1) vote on all matters presented to the stockholders.

  4.03  Preferred Stock.  The total number of authorized shares of Preferred Stock shall be 10,000,000 shares with par value of US$0.001 per share. The board of directors shall have the authority to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

  (a)   Whether or not the class or series shall have voting rights, full or limited, the nature and qualifications, limitations and restrictions on those rights, or whether the class or series will be without voting rights;

  (b)   The number of shares to constitute the class or series and the designation thereof;

  (c)   The preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

  (d)   Whether or not the shares of any class or series shall be redeemable and if redeemable, the redemption price or prices, and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

  (e)   Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking funds be established, the amount and the terms and provisions thereof;

  (f)  The dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

  (g)   The preferences, if any, and the amounts thereof which the holders of any class or series thereof are entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of assets of, the Corporation;

  (h)   Whether or not the shares of any class or series are convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

  (i)  Such other rights and provisions with respect to any class or series as may to the board of directors seem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any respect. The Board of Directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

FIFTH:  The Corporation is to have perpetual existence.

SIXTH:  The bylaws of the Corporation may be made, altered, amended, changed, added to, or repealed by the board of directors of the Corporation without the consent or vote of the stockholders.

SEVENTH:  The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Sec. 102 of the DGCL, as the same may be amended and supplemented.

EIGHTH :  The Corporation shall, to the fullest extent permitted by the provisions of Sec. 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

TENTH:  From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article TENTH.

Dated:  <*>, 2011

 __________________________
Nicolas R. Toms

BY-LAWS

OF

DECISIONPOINT SYSTEMS, INC.

(hereinafter called the “Corporation”)

ARTICLE I

OFFICES

Section 1.  Registered Office.  The registered office of the Corporation shall be in the City of Dover, County of Kent, State of Delaware.

Section 2.  Other Offices.  The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II

MEETING OF STOCKHOLDERS

Section 1.  Place of Meetings.  Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.   Annual Meetings.  The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting.  Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

Section 3.  Special Meetings.  Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary, or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote.  Such request shall state the purpose or purposes of the proposed meeting.  Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 4.  Quorum.  Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.  If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, of the time and place of the adjourned meeting, until a quorum shall be present or represented.  At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.  If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

Section 5.  Voting.  Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.  Each stockholder represented at a meeting of shareholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder.  Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period.  The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 6.  Consent of Stockholders in Lieu of Meeting Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.  The written consents shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which the proceedings are recorded.  Delivery to the registered officer shall be by hand or certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 7.  List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.  Such list shall be open to the examination of any stockholder, for any purpose to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held.  The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 8.  Stock Ledger.  The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

ARTICLE III

DIRECTORS

Section 1.  Number and Election of Directors.  The Board of Directors shall consist of one or more members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors.  Except as provided in Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal.  Any director may resign at any time upon written notice to the Corporation.  Directors need not be stockholders.

Section 2.  Vacancies.  Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

Section 3.  Duties and Powers.  The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

Section 4.  Meetings.  The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware.  Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors.  Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any one (1) director.  Notice thereof stating the place, date and hour of the meetings shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone, fax or e-mail on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 5.  Quorum.  Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors.  If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 6.  Actions of Board.  Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 7.  Meetings by Means of Conference Telephone.  Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to the Section 7 shall constitute presence in person at such meeting.

Section 8.  Committees.  The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.  Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation.  Each committee shall keep regular minutes and report to the Board of Directors when required.

Section 9.  Compensation.  The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid for attendance at each meeting of the Board of Directors or a stated annual salary as director.  Compensation may also consist of such options, warrants rights, shares of capital stock or any other form of remuneration approved by the Board of Directors.  No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.  Members of special or standing committees may be allowed like reimbursement of expenses for attending committee meetings.

Section 10.  Interested Directors.  No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or their committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

Section 1.  General.  The officers of the Corporation shall be chosen by the Board of Directors and shall be a President.  The Board of Directors, in its discretion, may also choose a Secretary, Chairman of the Board of Directors (who must be a director), Treasurer and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers.  Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws.  The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

Section 2.  Election.  The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal.  Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors.  Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors.  The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3.  Voting Securities Owned by the Corporation.  Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present.  The Board of Directors may, by resolution, from time to time confer like powers upon an-other person or persons.

Section 4.  Chairman of the Board of Directors.  The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors.  He shall be the Chief Executive Officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall "possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors.  During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President.  The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

Section 5.  President.  The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.  He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President.  In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors.  If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation.  The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

Section 6.  Vice-Presidents.  At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice-President or the Vice-Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.  Each Vice-President shall perform such other-duties and have such other powers as the Board of Directors from time to time may prescribe.  If there be no Chairman of the Board of Directors and no Vice-President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

Section 7.  Secretary.  The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be.  If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given.  The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary.  The Board of Directors may give general authority to any' other officer to affix the seal of the Corporation and to attest the affixing by his signature.  The Secretary shall see that all books, reports, statements, certificates and other documents and records required by Law to be kept or filed are properly kept or filed, as the case may be.

Section 8.  Treasurer.  The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.  The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render unto the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation.  If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

Section 9.  Assistant Secretaries.  Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice-President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

Section 10.  Assistant Treasurers.  Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice-President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer.  If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

Section 11.  Other Officers.  Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors.  The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V

STOCK

Section 1.  Form of Certificates.  Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice-President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

Section 2.  Signatures.  Any or all of the signatures on the certificate may be by facsimile.  In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 3.  Lost Certificates.  The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed.  When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.  Transfers.  Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws.  Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

Section 5.  Record Date.  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 6.  Beneficial Owners.  The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VI

NOTICES

Section 1.  Notices.  Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail.  Written notice may also be given personally or by telegram, email, fax or cable.

Section 2.  Waivers of Notice.  Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

GENERAL PROVISIONS

Section 1.  Dividends.  Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock.  Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2.  Disbursements.  All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3.  Fiscal Year.  The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4.  Corporate Seal.  The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”.  The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII

INDEMNIFICATION AND DIRECTORS' LIABILITY

Section 1.  Indemnification of Directors and Officers.  The Corporation shall be required, to the fullest extent authorized by Section 145 of the General Corporation Law of the State of Delaware (the “GCL”), as the same may be amended and supplemented, to indemnify any and all directors and officers of the Corporation.

ARTICLE IX

AMENDMENTS

Section 1.  These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice' of such meeting of stockholders or Board of Directors, as the case may be.  All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

Section 2.  Entire Board of Directors.  As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

SCHEDULE B
PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE ONTARIO BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings. Any capitalized terms used herein but not defined shall have the meanings ascribed to them in the Arrangement Agreement.

“Additional Comamtech Shares” means the additional shares of the Surviving Corporation issued in accordance with Section 3.14;

“Additional DecisionPoint Shares” means the additional shares of the Surviving Corporation issued in accordance with Section 3.14;

“Amalgamation” means the amalgamation of the Amalgamating Corporations pursuant to Section 182(d) of the OBCA in the manner provided herein;

“Amalgamated Corporation” means the corporation resulting from the Amalgamation;

“Amalgamating Corporations” means each of MergerCo and DecisionPoint and Amalgamating Corporations means both of them;

“Amendment No. 1 to the Arrangement Agreement” means the first amendment to the Arrangement Agreement entered into among Comamtech, DecisionPoint and MergerCo, dated December 23, 2010, a copy of which has been filed under Comamtech’s profile on SEDAR at www.sedar.com;

“Amendment No. 2 to the Arrangement Agreement” means the second amendment to the Arrangement Agreement entered into among Comamtech, DecisionPoint and MergerCo, dated March 22, 2011, a copy of which has been filed under Comamtech’s profile on SEDAR at www.sedar.com;

“Amendment No. 3 to the Arrangement Agreement” means the third amendment to the Arrangement Agreement entered into among Comamtech, DecisionPoint and MergerCo, dated April 8, 2011, a copy of which has been filed under Comamtech’s profile on SEDAR at www.sedar.com;

“Amendment No. 4 to the Arrangement Agreement” means the fourth amendment to the Arrangement Agreement entered into among Comamtech, DecisionPoint and MergerCo, dated April 13, 2011;

“Arrangement” means the arrangement of each of Comamtech and MergerCo made pursuant to the provisions of Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 hereof or made at the direction of the Court in the Interim Order or Final Order and consented to in writing by Comamtech and DecisionPoint, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated October 20, 2010 among Comamtech, DecisionPoint and MergerCo, as amended by Amendment No. 1 to the Arrangement Agreement, Amendment No. 2 to the Arrangement Agreement, Amendment No. 3 to the Arrangement Agreement and Amendment No. 4 to the Arrangement Agreement, pursuant to which such parties propose to implement the Arrangement, including any amendment thereto;

“Arrangement Resolution” means the resolution of Comamtech’s Shareholders approving the Arrangement;

“Articles of Arrangement” means the articles of arrangement of each of Comamtech (the “Comamtech Articles of Arrangement”) and MergerCo (the “MergerCo Articles of Arrangement”) to be filed with the Director in connection with the Arrangement, which shall be in a form and content satisfactory to Comamtech and DecisionPoint, each acting reasonably;

“Business Day” means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in Montreal, Québec, Toronto, Ontario or New York City are not open for business during normal banking hours;

“Certificate of Arrangement” means the certificate to be issued by the Director pursuant to Section 183 of the OBCA giving effect to the Arrangement;

“Comamtech” means Comamtech Inc., a corporation incorporated under the laws of the Province of Ontario;

“Comamtech Meeting” means the special meeting of Comamtech’s Shareholders (including any adjournments or postponements thereof) to be held to consider and, if deemed advisable, to, inter alia, approve the Arrangement;

“Comamtech Preferred Shares” means the Series A Cumulative Convertible Preferred Shares and the Series B Cumulative Convertible Preferred Shares in the capital stock of Comamtech to be created and issued pursuant to Article 3 hereof;

“Comamtech Shares” means the common shares in the capital of Comamtech;

“Comamtech Shareholders” means the holders of all common shares of Comamtech outstanding immediately prior to the Effective Time;

“Continuance” means the application by Comamtech to the Secretary of State for the State of Delaware requesting that Comamtech be continued as if it had been incorporated under the laws of the State of Delaware;

“Court” means the Ontario Superior Court of Justice, Commercial List;

“DecisionPoint” means DecisionPoint Systems, Inc., a corporation incorporated under the laws of the State of Delaware;

“DecisionPoint Common Shares” means the common shares in the share capital of DecisionPoint outstanding immediately prior to the Effective Time;

“DecisionPoint Options” means the options to acquire DecisionPoint Shares to be issued to directors, officers, employees and consultants of DecisionPoint pursuant to the DecisionPoint Stock Option Plan;

“DecisionPoint Preferred Shares” means collectively, the Series A Cumulative Convertible Preferred Stock and the Series B Cumulative Convertible Preferred Stock in the share capital of DecisionPoint outstanding immediately prior to the Effective Time;

“DecisionPoint Shareholders” means the holders of all common shares of DecisionPoint outstanding immediately prior to the Effective Time;

“DecisionPoint Warrants” means all the issued and outstanding warrants to purchase DecisionPoint Shares;

“Depositary” means the Person acting as depositary under the Arrangement;

“Dissent Rights” means the rights of a registered Comamtech Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Comamtech Shares in respect of which such Comamtech Shareholder dissents, all in accordance with Section 185 of the OBCA, the Interim Order and Article 4 hereof;

“Dissenting Shareholder” means a registered Comamtech Shareholder that validly exercises Dissent Rights;

“Director” has the meaning ascribed thereto by the OBCA on the date hereof;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Final Order” means the final order of the Court in a form acceptable to Comamtech and DecisionPoint, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Comamtech and DecisionPoint, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Comamtech and DecisionPoint, each acting reasonably) on appeal;

“Final Shareholders’ Equity Balance” has the meaning ascribed thereto in Section 3.14(d);

“Interim Order” means the interim order of the Court in a form acceptable to Comamtech and DecisionPoint, each acting reasonably, providing for, among other things, the calling and holding of the Comamtech Meeting, as such order may be amended by the Court (with the consent of the Corporation and Comamtech, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Comamtech and DecisionPoint, each acting reasonably) on appeal;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“MergerCo” means 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech incorporated under the laws of the Province of Ontario;

“Neutral Auditor” has the meaning ascribed thereto in Section 3.14(c);

“OBCA” means the Ontario Business Corporations Act, R.S.O. 1990, c. B.16 as amended or re-enacted from time to time;

“Objection Notice” has the meaning ascribed thereto in Section 3.14(b);

“Opening Balance Sheet Audit” has the meaning ascribed thereto in Section 3.14(a);

“Parties” means Comamtech, DecisionPoint and MergerCo, and “Party” means any one of them;

“Person” includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, as it may be amended pursuant to Article 6 hereof or at the direction of the Court in the Interim Order or the Final Order (with the consent of the Corporation and Comamtech, each acting reasonably), as the case may be;

“Purchase Price Statement” has the meaning ascribed thereto in Section 3.14(a);

“Record Date” means, in the case of DecisionPoint, the Closing Date, and in the case of Comamtech, the record date as set forth in the management information circular of Comamtech relating to the Arrangement;

“Series A Cumulative Convertible Preferred Shares” means the Series A Cumulative Convertible Preferred Shares in the capital stock of Comamtech to be created and issued pursuant to section 3.2 hereof;

“Series B Cumulative Convertible Preferred Shares” means the Series B Cumulative Convertible Preferred Shares in the capital stock of Comamtech to be created and issued pursuant to section 3.3 hereof;

“Shareholder Representatives” shall be appointed by the Board of Directors of Comamtech before the Closing Date and shall be for the purposes hereof: Marc Ferland and Lawrence Yelin;

“Surviving Corporation” shall mean Comamtech after the Arrangement and after the Continuance is effective; and

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

1.2	Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to articles or sections refers to the specified articles or sections of this Plan of Arrangement.

1.3           Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include both genders.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in this Plan of Arrangement.

1.6	Governing Law and Time

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein.  All times expressed herein are local time (Toronto, Ontario) unless otherwise stipulated herein.

1.7	Schedules

The following Schedules are attached to this Plan of Arrangement and are incorporated in and form part of this Plan of Arrangement:

Schedule 1	Comamtech Share Provisions
Schedule 2	Authorized Share Capital of the Amalgamated Corporation
Schedule 3	Amalgamated Corporation By-Laws
Schedule 4	Comamtech By-Laws
Schedule 5	Formula for Section 3.14

ARTICLE 2

BINDING EFFECT

2.1	Binding Effect

2.1.1
This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on (i) DecisionPoint, (ii) Comamtech, (iii) MergerCo, (iv) Comamtech Shareholders, and (v) all holders of DecisionPoint Shares, in each case without any further authorisation, act or formality, on the part of the parties participating in the Plan of Arrangement, the Court or the Director.

2.1.2
Each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event may occur without all steps occurring and the events together effect the integrated transaction which constitutes the Arrangement.

2.1.3           The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective on the Effective Date and that each of the provisions of Article 3 below has become effective in the sequence set out therein and each section will be deemed to be completed prior to the provisions of the next section.

ARTICLE 3

ARRANGEMENT

Pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur without any further authorization, act or formality at the Effective Time (unless otherwise specified), in the following order:

3.1	Creation of Comamtech Preferred Shares

Comamtech’s authorized share capital shall be altered by amending its articles of incorporation to create an unlimited number of Comamtech convertible preferred shares issuable in series having the rights, privileges, restrictions and conditions set out in Schedule 1 attached hereto.

3.2	Creation of Series A Cumulative Convertible Preferred Shares

Comamtech’s authorized share capital shall be further altered by amending its articles of incorporation to create and designate 500,000 Series A Cumulative Convertible Preferred Shares having the rights, privileges, restrictions and conditions set out in Schedule 1 attached hereto.

3.3	Creation of Series B Cumulative Convertible Preferred Shares

Comamtech’s authorized share capital shall be further altered by amending its articles of incorporation to create and designate 500,000 Series B Cumulative Convertible Preferred Shares having the rights, privileges, restrictions and conditions set out in Schedule 1 attached hereto.

3.4	Name Change

Comamtech’s articles of incorporation shall be amended to change its name to a name specified in the Articles of Arrangement by DecisionPoint prior to or on the Effective Date.

3.5	The Amalgamation

DecisionPoint and MergerCo shall amalgamate to form the Amalgamated Corporation and shall continue as one corporation under the OBCA, with the effect set forth in Subsection 182(1)(d) of the OBCA, as follows:

(a)
Each whole DecisionPoint Common Share shall be converted into and each holder of DecisionPoint Common Shares shall be entitled to receive, subject to Sections 5.1 and 5.4, 0.125 of a Comamtech Share for each whole DecisionPoint Common Share, with holders of DecisionPoint Common Shares receiving not more than 4,593,661 Comamtech Shares;

(b)	Each whole DecisionPoint Preferred Share shall be converted into and each holder of DecisionPoint Preferred Shares shall be entitled to receive, subject to Sections 5.1 and

5.4, 0.125 of a Comamtech Convertible Preferred Share for each whole DecisionPoint Preferred Share, with holders of DecisionPoint Preferred Shares receiving not more than243,750 Series A Cumulative Convertible Preferred Shares and not more than 118,750 Series B Cumulative Convertible Preferred Shares;

(c)	The name of the Amalgamated Corporation shall be specified in the Articles of Arrangement by DecisionPoint prior to or on the Effective Date;

(d)	The address of the registered office of the Amalgamated Corporation shall be 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20 Toronto, ON M5H 2T6;

(e)	There shall be no restrictions on the business that the Amalgamated Corporation may carry on or on the powers it may exercise;

(f)
At the time of the filing of Articles of Arrangement with the Director, the Amalgamated Corporation shall be authorized to issue an unlimited number of common and preferred shares having the rights, privileges, restrictions and conditions as provided in Schedule 2 attached hereto;

(g)
The board of directors of the Amalgamated Corporation shall consist of not less than a minimum of one nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 2. The initial directors of the Amalgamated Corporation shall be Nicholas R. Toms and Marc Ferland;

(h)	The by-laws of the Amalgamated Corporation shall be as provided in Schedule 3 attached hereto;

(i)
The transfer of shares in the capital of the Amalgamated Corporation shall be restricted in that no share may be transferred without either: (i) the consent of the directors of the Amalgamated Corporation  expressed by resolution passed by the board of directors of the Amalgamated Corporation or by an instrument or instruments in writing signed by all of such directors, or (ii) the consent of the holders of shares to which are attached more than 50% of the voting rights attaching to all shares for the time being outstanding entitled to vote at such time expressed by a resolution passed by such shareholders at a meeting duly called and constituted for that purpose or by an instrument or instruments in writing signed by all of such shareholders;

(j)
Each whole common share of MergerCo outstanding immediately prior to the Effective Date shall be converted into, and Comamtech shall be entitled to receive, one preferred share in the capital of the Amalgamated Corporation having a fixed redemption amount equal to the original issue price of such common share. As consideration for the issuance by Comamtech of the Comamtech Shares and the Comamtech Preferred Shares under the Arrangement, the Amalgamated Corporation will issue to Comamtech 1,000 common shares in its capital stock;

(k)
The stated capital account of the preferred shares of the Amalgamated Corporation shall be set at an amount equal to the “paid-up capital” (within the meaning of the Tax Act) of the common shares of MergerCo outstanding immediately prior to the Effective Date. The stated capital account of the common shares of the Amalgamated Corporation shall be set at an amount equal to the sum of (i) the “paid-up capital” (within the meaning of the Tax Act) of the DecisionPoint Common Shares being exchanged into Comamtech

Shares and (ii) the “paid-up capital” (within the meaning of the Tax Act) of the DecisionPoint Preferred Shares being exchanged into Comamtech Preferred Shares.

3.6	Directors of Comamtech

The articles of incorporation of Comamtech shall be amended to provide that board of directors of Comamtech shall consist of not less than a minimum of one nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 7. The directors of Comamtech effecting from and after the Effective Date until their successors are elected or appointed, shall be Nicholas R. Toms, Donald W. Rowley, David M. Rifkin, Jay B. Sheehy, Robert M. Chaiken, Marc Ferland and Lawrence Yelin.

3.7	Comamtech Bylaws

The existing bylaws of Comamtech shall be repealed and replaced with the bylaws attached hereto as Schedule 4.

3.8	Treatment of DecisionPoint Options

By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Option, that is outstanding immediately prior to the Arrangement shall be converted into an option to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such DecisionPoint Option, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Option multiplied by the Exchange Ratio (rounded to the nearest whole share), at an exercise price per share equal to the exercise price for each DecisionPoint Option adjusted by the Exchange Ratio.

3.9	Treatment of DecisionPoint Warrants

By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Warrant that is outstanding immediately prior to the Arrangement shall be converted into a warrant to purchase, on the same terms and conditions as applied to each such DecisionPoint Warrant, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Warrant multiplied by the Exchange Ratio (rounded to the nearest whole share),at an exercise price per share equal to the exercise price for each DecisionPoint Warrant adjusted by the Exchange Ratio.

3.10	Treatment of Certain Closing Payments

By virtue of the Arrangement and pursuant to certain contractual obligations of Comamtech, Comamtech will issue: (i) 89,007 Comamtech Shares to Mr. David Goldman; and (ii) 153,883 Comamtech Shares to Spencer Clarke LLC.

3.11	No Fractional Comamtech Shares, No Fractional Comamtech Preferred Shares

No fractional Comamtech Shares and no fractional Comamtech Preferred Shares shall be issued to holders of DecisionPoint Common Shares or to holders of DecisionPoint Preferred Shares.  The number of Comamtech Shares or Convertible Preferred Shares to be issued to holders of DecisionPoint Common Shares or DecisionPoint Preferred Shares shall be rounded down to the nearest whole Comamtech Share or nearest whole Convertible Preferred Share as applicable.  In calculating such fractional interests, all

DecisionPoint Common Shares and all DecisionPoint Preferred Shares, as applicable, registered in the name of the holder shall be aggregated.

3.12	Transfer of Comamtech Shares by Dissenting Shareholders

Each Comamtech Share held by a Dissenting Shareholder shall, without any further action by or on behalf of the Dissenting Shareholder, be deemed to have been surrendered to Comamtech, free and clear of all Liens, for cancellation and such Dissenting Shareholder shall cease to be the holder of such Comamtech Shares and to have any rights as a holder of such Comamtech Shares other than the right to be paid the fair value for such Comamtech Shares by Comamtech in accordance with the provisions of Article 4.

3.13	Continuance

Comamtech shall be continued under the General Corporation Law of the State of Delaware.

3.14	Post-Closing Adjustments

(a)
After the Arrangement, the Surviving Corporation shall hire an auditor, licensed by the U.S. Public Corporation Accounting Oversight Board, to perform an audit (in accordance with U.S. Generally Accepted Accounting Principles) of the balance sheet of Comamtech as of the Closing Date (the “Opening Balance Sheet Audit”).  Such Opening Balance Sheet Audit shall include line items for Comamtech’s assets, liabilities and shareholders’ equity as of the Closing Date.  Comamtech shall provide the Surviving Corporation’s auditors and accounting and other personnel access to the books and records of Comamtech and any other documents or information reasonably requested.  On or before August 25, 2011, the Surviving Corporation shall prepare a statement (the “Purchase Price Statement”) setting forth its good faith computation of the shareholders’ equity as of August 15, 2011.  The Purchase Price Statement shall include the balances from the Opening Balance Sheet Audit with adjustments for realized and unrealized gains and losses and income and expenses from the disposition and maintenance of the assets and liabilities on the Opening Balance Sheet Audit.  The Surviving Corporation shall deliver such Purchase Price Statement to the Shareholder Representatives together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Purchase Price Statement. Following the delivery of the Purchase Price Statement, the Surviving Corporation shall provide the Shareholder Representatives prompt and reasonable access to the Surviving Corporation’s auditors and accounting and other personnel to the books and records and any other documents or information reasonably requested by the Shareholder Representatives in order to allow the Shareholder Representatives to verify the accuracy of the computation set forth in the Purchase Price Statement.

(b)
If the Shareholder Representatives disagree with the calculation of any of the items set forth in the Purchase Price Statement, the Shareholder Representatives shall notify the Surviving Corporation in writing of such disagreement (an “Objection Notice”) within 10 days after receipt of the Purchase Price Statement by the Shareholder Representatives. Any Objection Notice shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) specify the line item or items in the Purchase Price Statement with which the Shareholder Representatives disagree and the amount of each such line item or items as calculated by the Shareholder Representatives. The Shareholder Representatives shall be deemed to have agreed with all items and amounts included in the Purchase Price Statement except such items that are specifically disputed in the Objection Notice. If the Shareholder Representatives fail to deliver an Objection Notice to the Surviving Corporation within 10 days after receipt of the Purchase Price Statement by the Shareholder Representatives, the Purchase Price Statement shall be deemed final and binding on the Comamtech Shareholders and the DecisionPoint Shareholders.

(c)
If the Shareholder Representatives deliver an Objection Notice to the Purchase Price Statement within 10 days following the receipt of such statement, then the Shareholder Representatives and the Surviving Corporation shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiations not result in an agreement within ten days after delivery of an Objection Notice, the issues remaining in dispute shall be submitted to a neutral auditor selected by the Shareholder Representatives and Board of Directors of the Surviving Corporation (the “Neutral Auditor”), each acting reasonably.  Within 5 days of selecting the Neutral Auditor, the Shareholder Representatives shall furnish or cause to be furnished to the Neutral Auditor such work papers and other documents and information relating to the disputed issues as they may deem necessary or appropriate or as the Neutral Auditor may request and that are available to that party or its agents. Further, the Shareholder Representatives shall be afforded the opportunity to present to the Neutral Auditor any material relating to the disputed issues and to discuss the issues with the Neutral Auditor, provided, however, that no party shall have any discussions with the Neutral Auditor without first providing the other parties with notice of such discussions and a reasonable opportunity to attend, observe or otherwise participate in such discussions. The Neutral Auditor will deliver to the Shareholder Representatives, as promptly as practicable and in any event within 21 days after its appointment, a written determination (which determination shall include a worksheet setting forth all material calculations used in arriving at such determination and shall be based solely on information provided to the Neutral Auditor by the Shareholder Representatives of the disputed items. In resolving any disputed item, the Neutral Auditor: (i) shall be bound by the principles set forth in this Section and (ii) shall limit its review to the line items and items specifically set forth in and properly raised in an Objection Notice. The Neutral Auditor’s determination shall be final and binding on the Comamtech Shareholders and the DecisionPoint Shareholders.

(d)
Upon the agreement of the Shareholder Representatives or the decision of the Neutral Auditor, or if the Shareholder Representatives fail to deliver an Objection Notice within the 10 day period provided in this section, the Purchase Price Statement, as adjusted (if necessary), including the final (as adjusted pursuant hereto) shareholders’ equity balance (the “Final Shareholders’ Equity Balance”) shall constitute the final shareholders’ equity balance for all purposes hereunder.

(e)
If the Final Shareholders’ Equity Balance exceeds $7,633,000, then the shareholders of Comamtech at the Record Date shall be entitled to receive on a pro rata basis, to be issued as additional consideration, shares equal to the Additional Comamtech Shares on Schedule 5 according to the Final Shareholders’ Equity Balance.

(f)
If the Final Shareholders’ Equity Balance is less than $7,233,000, then the shareholders of DecisionPoint at the Record Date shall be entitled to receive on a pro rata basis, to be issued as additional consideration, shares equal to the Additional DecisionPoint Shares on Schedule 5 according to the Final Shareholders’ Equity Balance.

(g)	The Additional Comamtech Shares or Additional DecisionPoint Shares, if any, shall be distributed in accordance with the foregoing on or before October 31, 2011.

(h)
It is agreed that any costs related to the audit shall not be accrued as liabilities in the Opening Balance Sheet Audit or in the Final Shareholders’ Equity Balance. The Shareholder Representatives may consult with such professional advisors as they may deem reasonably necessary in order to verify the accuracy or computations set forth herein at the expense of the Surviving Corporation, it being understood that such professional advisory expenses shall in no event exceed $10,000.

ARTICLE 4

DISSENT RIGHTS

4.1	Rights of Dissent

4.1.1
Each registered holder of Comamtech Shares may exercise rights of dissent with respect to such Comamtech Shares pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by this Article 4 and the Interim Order or the Final Order; provided that, notwithstanding Subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in Subsection 185(6) of the OBCA must be received by Comamtech before 5:00 p.m. on the Business Day preceding the Comamtech Meeting.

4.1.2	Registered holders of Comamtech Shares who duly exercise Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Comamtech Shares which, shall be paid an amount equal to such fair value (less any amounts withheld pursuant to Section 5.4 hereof) by Comamtech and shall be deemed to have transferred such Comamtech Shares to Comamtech at the Effective Time; or

(b)
are ultimately not entitled for any reason to be paid fair value for their Comamtech Shares shall be deemed to have participated in the Arrangement on the same basis as any non Dissenting Shareholder of Comamtech Shares and shall not be entitled to receive any consideration other than the number of Comamtech Shares cancelled pursuant to Section 3.12 above (as the same may be adjusted to account for any corporate actions taken by Comamtech after the Effective Time as if the holder was a holder of Comamtech Shares at the relevant time);

and in no case shall Comamtech or any other person be required to recognize such Dissenting Shareholders as holders of Comamtech Shares after the Effective Time (other than as provided in Section 4.1.2(b)), and the names of such Dissenting Shareholders of Comamtech Shares shall be deleted from the register of shareholders of Comamtech Shares at the Effective Time.

4.1.3
For the purpose of this Article 4, the fair value of the Comamtech Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by holders of Comamtech Shares at the Comamtech Meeting in accordance with the procedures applicable in Section 185(4) of the OBCA.

4.1.4
In addition to any other restrictions under Section 185 of the OBCA and for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Comamtech options and (ii) holders of Comamtech Shares who vote, or who have instructed a proxyholder to vote and have not revoked such vote or instructions, in favour of the Arrangement.

ARTICLE 5

OTHER MATTERS

5.1	Surrender of Shares

(a)
Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding DecisionPoint Shares or DecisionPoint Preferred Shares, as applicable, together with such other documents and instruments as the Depositary may require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, the applicable consideration such former holder is entitled pursuant to Section 3.5(a) or 3.5(b), as applicable (less any amounts withheld pursuant to 5.4 hereof).

(b)
After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Shares shall be deemed at all times to represent only the right to receive in exchange therefor (i) the consideration that the holder of such certificate is entitled to receive in accordance with Section 3.5(a) or 3.5(b), as applicable (less any amounts withheld pursuant to 5.4 hereof).

5.2	Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding DecisionPoint Shares or DecisionPoint Preferred Shares that were exchanged for the consideration in accordance with Section 3.5(a) or 3.5(b), as applicable (less any amounts withheld pursuant to 5.4 hereof), shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the consideration in accordance with Section 3.5(a) or 3.5(b), as applicable (less any amounts withheld pursuant to 5.4 hereof). When authorizing such delivery of the consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the consideration is to be delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to Comamtech and the Depositary in such amount as Comamtech and the Depositary may direct, or otherwise indemnify Comamtech, the Amalgamated Corporation and the Depositary in a manner satisfactory to Comamtech, the Amalgamated Corporation and the Depositary, against any claim that may be made against Comamtech, the Amalgamated Corporation and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the OBCA and the articles of Comamtech and the Amalgamated Corporation.

5.3	No Entitlement to Interest

Holders of DecisionPoint Shares and/or DecisionPoint Preferred Shares shall not be entitled to any interest, dividend, premium or other payment or distribution on or with respect to such shares other than the consideration that they are entitled to receive pursuant to this Plan of Arrangement.

5.4           Withholding Rights

Comamtech, DecisionPoint, the Amalgamated Corporation and the Depositary shall be entitled to deduct and withhold such amounts as Comamtech, DecisionPoint, the Amalgamated Corporation or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former holder of DecisionPoint Shares or DecisionPoint Preferred Shares, as applicable, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

To the extent that the amount required to be deducted or withheld from any payment to any former holder of DecisionPoint Shares or DecisionPoint Preferred Shares, as applicable, exceeds the cash component, if any, of the consideration otherwise payable to such holder, Comamtech, DecisionPoint, the Amalgamated Corporation or the Depositary, as applicable, may sell or otherwise dispose of such portion of the consideration otherwise payable to such holder in the form of Comamtech Shares and/or Comamtech Preferred Shares, as applicable, as is necessary to provide sufficient funds to enable Comamtech, DecisionPoint, the Amalgamated Corporation or the Depositary, as applicable, to comply with such deduction and/or withholding requirements and Comamtech, DecisionPoint, the Amalgamated Corporation or the Depositary, as applicable, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)
MergerCo, Comamtech and DecisionPoint reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Comamtech, MergerCo and DecisionPoint, and (iii) filed with the Court and, if made following the DecisionPoint Meeting, approved by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Comamtech at any time prior to the DecisionPoint Meeting provided that DecisionPoint shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Comamtech Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the DecisionPoint Meeting shall be effective only if: (i) it is consented to in writing by each of Comamtech, MergerCo and DecisionPoint; and (ii) if required by the Court, it is consented to by holders of the shares voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)
MergerCo, Comamtech and DecisionPoint may amend, modify or supplement this Plan of Arrangement unilaterally following the Comamtech Meeting without the approval of the Comamtech Shareholders provided that each amendment, modification or supplement (i) must be set out in writing, (ii) concern a matter which, in the reasonable opinion of DecisionPoint, MergerCo and Comamtech, in each case, acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, (iii) is not adverse to the financial or economic interests of Comamtech Shareholders.

(f)
Each of MergerCo and Comamtech reserves the right to amend or modify the provisions of Sections 3.4, 3.5(d), 3.5(f), 3.5(g), 3.5(h), 3.5(j), 3.6 and 3.7 of this Plan of Arrangement in their sole discretion without the approval of the Comamtech Shareholders; provided that the amendments are approved by DecisionPoint.

ARTICLE 7

EXTINCTION OF RIGHTS

7.1	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented DecisionPoint Shares or DecisionPoint Preferred Shares shall cease to represent a claim or an interest of any kind or nature whatsoever if it is not deposited with all other instruments required by Article 5 with the Depository within six years of the Effective Date.  On the sixth anniversary of the Effective Date, the right to receive any payment for the DecisionPoint Shares or DecisionPoint Preferred Shares evidenced by such certificate shall be deemed to have been surrendered as at the Effective Date and, subject to applicable law, the applicable consideration for such shares which is payable pursuant to this Plan of Arrangement shall be returned to Comamtech.

Immediately after the Effective Time, the following shall cease to be a claim against, or interest of any kind or nature whatsoever in, MergerCo, the Amalgamated Corporation or DecisionPoint, as applicable, or any of their respective successors or assigns:

(a)	all common shares of MergerCo;

(b)
all common shares and preferred shares of the Amalgamated Corporation, other than the common shares and preferred shares of the Amalgamated Corporation to be issued to Comamtech pursuant to Section 3.5(j) hereof;

(c)
all DecisionPoint Shares, other than the DecisionPoint Shares shown at the Record Date on the register maintained by on or behalf of DecisionPoint whose sole claim shall be for the payment for the DecisionPoint Shares as provided in this Plan of Arrangement; and

(d)
all DecisionPoint Preferred Shares, other than the DecisionPoint Preferred Shares shown at the Record Date on the register maintained by on or behalf of DecisionPoint whose sole claim shall be for the payment for the DecisionPoint Preferred Shares as provided in this Plan of Arrangement.

None of DecisionPoint, MergerCo, the Amalgamated Corporation, Comamtech or the Depository (or any of their respective successors or assigns) or their respective officers and directors shall be liable to any Person in respect of any cash or property delivered to a public official pursuant to any abandoned property, escheat or similar law.

ARTICLE 8

FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence nay of the transactions or events set out herein.

SCHEDULE “1”

COMAMTECH SHARE PROVISIONS

SECTION 1	- AUTHORIZED CAPITAL

1.1	The authorized capital of the Corporation shall be increased by creating an unlimited number of cumulative convertible preferred shares (the “Preferred Shares”), issuable in series.

1.2	500,000 series A cumulative convertible preferred shares (the “Series A Preferred Shares”) shall be designated as the first series of the Preferred Shares.

1.3	500,000 series B cumulative convertible preferred shares (the “Series B Preferred Shares”) shall be designated as the second series of the Preferred Shares.

1.4	After giving effect to the foregoing, the Corporation is authorized to issue:

(a)	an unlimited number of Preferred Shares, issuable in series;

(b)	243,750 Series A Preferred Shares;

(c)	118,750 Series B Preferred Shares; and

(d)	an unlimited number of common shares (the “Common Shares”).

1.5
The rights, privileges and conditions attaching to the Preferred Shares and the Common Shares and, in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, attaching to the Series A Preferred Shares and to the Series B Preferred Shares, are as set out in this Schedule “1” (collectively, the “Share Provisions”).

SECTION 2	- INTERPRETATION

2.1	Definitions

“Act” means the Business Corporations Act (Ontario), as now enacted or as the same may from time to time be amended, re-enacted or replaced (and, in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions.

“Alternate Consideration” means the same kind and amount of securities, cash or property as a Holder would have been entitled to receive upon the occurrence of a Fundamental Transaction if such Holder had been, immediately prior to such Fundamental Transaction, the holder of one Common Share.

“Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of Preferred Shares held by the applicable Holder.

“Business Day” means any day except Saturday, Sunday, any day which shall be a legal holiday in Toronto, Ontario or any day on which banking institutions in Toronto, Ontario or in New York City are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Certificate of Arrangement” means the certificate of arrangement of the Corporation (of which these Share Provisions are a part).

“Common Shareholder” means a person recorded in the securities register of the Corporation for the Common Shares as being the registered holder of one or more Common Shares.

“Common Shares” shall have the meaning set forth in Section 1.4 and Shares of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Conversion Date” means the date on which a conversion of Preferred Shares is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile a Notice of Conversion to the Corporation. If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date on which such Notice of Conversion to the Corporation is deemed delivered hereunder.

“Corporation” means Comamtech Inc., which is concurrently changing its corporate name to “DecisionPoint Systems Inc.”.

“Conversion Shares” means, collectively, the shares of Common Shares issuable upon conversion of Preferred Shares in accordance with the terms hereof.

“Court” means the Ontario Superior Court of Justice.

“DecisionPoint” means DecisionPoint Systems, Inc., a body corporate formed under the laws of the State of Delaware that is concurrently amalgamating with 2259736 Ontario Inc. to form DecisionPoint Systems International Inc., a corporation subject to the Act.

“Directors” or “Board of Directors” means the board of directors of the Corporation.

“Effective Date” means the date that the Certificate of Arrangement is effective.

“Fundamental Transaction” means any of the following: (i) the Corporation effects any amalgamation or arrangement of the Corporation with or into another Person; (ii) the Corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions; (iii) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property; or (iv) the Corporation effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property.

“Holder” shall mean the owner of the Preferred Shares.

“Liquidation” means any liquidation, dissolution or winding-up of the Corporation.

“Liquidation Distribution” means a distribution of assets of the Corporation among its shareholders arising on the Liquidation of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

       “Notice of Conversion” means the form of conversion notice provided by the Corporation.

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, limited liability company and a natural person in his or her capacity as trustee, executor, administrator or other legal representative.

“Preferred Shares” has the meaning set forth in Section 1.1.

“Series A Conversion Ratio” shall have the meaning set forth in Section 4.4(2).

“Series A Preferred Shareholder” means a person recorded in the securities register of the Corporation for the Series A Preferred Shares as being the registered holder of one or more Series A Preferred Shares.

“Series A Preferred Shares” has the meaning set forth in Section 1.2.

“Series B Conversion Ratio” shall have the meaning set forth in Section 5.4(2).

“Series B Preferred Shareholder” means a person recorded in the securities register of the Corporation for the Series B Preferred Shares as being the registered holder of one or more Series B Preferred Shares.

“Series B Preferred Shares” has the meaning set forth in Section 1.3.

“Share Price” means the price at which the Common Shares are listed on a Trading Market on a Trading Day.

“Share Provisions” has the meaning set forth in Section 1.5.

“Trading Day” means a day on which the New York Stock Exchange is open for business.

“Trading Market” means the markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question.

2.2	Gender, Etc.

Words importing only the singular number include the plural and vice versa, and words importing any gender include all genders.

2.3	Currency

Unless otherwise explicitly set forth herein, all references herein to “dollars” or “$” shall refer to the lawful currency of the United States, and all amounts payable hereunder to the holders of Series A Preferred Shares shall be payable in lawful currency of the United States.

2.4	Headings

The division of these Share Provisions into sections, paragraphs, subparagraphs or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

2.5           Governing Statute

These Share Provisions shall be governed by and are subject to the applicable provisions of the Act and all other laws binding upon the Corporation and, except as otherwise expressly provided herein, all terms used herein which are defined in the Act shall have the meanings respectively ascribed thereto in the Act.

SECTION 3	- PREFERRED SHARES

3.1	Issuable in Series

The Preferred Shares may be issued from time to time in one or more series comprised of such number of shares and with such preferred, deferred or other special rights, privileges, restrictions and conditions attached thereto as shall be fixed hereby or from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the directors of the Corporation and confirmed and declared by articles of amendment including, without limiting the generality of the foregoing:

(a)
the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

(b)	any right of redemption or right of purchase and the redemption or purchase prices and terms and conditions of any such rights;

(c)	any right of retraction vested in the holders of Preferred Shares of such series and the prices, terms and conditions of any such rights;

(d)	any rights upon Liquidation of the Corporation;

(e)	any voting rights; and

(f)	any other provisions attaching to any such series of Preferred Shares.

3.2	No Class Priority

Unless otherwise specified, no rights, privileges, restrictions or conditions attached to any series of Preferred Shares shall confer upon the shares of such series a priority in respect of dividends, distribution of assets or return of capital in the event of the Liquidation of the Corporation over the shares of any other series of Preferred Shares.

3.3	Ranking as to Dividends and Return of Capital

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of Liquidation of the Corporation, whether voluntary or involuntary, be entitled to a preference and priority over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares in such liquidation, dissolution or winding-up.

3.4           Voting

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares in accordance with the conditions attaching to each series of Preferred Shares, the Holders of a series of Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting (except where holders of a specified class or series of shares are entitled to vote separately as a class as provided in the Act).

3.5	Limited Notice Rights

Notwithstanding the aforesaid restrictions, conditions or prohibitions on the right to vote, the Holders of a series of Preferred Shares are entitled to notice of (but not the right to vote at) meetings of shareholders called for the purpose of authorizing the sale, lease or exchange of all or substantially all the property of the Corporation other than in the ordinary course of business of the Corporation pursuant to the Act.

SECTION 4	- SERIES A PREFERRED SHARES

4.1	Dividends

The Holders shall be entitled to receive, when, as and if declared by the Board of Directors, out of any funds and assets of the Corporation legally available, dividends at an annual rate of $0.32 on each Series A Preferred Share. Dividends shall be cumulative and shall accrue on each share of the outstanding Series A Preferred Share from the date of its issue by DecisionPoint (or if such shares are issued after the Effective Date, the issue by the Corporation).

4.2	Voting Rights

Except as otherwise provided herein or as otherwise required by law, the Series A Preferred Shares shall have no voting rights. However, as long as any shares of Series A Preferred Shares are outstanding, the Corporation shall not, without the approval by special resolution of the Holders of the Series A Preferred Shares voting as a separate series, (a) alter or change adversely the rights, privileges, restrictions and conditions given to the Series A Preferred Shares, (b) amend its articles in any manner that adversely affects any rights, privileges, restrictions and conditions of the Series A Preferred Shares, (c) increase the number of authorized shares of Series A Preferred Shares, or (d) enter into any agreement with respect to any of the foregoing.

4.3	Liquidation

Upon any Liquidation, the Holders of the Series A Preferred Shares shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each Series A Preferred Shares an amount equal to $4.00 per share plus any accrued and unpaid dividends thereon before any distribution or payment shall be made to the holders of any Common Shares or hereinafter issued preferred shares of any other class or series.  Upon any Liquidation, and after full payment as provided in this Section 4.3, the remaining assets of the Corporation shall be available to be distributed to all holders of the Common Shares and other shares of the Corporation.

4.4           Conversion

(1)           Conversions at Option of Holder.  Subject to the provisions of this Section 4.4, each Series A Preferred Share shall be convertible, at any time and from time to time from and after the Effective Date, at the option of the Holder thereof, provided that the Share Price is not less than $4.00.  Holders shall effect conversions by providing the Corporation with a Notice of Conversion.  Each Notice of Conversion shall specify the number of Series A Preferred Shares to be converted, the number of Series A Preferred Shares owned prior to the conversion at issue, the number of Series A Preferred Shares owned subsequent to the conversion at issue and the Conversion Date. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.  To effect conversions of Series A Preferred Shares, a Holder shall not be required to surrender the certificate(s) representing such Series A Preferred Shares to the Corporation unless all of the Series A Preferred Shares represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Series A Preferred Shares promptly following the Conversion Date at issue. Series A Preferred Shares converted into Common Shares or redeemed in accordance with the terms hereof shall be cancelled and shall not be reissued.

(2)           Series A Conversion Ratio.  The conversion ratio for the Series A Preferred Shares shall be 1 Common Share for 1 Series A Preferred Share (the “Series A Conversion Ratio”).

(3)           Beneficial Ownership Limitation.  The Corporation shall not effect any conversion of Series A Preferred Shares, and a Holder shall not have the right to convert any portion of the Series A Preferred Shares, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder’s affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by such Holder and its affiliates shall include the number of Common Shares issuable upon conversion of the Series A Preferred Shares with respect to which such determination is being made, but shall exclude the number of Common Shares which are issuable upon (A) conversion of the remaining, unconverted Series A Preferred Shares beneficially owned by such Holder or any of its affiliates, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation  subject to a limitation on conversion or exercise analogous to the limitation contained herein (including any warrants) beneficially owned by such Holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 4.4(3), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  To the extent that the limitation contained in this Section 4.4(3) applies, the determination of whether the Series A Preferred Shares are convertible (in relation to other securities owned by such Holder together with any affiliates) and of how many Series A Preferred Shares are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the Series A Preferred Shares may be converted (in relation to other securities owned by such Holder together with any affiliates) and how many Series A Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time he or she delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this Section 4.4(3) and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  For purposes of this Section 4.4(3), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as stated in the most recent of the following: (A) the Corporation’s most recent periodic or annual filing with the Securities and Exchange Commission, as the case may be, (B) a more recent public announcement by the Corporation or (C) a more recent notice by the Corporation or the Corporation’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Corporation shall within two (2) Trading Days confirm orally and in writing to such Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Series A Preferred Shares, by such Holder or its affiliates since the date as of which such number of outstanding shares of Common Shares was reported. A Holder, upon not less than 61 days’ prior notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation applicable to his or her Series A Preferred Shares.  Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Corporations and shall only apply to such Holder and no other Holder. The provisions of this Section 4.4(3) shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4.4(3) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this Section 4.4(3) shall apply to a successor holder of Series A Preferred Shares.

(4)           Mechanics of Conversion.

(a)
Delivery of Certificate Upon Conversion.  Not later than three (3) Trading Days after each Conversion Date, the Corporation shall deliver, or cause to be delivered, to the converting Holder a certificate or certificates which, on or after the Effective Date, shall contain appropriate restrictive legends and trading restrictions representing the number of Conversion Shares being acquired upon the conversion of Series A Preferred Shares.  On or after the Conversion Date, the Corporation shall, upon request of such Holder, use its best efforts to deliver any certificate or certificates required to be delivered by the Corporation under this Section 4.4(4) electronically through the Depository Trust Company or another established clearing corporation performing similar functions. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the applicable Holder shall be entitled to elect to rescind such Conversion Notice by written notice to the Corporation at any time on or before its receipt of such certificate or certificates, in which event the Corporation shall promptly return to such Holder any original Series A Preferred Share certificates delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Share certificates representing the Series A Preferred Shares unsuccessfully tendered for conversion to the Corporation.

(b)
Reservation of Shares Issuable Upon Conversion.  The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of the Series A Preferred Shares and payment of dividends on the Series A Preferred Shares, each as herein provided, free from pre-emptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series A Preferred Shares, not less than such aggregate number of Common Shares as shall be issuable (taking into account the adjustments of Section 4.5) upon the conversion of all outstanding Series A Preferred Shares. The Corporation covenants that all shares of Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

(c)
Fractional Shares.  No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series A Preferred Shares.  As to any fraction of a share which a Holder would otherwise be entitled to purchase upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

(d)
Transfer Taxes.  The issuance of certificates for shares of the Common Shares on conversion of Series A Preferred Shares shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holders of such Series A Preferred Shares and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

4.5	Certain Adjustments

(1)           Stock Dividends and Shares Splits.  If the Corporation, at any time while any Series A Preferred Shares are outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares on the Common Shares or any other Common Shares Equivalents (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon conversion of, or payment of a dividend on, Series A Preferred Shares); (B) subdivides outstanding Common Shares into a larger number of shares; (C) combines (including by way of a reverse share split or share consolidation) outstanding Common Shares into a smaller number of shares; or (D) issues, in the event of a reclassification of Common Shares, any shares of any class or series in the capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any unissued shares of the Corporation) outstanding immediately before such event and of which the denominator shall be the number of Common Shares, or in the event that Section 4.5(1)(D) shall apply reclassified shares of any class or series in the capital stock of the Corporation, outstanding immediately after such event. Any adjustment made pursuant to this Section 4.5(1) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(2)           Fundamental Transaction.  Upon the occurrence of a Fundamental Transaction at any time while any Series A Preferred Shares are outstanding, then, upon any subsequent conversion of Series A Preferred Shares, each Holder shall have the right to receive Alternate Consideration for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction. For purposes of any such conversion, the determination of the Series A Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Shares in such Fundamental Transaction, and the Corporation shall adjust the Series A Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration he or she receives upon any conversion of Series A Preferred Shares following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file articles of amendment (or comparable constating document) with the same terms and conditions and issue to the Holders new preferred shares consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred shares into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 4.5(2) and ensuring that Series A Preferred Shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(3)           Calculations.  All calculations under this Section 4.5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 4.5, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding any unissued shares of the Corporation) issued and outstanding.

(4)           Notice to the Holders.

(a)
Adjustment to Conversion Price.  Whenever the Series A Conversion Ratio is adjusted pursuant to any provision of this Section 4.5, the Corporation shall promptly deliver to each Holder a notice setting forth the Series A Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(b)
Notice to Allow Conversion by Holder.  If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Corporation shall authorize the granting to all holders of the Common Shares of rights or warrants to subscribe for or purchase any shares of any class or series in the capital stock of the Corporation or of any rights, privileges, restrictions and conditions (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common Shares, any amalgamation or arrangement to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, of any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary Liquidation of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of Series A Preferred Shares, and shall cause to be delivered to each Holder at such Holder’s last address as it shall appear upon the securities register of the Corporation, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, amalgamation, arrangement, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their shares of the Common Shares for securities, cash or other property deliverable upon such reclassification, amalgamation, arrangement, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert Series A Preferred Shares (or any part hereof) during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice.

4.6           Miscellaneous

(1)           Notices.  Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above, Attention: Chief Financial Officer or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 4.6(1). Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Corporation, or if no such address appears on the books of the Corporation, at the principal place of business of the Holders.  Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

(2)           Absolute Obligation.  Except as expressly provided herein, no provision of the Share Provisions shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages, accrued dividends and accrued interest, as applicable, on the Series A Preferred Shares at the time, place, and rate, and in the coin or currency, herein prescribed.

(3)           Lost or Mutilated Preferred Shares Certificate.  If a Holder’s Series A Preferred Share certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the Series A Preferred Shares so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

(4)           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of these Share Provisions shall be governed by and construed and enforced in accordance with the internal laws of the Province of Ontario, without regard to the principles of conflict of laws thereof.  Each party agrees that all legal proceedings concerning the interpretation and enforcement of these Share Provisions (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the Court.

(5)           Waiver.  Any waiver by the Corporation or a Holder of a breach of any provision of these Share Provisions shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of these Share Provisions or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of these Share Provisions on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of these Share Provisions.  Any waiver by the Corporation or a Holder must be in writing.

(6)           Severability.  If any provision of these Share Provisions are invalid, illegal or unenforceable, the balance of these Share Provisions shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

(7)           Status of Converted Series A Preferred Shares.  If any Series A Preferred Shares shall be converted or reacquired by the Corporation, such Series A Preferred Shares shall be cancelled and shall not be restored to the status of authorized but unissued Series A Preferred Shares.

SECTION 5                      - SERIES B PREFERRED SHARES

5.1	Dividends

The Holders shall be entitled to receive, when, as and if declared by the Board of Directors, out of any funds and assets of the Corporation legally available, dividends at an annual rate of $0.256 on each Series B Preferred Share. Dividends shall be cumulative and shall accrue on each share of the outstanding Series B Preferred Share from the date of its issue by DecisionPoint (or if such shares are issued after the Effective Date, the issue by the Corporation).

5.2	Voting Rights

Except as otherwise provided herein or as otherwise required by law, the Series B Preferred Shares shall have no voting rights. However, as long as any shares of Series B Preferred Shares are outstanding, the Corporation shall not, without the approval by special resolution of the Holders of the Series B Preferred Shares voting as a separate series, (a) alter or change adversely the rights, privileges,  restrictions and conditions given to the Series B Preferred Shares, (b) amend its articles in any manner that adversely affects any rights, privileges, restrictions and conditions of the Series B Preferred Shares, (c) increase the number of authorized shares of Series B Preferred Shares, or (d) enter into any agreement with respect to any of the foregoing.

5.3	Liquidation

Upon any Liquidation, the Holders of the Series B Preferred Shares shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each Series B Preferred Shares an amount equal to $3.20 per share plus any accrued and unpaid dividends thereon before any distribution or payment shall be made to the holders of any Common Shares or hereinafter issued preferred shares of any other class or series.  Upon any Liquidation, and after full payment as provided in this Section 5.3, the remaining assets of the Corporation shall be available to be distributed to all holders of the Common Shares and other shares of the Corporation.

5.4	Conversion

(1)           Conversions at Option of Holder.  Subject to the provisions of this Section 5.4, each Series B Preferred Share shall be convertible, at any time and from time to time from and after the Effective Date, at the option of the Holder thereof, provided that the Share Price is not less than $3.20.  Holders shall effect conversions by providing the Corporation with a Notice of Conversion.  Each Notice of Conversion shall specify the number of Series B Preferred Shares to be converted, the number of Series B Preferred Shares owned prior to the conversion at issue, the number of Series B Preferred Shares owned subsequent to the conversion at issue and the Conversion Date. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.  To effect conversions of Series B Preferred Shares, a Holder shall not be required to surrender the certificate(s) representing such Series B Preferred Shares to the Corporation unless all of the Series B Preferred Shares represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Series B Preferred Shares promptly following the Conversion Date at issue.   Series B Preferred Shares converted into Common Shares or redeemed in accordance with the terms hereof shall be cancelled and shall not be reissued.

(2)           Series B Conversion Ratio.  The conversion ratio for the Series B Preferred Shares shall be 1 Common Share for 1 Series B Preferred Share (the “Series B Conversion Ratio”).

(3)           Beneficial Ownership Limitation.  The Corporation shall not effect any conversion of Series B Preferred Shares, and a Holder shall not have the right to convert any portion of the Series B Preferred Shares, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder’s affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by such Holder and its affiliates shall include the number of Common Shares issuable upon conversion of the Series B Preferred Shares with respect to which such determination is being made, but shall exclude the number of Common Shares which are issuable upon (A) conversion of the remaining, unconverted Series B Preferred Shares beneficially owned by such Holder or any of its affiliates, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation  subject to a limitation on conversion or exercise analogous to the limitation contained herein (including any warrants) beneficially owned by such Holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 5.4(3), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  To the extent that the limitation contained in this Section 5.4(3) applies, the determination of whether the Series B Preferred Shares are convertible (in relation to other securities owned by such Holder together with any affiliates) and of how many Series B Preferred Shares are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the Series B Preferred Shares may be converted (in relation to other securities owned by such Holder together with any affiliates) and how many Series B Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time he or she delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this Section 5.4(3)and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  For purposes of this Section 5.4(3), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as stated in the most recent of the following: (A) the Corporation’s most recent periodic or annual filing with the Securities and Exchange Commission, as the case may be, (B) a more recent public announcement by the Corporation or (C) a more recent notice by the Corporation or the Corporation’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Corporation shall within two (2) Trading Days confirm orally and in writing to such Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Series B Preferred Shares, by such Holder or its affiliates since the date as of which such number of outstanding shares of Common Shares was reported. A Holder, upon not less than 61 days’ prior notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation applicable to his or her Series B Preferred Shares.  Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Corporations and shall only apply to such Holder and no other Holder. The provisions of this Section 5.4(3) shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5.4(3) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this Section 5.4(3) shall apply to a successor holder of Series B Preferred Shares.

(4)           Mechanics of Conversion.

(a)
Delivery of Certificate Upon Conversion.  Not later than three (3) Trading Days after each Conversion Date, the Corporation shall deliver, or cause to be delivered, to the converting Holder a certificate or certificates which, on or after the Effective Date, shall contain appropriate restrictive legends and trading restrictions representing the number of Conversion Shares being acquired upon the conversion of Series B Preferred Shares.  On or after the Conversion Date, the Corporation shall, upon request of such Holder, use its best efforts to deliver any certificate or certificates required to be delivered by the Corporation under this Section 5.4(4) electronically through the Depository Trust Company or another established clearing corporation performing similar functions. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the applicable Holder shall be entitled to elect to rescind such Conversion Notice by written notice to the Corporation at any time on or before its receipt of such certificate or certificates, in which event the Corporation shall promptly return to such Holder any original Series B Preferred Share certificates delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Share certificates representing the Series B Preferred Shares unsuccessfully tendered for conversion to the Corporation.

(b)
Reservation of Shares Issuable Upon Conversion.  The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of the Series B Preferred Shares and payment of dividends on the Series B Preferred Shares, each as herein provided, free from pre-emptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series B Preferred Shares, not less than such aggregate number of Common Shares as shall be issuable (taking into account the adjustments of Section 5.5) upon the conversion of all outstanding Series B Preferred Shares. The Corporation covenants that all shares of Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

(c)
Fractional Shares.  No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series B Preferred Shares.  As to any fraction of a share which a Holder would otherwise be entitled to purchase upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

(d)
Transfer Taxes.  The issuance of certificates for shares of the Common Shares on conversion of Series B Preferred Shares shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holders of such Series B Preferred Shares and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

5.5           Certain Adjustments

(1)           Stock Dividends and Shares Splits.  If the Corporation, at any time while any Series B Preferred Shares are outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares on the Common Shares or any other Common Shares Equivalents (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon conversion of, or payment of a dividend on, Series B Preferred Shares); (B) subdivides outstanding Common Shares into a larger number of shares; (C) combines (including by way of a reverse share split or share consolidation) outstanding Common Shares into a smaller number of shares; or (D) issues, in the event of a reclassification of Common Shares, any shares of any class or series in the capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any unissued shares of the Corporation) outstanding immediately before such event and of which the denominator shall be the number of Common Shares, or in the event that Section 5.5(1)(D) shall apply reclassified shares of any class or series in the capital stock of the Corporation, outstanding immediately after such event. Any adjustment made pursuant to this Section 5.5(1) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(2)           Fundamental Transaction.  Upon the occurrence of a Fundamental Transaction at any time while any Series B Preferred Shares are outstanding, then, upon any subsequent conversion of Series B Preferred Shares, each Holder shall have the right to receive Alternate Consideration for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction. For purposes of any such conversion, the determination of the Series B Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Shares in such Fundamental Transaction, and the Corporation shall adjust the Series B Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration he or she receives upon any conversion of Series B Preferred Shares following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file articles of amendment (or comparable constating document) with the same terms and conditions and issue to the Holders new preferred shares consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred shares into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 5.5(2) and ensuring that Series B Preferred Shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(3)           Calculations.  All calculations under this Section 5.5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 5.5, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding any unissued shares of the Corporation) issued and outstanding.

(4)           Notice to the Holders.

(a)
Adjustment to Conversion Price.  Whenever the Series B Conversion Ratio is adjusted pursuant to any provision of this Section 5.5, the Corporation shall promptly deliver to each Holder a notice setting forth the Series B Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(b)
Notice to Allow Conversion by Holder.  If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Corporation shall authorize the granting to all holders of the Common Shares of rights or warrants to subscribe for or purchase any shares of any class or series in the capital stock of the Corporation or of any rights, privileges, restrictions and conditions (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common Shares, any amalgamation or arrangement to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, of any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary Liquidation of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of Series B Preferred Shares, and shall cause to be delivered to each Holder at such Holder’s last address as it shall appear upon the securities register of the Corporation, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, amalgamation, arrangement, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their shares of the Common Shares for securities, cash or other property deliverable upon such reclassification, amalgamation, arrangement, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert Series B Preferred Shares (or any part hereof) during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice.

5.6	Miscellaneous

(1)           Notices.  Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above, Attention: Chief Financial Officer or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 5.6(1). Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Corporation, or if no such address appears on the books of the Corporation, at the principal place of business of the Holders.  Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

(2)           Absolute Obligation.  Except as expressly provided herein, no provision of the Share Provisions shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages, accrued dividends and accrued interest, as applicable, on the Series B Preferred Shares at the time, place, and rate, and in the coin or currency, herein prescribed.

(3)           Lost or Mutilated Preferred Shares Certificate.  If a Holder’s Series B Preferred Share certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the Series B Preferred Shares so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

(4)           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of these Share Provisions shall be governed by and construed and enforced in accordance with the internal laws of the Province of Ontario, without regard to the principles of conflict of laws thereof.  Each party agrees that all legal proceedings concerning the interpretation and enforcement of these Share Provisions (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the Court.

(5)           Waiver.  Any waiver by the Corporation or a Holder of a breach of any provision of these Share Provisions shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of these Share Provisions or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of these Share Provisions on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of these Share Provisions.  Any waiver by the Corporation or a Holder must be in writing.

(6)           Severability.  If any provision of these Share Provisions are invalid, illegal or unenforceable, the balance of these Share Provisions shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

(7)           Status of Converted Series B Preferred Shares.  If any Series B Preferred Shares shall be converted or reacquired by the Corporation, such Series B Preferred Shares shall be cancelled and shall not be restored to the status of authorized but unissued Series B Preferred Shares.

SECTION 6	- COMMON SHARES

6.1	Dividends

Subject to the prior rights of the Holders of Preferred Shares and to any other class of shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the Common Shareholders shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the Board of Directors out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine and all dividends which the Board of Directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

6.2           Liquidation

In the event of any Liquidation Distribution, the Common Shareholders shall, subject to the prior rights of the Holders of the Preferred Shares and to any other shares ranking senior to the Common Shares with respect to priority in a Liquidation Distribution, be entitled to receive the remaining property and assets of the Corporation.

6.3	Voting

The Common Shareholders shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all meetings of the shareholders of the Corporation (except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series) and shall have one vote for each Common Share held at all such meetings.

SCHEDULE “2”

AUTHORIZED SHARE CAPITAL OF THE AMALGAMATED CORPORATION

1

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

ARTICLES OF ARRANGEMENT
STATUTS D'ARRANGEMENT

Form 8
Business Corporations Act

Formule 8
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

2259736 ONTARIO INC.

2. The new name of the corporation if changed by the arrangement: (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société si elle est modifiée par suite de l'arrangement : (Écrire en LETTRES MAJUSCULES SEULEMENT)

DECISIONPOINT SYSTEMS INTERNAT
IONAL INC.

3. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion :*

2010/
Year, Month, Day / *année, mois, jour*

4. The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the *Business Corporation Act*. / *Les actionnaires de la société ont approuvé l'arrangement conformément à l'article 182 de la Loi sur les sociétés par actions.*

5. A copy of the arrangement is attached to these articles as Exhibit "A" / *Une copie de l'arrangement constitue l'annexe «A».*

6. The arrangement was approved by the court on / *La cour a approuvé l'arrangement le*

2010/
Year, Month, Day / *année, mois, jour*

and a certified copy of the Order of the court is attached to these articles as Exhibit "B". / *Une copie certifiée conforme de l'ordonnance de la cour constitue l'annexe «B».*

7. The terms and conditions to which the scheme is made subject by the Order have been complied with.
Les conditions que l'ordonnance impose au projet d'arrangement ont été respectées.

These articles are signed in duplicate. / *Les présents statuts sont signés en double exemplaire.*

2259736 ONTARIO INC.
Name of Corporation / *Dénomination sociale de la société*

By/
Par :

Signature / *Signature*

President
Description of Office / *Fonctions*

07163 (03/2006)

EXHIBIT “B”

CERTIFIED COPY OF THE COURT ORDER

SUMMARY OF CHANGES MADE BY THE ARRANGEMENT

The Arrangement Agreement provides for, among other things, the amalgamation pursuant to subsection 182(1)(d) of the Business Corporations Act (Ontario) of the following corporations:

2259736 Ontario Inc.,
a corporation incorporated under the laws of Ontario, Canada
Ontario Corporation Number: 2259736

and

DecisionPoint Systems, Inc.,

a body corporate incorporated under the laws of the State of Delaware

The corporation (the “Corporation”) resulting from the amalgamation is:

DecisionPoint Systems International Inc., a corporation subject to the laws of Ontario, Canada

The authorized capital of the Corporation shall consist of an unlimited number of common shares (the “Common Shares”) and an unlimited number of preferred shares (the “Preferred Shares”).

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1.           Dividends

The holders of the Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors out of monies properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the board of directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

2.           Liquidation

In the event of any distribution of the assets of the Corporation among its shareholders on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

3.           Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all meetings of the shareholders of the Corporation (except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series) and shall have one vote for each Common Share held at all such meetings.

The rights, privileges, restrictions and conditions attaching to the Preferred Shares are as follows:

1.           Dividends

The holders of the Preferred Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors out of monies properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the board of directors may declare on the Preferred Shares shall be declared and paid in equal amounts per share on all Preferred Shares at the time outstanding.

2.           Liquidation

In the event of any distribution of the assets of the Corporation among its shareholders on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares shall be entitled to receive, prior to the holders of Common Shares, an amount equal to their Redemption Value (as defined below), plus the dividends declared and unpaid on such shares.

3.           Voting

Except where the Business Corporations Act (Ontario) confers specifically upon the holders of Preferred Shares the right to vote, the Preferred Shares shall not confer upon their holders the right to vote at meetings of shareholders, to be convened to or to attend such meetings.

4.           Redemption

Subject to the provisions of the Business Corporations Act (Ontario), the Corporation shall have the right, by resolution of the board of directors, to redeem, at all times, unilaterally, all or part of the Preferred Shares then outstanding at a redemption value of $1.00 per share (the “Redemption Value”).

SCHEDULE “3”

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT
OF THE BUSINESS AND AFFAIRS OF
2259736 ONTARIO INC.,
A CORPORATION SUBJECT TO THE
BUSINESS CORPORATIONS ACT (ONTARIO)

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT
OF THE BUSINESS AND AFFAIRS OF
2259736 ONTARIO INC.,
A CORPORATION SUBJECT TO THE
BUSINESS CORPORATIONS ACT (ONTARIO)

SECTION 1	– INTERPRETATION

1.1	Definitions

In the By-laws of the Corporation, unless the context otherwise requires:

(1)           “Act” means the Business Corporations Act, R.S.O. 1990, c. B.16, or any statute that may be substituted for it, as from time to time amended.

(2)           “Board” means the board of directors of the Corporation.

(3)           “By-laws” means these by-laws and all other by-laws of the Corporation from time to time in force and effect.

(4)           “Corporation” means 2259736 Ontario Inc.

(5)           “Defaulting Shareholder” means a shareholder of the Corporation who defaults in the payment of any Shareholder Debt when the same becomes due and payable.

(6)           “Director” means a member of the Board.

(7)           “Liened Shares” means the whole or any part of the shares registered in the name of a Defaulting Shareholder.

(8)           “non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Legislation Act, 2006 (Ontario) as from time to time amended.

(9)           “Shareholder Debt” means any principal or interest due to the Corporation in respect of any indebtedness owing by the holder of any class or series of shares in the Corporation, including an amount unpaid in respect of a share issued by a body corporate on the date it was continued under the Act.

(10)           “Unanimous Shareholder Agreement” means a lawful written agreement among all of the shareholders of the Corporation or among all such shareholders and one or more persons who are not shareholders, or a written declaration of the registered holder of all of the issued shares of the Corporation, that restricts in whole or in part the powers of the Board to manage or supervise the management of the business and affairs of the Corporation, as from time to time amended.

1.2	Other Definitions

Other than as specified above, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and “including” means including, without limitation.

SECTION 2	– GENERAL BUSINESS

2.1	Corporate Seal

The Corporation may but need not have a corporate seal and, if one is adopted, it may be changed from time to time by resolution of the Board.

2.2	Financial Year

The Board may, by resolution, fix the financial year end of the Corporation and may from time to time, by resolution, change the financial year end of the Corporation.

2.3	Execution of Instruments

(1)           Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any Director or officer of the Corporation.

(2)           In addition, the Board may from time to time authorize any other person or persons to sign any particular instruments.

(3)           Any signing officer may affix the corporate seal to any instrument requiring the same.

SECTION 3	– DIRECTORS AND BOARD MEETINGS

3.1	Election of Directors

The election of Directors shall be by resolution or, if demanded by a shareholder or a proxyholder, by ballot.

3.2	Place of Meetings

Board meetings may be held at the registered office of the Corporation or at any other place within or outside Ontario. In any financial year of the Corporation, a majority of the Board meetings need not be held in Canada.

3.3	Calling of Meetings

Board meetings shall be held from time to time at such time and at such place as the Board, the chair of the Board, the managing director, the president or any two Directors may determine.

3.4	Notice of Meeting

Notice of the time and place of each Board meeting shall be sent to each Director:

(a)	not less than seven days before the time when the meeting is to be held if the notice is mailed; or

(b)           not less than 48 hours before the time the meeting is to be held if the notice is given personally, is delivered or is communicated by telephone or electronic means.

3.5	First Meeting of New Board

As long as a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.6	Chair and Secretary

The chair of any Board meeting shall be the first mentioned of such of the following officers as have been appointed and who is a Director and is present at the meeting: chair of the Board; managing director; or president.  If no such officer is present, the Directors present shall choose one of their number to be chair.  The secretary of the Corporation shall act as secretary of any Board meeting, and, if the secretary of the Corporation is absent, the chair of the meeting shall appoint a person who need not be a Director to act as secretary of the meeting.

3.7	Quorum

Subject to any Unanimous Shareholder Agreement, a majority of the Directors constitutes a quorum at a Board meeting.

3.8	Votes to Govern

Subject to any Unanimous Shareholder Agreement, at all Board meetings, every question shall be decided by a majority of the votes cast on the question.

3.9	Casting Vote

Subject to any Unanimous Shareholder Agreement, in case of an equality of votes at a Board meeting, the chair of the meeting shall not be entitled to a second or casting vote.

SECTION 4	– OFFICERS

4.1	Appointment

Subject to any Unanimous Shareholder Agreement, the Board may from time to time designate the offices of the Corporation and from time to time appoint a chair of the Board, managing director, president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed.  One person may hold more than one office.  The Board may specify the duties of and, in accordance with these By-laws and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation.  Except for the chair of the Board and the managing director, an officer may but need not be a Director.

4.2	Chair of the Board

The Board may from time to time appoint a chair of the Board who shall be a Director.  If appointed, the Board may assign to the chair of the Board any of the powers and duties that are by any provisions of these By-laws assigned to the president.  The chair shall have such other powers and duties as the Board may specify.

4.3           President

If appointed, in the absence of a specific appointment of a chief executive officer, the president shall be the chief executive officer and, subject to the authority of the Board, shall have general supervision of the business of the Corporation.  The president shall have such other powers and duties as the Board may specify.

4.4	Secretary

Unless otherwise determined by the Board, the secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board that he or she attends.  The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the Board, shareholders and committees of the Board, whether or not he or she attends such meetings.  The secretary shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board.  The secretary shall be the custodian of the seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose.  The secretary shall have such other powers and duties as otherwise may be specified.

4.5	Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The treasurer shall render to the Board whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation.  The treasurer shall have such other powers and duties as otherwise may be specified.

4.6	Powers and Duties of Officers

The powers and duties of all officers shall be such as the terms of their engagement call for or as the Board or (except for those whose powers and duties are to be specified only by the Board) the chief executive officer may specify.  The Board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act and any Unanimous Shareholder Agreement, vary, add to or limit the powers and duties of any officer.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

SECTION 5	– PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

5.1	Limitation of Liability

Every Director and officer of the Corporation in exercising his or her powers and discharging his or her duties to the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  Subject to the foregoing, no Director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other Director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his or her office or in relation thereto.  Nothing herein shall relieve any Director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

5.2	Indemnity

(1)           The Corporation shall indemnify a Director or officer of the Corporation, a former Director or officer or a person who acts or acted at the Corporation’s request or another individual who acts or acted at the Corporation’s request as a Director or officer (or an individual acting in similar capacity) of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2)           The Corporation shall advance moneys to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 5.2(1). The individual shall repay the moneys if he or she does not fulfil the conditions of Section 5.2(1).

(3)           The Corporation shall not indemnify an individual under Sections 5.2(1) or (2) unless he or she:

(a)
acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(4)           The Corporation shall also indemnify the individual referred to in Section 5.2(1) in such other circumstances as the Act or law permits or requires.  Nothing in these By-laws shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of these By-laws.

5.3	Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Section 5.2(1) as the Board may from time to time determine.

SECTION 6	– SECURITIES

6.1	Options or Rights

Subject to the Act, the Articles and any Unanimous Shareholder Agreement, the Board may from time to time issue or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, except that no share shall be issued until it is fully paid as provided by the Act.

6.2	Registration of Transfers

Subject to the Securities Transfer Act, 2006 (Ontario), no transfer of a share shall be registered in a securities register except on presentation of the certificate, if any issued by the Corporation, representing the share with an endorsement which complies with the Securities Transfer Act, 2006 (Ontario) made on or delivered with it duly executed by an appropriate person as provided by the Securities Transfer Act, 2006 (Ontario) together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time prescribe, on payment of all applicable taxes and any reasonable fees prescribed by the Board, on compliance with the restrictions on issue, transfer or ownership authorized by the Articles or any Unanimous Shareholder Agreement and on satisfaction of any lien referred to in Section 6.4(1).

6.3	Security Certificates

(1)           Subject to Section 6.3(1), every holder of one or more securities of the Corporation shall be entitled, at his or her option, to a security certificate, stating the number and class or series of securities held by him or her as shown in the securities register.  Such certificates shall be in such form as the Board may from time to time approve and need not be under the corporate seal.  Unless otherwise ordered by the Board, any such certificate shall be signed manually by at least one of the Directors or officers of the Corporation.

(2)           Unless otherwise provided in the Articles, the Board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

6.4	Lien for Indebtedness

(1)           Except with respect to any class or series of shares listed and posted for trading on any stock exchange in or outside Canada, the Corporation shall have a lien on shares registered in the name of a Defaulting Shareholder for any Shareholder Debt.

(2)           If any Defaulting Shareholder defaults in the payment due in respect of any Shareholder Debt when the same becomes due and payable and continues in default for a period of 15 days after the Corporation has given notice in writing of such default to the Defaulting Shareholder:

(a)	the Corporation may sell all or any part of the Liened Shares at a bona fide public or private sale or auction;

(b)	the terms and manner of the auction or sale shall be in the sole discretion of the Corporation;

(c)
the Corporation may accept any offer that it in its absolute discretion considers advisable upon such terms, whether for cash or credit or partly cash and partly credit, as it in its discretion considers advisable;

(d)	notice of any public or private sale or auction shall be given to the Defaulting Shareholder at least 15 days prior to the date on which such sale is held;

(e)	the proceeds of such sale shall be used and applied in descending order as follows:

(i)	first, to the cost and expense of such sale incurred by the Corporation, including legal fees, disbursements and charges;

(ii)           second, to reimburse the Corporation for out-of-pocket expenses incurred in connection with the sale;

(iii)	third, for the payment in full of the Shareholder Debt and all other sums due to the Corporation by the Defaulting Shareholder; and

(iv)	the balance, if any, to the Defaulting Shareholder;

(f)	if the proceeds of the sale are insufficient to pay the Shareholder Debt, the Defaulting Shareholder shall remain liable for any such deficiency;

(g)	the Corporation may apply any dividends or other distributions paid or payable on or in respect of the Liened Shares in repayment of the Shareholder Debt;

(h)
where the Liened Shares are redeemable pursuant to the Articles or may be repurchased at a price determined pursuant to the terms of any Unanimous Shareholder Agreement, the Corporation may redeem or repurchase all or any part of the Liened Shares and apply the redemption or repurchase price to the Shareholder Debt; and

(i)	the Corporation may refuse to register a transfer of all or part of the Liened Shares until the Shareholder Debt is paid.

(3)           In exercising one or more of the rights granted in Section 6.4(2), the Corporation shall not thereby prejudice or surrender any other rights of enforcement of its lien which may by law be available to it, or any other remedy available to the Corporation for collection of the Shareholder Debt, and the Defaulting Shareholder shall remain liable for any deficiency remaining.

SECTION 7	– MEETINGS OF SHAREHOLDERS

7.1	Chair and Secretary

The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the Board; managing director; president; or a vice-president who is a shareholder.  If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair.  If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

7.2	Persons Entitled to be Present

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to attend or vote at the meeting, the Directors, auditor, legal counsel of the Corporation and others who, although not entitled to attend or vote, are entitled or required under any provision of the Act, the Articles, By-laws or Unanimous Shareholder Agreement to be present at the meeting.  Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

7.3	Quorum

Subject to any Unanimous Shareholder Agreement, a quorum of shareholders is present at a meeting of shareholders irrespective of the number of persons actually present at the meeting, if, in the case of an offering corporation, two or more holders of shares carrying not less in aggregate than 10% of the votes entitled to be voted at the meeting are present in person or represented by proxy and, in the case of any other corporation, the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.  A quorum need not be present throughout the meeting provided that a quorum is present at the opening of the meeting.  If a quorum is not present at the time appointed for the meeting or within a reasonable time after that the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

7.4	Votes to Govern

At any meeting of shareholders, every question shall, unless otherwise required by the Articles, By-laws, any Unanimous Shareholder Agreement or by law, be determined by a majority of the votes cast on the question.

7.5	Casting Vote

Subject to any Unanimous Shareholder Agreement, in case of an equality of votes at any meeting of shareholders either on a show of hands or on a poll, the chair of the meeting shall not be entitled to a second or casting vote.

7.6	Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot is required or demanded as provided.  On a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands has been taken on a question, unless a ballot is required or demanded, a declaration by the chair of the meeting that the vote on the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders on the question.

7.7	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken on it, the chair may require a ballot or any person who is present and entitled to vote on the question at the meeting may demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chair shall direct.  A requirement or demand for a ballot may be withdrawn at any time before the ballot is taken.  If a ballot is taken, each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting on the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders on the question.

7.8	Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

SECTION 8                      – EFFECTIVE DATE

8.1	Effective Date

These By-laws shall come into force when made by the Board in accordance with the Act.

8.2	Paramountcy

In the event of any conflict between any provision of these By-laws and any provision of any Unanimous Shareholder Agreement, the provision of the Unanimous Shareholder Agreement shall prevail to the extent of the conflict, and the Directors and the shareholders shall amend these By-laws accordingly.

MADE by the Board the  ________________day of    __________________  , 20___ .

______________________
Nicholas R. Toms, President
______________________
Donald W. Rowley, Secretary

SCHEDULE “4”

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT
OF THE BUSINESS AND AFFAIRS OF
DECISIONPOINT SYSTEMS, INC.,
(FORMERLY COMAMTECH INC.)
A CORPORATION SUBJECT TO THE
BUSINESS CORPORATIONS ACT (ONTARIO)

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT
OF THE BUSINESS AND AFFAIRS OF
COMAMTECH INC.,
A CORPORATION SUBJECT TO THE
BUSINESS CORPORATIONS ACT (ONTARIO)

SECTION 1	– INTERPRETATION

1.1	Definitions

In the By-laws of the Corporation, unless the context otherwise requires:

(1)           “Act” means the Business Corporations Act, R.S.O. 1990, c. B.16, or any statute that may be substituted for it, as from time to time amended.

(2)           “Board” means the board of directors of the Corporation.

(3)           “By-laws” means these by-laws and all other by-laws of the Corporation from time to time in force and effect.

(4)           “Corporation” means Comamtech Inc.

(5)           “Defaulting Shareholder” means a shareholder of the Corporation who defaults in the payment of any Shareholder Debt when the same becomes due and payable.

(6)           “Director” means a member of the Board.

(7)           “Liened Shares” means the whole or any part of the shares registered in the name of a Defaulting Shareholder.

(8)           “non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Legislation Act, 2006 (Ontario) as from time to time amended.

(9)           “Shareholder Debt” means any principal or interest due to the Corporation in respect of any indebtedness owing by the holder of any class or series of shares in the Corporation, including an amount unpaid in respect of a share issued by a body corporate on the date it was continued under the Act.

(10)           “Unanimous Shareholder Agreement” means a lawful written agreement among all of the shareholders of the Corporation or among all such shareholders and one or more persons who are not shareholders, or a written declaration of the registered holder of all of the issued shares of the Corporation, that restricts in whole or in part the powers of the Board to manage or supervise the management of the business and affairs of the Corporation, as from time to time amended.

1.2	Other Definitions

Other than as specified above, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and “including” means including, without limitation.

SECTION 2	– GENERAL BUSINESS

2.1	Corporate Seal

The Corporation may but need not have a corporate seal and, if one is adopted, it may be changed from time to time by resolution of the Board.

2.2	Financial Year

The Board may, by resolution, fix the financial year end of the Corporation and may from time to time, by resolution, change the financial year end of the Corporation.

2.3	Execution of Instruments

(1)           Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any Director or officer of the Corporation.

(2)           In addition, the Board may from time to time authorize any other person or persons to sign any particular instruments.

(3)           Any signing officer may affix the corporate seal to any instrument requiring the same.

SECTION 3	– DIRECTORS AND BOARD MEETINGS

3.1	Election of Directors

The election of Directors shall be by resolution or, if demanded by a shareholder or a proxyholder, by ballot.

3.2	Place of Meetings

Board meetings may be held at the registered office of the Corporation or at any other place within or outside Ontario.  In any financial year of the Corporation, a majority of the Board meetings need not be held in Canada.

3.3	Calling of Meetings

Board meetings shall be held from time to time at such time and at such place as the Board, the chair of the Board, the managing director, the president or any two Directors may determine.

3.4	Notice of Meeting

Notice of the time and place of each Board meeting shall be sent to each Director:

(a)	not less than seven days before the time when the meeting is to be held if the notice is mailed; or

(b)	not less than 48 hours before the time the meeting is to be held if the notice is given personally, is delivered or is communicated by telephone or electronic means.

3.5	First Meeting of New Board

As long as a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.6	Chair and Secretary

The chair of any Board meeting shall be the first mentioned of such of the following officers as have been appointed and who is a Director and is present at the meeting: chair of the Board; managing director; or president.  If no such officer is present, the Directors present shall choose one of their number to be chair.  The secretary of the Corporation shall act as secretary of any Board meeting, and, if the secretary of the Corporation is absent, the chair of the meeting shall appoint a person who need not be a Director to act as secretary of the meeting.

3.7	Quorum

Subject to any Unanimous Shareholder Agreement, a majority of the Directors constitutes a quorum at a Board meeting.

3.8	Votes to Govern

Subject to any Unanimous Shareholder Agreement, at all Board meetings, every question shall be decided by a majority of the votes cast on the question.

3.9	Casting Vote

Subject to any Unanimous Shareholder Agreement, in case of an equality of votes at a Board meeting, the chair of the meeting shall not be entitled to a second or casting vote.

SECTION 4	– OFFICERS

4.1	Appointment

Subject to any Unanimous Shareholder Agreement, the Board may from time to time designate the offices of the Corporation and from time to time appoint a chair of the Board, managing director, president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed.  One person may hold more than one office.  The Board may specify the duties of and, in accordance with these By-laws and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation.  Except for the chair of the Board and the managing director, an officer may but need not be a Director.

4.2	Chair of the Board

The Board may from time to time appoint a chair of the Board who shall be a Director.  If appointed, the Board may assign to the chair of the Board any of the powers and duties that are by any provisions of these By-laws assigned to the president.  The chair shall have such other powers and duties as the Board may specify.

4.3           President

If appointed, in the absence of a specific appointment of a chief executive officer, the president shall be the chief executive officer and, subject to the authority of the Board, shall have general supervision of the business of the Corporation.  The president shall have such other powers and duties as the Board may specify.

4.4	Secretary

Unless otherwise determined by the Board, the secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board that he or she attends.  The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the Board, shareholders and committees of the Board, whether or not he or she attends such meetings.  The secretary shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board.  The secretary shall be the custodian of the seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose.  The secretary shall have such other powers and duties as otherwise may be specified.

4.5	Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The treasurer shall render to the Board whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation.  The treasurer shall have such other powers and duties as otherwise may be specified.

4.6	Powers and Duties of Officers

The powers and duties of all officers shall be such as the terms of their engagement call for or as the Board or (except for those whose powers and duties are to be specified only by the Board) the chief executive officer may specify.  The Board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act and any Unanimous Shareholder Agreement, vary, add to or limit the powers and duties of any officer.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

SECTION 5	– PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

5.1	Limitation of Liability

Every Director and officer of the Corporation in exercising his or her powers and discharging his or her duties to the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  Subject to the foregoing, no Director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other Director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his or her office or in relation thereto.  Nothing herein shall relieve any Director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

5.2	Indemnity

(1)           The Corporation shall indemnify a Director or officer of the Corporation, a former Director or officer or a person who acts or acted at the Corporation’s request or another individual who acts or acted at the Corporation’s request as a Director or officer (or an individual acting in similar capacity) of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2)           The Corporation shall advance moneys to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 5.2(1). The individual shall repay the moneys if he or she does not fulfil the conditions of Section 5.2(1).

(3)           The Corporation shall not indemnify an individual under Sections 5.2(1) or (2) unless he or she:

(a)
acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(4)           The Corporation shall also indemnify the individual referred to in Section 5.2(1) in such other circumstances as the Act or law permits or requires.  Nothing in these By-laws shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of these By-laws.

5.3	Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Section 5.2(1) as the Board may from time to time determine.

SECTION 6	– SECURITIES

6.1	Options or Rights

Subject to the Act, the Articles and any Unanimous Shareholder Agreement, the Board may from time to time issue or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, except that no share shall be issued until it is fully paid as provided by the Act.

6.2           Registration of Transfers

Subject to the Securities Transfer Act, 2006 (Ontario), no transfer of a share shall be registered in a securities register except on presentation of the certificate, if any issued by the Corporation, representing the share with an endorsement which complies with the Securities Transfer Act, 2006 (Ontario) made on or delivered with it duly executed by an appropriate person as provided by the Securities Transfer Act, 2006 (Ontario) together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time prescribe, on payment of all applicable taxes and any reasonable fees prescribed by the Board, on compliance with the restrictions on issue, transfer or ownership authorized by the Articles or any Unanimous Shareholder Agreement and on satisfaction of any lien referred to in Section 6.4(1).

6.3	Security Certificates

(1)           Subject to Section 6.3(1), every holder of one or more securities of the Corporation shall be entitled, at his or her option, to a security certificate, stating the number and class or series of securities held by him or her as shown in the securities register.  Such certificates shall be in such form as the Board may from time to time approve and need not be under the corporate seal.  Unless otherwise ordered by the Board, any such certificate shall be signed manually by at least one of the Directors or officers of the Corporation.

(2)           Unless otherwise provided in the Articles, the Board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

6.4	Lien for Indebtedness

(1)           Except with respect to any class or series of shares listed and posted for trading on any stock exchange in or outside Canada, the Corporation shall have a lien on shares registered in the name of a Defaulting Shareholder for any Shareholder Debt.

(2)           If any Defaulting Shareholder defaults in the payment due in respect of any Shareholder Debt when the same becomes due and payable and continues in default for a period of 15 days after the Corporation has given notice in writing of such default to the Defaulting Shareholder:

(a)	the Corporation may sell all or any part of the Liened Shares at a bona fide public or private sale or auction;

(b)	the terms and manner of the auction or sale shall be in the sole discretion of the Corporation;

(c)
the Corporation may accept any offer that it in its absolute discretion considers advisable upon such terms, whether for cash or credit or partly cash and partly credit, as it in its discretion considers advisable;

(d)	notice of any public or private sale or auction shall be given to the Defaulting Shareholder at least 15 days prior to the date on which such sale is held;

(e)           the proceeds of such sale shall be used and applied in descending order as follows:

(i)	first, to the cost and expense of such sale incurred by the Corporation, including legal fees, disbursements and charges;

(ii)	second, to reimburse the Corporation for out-of-pocket expenses incurred in connection with the sale;

(iii)	third, for the payment in full of the Shareholder Debt and all other sums due to the Corporation by the Defaulting Shareholder; and

(iv)	the balance, if any, to the Defaulting Shareholder;

(f)	if the proceeds of the sale are insufficient to pay the Shareholder Debt, the Defaulting Shareholder shall remain liable for any such deficiency;

(g)	the Corporation may apply any dividends or other distributions paid or payable on or in respect of the Liened Shares in repayment of the Shareholder Debt;

(h)
where the Liened Shares are redeemable pursuant to the Articles or may be repurchased at a price determined pursuant to the terms of any Unanimous Shareholder Agreement, the Corporation may redeem or repurchase all or any part of the Liened Shares and apply the redemption or repurchase price to the Shareholder Debt; and

(i)	the Corporation may refuse to register a transfer of all or part of the Liened Shares until the Shareholder Debt is paid.

(3)           In exercising one or more of the rights granted in Section 6.4(2), the Corporation shall not thereby prejudice or surrender any other rights of enforcement of its lien which may by law be available to it, or any other remedy available to the Corporation for collection of the Shareholder Debt, and the Defaulting Shareholder shall remain liable for any deficiency remaining.

SECTION 7	– MEETINGS OF SHAREHOLDERS

7.1	Chair and Secretary

The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the Board; managing director; president; or a vice-president who is a shareholder.  If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair.  If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

7.2	Persons Entitled to be Present

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to attend or vote at the meeting, the Directors, auditor, legal counsel of the Corporation and others who, although not entitled to attend or vote, are entitled or required under any provision of the Act, the Articles, By-laws or Unanimous Shareholder Agreement to be present at the meeting.  Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

7.3           Quorum

Subject to any Unanimous Shareholder Agreement, a quorum of shareholders is present at a meeting of shareholders irrespective of the number of persons actually present at the meeting, if, in the case of an offering corporation, two or more holders of shares carrying not less in aggregate than 10% of the votes entitled to be voted at the meeting are present in person or represented by proxy and, in the case of any other corporation, the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.  A quorum need not be present throughout the meeting provided that a quorum is present at the opening of the meeting.  If a quorum is not present at the time appointed for the meeting or within a reasonable time after that the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

7.4	Votes to Govern

At any meeting of shareholders, every question shall, unless otherwise required by the Articles, By-laws, any Unanimous Shareholder Agreement or by law, be determined by a majority of the votes cast on the question.

7.5	Casting Vote

Subject to any Unanimous Shareholder Agreement, in case of an equality of votes at any meeting of shareholders either on a show of hands or on a poll, the chair of the meeting shall not be entitled to a second or casting vote.

7.6	Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot is required or demanded as provided.  On a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands has been taken on a question, unless a ballot is required or demanded, a declaration by the chair of the meeting that the vote on the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders on the question.

7.7	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken on it, the chair may require a ballot or any person who is present and entitled to vote on the question at the meeting may demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chair shall direct.  A requirement or demand for a ballot may be withdrawn at any time before the ballot is taken.  If a ballot is taken, each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting on the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders on the question.

7.8	Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

SECTION 8                       – EFFECTIVE DATE

8.1	Effective Date

These By-laws shall come into force when made by the Board in accordance with the Act.

8.2	Paramountcy

In the event of any conflict between any provision of these By-laws and any provision of any Unanimous Shareholder Agreement, the provision of the Unanimous Shareholder Agreement shall prevail to the extent of the conflict, and the Directors and the shareholders shall amend these By-laws accordingly.

MADE by the Board the  _____________ day of ___________  , 20 ___ .

______________________
Nicholas R. Toms, President
______________________
Donald W. Rowley, Secretary

SCHEDULE “5”

If the Final Shareholder’s Equity Balance is greater than but less than		Additional DecisionPoint Shares	If the Final Shareholder’s Equity Balance is greater than but less than		Additional Comamtech Shares

	$4,233,000 $	3,898,491	- $	7,633,000 $	-
4,233,000 $	4,258,000 $	3,898,491	7,633,000 $	7,658,000 $	72,076
4,258,000 $	4,283,000 $	3,845,324	7,658,000 $	7,683,000 $	80,085
4,283,000 $	4,308,000 $	3,792,777	7,683,000 $	7,708,000 $	88,093
4,308,000 $	4,333,000 $	3,740,841	7,708,000 $	7,733,000 $	96,102
4,333,000 $	4,358,000 $	3,689,503	7,733,000 $	7,758,000 $	104,110
4,358,000 $	4,383,000 $	3,638,755	7,758,000 $	7,783,000 $	112,119
4,383,000 $	4,408.000 $	3,588,585	7,783,000 $	7,808,000 $	120,127
4,408.000 $	4,433,000 $	3,538,985	7,808,000 $	7,833,000 $	128,135
4,433,000 $	4,458,000 $	3,489,943	7,833,000 $	7,858,000 $	136,144
4,458,000 $	4,483,000 $	3,441,452	7,858,000 $	7,883,000 $	144,152
4,483,000 $	4,508,000 $	3,393,502	7,883,000 $	7,908,000 $	152,161
4,508,000 $	4,533,000 $	3,346,084	7,908,000 $	7,933,000 $	160,169
4,533,000 $	4,558,000 $	3,299,189	7,933,000 $	7,958,000 $	168,178
4,558,000 $	4,583,000 $	3,252,808	7,958,000 $	7,983,000 $	176,186
4,583,000 $	4,608,000 $	3,206,933	7,983,000 $	8,008,000 $	184,195
4,608,000 $	4,633,000 $	3,161,556	8,008,000 $	8,033,000 $	192,203
4,633,000 $	4,658,000 $	3,116,668	8,033,000 $	8,058,000 $	200,212
4,658,000 $	4,683,000 $	3,072,263	8,058,000 $	8,083,000 $	208,220
4,683,000 $	4,708,000 $	3,028,331	8,083,000 $	8,108,000 $	216,229
4,708,000 $	4,733,000 $	2,984,867	8,108,000 $	8,133,000 $	224,237
4,733,000 $	4,758,000 $	2,941,861	8,133,000 $	8,158,000 $	232,246
4,758,000 $	4,783,000 $	2,899,307	8,158,000 $	8,183,000 $	240,254
4,783,000 $	4,808,000 $	2,857,198	8,183,000 $	8,208,000 $	248,262
4,808,000 $	4,833,000 $	2,815,527	8,208,000 $	8,233,000 $	256,271
4,833,000 $	4,858,000 $	2,774,287	8,233,000 $	8,258,000 $	264,279
4,858,000 $	4,883,000 $	2,733,472	8,258,000 $	8,283,000 $	272,288
4,883,000 $	4,908,000 $	2,693,074	8,283,000 $	8,308,000 $	280,296
4,908,000 $	4,933,000 $	2,653,088	8,308,000 $	8,333,000 $	288,305
4,933,000 $	4,958,000 $	2,613,508	8,333,000 $	8,358,000 $	296,313
4,958,000 $	4,983,000 $	2,574,326	8,358,000 $	8,383,000 $	304,322
4,983,000 $	5,008,000 $	2,535,538	8,383,000 $	8,408,000 $	312,330
5,008,000 $	5,033,000 $	2,497,137	8,408,000 $	8,433,000 $	320,339
5,033,000 $	5,058,000 $	2,459,117	8,433,000 $	8,458,000 $	328,347
5,058,000 $	5,083,000 $	2,421,473	8,458,000 $	8,483,000 $	336,356
5,083,000 $	5,108,000 $	2,384,200	8,483,000 $	8,508,000 $	344,364
5,108,000 $	5,133,000 $	2,347,291	8,508,000 $	8,533,000 $	352,373
5,133,000 $	5,158,000 $	2,310,742	8,533,000 $	8,558,000 $	360,381
5,158,000 $	5,183,000 $	2,274,547	8,558,000 $	8,583,000 $	368,389

If the Final Shareholder’s Equity Balance is greater than but less than	Additional DecisionPoint Shares	If the Final Shareholder’s Equity Balance is greater than but less than	Additional Comamtech Shares

5,183,000 $	5,208,000 $	2,238,701	8,583,000 $	8,608,000 $	376,398
5,208,000 $	5,233,000 $	2,203,200	8,608,000 $	8,633,000 $	384,406
5,233,000 $	5,258,000 $	2,168,038	8,633,000 $	8,658,000 $	392,415
5,258,000 $	5,283,000 $	2,133,210	8,658,000 $	8,683,000 $	400,423
5,283,000 $	5,308,000 $	2,098,711	8,683,000 $	8,708,000 $	408,432
5,308,000 $	5,333,000 $	2,064,538	8,708,000 $	8,733,000 $	416,440
5,333,000 $	5,358,000 $	2,030,685	8,733,000 $	8,758,000 $	424,449
5,358,000 $	5,383,000 $	1,997,148	8,758,000 $	8,783,000 $	432,457
5,383,000 $	5,408,000 $	1,963,923	8,783,000 $	8,808,000 $	440,466
5,408,000 $	5,433,000 $	1,931,004	8,808,000 $	8,833,000 $	448,474
5,433,000 $	5,458,000 $	1,898,389	8,833,000 $	8,858,000 $	456,483
5,458,000 $	5,483,000 $	1,866,072	8,858,000 $	8,883,000 $	464,491
5,483,000 $	5,508,000 $	1,834,050	8,883,000 $	8,908,000 $	472,500
5,508,000 $	5,533,000 $	1,802,319	8,908,000 $	8,933,000 $	480,508
5,533,000 $	5,558,000 $	1,770,875	8,933,000 $	8,958,000 $	488,516
5,558,000 $	5,583,000 $	1,739,713	8,958,000 $	8,983,000 $	496,525
5,583,000 $	5,608,000 $	1,708,830	8,983,000 $	9,008,000 $	504,533
5,608,000 $	5,633,000 $	1,678,223	9,008,000 $	9,033,000 $	512,542
5,633,000 $	5,658,000 $	1,647,888	9,033,000 $	9,058,000 $	520,550
5,658,000 $	5,683,000 $	1,617,820	9,058,000 $	9,083,000 $	528,559
5,683,000 $	5,708,000 $	1,588,017	9,083,000 $	9,108,000 $	536,567
5,708,000 $	5,733,000 $	1,558,476	9,108,000 $	9,133,000 $	544,576
5,733,000 $	5,758,000 $	1,529,191	9,133,000 $	9,158,000 $	552,584
5,758,000 $	5,783,000 $	1,500,162	9,158,000 $	9,183,000 $	560,593
5,783,000 $	5,808,000 $	1,471,383	9,183,000 $	9,208,000 $	568,601
5,808,000 $	5,833,000 $	1,442,851	9,208,000 $	9,233,000 $	576,610
5,833,000 $	5,858,000 $	1,414,565	9,233,000 $	9,258,000 $	584,618
5,858,000 $	5,883,000 $	1,386,520	9,258,000 $	9,283,000 $	592,627
5,883,000 $	5,908,000 $	1,358,713	9,283,000 $	9,308,000 $	600,635
5,908,000 $	5,933,000 $	1,331,142	9,308,000 $	9,333,000 $	608,643
5,933,000 $	5,958,000 $	1,303,802	9,333,000 $	9,358,000 $	616,652
5,958,000 $	5,983,000 $	1,276,693	9,358,000 $	9,383,000 $	624,660
5,983,000 $	6,008,000 $	1,249,810	9,383,000 $	9,408,000 $	632,669
6,008,000 $	6,033,000 $	1,223,150	9,408,000 $	9,433,000 $	640,677
6,033,000 $	6,058,000 $	1,196,712	9,433,000 $	9,458,000 $	648,686
6,058,000 $	6,083,000 $	1,170,492	9,458,000 $	9,483,000 $	656,694
6,083,000 $	6,108,000 $	1,144,487	9,483,000 $	9,508,000 $	664,703
6,108,000 $	6,133,000 $	1,118,695	9,508,000 $	9,533,000 $	672,711
6,133,000 $	6,158,000 $	1,093,113	9,533,000 $	9,558,000 $	680,720
6,158,000 $	6,183,000 $	1,067,740	9,558,000 $	9,583,000 $	688,728
6,183,000 $	6,208,000 $	1,042,571	9,583,000 $	9,608,000 $	696,737
6,208,000 $	6,233,000 $	1,017,605	9,608,000 $	9,633,000 $	704,745
6,233,000 $	6,258,000 $	992,839	9,633,000 $	9,658,000 $	712,753
6,258,000 $	6,283,000 $	968,272	9,658,000 $	9,683,000 $	720,762

If the Final Shareholder’s Equity Balance is greater than but less than	Additional DecisionPoint Shares	If the Final Shareholder’s Equity Balance is greater than but less than	Additional Comamtech Shares

6,283,000 $	6,308,000 $	943,899	9,683,000 $	9,708,000 $	728,770
6,308,000 $	6,333,000 $	919,720	9,708,000 $	9,733,000 $	736,779
6,333,000 $	6,358,000 $	895,732	9,733,000 $	9,758,000 $	744,787
6,358,000 $	6,383,000 $	871,932	9,758,000 $	9,783,000 $	752,796
6,383,000 $	6,408,000 $	848,319	9,783,000 $	9,808,000 $	760,804
6,408,000 $	6,433,000 $	824,890	9,808,000 $	9,833,000 $	768,813
6,433,000 $	6,458,000 $	801,644	9,833,000 $	9,858,000 $	776,821
6,458,000 $	6,483,000 $	778,577	9,858,000 $	9,883,000 $	784,830
6,483,000 $	6,508,000 $	755,688	9,883,000 $	9,908,000 $	792,838
6,508,000 $	6,533,000 $	732,975	9,908,000 $	9,933,000 $	800,847
6,533,000 $	6,558,000 $	710,436	9,933,000 $	9,958,000 $	808,855
6,558,000 $	6,583,000 $	688,068	9,958,000 $	9,983,000 $	816,864
6,583,000 $	6,608,000 $	665,871	9,983,000 $	10,008,000 $	824,872
6,608,000 $	6,633,000 $	643,841	10,008,000 $	10,033,000 $	832,880
6,633,000 $	6,658,000 $	621,978	10,033,000 $	10,058,000 $	840,889
6,658,000 $	6,683,000 $	600,278	10,058,000 $	10,083,000 $	848,897
6,683,000 $	6,708,000 $	578,742	10,083,000 $	10,108,000 $	856,906
6,708,000 $	6,733,000 $	557,365	10,108,000 $	10,133,000 $	864,914
6,733,000 $	6,758,000 $	536,148	10,133,000 $	10,158,000 $	872,923
6,758,000 $	6,783,000 $	515,087	10,158,000 $	10,183,000 $	880,931
6,783,000 $	6,808,000 $	494,181	10,183,000 $	10,208,000 $	888,940
6,808,000 $	6,833,000 $	473,430	10,208,000 $	10,233,000 $	896,948
6,833,000 $	6,858,000 $	452,829	10,233,000 $	10,258,000 $	904,957
6,858,000 $	6,883,000 $	432,380	10,258,000 $	10,283,000 $	912,965
6,883,000 $	6,908,000 $	412,078	10,283,000 $	10,308,000 $	920,974
6,908,000 $	6,933,000 $	391,924	10,308,000 $	10,333,000 $	928,982
6,933,000 $	6,958,000 $	371,915	10,333,000 $	10,358,000 $	936,991
6,958,000 $	6,983,000 $	352,050	10,358,000 $	10,383,000 $	944,999
6,983,000 $	7,008,000 $	332,327	10,383,000 $	10,408,000 $	953,007
7,008,000 $	7,033,000 $	312,745	10,408,000 $	10,433,000 $	961,016
7,033,000 $	7,058,000 $	293,301	10,433,000 $	10,458,000 $	969,024
7,058,000 $	7,083,000 $	273,996	10,458,000 $	10,483,000 $	977,033
7,083,000 $	7,108,000 $	254,827	10,483,000 $	10,508,000 $	985,041
7,108,000 $	7,133,000 $	235,793	10,508,000 $	10,533,000 $	993,050
7,133,000 $	7,158,000 $	216,892	10,533,000 $	10,558,000 $	1,001,058
7,158,000 $	7,183,000 $	198,123	10,558,000 $	10,583,000 $	1,009,067
7,183,000 $	7,208,000 $	179,485	10,583,000 $	10,608,000 $	1,017,075
7,208,000 $	7,233,000 $	160,977	10,608,000 $	10,458,000 $	1,025,084
7,233,000 $	and higher	-	10,633,000 $	and higher	1,025,084

SCHEDULE C
INTERIM ORDER

Court File No.: CV-10-8984-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	THURSDAY, THE 14th
JUSTICE MESBUR	)	DAY OF APRIL, 2011
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, CHAPTER B. 16, AS AMENDED, AND UNDER RULE 14.05(2) AND RULE 14.05(3)(f) AND RULE 38 OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING COMAMTECH INC. and 2259736 ONTARIO INC.

COMAMTECH INC. and 2259736 ONTARIO INC.

Applicants

INTERIM ORDER

THIS MOTION, made by the applicants Comamtech Inc. ("Comamtech") and 2259736 Ontario Inc. ("2259736") for an interim order for advice and directions pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended (the "OBCA") was heard this day at 330 University Avenue, 8th Floor, Toronto, Ontario, M5G IR7.

ON READING the notice of application, the notice of motion and the affidavit of Marc Ferland sworn April 13, 2011 and the exhibits attached thereto (the "Ferland Affidavit"), including the Plan of Arrangement, which is attached as Schedule B to Comamtech's draft management information circular (the "Circular"), which is attached as Exhibit A to the Ferland Affidavit, and on hearing the submissions of counsel for Comamtech and 2259736, and counsel for DecisionPoint Systems, Inc. ("DecisionPoint"),

Definitions

1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that Comamtech is permitted to call, hold and conduct the Meeting on May 18, 2011,in order for the Shareholders to consider and, if determined advisable, pass the Arrangement Resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement.

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the Notice of Meeting, which accompanies the Circular, and the articles and by-laws of Comamtech, subject to what may be provided hereafter and subject to further order of this Honourable Court.

4. THIS COURT ORDERS that the record date for determination of the shareholders entitled to notice of, and vote at, the Meeting shall be April 18, 2011, as set out in the Circular. All Shareholders of record as at the close of business on the Record Date will be entitled to vote at the Meeting.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	the Shareholders as of the Record Date, or their respective proxy holders;

(b)	the officers, directors, auditors and advisors of Comamtech; and

(c)	other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that Comamtech may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Comamtech and that the quorum at the Meeting shall be two or more shareholders present in person or represented by proxy and holding at least 20% of the votes entitled to be voted at the meeting.

Amendments to the Arrangement and Plan of Arrangement

8. THIS COURT ORDERS that Comamtech is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9 below, such amendments, modifications or supplements to the Arrangement or Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice pursuant to this Interim Order, and the Arrangement and Plan of Arrangement as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing of the application for the final approval of the Arrangement.

9. THIS COURT ORDERS that if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8 above would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Comamtech may determine.

Amendments to the Circular

10. THIS COURT ORDERS that Comamtech is authorized to make such amendments, revisions or supplements to the draft Circular as it may determine and the Circular, as so amended, revised or supplemental, shall be the Circular to be distributed in accordance with this Interim Order.

Adjournments and Postponements

11. THIS COURT ORDERS that Comamtech, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Comamtech may determine is appropriate in the circumstances. This provision shall not limit the authority of the chair of the Meeting in respect of adjournments or postponements.

Notice of Meeting

12. THIS COURT ORDERS that, in order to effect notice of the Meeting, Comamtech shall send the Circular (including the notice of application and this Interim Order), the Notice of Meeting and the form of proxy, along with such amendments or additional documents as Comamtech may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

(a)
the registered Shareholders as of the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)
by prepaid ordinary or first class mail, or by courier to the addresses of the Shareholders as they appear on the books and records of Comamtech, or its registrar or transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Comamtech;

(ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii)
by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Comamtech, who requests such transmissions in writing and, if required by Comamtech, who is prepared to pay the charges for such transmission; and

(b)
non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c)
the respective directors and auditors of Comamtech, by delivery in person, by recognized courier service, by prepaid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. THIS COURT ORDERS that, in the event that Comamtech elects to distribute the Meeting Materials, Comamtech is hereby directed to distribute the Circular (including the notice of application and this Interim Order), and any other communications or documents determined by Comamtech to be necessary or desirable (collectively, the "Court Materials") to the holders of Comamtech Options by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b) above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Comamtech or its registrar and transfer agent at the close of business on the Record Date.

14. THIS COURT ORDERS that accidental failure or omission by Comamtech to give notice of the Meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Comamtech, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Comamtech, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. THIS COURT ORDERS that Comamtech is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials as Comamtech may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraphs 12 and 13, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Comamtech may determine.

16. THIS COURT ORDERS that distribution of the Meeting Materials pursuant to this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within application upon the persons described in paragraphs 12 and 13 above and that those persons are bound by any orders made on the within application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17. THIS COURT ORDERS that Comamtech is authorized to use the proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Comamtech may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Comamtech is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Comamtech may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Comamtech deems it advisable to do so.

18. THIS COURT ORDERS that registered Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4) of the OBCA: (a) may be deposited at the registered office of Comamtech as set out in the Circular; and (b) any such instruments must be received by Comamtech no later than the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment or postponement thereof.

Voting

19. THIS COURT ORDERS that all Shareholders of record as at the close of business on the Record Date will be entitled to vote at the Meeting. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangement to be implemented, subject to further order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, by at least two-thirds of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders. Such votes shall be sufficient to authorize and direct Comamtech and 2259736 to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Comamtech (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share held.

Dissent Rights

22. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185 of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Comamtech in the form required by section 185 (6) of the OBCA and the Arrangement Agreement, which written objection must be received by Comamtech not later than 5:00 p.m. (Eastern time) on the last business day immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA.

23. THIS COURT ORDERS that a Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by the fair value of all, but not less than all, of the Comamtech Shares held by such Dissenting Shareholder, determined as at the close of business on the last Business Day before the Arrangement resolution is adopted.

24. THIS COURT ORDERS that any registered holders of Comamtech Shares who duly exercises Dissent Rights and who:

(i)
are ultimately entitled to be paid fair value for their Comamtech Shares, which shall be paid an amount equal to such fair value (less any amounts withheld pursuant to section 5.4 of the Plan of Arrangement) by Comamtech and shall be deemed to have transferred such Comamtech Shares to Comamtech at the Effective Time; or

(ii)
are ultimately not entitled for any reason to be paid fair value for their Comamtech Shares shall be deemed to have participated in the Arrangement on the same basis as any non Dissenting Shareholder of Comamtech Shares and shall not be entitled to receive any consideration other than the number of Comamtech Shares cancelled pursuant to Section 3.12 of the Plan of Arrangement (as the same may be adjusted to account for any corporate actions taken by Comamtech after the Effective Time as if the holder was a holder of Comamtech shares at the relevant time);

but in no case shall Comamtech or any other person be required to recognize such Dissenting Shareholders as holders of Comamtech Shares after the Effective Time (other than as provided in section 4.1.2(b) of the Plan of Arrangement) and the names of such Dissenting Shareholders of Comamtech Shares shall be deleted from the register of shareholders of Comamtech Shares at the Effective Time.

Hearing of Application for Approval of the Arrangement

25. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Comamtech and 2259736 may apply to this Honourable Court for final approval of the Arrangement.

26. THIS COURT ORDERS that distribution of the notice of application and this Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the notice of application and this Interim Order and no other form of service need be effected and no other material need be served unless a notice of appearance is served in accordance with paragraph 24.

27. THIS COURT ORDERS that any notice of appearance served in response to the notice of application shall be served on the solicitors for Comamtech, with a copy to counsel for DecisionPoint, as soon as reasonably practicable, and in any event, no less than 5 days before the hearing of the application at the following addresses:

FASKEN MARTINEAU DUMOULIN LLP
Barristers and Solicitors
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, Ontario M5H 2T6
Attention: Jennifer McAleer

MCMILLAN LLP
Lawyers
Brookfield Place
181 Bay Street, Suite 4400
Toronto, Ontario M5J 2T3
Attention: Hilary Clarke

28. THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a) (b) (c)	the lawyers for Comamtech and 2259736; the lawyers for DecisionPoint; and any person who has served and filed a notice of appearance herein in accordance with this Interim Order.

29. THIS COURT ORDERS that any materials to be filed by Comamtech in support of the within application for final approval of the Arrangement may be filed up to one day prior to the hearing of the application without further order of this Honourable Court.

30. THIS COURT ORDERS that in the event that the application does not proceed on the date set forth in the notice of application, and is adjourned, only those persons who served and filed a notice of appearance in accordance with paragraph 24 shall be entitled to be given notice of the adjourned date.

Precedence

31. THIS COURT ORDERS that to the extent of any inconsistency or discrepancy between this Interim Order, and the terms of any instrument creating, governing or collateral to the voting common shares, or the articles or by-laws of Comamtech, this Interim Order shall govern.

Service and Filing

32. THIS COURT ORDERS THAT the time for service and filing of the notice of motion and motion record be and is hereby abridged, that the notice of motion is properly returnable today and that service of the notice of motion and motion record on any of the Shareholders or any other interested person is hereby dispensed with.

Extra-Territorial Assistance

33. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

34. THIS COURT ORDERS that Comamtech and 2259736 shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

/s/ (illegible)

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
Le / DANS LE REGISTRE NO.:
APR 14 2011
PER/PAR: (illegible)

IN THE MATTER OF AN APPLICATION UNDER SECTION	COMAMTECH INC. and 22597376 ONTARIO INC.
182 OF THE OBCA

Applicants
Court File No. CV-10-8984-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST
Proceedings commenced at
Toronto

INTERIM ORDER

FASKEN MARTINEAU DuMOULIN LLP
Barristers and Solicitors
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Jennifer McAleer (LSUC: 43312R)
Tel: 416 865 4413
Fax: 416 364 7813

Lawyers for the applicants

Court File No.: CV-10-8984-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, CHAPTER B. 16, AS AMENDED, AND UNDER RULE 14.05(2) AND RULE 14.05(3)(f) AND RULE 38 OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING COMAMTECH INC. and 2259736 ONTARIO INC.

COMAMTECH INC. and 2259736 ONTARIO INC.

Applicants

AMENDED AMENDED NOTICE OF APPLICATION

TO THE RESPONDENT(S)

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicants. The claim made by the applicants appears on the following page.

THIS APPLICATION will come on for a hearing on ~~Monday, December 20, 2010 February 23, 2011~~, May 20. 2011 at 10:00 a.m., at 330 University Avenue, 8th Floor, Toronto, Ontario, M5G 1R7.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date:	November 16,2010	Issued by:	/s/ N.Brown
Local Registrar

Address of
		court office:	330 University Avenue
7th Floor
Toronto, Ontario
M5G 1R7

TO:	MCMILLAN LLP Lawyers Brookfield Place 181 Bay Street, Suite 4400 Toronto, ON M5J2T3 Hilary Clarke Tel: 416 865 7286 Fax: 416 865 7048 Lawyers for DecisionPoint Systems, Inc.

APPLICATION

1. The applicants make application for:

(a) (b)
an interim order for directions pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended (the "OBCA");
an order approving the proposed plan of arrangement of Comamtech Inc. under section 182 of the OBCA; and

(c)	such further and other relief as this Honourable Court may deem just.

2. The grounds for the application are:

(a)	all statutory requirements under the OBCA have been fulfilled;

(b)
the Arrangement (as that term is defined in the draft Management Information Circular attached as Exhibit "A" to the affidavit of Marc Ferland sworn November 16, 2010 January 18, 2011 April 10. 2011) is in the best interests of, and fair to, the voting Shareholders of Comamtech Inc.;

(c)	section 182 of the OBCA;

(d)	Rules 14.05(2), 14.05(3)(f), 38 and 39 of the Rules of Civil Procedure; and

(e)	such further and other grounds as to this Honourable Court may seem just.

3 The following documentary evidence will be used at the hearing of the application:

(a)	the affidavit of Marc Ferland sworn ~~November 16, 2010 January 18, 2011~~ April 10. 2011;

(b)
a supplementary affidavit to be sworn following the completion of the Meeting (as that term is defined in the draft Management Information Circular attached as Exhibit "A" to the affidavit of Marc Ferland sworn November 16, 2010 January 18, 2011 April 10, 2011); and

(c)	such further and other evidence as counsel may advise and this Honourable Court may permit.

~~November 16,2010~~	FASKEN MARTINEAU DuMOULIN LLP
~~January 18, 2011~~	Barristers and Solicitors
April, 2011	333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Christine P. Tabbert (LSUC: 43594K)
Jennifer McAleer (LSUC: 44132R)
Tel: 416 865 4465
Fax: 416 364 7813

Lawyers for the applicants

IN THE MATTER OF AN APPLICATION UNDER SECTION	COMAMTECH INC. and 22597376 ONTARIO INC.
182 OF THE OBCA

Applicants

Court File No. CV-10-8984-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST
Proceedings commenced at
Toronto

AMENDED AMENDED NOTICE OF APPLICATION

FASKEN MARTINEAU DuMOULIN LLP
Barristers and Solicitors
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Christine P. Tabbert (LSUC: 43594K)
Jennifer McAleer (LSUC: 43312R)
Tel: 416 865 4413
Fax: 416 364 7813

Lawyers for the applicants

Private & Confidential

Montréal, April 8th, 2011

Mr. Larry Yelin
Attorney
Chairman of the Independent Committee of the Board of Directors
Comamtech inc.
2000 McGill College Ave, Suite 1460
Montreal, QC H3A 3H3

Object: Revised Fairness Opinion – DecisionPoint

Dear Sirs,

As per your request and the terms of our engagement letter of August 25th, 2010, we are pleased to issue this Valuation Report for the shares of DecisionPoint Systems inc. (“DecisionPoint”) as of April 8th, 2011, the Report Date. This valuation is performed because there is an offer from Comamtech inc. (‟Comamtech”) to acquire all of the shares of DecisionPoint on or about May 2011, the Transaction Closing Date, on the basis of an arrangement pursuant to which a wholly owned subsidiary of Comamtech will amalgamate with DecisionPoint in consideration whereof the shareholders of DecisionPoint will exchange their shares for shares in Comamtech (“Arrangement”). This fairness opinion supersedes the original fairness opinion dated October 6th, 2010 and the revised one issued on January 18th, 2011. The terms and conditions of this offer are driven by a Letter of Intent (“LOI”) executed between Comamtech and DecisionPoint as at August 26th, 2010 as well as an arrangement agreement dated October 20th, 2010, as amended on December 23rd, 2010, a second time as at March 22nd, 2011 and a third time as at April 8th, 2011 (“Arrangement Agreement”). Thus, for the sake of this report, the Valuation Date is set at the Report Date of April 8th, 2011. The enclosed report takes into consideration the recently closed transaction between DecisionPoint and CMAC, inc. and also the contemplated agreement between Sigma Opportunity Fund II, LLC (“Sigma”) and DecisionPoint concerning preferred and common shares issuance. At the same time, the valuation conclusion will be used to issue the fairness opinion. The purpose of this opinion is to conclude on the fairness of the proposed Arrangement to all the shareholders of Comamtech, (except for any interested party). Our valuation report follows Appendix A to Standard 110 of the Practice Standards of the Canadian Institute of Chartered Business Valuators (CICBV) while the Fairness Opinion follows Appendix B to Standard 110. Under the standards of the CICBV, there are three types of valuation reports: (i) Comprehensive; (ii) Estimate; and, (iii) Calculation. The conclusions reported therein differ by the level of assurance provided and the extent of analysis, investigation, and corroboration performed by the valuator. The enclosed report is an Estimate Valuation Report as per CICBV Standard 110. As such, the scope of review is inherently limited by the nature of the valuation report being provided and the conclusions expressed herein may have been different had a comprehensive valuation report been provided.

Unless noted otherwise, all amounts are expressed in US Dollars.

Conclusion

Based on the qualifications, restrictions, limitations and assumptions described therein and our valuation analysis, we conclude that DecisionPoint has, at the Valuation Date, a Fair Market Value (“FMV”) of its equity (common and preferred combined) between $9.0M and $19.7M, but more realistically, between $13.8M and $16.8M. This conclusion is based upon the financial results and capital structure information known and disclosed at the Valuation Date. It should be noted that ModelCom did not visit the installations of DecisionPoint and, as such, the conclusion might change following the site visits and the validation of the assets and installations.

As well, ModelCom looked at the fairness of the proposed transaction to all the shareholders of Comamtech. The transaction is a reverse takeover by which Comamtech will issue shares to acquire DecisionPoint. The FMV of the combined equity of DecisionPoint is between $9.0M and $19.7M but, more realistically, between $13.8M and $16.8M. Since the Series A preferred shares have a par value of $975k, the FMV of the common equity is between $12.8M and $15.8M, while the cash value of the consideration paid is $15.6M. Thus, based on all the assumptions, limitations, qualifications, restrictions described herein as well as all the valuation calculations, the Arrangement, as it is set, is fair, from a financial point of view, to all the shareholders of Comamtech.

Other event

Currently, DecisionPoint could conclude a financing agreement with Sigma. This agreement stipulates that DecisionPoint will issue 4,000 preferred shares at $1,000 per share for a consideration of $4.0M in cash. These shares would be convertible in common shares at any time at a fixed price of $3.20 per share. Also, DecisionPoint will grant 53,125 common shares to Sigma without any compensation. The issuance of 53,125 common shares will reduce the value per common share, dropping it from $3.37 to $3.35. However, concerning the preferred stock, there's no material impact on the equity value since the price of conversion is approximately the same as the current price per share.

Valuation Process

The FMV of DecisionPoint is determined first by using an income based valuation technique since DecisionPoint is a profitable business venture. Then, the valuation conclusion will be compared with market data from business subjects operating in a similar field than DecisionPoint. This market data comprise stock price information from other players as well as recent information from past transactions.

2

Also, the Fairness Opinion will be structured by comparing the value conclusion on DecisionPoint with the terms of the LOI and the Arrangement Agreement to reach a conclusion on the fairness of the proposed transaction.

FMV can be defined as the highest price available in an open and unrestricted market, between prudent, willing and well-informed parties acting at arms' length, under no compulsion to act and expressed in terms of cash.

Description of the shares being valued

DecisionPoint is listed on the Over-The-Counter securities market and trading data is available from June 2009.

The following table shows the history of trading for DecisionPoint:

Period	Average Daily Volume	Low	High	Closing
Q3-2009	34,605	$0.36	$1.25	$0.52
Q4-2009	80,333	$0.20	$0.60	$0.29
Q1-2010	62,974	$0.20	$0.50	$0.50
Q2-2010	39,803	$0.28	$0.58	$0.50
Q3-2010	33,041	$0.23	$0.50	$0.25
Q4-2010	63,958	$0.23	$0.45	$0.27
Q1-2011	65,797	$0.26	$0.50	$0.39

Using a stock price of $0.407 per share (average closing price for the 20 trading days before the Valuation Date) and the number of shares outstanding at the Valuation Date of 36,749,286, the market capitalization is $14,956,959. As part of the outstanding shares, 21,482,619 shares are restricted.

Also, the company has a stock option plan. The total number of options granted and outstanding is 3,336,121 with exercise prices from $0.20 to $0.31 and an average exercise price of $0.24. Among the granted options, 2,746,968 are vested with an average exercise price of $0.23. These granted options should be considered in-the-money. Based on the above the 589,153 non-vested options should have an average exercise price of $0.287.

Furthermore, at the Valuation Date, DecisionPoint has 975 Series A preferred shares outstanding with a par value of $1,000 per preferred share, or $975,000 in aggregate. These preferred shares can be converted in 2,000 common shares, at the option of the holder, at $0.50 per share. Thus, if converted, these preferred shares will translate into 1,950,000 new common shares. Also, DecisionPoint has 380 Series B preferred shares outstanding with a par value of $1,000 per preferred share, or $380,000 in aggregate. These preferred shares can be converted in 2,500 common shares, at the option of the holder, at $0.40 per share. Thus, if converted, these preferred shares will translate into 950,000 new common shares.

3

Finally, at the Valuation Date, DecisionPoint has 3,105,000 warrants outstanding. The following table provides a summary of these warrants:

Number of warrants	Exercise price
1,000,000	$0.50
1,000,000	$0.60
617,500	$1.00
487,500	$1.25
3,105,000	$0.749

At prevailing market stock price, none of these warrants are in the money.

The Fairness Opinion section below will explain how these securities are handled as part of the Arrangement and as defined by the LOI and the Arrangement Agreement executed between Comamtech and DecisionPoint.

Corporate Overview

DecisionPoint Systems, Inc., formerly known as Canusa Capital Corp. (the “Company”) was incorporated on December 27, 2006, under the laws of the State of Delaware. On June 17, 2009, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) among the Company, DecisionPoint Acquisition, Inc., a Delaware corporation which is a wholly-owned subsidiary of the Company (“Merger Sub”), and DecisionPoint Systems Holding, Inc., a California corporation (“Holding”). Holding merged with and into Merger Sub with Merger Sub surviving the merger (“Merger”) as a wholly-owned subsidiary of the Company under the name DecisionPoint Systems Group, Inc. (“DecisionPoint”). Prior to the Merger, the Company was a “shell company”. Pursuant to the terms of the Merger Agreement, the Company acquired all of the issued and outstanding capital stock of DecisionPoint from DecisionPoint's shareholders in exchange for 20,000,000 shares of the Company's common stock and assumed all of DecisionPoint's obligations under DecisionPoint's outstanding stock options and warrants.

DecisionPoint has two wholly owned subsidiaries, DecisionPoint Systems CA, Inc. formerly known as Creative Concepts Software, Inc. (“CCS”) and DecisionPoint Systems CT, Inc. formerly known as Sentinel Business Systems, Inc. (“SBS”). The combined company is a data collection systems integrator that sells and installs mobile devices, software, and related bar coding equipment, radio frequency identification systems technology and provides custom solutions.

The Company also adopted a fiscal year end of December 31st. DecisionPoint completed its acquisition of SBS in March 2006 and its acquisition of CMAC inc. in December 2010.

Founded in 1995, CCS was a leading provider of Enterprise Mobility Solutions. Industry expertise included grocery, retail general merchandise and warehousing primarily in the western United States. CCS provided all of the services necessary to ensure a successful project. They provided turnkey solutions which included: project management, system design, application development, system integration, hardware configuration and staging, wireless system installation, user training, help desk support and hardware maintenance.

4

Founded in 1976 and incorporated in 1983, SBS developed over time a family of powerful enterprise data collection software solutions, products and services. Their flagship product, CASE Tools/Pathfinder™, was introduced in 1992. In 1980, Sentinel Business Solutions became Intermec, Inc's, (“Intermec”) first Value Added Reseller. In 2000, SBS also joined became Intermec, Inc's, (“Intermec”) first Value Added Reseller. In 2000, SBS also joined forces with Symbol Technologies, Inc. (“Symbol”) as a Solution Partner. SBS maintained their leadership in the data collection industry for over 25 years. They offered complete enterprise data collection solutions: rapid application development tools, transaction server, hardware, services, media and support. The combination of these companies, created a National Mobile Solutions and radio frequency identification systems (“RFID”) company that can provide solutions from historical knowledge and added expertise.

CMAC, Inc. is a supply chain consulting and systems integration firm focused on delivering operational and technical solutions for the enterprise. We are committed to improving our client's competitive position by developing operational excellence strategies and implementing best-in-class supply chain planning, execution, and automated data collection solutions. CMAC‟s experienced team has provided cost effective solutions to over 500 organizations in various industries and evolved into a proven market leader. We provide our clients highly experienced and affordable professionals using proven methodologies de-signed to achieve a quicker value realization.

DecisionPoint delivers to its customers the ability to make better, faster, and more accurate business decisions by implementing industry-specific, enterprise wireless and mobile computing systems for their front-line employees. It is these systems which provide the information to improve the hundreds of individual business decisions made each day. The “productivity paradox” is that the information remains locked away in their organization's enterprise computing system, accessible only when employees are at their desk. DecisionPoint solves this productivity issue. The result for their customers is they are able to move their business decision points closer to their own customers whom in turn, drive their own improved productivity and operational efficiencies.

DecisionPoint does this by providing their customers with everything they need through the process of achieving their enterprise mobility goals starting with the planning of their systems, to the design and build stage, to the deployment and support stage, and finally to achieving their projected Return On Investment (“ROI”). DecisionPoint designs, sells, installs and services voice and data communications products and systems for private networks and wireless broadband systems to a wide range of enterprise markets, including retail, transportation and logistics, manufacturing, wholesale and distribution, as well as other commercial customers (which, collectively, are referred to as the “commercial enterprise market”).

5

A graphical view of DecisionPoint's business process is presented below:

DecisionPoint's typical solution consists of a combination of the following:

·	specialized mobile computers
·	a wireless network infrastructure (or the use of a national wireless carrier)
·	specialized mobile application software
·	integration software to customer's existing enterprise systems, and
·	a range of professional services needed to make it all 'work'.

Over the past year, notable news release from DecisionPoint is summarized below:

Mon, Aug 16, 2010: DecisionPoint Systems Receives Certification as Authorized Motorola Two-Way Radio Reseller

Mon, Jan 3, 2011 : DecisionPoint Completes Purchase of CMAC, Inc.

Wed, Dec 15, 2010 : DecisionPoint Systems Partners With TotalMobile to Provide Enhanced Field Mobility Solutions

Fri, Dec 10, 2010 : Professional Research on DecisionPoint Systems Inc. and Artificial Life Inc. - Business Software Companies Catering to Mobile World

Wed, Dec 8, 2010 : Datatrac(R) Partners With DecisionPoint Systems to Provide MobileArc(TM) Field Mobility Solutions

Tue, Nov 2, 2010 : DecisionPoint Launches MobileCare(TM) Up and Running and Keep it Running Bundled Support Service Offerings

Mon, Aug 16, 2010 : DecisionPoint Systems Receives Certification as Authorized Motorola Two-Way Radio Reseller

6

Wed, Jul 7, 2010: G4S Secure Solutions USA Draws Upon DecisionPoint Systems' Expertise to Deploy Secure Trax(TM)

Thu, Jul 1, 2010: US Air Force Reserve Awards DecisionPoint Ensuing Order to Augment Ongoing $7 Million Inventory Tracking Program

Mon, Jun 14, 2010: DecisionPoint Wins $1.2M of Contracts for MobileArc for Couriers Offering

Thu, Jun 10, 2010: DecisionPoint's Launch of MobileArc for Couriers Offering Places Technology in High Demand

Thu, Jun 3, 2010: DecisionPoint Systems Launches MobileARC for Couriers

Tue, May 25, 2010: DecisionPoint Systems Provides Enhanced Field Mobility Solution to Corporate Transit of America

Thu, Mar 25, 2010: DecisionPoint Wins Contract to Provide Field Mobility Solutions for RecycleBank

Tue, Feb 9, 2010: DecisionPoint Provides $180,000 Field Mobility Solution to Zip Express

Thu, Jan 7, 2010: DecisionPoint Systems and Motorola to Showcase Solutions to Improve Retail Productivity and Service at National Retail Federation Trade Show

Thu, Dec 10, 2009: DecisionPoint Systems and Agilis Systems Team to Deliver Mobile Workforce Solutions on T-Mobile(R) Network

Thu, Nov 19, 2009: PETCO Subscribes to DecisionPoint's MobileCare(TM) Technical Support Service

Tue, Oct 27, 2009: DecisionPoint Systems Completes Rollout of $2.7 Million Mobile Security Solution for Leading Provider in U.S.

Tue, Oct 20, 2009: DecisionPoint Launches MobileCare(TM) Express Depot to Provide Customized Replacement Devices and Minimize Downtime From Damage or Repair

Thu, Oct 15, 2009: DecisionPoint Launches MobileCare(TM) Software Support Service to Protect Custom Mobile Software Investments

Thu, Sep 24, 2009: DecisionPoint Launches MobileCare(TM) Device Management Service Providing Live End-User Support via Remote Control

Thu, Sep 17, 2009: DecisionPoint Launches MobileCare(TM) Service Support Program for Mobile Systems

Fri, Sep 11, 2009: US Air Force Reserve Awards DecisionPoint Follow on Order

7

Increasing Ongoing Inventory Tracking Program to $5.4 Million

Wed, Sep 2, 2009: CXT Software Joins DecisionPoint Systems' MobileArc(R) Field Mobility Program

DecisionPoint Financial Results

DecisionPoint is a publicly listed company on the Over-The-Counter securities market and the financial results are available to the public and they are not reproduced here.

Valuation approaches

There are three approaches to value:
a)	Income-based approach;
b)	Asset-based approach;
c)	Market-based approach.

a)
Income-based approach is used when the business subject is viable as a going concern. It is the case of a company that is generating an appropriate level of profits that translates into acceptable rate of returns. These approaches are either based upon capitalization of indicated income figure (earnings, cash flow, EBIT or EBITDA) or on discounted cash flow (DCF). In this latter case, the stream of annual expected cash flows is discounted to present value to reach a conclusion on value;

b)
Asset-based approach is used when the company is not viable as a going concern or when the company is not an operating entity, such as a holding. Thus, this approach would consider either the market value of the net tangible asset base, the liquidation value of the company or the replacement cost of the assets under consideration;

c)
Finally, the market approach compares the business subject to similar companies in the public market or to previous comparable transactions. The concept is to extract given multiples from comparable companies that can be compared to the business subject. This approach is usually used to validate the value conclusions obtained through the income or asset-based approaches.

Qualifications, restrictions and limitations

1-
All documentation exchanged during this engagement including draft valuation report, draft fairness opinion, final valuation report and final fairness opinion are not intended for any other purpose than stated above and should not be reproduced and shared to third parties without our written permission, which permission shall not be unreasonably withheld. For the sake of this engagement, it is understood that the addressees of the reports are Comamtech's management and Board of Directors.

2-	ModelCom cannot be held liable for any losses, damages or claims occasioned to Comamtech, its officers, its directors or employees arising from any misuse of the information and reports provided.

8

3-	ModelCom reserves the right to make revisions to issued valuation reports if new information becomes available, as at the Valuation Date, that would impact the valuation conclusions.
4-	ModelCom did not make any site visit and was not in a position to certify the assets and liabilities of DecisionPoint.
5-	ModelCom limits its liability to the fees charged and collected for this engagement.
Scope of review

To reach a valuation conclusion, ModelCom relies on information provided by Comamtech, DecisionPoint or found in the public domain. Here is the list of elements that have been used to derive the value conclusions:
1-	Historical financial results of DecisionPoint and CMAC, inc.;
2-	Harbinger Research Coverage Initiation Report (June 8, 2010);
3-	DecisionPoint management information on carry-forward losses and asset tax base;
4-	Information on the working capital accounts;
5-	LOI from Comamtech to acquire DecisionPoint;
6-	Arrangement Agreement between Comamtech and DecisionPoint;
7-	Agreement between Sigma and Decision Point
8-	Analysis of publicly-listed companies and past transactions;
9-	Analysis of market information, as required;
10-	Review of past valuation (Prairie Capital Employee Share Ownership Plan (ESOP) Valuation as at December 31, 2009– issued in June 2010);
11-	Review of DecisionPoint 2010-2012 financial forecast (issued in December 2009);
12-	Discussions with the management of Comamtech and of DecisionPoint.

Statement of independence

ModelCom is acting independently and has no contingent fees with Comamtech. In 2008, ModelCom has provided consulting services to Comamtech in the elaboration of financial models to assist in the forecasting of cash flows of Comamtech's business units and in the analysis of some scenarios. These services have been provided under a distinct agreement and for other purposes than the enclosed proposal. However, it is understood that Comamtech's management has used these tools to developing their cash flow forecast for their business units as well as providing a sound approach of allocating balance sheet information between the business units.

In 2009 and 2010, ModelCom has
1-	issued a Fairness Opinion to the Board of Directors of Comamtech regarding the sale of the Comamtech Desktop Search Business Unit to N. Harris Computer Corporation;
2-	issued a Fairness Opinion to the Board of Directors of Comamtech regarding the acquisition of waste-to-energy assets from two Canadian companies;
3-	issued a Valuation Report allowing the management of Comamtech to conclude on the Goodwill Impairment Test of the Comamtech Desktop Search business unit for the fiscal year 2008;
4-	issued a Fairness Opinion to the Board of Directors of Comamtech regarding the sales of the assets of Mamma.com by Comamtech;

9

5-	issued a Draft Valuation Report and Draft Fairness Opinion to Comamtech regarding a proposed transaction that did not close;
6-	issued a Valuation Report allowing the management of Comamtech to conclude on the Goodwill Impairment Test of the Comamtech Desktop Search business unit for the fiscal year 2009.

These mandates have no relation with the present assignment.

Assumptions

ModelCom has set the following general assumptions in the enclosed analysis:

1-	All assets and liabilities were recorded in accordance with the generally accepted accounting principles in the provided DecisionPoint's financial statements;
2-	DecisionPoint has no significant undisclosed liabilities, technologies or contracts that would have a material impact on the value conclusion;
3-
There is no significant material change during the stub period defined between December 31st, 2010 (date of the latest financial statements) and the Report Date that would adversely affect the valuation conclusion herein.

Valuation – DecisionPoint

DecisionPoint is a growing company and the management has prepared a cash flow forecast over the next few years. As such, ModelCom intends to use a DCF approach to determine the value of DecisionPoint.

However, prior to perform the valuation, the Weighted Average Costs of Capital (WACC) of DecisionPoint is required. The Appendix 5 explains how ModelCom derived a WACC between 18.45% and 18.71%.

To assist in the preparation of its cash flow forecast, ModelCom relied on:
a)	Harbinger Research Report– Initiating Coverage Report;
b)	Prairie Capital Advisors ESOP Valuation Report;
c)	Cash Flow forecast from DecisionPoint (Dec. 2009);
d)	Some benchmarking data for companies within DecisionPoint industry (cf.Appendix 1).

10

This information is summarized below:

	DecisionPoint	DecisionPoint - 2009 Plan			Harbinger Research			Prairie Capital Advisors
	2010	2010	2011	2012	2010	2011	2012	2010	2011	2012
Revenues	56,244	57,000	63,000	70,000	58,072	72,590	90,738	57,000	62,700	69,597
YoY growth	16.4%	18.0%	10.5%	11.1%	20.2%	25.0%	25.0%	18.0%	10.0%	11.0%
Cost of Sales	45,392	44,998	49,378	54,606	45,781	55,336	67,455	45,030	49,345	54,564
Gross Margin	10,852	12,003	13,623	15,394	12,291	17,254	23,283	11,970	13,355	15,033
Gross Margin (%)	19.3%	21.1%	21.6%	22.0%	21.2%	23.8%	25.7%	21.0%	21.3%	21.6%
SG&A	9,610	9,024	9,505	10,005	9,745	10,500	12,000	9,234	9,907	10,648
SG&A (as a % of Rev.)	17.1%	15.8%	15.1%	14.3%	16.8%	14.5%	13.2%	16.2%	15.8%	15.3%
EBITDA	1,242	2,979	4,118	5,389	2,546	6,754	11,283	2,736	3,449	4,385
EBITDA (%)	2.2%	5.2%	6.5%	7.7%	4.4%	9.3%	12.4%	4.8%	5.5%	6.3%

1-	The first point to note is that DecisionPoint is behind its forecast of EBITDA for 2010:
a.
The management of DecisionPoint represents that they suffered from a chipset supply shortage from Motorola in the first half of 2010. This shortage might have some mid-term consequences on the ability of DecisionPoint to grow its revenue base. According to the management of DecisionPoint, many players in the industry have suffered from the same situation.

b.
Higher than expected SG&A are explained, according to the management of DecisionPoint, by the economic situation as well as the efforts spent on some investment opportunities and potential acquisitions.

2-	Then, the Harbinger Research numbers are very odd compared to the plan from DecisionPoint as well as to the numbers from Prairie Capital Advisors:
a.	Optimistic revenue growth – from Appendix 1, no company grew by more than 20% for 3 years in a row;
b.
Significant gross margin improvement – going from 20% to almost 26% over 3 years is a tremendous improvement. Again, in Appendix 1, no other company is showing this kind of behavior and the DecisionPoint plan is not even that optimistic;

c.	Significant relief in relative spending in SG&A – in Appendix 1, there is no sign of significant economy of scale on the SG&A when the revenues are going up.
d.
It appears that this plan is not supported by numbers from DecisionPoint itself as well as from the other business valuation. Thus, the Harbinger Research numbers should be qualified as the „‟utopia‟‟ plan and no significant weight should be attached to it.

3-
The valuation report from Prairie Capital Advisors mostly relied on the cash flow forecast prepared by DecisionPoint in December 2009. They were just a bit more conservative on the improvement of the gross margin and on the relative decline in SG&A. It is worth noting that the purpose of the valuation was strictly on valuing non-marketable, minority ESOP shares as at December 31st,2009. Even if the purpose is very different and the Valuation Date is also different, their DCF conclusion was that the equity value of DecisionPoint was$8.5M. It is likely that this value conclusion might underestimate the potential of growth of DecisionPoint, however, as stated above, they used the 2010 – 2012 revenue projections of DecisionPoint.

11

Thus, ModelCom's analysis of the various forecast leads to the following statements:
a)
DecisionPoint cannot grow steadily by 25% per year over the next 3 years. As a matter of fact, DecisionPoint has issued its 2nd quarter 2010 results and they are experiencing very small growth compared to 2009 (3%). Based on their proforma expectations for the second semester of 2010, they plan to reach $57M in revenues, an increase of 18% over 2009 results. The stagnation in revenues in the first semester of 2010, according to the management of DecisionPoint, is solely due to a supply shortage with Motorola, one of their most significant chipset suppliers. Thus, the reliance on Motorola is an operational risk of DecisionPoint since such a shortage can happen again in the future.

b)
Prevailing and recent economic conditions create volatile industry conditions and make it difficult to develop forecast for DecisionPoint. Margins are thin and, as such, lead to highly hypothetical financial projections. Recent results of DecisionPoint as well as ambivalent economic news, especially in US, make it very difficult to support the assumptions of heavy revenue growth in a foreseeable future.

c)
The gross margin can improve over time, but at a reasonable pace. For instance, for the first 2 quarters of 2009, the gross margin was at 19.0% while, for the first 2 quarters of 2010, the gross margin is 18.7%. Again, this might be explained, according to the management of DecisionPoint, by the delays in deploying solutions due to supply shortage from Motorola. DecisionPoint is expecting some kind of revenue shift, over time, by which the revenues from services with higher margins will grow faster than revenues with lower margins. ModelCom has taken this gross margin improvement forecast into consideration, but has slowed down the pace of improvement since the suggested scenario was too optimistic. At the same time, the December 2009 DecisionPoint plan was not that optimistic in terms of gross margin improvement.

d)
The SG&A expenses will need to stay at a reasonable level in order to finance the growth in revenues. Thus, ModelCom believes that, from a relative point of view, and according to the benchmarks (cf. Appendix 1), it would be more realistic to keep the SG&A spending at approximately the same level over time.

e)
As stated in the Harbinger Research report and as shown in the benchmarking in Appendix 1, DecisionPoint operates under a negative level of non-cash working capital. ModelCom‟s opinion is that, in the best case, the non-cash working capital should be adjusted to nil, thus requiring a reduction in enterprise value of $3.5M. In the worst case, ModelCom‟s opinion is that DecisionPoint should have a minimum positive balance in non-cash working capital of 5% of their revenues, thus requiring a reduction in enterprise value of $6.0M. It is worth noting that in the December 2009 DecisionPoint forecast, the company's expectation was to operate under a null level of non-cash working capital.

Thus, ModelCom has assembled a new forecast over the next few years (2011 to 2014) using the assumptions above and has assembled a probabilistic model with 5 possible scenarios. The Appendix 2 provides all the details. The highlights of these 5 scenarios are as follows:

12

Scenario	Annual Revenue Growth Rate	Gross Margin Improvement (over 3 years)	Additional Risk Premium
Very Optimistic	25%	5.50%	5.0%
Optimistic	20%	5.00%	2.5%
Realistic	15%	4.00%	0%
Pessimistic	10%	3.50%	-1.5%
Very Pessimistic	5%	2.50%	-2.5%

Also, to include the acquisition of CMAC, inc. into Decision Point forecasts, we assume a CMAC, inc. revenues growth rate of 3% from 2011 to 2013. Then, to consider synergies resulting of the acquisition, in the optimistic scenarios, we include gross margin improvement for period from 2011 to 2013 of respectively 0.5%, 1.25% and 2.0%.

The very optimistic scenario is close to the Harbinger Research report except that ModelCom cannot accept a sharp decrease in SG&A as well as a very aggressive gross margin improvement over only 3 years. In such a case, the risk of delivering such a scenario is taken into account by adding an additional risk premium of 5% to the WACC. The optimistic scenario will also be quite challenging to deliver (20% revenue growth and significant gross margin improvement), thus an additional premium of 2.5% is added as well.

The realistic scenario keeps on the actual revenue growth (15%) and implements a realistic program of gross margin improvement of 4.00% over 3 years. In such a case, no additional risk premium is required. Finally, ModelCom has assembled 2 more pessimistic scenarios with lower revenue growth and lower gross margin improvements. In these cases, the specific risk premium added to the WACC (cf. Appendix 5) is reduced to account for the conservativeness of the projections.

Here are some highlights from these scenarios:

	ModelCom Realistic			ModelCom Very Pessimistic			ModelCom Very Optimistic
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Revenues	64,681	74,383	85,540	59,056	62,009	65,109	70,305	87,881	109,852
YoY growth	33.9%	15.0%	15.0%	22.2%	5.0%	5.0%	45.5%	25.0%	25.0%
Cost of Sales	51,554	58,171	65,614	47,071	48,804	50,919	55,334	67,410	82,614
Gross Margin	13,127	16,211	19,926	11,985	13,205	14,190	14,971	20,472	27,237
Gross Margin (%)	20.3%	21.8%	23.3%	20.3%	21.3%	21.8%	21.3%	23.3%	24.8%
SG&A	11,319	12,645	14,114	10,335	10,542	10,743	12,303	14,940	18,126
SG&A (as a % of Rev.)	17.5%	17.0%	16.5%	17.5%	17.0%	16.5%	17.5%	17.0%	16.5%
EBITDA	1,808	3,566	5,812	1,650	2,663	3,447	2,668	5,532	9,112
EBITDA (%)	2.8%	4.8%	6.8%	2.8%	4.3%	5.3%	3.8%	6.3%	8.3%

In all cases, the perpetual growth rate, after the forecast period, has been set to 4%. The terminal value is determined using this 4% perpetual growth rate using the Gordon Growth Formula. The cash flows are discounted mid-year. The sustaining annual capital expenditures are neglected since DecisionPoint has a very low level of fixed assets and nothing should significantly change over the coming future. As well, the tax shield on existing assets is neglected as well since it has no materiality. The working capital requirements to support the growth in revenues should not be significant since increase in accounts receivable and inventory should be compensated by increase in accounts payable and deferred revenues.

13

Also, the management of DecisionPoint has represented that DecisionPoint has a very low level of carry-forward losses, if any, and that their fiscal asset base should be close to the booked one and is very low. Thus, these parameters have been set to nil in the present valuation.

Since a WACC is used, the enterprise value is derived. To get the equity value, the interest bearing debt is subtracted, the cash available is added and the working capital adjustment is subtracted. DecisionPoint is representing that the balance in interest bearing debt outstanding, at the end of December 2010, should be approximately $8.8M while the cash on hand would be approximately $280k: these are the numbers ModelCom used. Finally, as discussed above an adjustment of $3.5M to $6.0M is also added to compensate for the working capital deficit.

To conclude on value, a kind of normal distribution of the proposed scenarios is set, by which the tail scenarios (very optimistic and very pessimistic) have a probability of occurrence of 10% each, while the middle scenarios (optimistic and pessimistic) receive 20% each. This lets 40% of probability for the realistic scenario.

The conclusion is that DecisionPoint has an equity value between $9.0M and $19.7M, but more realistically, between $13.8M and $17.8M using the probabilistic distribution from the different scenarios. This equity value might need to be allocated between preferred and common equity.

ModelCom has also assembled information on comparable publicly-listed companies.

In Appendix 3, these comparable companies are listed. The data from these companies are adjusted to render them comparable to DecisionPoint: they are adjusted for the risk & size as well as for the profitability. Thus, the comparable company approach would lead to an equity value between &$7.7M and $10.3M. However, this approach is limited by the fact that DecisionPoint is planning to deliver significant revenue growth and, as well, these companies suffered a lot from the last economic downturn. Thus, this might not be a good representation of the FMV of DecisionPoint.

A similar approach is used with past transactions (Appendix 4). Transactions were selected based on the transaction date (after January 1st, 2005) and only the transactions with sufficient information were retained. Again, these transactions were adjusted to make them comparable to DecisionPoint. Thus, this leads to an equity value of DecisionPoint, after all the adjustments, between $7.1M and $11.9M.

In conclusion, it is fair to say that, after 2 years of stagnant results (due to the economic downturn first and then to the supply shortage from Motorola), the market comparable approach can only support the existing market capitalization and the conservative DCF from Prairie Capital Advisors and might underestimate the growth potential of DecisionPoint.

14

Thus, the FMV of the equity of DecisionPoint can be anywhere between $9.0M and $19.7M, but more realistically, between $13.8M and $16.8M using a DCF approach that recognizes the potential of growth of the company.

Fairness Opinion

As per the terms of the LOI and the Arrangement Agreement, the transaction is executed as a reverse takeover by which Comamtech would issue new common shares to acquire DecisionPoint. The share exchange is set at 8 existing DecisionPoint shares against 1 new Comamtech share. The transaction is based on a value of $7,942k for Comamtech as at December 31st, 2010, as explained below.

First, an analysis of the stock price information of Comamtech is required. Comamtech was a publicly trading company on the NASDAQ Small Cap Stock Exchange (''NASDAQ''), but has ceased to trade on NASDAQ since December 23rd, 2010 and now trades on the OTC Bulletin Board. The market share price might or might not reflect the FMV of the company. Over the last 8 quarters, the stock price of Comamtech has followed the following behavior:

Period	Average Daily Volume	Low	High	Closing
Q2-2009	5,832	$1.05	$3.36	$2.17
Q3-2009	6,386	$1.40	$2.26	$1.88
Q4-2009	19,670	$1.70	$4.50	$2.70
Q1-2010	5,321	$2.46	$2.96	$2.77
Q2-2010	4,544	$2.30	$3.13	$2.30
Q3-2010	2,583	$2.31	$2.82	$2.67
Q4-2010	2,877	$1.70	$2.80	$1.70
Q1-2011	4,232	$1.50	$3.24	$2.75

Using a stock price of $2.8865 per share (average closing price for the 20 trading days before the Valuation Date) and the number of shares, on a diluted basis, at the Valuation Date of 2,097,861, the market capitalization is $6,055,476. Thus, the transaction value of $7,942k represents a premium of 31% over the stock market price.

At the report date, Comamtech has 3 main assets in its books, totaling $7,942k:

1-	Cash and quasi cash for an amount of $3,860k;
2-	Debenture from Empresario Ltd of $2,711k, and
3-	An 18-month holdback with N. Harris Computer Corp of $1,371k.

At this level of value, 38,570 granted options of Comamtech (out of 67,141 options outstanding) are in the money and should be considered. The exercise of these 38,570 options would bring $77,547 of cash in. Thus, the total value of Comamtech would be $8,020k. Also, as part of the transaction, Mr. David Goldman has a change of control clause by which he can receive a consideration of $300k that Comamtech can pay through the issuance of shares. Finally, the merchant banker in the transaction is entitled to receive a compensation made of 3% of the newly issued shares. These fees will be paid through the issuance of shares of Comamtech after the transaction is executed, but they are considered in the number of shares of Comamtech. The number of shares of Comamtech is then reconciled below:

15

Number of Shares - Copernic
Outstanding Shares	2,097,861
Options in-the-money	38,570
A. Goldman Change of Control	89,007
Merchant Banker	153,883
Total	2,379,321

Thus, assuming a diluted number of shares of 2,379,321, the per share value is $3.371.

Thus, the Arrangement Agreement between Comamtech and DecisionPoint has set that 8 DecisionPoint shares would be exchanged against 1 Comamtech shares. The total number of DecisionPoint shares are reconciled below:

	Granted	Vested	In-the-money	Considered	Comamtech New Shares
Outstanding Shares				36,749,286	4,593,661
Stock Options	3,336,121	2,746,968	3,336,121	3,336,121	417,015
Converted Preferred				950,000	118,750
Warrants		3,105,000	-	-	-
Total				41,035,407	5,129,426

It should be noted that non-granted options will all be cancelled as part of the transaction.

Thus, the price paid for the shares of DecisionPoint would be $0.421 per share, or a premium of 3.5% over prevailing stock market price. At this level of share value, the option of conversion of the Series A preferred shares is out-of-the-money, thus the Series A preferred shares will not be converted. The allocation of value between the preferred equity and the common equity will be based on the par value of the Series A preferred shares at
$975k.

The issuance of 5,129,426 shares then translates into a value for the common equity of DecisionPoint of $17,289k. However, this is not a cash consideration. Thus, there is a need to convert this consideration into a cash equivalent. Factors to consider are:
-
Some of the DecisionPoint shares are restricted (21,482,619 old DecisionPoint shares or 2,685,327 new Comamtech shares). These shares should be discounted significantly, say by 10% to account for share transfer restrictions;

-	The non-vested options should be discounted as well, say by 25%;
-	Exercise of warrants and options would bring cash that will decrease the transaction price.

The following table provides a summary of the reconciliation of the consideration.

16

Reconciliation of Consideration Paid

Item	# of shares	Price per share	Consideration	Discount	Value of Consideration
New Shares Issued	5,129,426	$3.37	$17,288,829		$15,562,620
Restricted Shares	2,685,327	$3.37	$9,050,948	10%	$8,145,853
Non-vested options	73,644	$3.37	$248,219	25%	$186,164
Other shares	2,370,454	$3.37	$7,989,662	0%	$7,989,662
Exercise of vested options	343,371	$1.84	$631,803		$(631,803)
Exercise of non-vested options	73,644	$2.30	$169,676	25%	$(127,257)

Thus, the cash value of the consideration paid is $15.6M for the common equity. On the other hand, the FMV of the equity of DecisionPoint is between $9.0M and $19.7M, but more realistically, between $13.8M and $16.8M. However, the FMV of the common equity of DecisionPoint will be between $12.8M and $15.8M since the Series A preferred shares have a par value of $975k. Thus, the consideration is within the value range of $12.8M to $15.8M.

Other event

Currently, DecisionPoint could conclude a financing agreement with Sigma. This agreement stipulates that DecisionPoint will issue 4,000 preferred shares at $1,000 per share for a consideration of $4.0M in cash. These shares would be convertible in common shares at any time at a fixed price of $3.20 per share. Also, DecisionPoint will grant 53,125 common shares to Sigma without any compensation. The issuance of 53,125 common shares will reduce the value per common share, dropping it from $3.37 to $3.35. However, concerning the preferred stock, there's no material impact on the equity value since the price of conversion is approximately the same as the current price per share.

17

Conclusion

Based on the qualifications, restrictions, limitations and assumptions previously described and our valuation analysis, we conclude that DecisionPoint has, at the Valuation Date, a FMV of its total equity (common and preferred combined) between $9.0M and $19.7M, but more realistically, between $13.8M and $16.8M. This conclusion is based upon the financial results and capital structure information known and disclosed at the Valuation Date. It should be noted that ModelCom did not visit the installations of DecisionPoint and, as such, the conclusion might change following the site visits and the validation of the assets and installations.

As well, ModelCom looked at the fairness of the proposed transaction to all the shareholders of Comamtech. The transaction is a reverse takeover by which Comamtech will issue shares to acquire DecisionPoint. The FMV of the combined equity of DecisionPoint is between $9.0M and $19.7M, but more realistically, between $13.8M and $16.8M. Since the Series A preferred shares have a par value of $975k, the FMV of the common equity is between $12.8M and $15.8M, while the cash value of the consideration paid is $15.6M. Thus, based on all the assumptions, limitations, qualifications, restrictions described herein as well as all the valuation calculations, the Arrangement, as it is set, is fair, from a financial point of view, to all the shareholders of Comamtech.

Other event

Currently, DecisionPoint could conclude a financing agreement with Sigma. This agreement stipulates that DecisionPoint will issue 4,000 preferred shares at $1,000 per share for a consideration of $4.0M in cash. These shares would be convertible in common shares at any time at a fixed price of $3.20 per share. Also, DecisionPoint will grant 53,125 common shares to Sigma without any compensation. The issuance of 53,125 common shares will reduce the value per common share, dropping it from $3.37 to $3.35. However, concerning the preferred stock, there's no material impact on the equity value since the price of conversion is approximately the same as the current price per share.

Best regards,
/s/ Francis Paquet
Francis Paquet, M.Sc., Eng., CBV
Partner
ModelCom

18

APPENDIX

19

Appendix 1
DecisionPoint
Benchmarking
In thousands of US dollars	LAY	LAY -1	LAY -2	LAY -3	LAY -4	LAY -5	LAY -6	LAY -7	LAY -8	LAY -9

Total Revenues
Intermec	658,205	890,883	849,220	849,969	875,482	791,667	706,583	744,378	1,428,064	1,837,821
Checkpoint Systems	772,718	917,082	834,156	687,775	717,992	670,453	616,866	639,486	658,535	690,811
MICROS Systems	914,319	907,725	953,950	785,727	678,953	597,264	487,443	405,857	372,493	326,776
PAR Technology	223,048	232,687	209,484	208,667	205,639	174,884	139,770	133,681	114,354	101,463
Infologix	86,916	100,716	78,774	62,113
ALANCO TECHNOLOGIES	19,102	13,478	18,474	5,445	7,184	4,911	7,418	5,368	9,135	2,829
BETTER ON-LINE SOLUTIONS	33,253	50,849	23,774	20,917	24,099	6,919	5,728	9,441	6,042	7,294
DecisionPoint	48,309	53,311	51,468
Revenue Growth
Intermec	-26.1%	4.9%	-0.1%	-2.9%	10.6%	12.0%	-5.1%	-47.9%	-22.3%
Checkpoint Systems	-15.7%	9.9%	21.3%	-4.2%	7.1%	8.7%	-3.5%	-2.9%	-4.7%
MICROS Systems	0.7%	-4.8%	21.4%	15.7%	13.7%	22.5%	20.1%	9.0%	14.0%
PAR Technology	-4.1%	11.1%	0.4%	1.5%	17.6%	25.1%	4.6%	16.9%	12.7%
Infologix	-13.7%	27.9%	26.8%
ALANCO TECHNOLOGIES	41.7%	-27.0%	239.3%	-24.2%	46.3%	-33.8%	38.2%	-41.2%	222.9%
BETTER ON-LINE SOLUTIONS	-34.6%	113.9%	13.7%	-13.2%	248.3%	20.8%	-39.3%	56.3%	-17.2%
DecisionPoint	-9.4%	3.6%
Gross Margin
Intermec	37.8%	39.8%	38.5%	39.1%	41.4%	41.7%	41.9%	48.1%	27.6%	22.4%
Checkpoint Systems	42.9%	41.2%	41.5%	42.4%	43.4%	46.2%	45.2%	42.0%	38.9%	39.5%
MICROS Systems	54.8%	53.1%	52.5%	52.4%	50.9%	50.5%	51.1%	48.9%	47.6%	50.2%
PAR Technology	20.4%	24.7%	24.8%	26.6%	27.0%	21.2%	20.7%	21.3%	22.2%	14.6%
Infologix	22.6%	26.4%	26.3%	24.1%
ALANCO TECHNOLOGIES	30.8%	27.8%	31.8%	28.5%	34.9%	35.0%	35.1%	42.3%	40.6%	41.3%
BETTER ON-LINE SOLUTIONS	13.2%	19.7%	19.7%	22.6%	25.9%	47.1%	68.7%	75.6%	55.3%	67.1%
DecisionPoint	20.2%	18.9%	17.8%

20

Appendix 1
DecisionPoint
Benchmarking
In thousands of US dollars	LAY	LAY -1	LAY -2	LAY -3	LAY -4	LAY -5	LAY -6	LAY -7	LAY -8	LAY -9
SG&A (incl. R&D when applicable)
Intermec	37.6%	33.8%	34.1%	35.3%	34.8%	35.7%	34.8%	33.6%	25.3%	23.4%
Checkpoint Systems	36.6%	34.8%	33.4%	35.8%	35.8%	39.4%	37.6%	34.1%	32.8%	33.9%
MICROS Systems	33.2%	33.8%	36.4%	36.7%	35.9%	35.6%	37.4%	37.3%	38.2%	44.6%
PAR Technology	22.6%	22.4%	26.1%	21.7%	19.6%	16.2%	17.6%	18.7%	19.5%	31.3%
Infologix	32.1%	32.0%	32.0%	28.8%
ALANCO TECHNOLOGIES	40.0%	65.9%	49.7%	96.4%	88.7%	97.5%	68.7%	84.1%	73.9%	98.6%
BETTER ON-LINE SOLUTIONS	31.6%	24.7%	27.0%	27.6%	24.8%	42.7%	98.2%	80.3%	148.7%	118.5%
DecisionPoint	16.5%	17.2%	17.5%
Net Non-Cash Working Capital
Intermec	62,925	93,620	96,464	116,073	74,430	57,440	44,758	129,960	169,200	226,577
Checkpoint Systems	80,263	140,034	168,020	104,461	58,677	71,442	32,875	67,593	108,400	158,370
MICROS Systems	(75,809)	(21,253)	11,964	17,222	18,122	39,464	29,786	38,751	35,693	41,295
PAR Technology	39,850	48,420	38,806	48,059	33,735	27,866	44,062	40,988	39,601	36,310
Infologix	3,432	11,269	11,271	7,237	-	-
ALANCO TECHNOLOGIES	1,147	1,767	1,622	(1,458)	2,107	1,745	1,328	639	2,140	4,151
BETTER ON-LINE SOLUTIONS	10,798	13,646	11,239	5,101	3,222	2,351	196	(785)	(1,031)	6,399
DecisionPoint	(3,980)	(6,144)	(4,064)
Net Working Capital (as % of Revenues)
Intermec	9.6%	10.5%	11.4%	13.7%	8.5%	7.3%	6.3%	17.5%	11.8%	12.3%
Checkpoint Systems	10.4%	15.3%	20.1%	15.2%	8.2%	10.7%	5.3%	10.6%	16.5%	22.9%
MICROS Systems	-8.3%	-2.3%	1.3%	2.2%	2.7%	6.6%	6.1%	9.5%	9.6%	12.6%
PAR Technology	17.9%	20.8%	18.5%	23.0%	16.4%	15.9%	31.5%	30.7%	34.6%	35.8%
Infologix	3.9%	11.2%	14.3%	11.7%
ALANCO TECHNOLOGIES	6.0%	13.1%	8.8%	-26.8%	29.3%	35.5%	17.9%	11.9%	23.4%	146.7%
BETTER ON-LINE SOLUTIONS	32.5%	26.8%	47.3%	24.4%	13.4%	34.0%	3.4%	-8.3%	-17.1%	87.7%
DecisionPoint	-8.2%	-11.5%	-7.9%

21

Appendix 2
DecisionPoint
Valuation - Income Approach
in US dollars
	2006	2007	2008	2009	2010	2011E	2012E	2013E	2014+
Selected Scenario: Realistic
DecisionPoint Systems
Sales		51,468,000	53,311,000	48,309,000	56,244,000	64,680,600	74,382,690	85,540,094	88,961,697
Growth (YoY)			3.6%	-9.4%	16.4%	15.0%	15.0%	15.0%
Gross Margin		9,182,000	10,097,000	9,744,000	10,852,000	13,126,606	16,211,337	19,926,139	20,723,185
Gross Margin (%)		17.8%	18.9%	20.2%	19.3%	20.3%	21.8%	23.3%	23.3%
			1.1%	1.2%	-0.9%	1.00%	1.50%	1.50%	0.0%
SG&A		9,001,000	9,150,000	7,970,000	9,610,000	11,319,105	12,645,057	14,114,115	14,678,680
SG&A as a % of Rev		17.5%	17.2%	16.5%	17.1%	17.5%	17.0%	16.5%	16.5%
EBITDA		181,000	947,000	1,774,000	1,242,000	1,807,501	3,566,280	5,812,024
Growth (YoY)			423.2%	87.3%	-30.0%	45.5%	97.3%	63.0%
EBITDA (%)		0.4%	1.8%	3.7%	2.2%	2.8%	4.8%	6.8%
Income taxes @ 35.0%					434,700	632,625	1,248,198	2,034,208
Net after tax operating cash flows					807,300	1,174,876	2,318,082	3,777,815	3,928,928
CMAC
Sales - Products	8,090,989	5,597,109	9,034,704	4,717,827	7,645,374	7,874,736	8,110,978	8,354,307	8,688,479
Sales - Services	6,229,464	4,945,131	4,038,891	2,037,701	2,642,678	2,721,958	2,803,617	2,887,725	3,003,234
	14,320,453	10,542,240	13,073,595	6,755,528	10,288,052	10,596,694	10,914,594	11,242,032	11,691,713
Growth on Products (YoY)		N/A	61.4%	N/A	62.1%	3.0%	3.0%	3.0%
Growth on Services (YoY)		N/A	N/A	N/A	29.7%	3.0%	3.0%	3.0%
Gross Margin on Products	1,256,633	998,609	1,775,201	930,393	1,640,104	1,689,307	1,739,986	1,792,186	1,863,873
Gross Margin on Services	2,120,730	2,226,758	2,731,883	1,474,092	2,163,860	2,228,776	2,295,639	2,364,509	2,459,089
	3,377,363	3,225,367	4,507,084	2,404,485	3,803,964	3,918,083	4,035,626	4,156,694	4,322,962
Gross Margin on Products (%)	15.5%	17.8%	19.6%	19.7%	21.5%	21.5%	21.5%	21.5%	21.5%
Gross Margin on Services (%)	34.0%	45.0%	67.6%	72.3%	81.9%	81.9%	81.9%	81.9%	81.9%
Synergies NO						0.00%	0.00%	0.00%
SG&A	2,085,182	3,214,033	4,177,742	2,419,646	2,752,523	2,755,140	2,837,795	2,922,928	3,039,846
SG&A as a % of Rev	14.6%	30.5%	32.0%	35.8%	26.8%	26.0%	26.0%	26.0%	26.0%
EBITDA	1,292,181	11,334	329,342 -	15,161	1,051,441	1,162,943	1,197,831	1,233,766	1,283,117
Growth (YoY)		N/A	2805.8%	N/A	N/A	10.6%	3.0%	3.0%	4.0%
EBITDA (%)		0.1%	2.5%	-0.2%	10.2%	11.0%	11.0%	11.0%	11.0%
Income taxes @ 35.0%						407,030	419,241	431,818	449,091
Net after tax operating cash flows						755,913	778,590	801,948	834,026

Appendix 2
DecisionPoint
Valuation - Income Approach
in US dollars

Cumulative net after tax operating cash flows			1,930,788	3,096,672	4,579,763	4,762,954

Valuation - Low	18.71%
Terminal Value						35,289,528
Present Value of Annual Cash Flows	28,247,520		1,772,149	2,394,372	2,983,119	21,097,880
Tax shield on existing assets	-
Enterprise Value - Low	28,247,520

Valuation – High	18.45%
Terminal Value						35,873,691
Present Value of Annual Cash Flows	28,761,299		1,774,055	2,402,109	2,999,200	21,585,935
Tax shield on existing assets	-
Enterprise Value - High	28,761,299

Reconciliation of Value	Low	High
Enterprise Value	28,247,520	28,761,299
- Interest Bearing Debt	8,849,967	8,849,967
+ Cash and Cash Equivalents	280,000	280,000
- Working Capital Adjustment	6,000,000	3,500,000
Equity Value	13,677,553	16,691,332

	Rev. Growth - YoY (%)				Gross Margin Improvement (%)				SG&A as a % of Rev.
Scenarios:	2010	2011	2012	2013	2010	2011	2012	2013	2010	2011	2012	2013	Additional Risk Premium	CMAC Synergies
1	16.4%	25.0%	25.0%	25.0%	-0.88%	2.00%	2.00%	1.50%	17.1%	17.5%	17.0%	16.5%	5.0%	YES
2	16.4%	20.0%	20.0%	20.0%	-0.88%	1.50%	2.00%	1.50%	17.1%	17.5%	17.0%	16.5%	2.5%	YES
3	16.4%	15.0%	15.0%	15.0%	-0.88%	1.00%	1.50%	1.50%	17.1%	17.5%	17.0%	16.5%	0.0%	NO
4	16.4%	10.0%	10.0%	10.0%	-0.88%	1.00%	1.00%	1.50%	17.1%	17.5%	17.0%	16.5%	-1.5%	NO
5	16.4%	5.0%	5.0%	5.0%	-0.88%	1.00%	1.00%	0.50%	17.1%	17.5%	17.0%	16.5%	-2.5%	NO

	Scenarios	Very Optimistic	Optimistic	Realistic	Pessimistic	Very Pessimistic
		1	2	3	4	5
Low Equity Value		$16,782,802	$16,557,971	$13,677,553	$12,343,043	$9,030,755
Probability of Occurrence		10%	20%	40%	20%	10%
Low Equity Value	$13,832,579	$1,678,280	$3,311,594	$5,471,021	$2,468,609	$903,075
High Equity Value		$19,714,784	$19,546,598	$16,691,332	$15,383,004	$12,030,986
Probability of Occurrence		10%	20%	40%	20%	10%
High Equity Value	$16,837,030	$1,971,478	$3,909,320	$6,676,533	$3,076,601	$1,203,099

Appendix 3
DecisionPoint
Analysis of Comparable Public Companies
In millions of USD
Company Name	Symbol	Results as of	Revenues	EBITDA	EBIT	Market Cap	Cash	Market Cap - Cash	Total Debt	Enterprise Value (excl. cash)	Debt Ratio
CHECKPOINT SYSTEMS, INC.	CKP-N	09/26/2010	836.73	87.26	53.45	869	165	704	143	847	16.9%
ALANCO TECHNOLOGIES, INC.	ALAN-O	09/30/2010	15.35	-1.83	-2.42	8	-	8	0	8	0.0%
B.O.S. BETTER ON-LINE SOLUTIONS, LTD.	BOSC-O	03/31/2010	36.04 -		-7.41	4		4	0	4	0.0%
INTERMEC INC.	IN-N	09/26/2010	658.23	14.36	-0.81	757	174	583	0	583	0.0%
MICROS SYSTEMS, INC.	MCRS-O	09/30/2010	935.26	205.85	178.59	3,627	618	3,009	0	3,009	0.0%
PAR TECHNOLOGY CORPORATION	PAR-N	09/30/2010	233.71	0.11	-2.62	92	4	88	5	94	5.7%
									148	4,545	3.3%
Decision Point	DNPI-O	12/31/2010	70.90	2.63

Company Name	Symbol	EBITDA Margin	Enterprise Value to Sales		Enterprise Value to EBITDA		Enterprise Value to EBIT		Selected WACC	YoY Growth Rate	Risk & Size Adjustment	Profitability Adjustment	Enterprise Value to Sales (Adjusted)		Enterprise Value to EBITDA (Adjusted)
CHECKPOINT SYSTEMS, INC.	CKP-N	10.4%	1.01	x	9.70	x	15.84	x	13.19%	5.0%	87.6%	35.4%	0.31	x	8.50	x
ALANCO TECHNOLOGIES, INC.	ALAN-O	-11.9%	0.53	x	-		-		18.74%	12.0%	110.6%	50.0%	0.29	x	-
B.O.S. BETTER ON-LINE SOLUTIONS, LTD.	BOSC-O	-	0.12	x	-		-		18.74%	3.0%	146.5%		0.17	x	-
INTERMEC INC.	IN-N	2.2%	0.89	x	40.61	x	-		14.45%	5.0%	99.1%	169.5%	1.49	x	40.25	x
MICROS SYSTEMS, INC.	MCRS-O	22.0%	3.22	x	14.62	x	16.85	x	14.19%	10.0%	82.1%	16.8%	0.44	x	12.00	x
PAR TECHNOLOGY CORPORATION	PAR-N	0.0%	0.40	x	844.46	x	-		18.74%	10.0%	117.6%	1500.0%	7.08	x	993.10	x

Decision Point	DNPI-O	3.7%							18.58%	15%
Median (excl. Outliers in yellow shading)	0.31	x	8.50	x
Average (excl. Outliers in yellow shading)	0.35	x	8.50	x
Standard Deviation (excl. Outliers in yellow shading)	0.08		N/A
DecisionPoint - Entreprise Value	22,270,176		22,362,850
- Interest Bearing Debt	8,849,967		8,849,967
+ Cash and Cash Equivalents	280,000		280,000
- Working Capital Adjustment	6,000,000		3,500,000
Equity Value	7,700,209		10,292,883

Appendix 4
DecisionPoint
Analysis of Comparable Past Transactions
In thousands of USD
SIC		Report Date	Company Name	Business Description	Sale Country	Net Sales	Margin ($)	Margin (%)	EBITDA ($)	EBITDA (%)	EBIT ($)	EBIT (%)	Sale Date	MVIC Price	Transaction Type	Consideration	MVIC To Sales	MVIC To	MVIC To EBITDA	MVIC To EBIT
From Pratt Stat
7372	NETSOL TECHNOLOGIES INC	21/02/2005	CQ Systems Ltd.	Software Solutions and Services	England	$3,494	$3,302	94.5%	$0	0.0%	$74	2.1%	21/02/2005	$6,677	Stock	Cash 50%, Notes 50%	1.91	2.02	-	90.66
7372	CAPTIVA SOFTWARE CORP	27/05/2005	SWT SA	Automatic Data Extraction and Intelligent Document Capture Solutions and Technology	France	$7,764	$3,545	45.7%	$0	0.0%	-$2,618	-33.7%	27/05/2005	$19,862	Stock	Cash 85%, Public shares 15%	2.56	5.60	-	-
7372	MANTECH INTERNATIONAL CORP	31/05/2005	Gray Hawk Systems, Inc.	Provides Information Solutions, Intelligence Analysis, Software Development and Systems Engineering	United States	$69,406	$28,041	40.4%	$2,687	3.9%	$2,123	3.1%	31/05/2005	$101,500	Stock	Cash	1.46	3.62	37.77	47.81
7372	Private	24/10/2005	Adaco Services, Inc.	Designer and Marketer of Point-of-Sale and Inventory Control Software for the Hospitality	United States	$1,425	$1,143	80.2%	$304	21.4%	$299	21.0%	19/01/2005	$2,000	Asset	Undisclosed	1.40	1.75	6.57	6.68
7372	MICROMUSE INC	06/01/2005	Quallaby Corporation	Design, Develop, Manufacture and Market Network Management Software and Related Services	United States	$4,676	$2,173	46.5%	$0	0.0%	-$8,136	-174.0%	06/01/2005	$38,900	Stock	Cash 80%, Stock Options 20%	8.32	17.90	-	-
7372	AVATECH SOLUTIONS INC	30/05/2006	Sterling Systems & Consulting Inc.	Provide Design Automation Software, Hardware, Training, Technical Support and Professional Services	United States	$9,632	$4,694	48.7%	$1,764	18.3%	$1,660	17.2%	30/05/2006	$8,000	Stock	Cash 80%, Public shares 20%	0.83	1.70	4.54	4.82
7372	AGILYSYS INC	18/06/2007	IG Management Co.	Point-of-Sale Application Software and Systems for the Hospitality and Food Service Industries	United States	$40,837	$20,700	50.7%	$0	0.0%	-$1,930	-4.7%	18/06/2007	$90,000	Stock	Cash	2.20	4.35	-	-
7372	CounterPath Corporation	25/06/2008	FirstHand Technologies Inc.	Advanced Fixed-Mobile Convergence Solution (allows user to access office network on their		$1,219	$1,219	100.0%	$0	0.0%	-$4,582	-375.8%	02/01/2008	$11,946	Stock	Public Shares	9.80	9.80	-	-
7372	Informatica			Master Data Management Solutions	United States	$24,642	$15,184	61.6%	-$21,007	-85.2%	-$21,757	-88.3%	28/01/2010	$102,917	Stock	Cash	4.18	6.78	-	-
7372	SolarWinds, Inc.		Tek-Tools, Inc.	Provider of Information Technology (IT) Infrastructure and Data Center Management Software Solutions	United States	$6,162	$4,878	79.2%	-$1,472	-23.9%	-$1,552	-25.2%	26/01/2010	$39,221	Asset	Cash 75%, Public shares 25%	6.37	8.04	-	-
7373	ACORN HOLDING CORP	08/03/2005	Valentec Systems, Inc.	Systems Management/System Integration, Energetic Manufacturing, and Metal Parts Manufacturing	United States	$3,722	-$869	-23.3%	$563	15.1%	$217	5.8%	08/02/2005	$1,356	Stock	Public shares	0.36		2.41	6.23
7373	ENHERENT CORP	04/01/2005	Dynax Solutions, Inc.	Integration Services, Network Security and Application Services	United States	$18,401	$4,250	23.1%	$80	0.4%	-$185	-1.0%	04/01/2005	$3,881	Stock	Public Shares	0.21	0.91	48.61	-
7373	ESSEX CORPORATION	28/02/2005	Windermere Group, LLC,	Information Technology, System Integration and Deployment	United States	$64,740	$4,386	6.8%	$4,183	6.5%	$3,556	5.5%	28/02/2005	$69,442	Stock	Cash	1.07	15.83	16.60	19.53
7373	NETFABRIC HOLDINGS, INC	20/05/2005	UCA Services, Inc.	Information Technology Solutions Company	United States	$14,008	$14,008	100.0%	-$479	-3.4%	-$522	-3.7%	20/05/2005	$32,771	Stock	Public Shares	2.34	2.34	-	-
7373	EUROWEB INTERNATIONAL CORP	13/10/2005	Navigator Informatika Rt.	Information Technology, Outsourcing, Applications Development and Information Technology Consulting Services	Hungary	$4,097	$3,407	83.1%	$385	9.4%		-2.1%	13/10/2005	$10,252	Stock	Cash 85%, Public shares 15%	2.50	3.01	26.61	-
7373	INNOVA HOLDINGS	16/05/2006	CoroWare, Inc.	Systems Integration Firm	United States	$1,279	$200	15.7%	-$63	-5.0%	--$$8781	-5.5%	16/05/2006	$606	Asset	Cash 15%, Public shares 20%, Stock options 6	0.47	3.03	-	-
7373	NETSMART TECHNOLOGIES INC	28/09/2005	CMHC Systems, Inc.	Develops, Sells, Markets, and Supports Information Systems	United States	$21,800	$12,623	57.9%	-$727	-3.3%	-$1,036	-4.8%	28/09/2005	$18,702	Stock	Cash 65%, Public shares 35%	0.86	1.48	-	-
7373	EDO CORP	15/09/2006	Impact Science & Technology, Inc.	Provides System Development and Integration Services and Products	United States	$59,097	$25,752	43.6%	$0	0.0%	$12,251	20.7%	15/09/2006	$123,700	Stock	Cash 80%, 3-year note 20%	2.09	4.80	-	10.10
7373	HARRIS CORP /DE/	15/06/2007	Multimax Incorporated	Enterprise Integration Solutions Provider	United States	$315,944	$127,767	40.4%	$0	0.0%	$83,790	26.5%	15/06/2007	$402,000	Stock	Cash	1.27	3.15	-	4.80
7373	TELKONET INC	15/03/2007	Ethostream, LLC	Network Solutions Integration Company that offers Installation, Sales and Service to the Hospitality	United States	$3,316	$1,217	36.7%	$19	0.6%	-$0	0.0%	15/03/2007	$11,756	Stock	Cash 15%, Public shares 85%	3.55	9.66	617.38	-
7373	AGILYSYS INC	07/02/2007	Innovativ Systems Design,	Integrator and Value-Added Reseller of Servers, Enterprise Storage Management Products and Professional Services	United States	$234,642	$52,338	22.3%	$0	0.0%	$26,643	11.4%	07/02/2007	$100,000	Stock	Cash	0.43	1.91	-	3.75
From PublicStat
7372	Sun Microsystems, In	22/04/2005	SeeBeyond Technology Corp	Business Integration Software	United States	$163,798	$120,162	73.4%	$4,766	2.9%	-$75	0.0%	25/08/2005	$371,000	Stock	Cash	2.26	3.09	77.84	-
7372	Thoma Cressey Bravo, Inc.		Embarcadero Technologies,	Database Management Software	United States	$59,953	$55,951	93.3%	$8,182	13.6%	$5,974	10.0%	25/06/2007	$200,000	Stock	Cash	3.34	3.57	24.44	33.48
7372	Intel Corporation		Wind River Systems, Inc.	Develops, Markets and Sell Operating Systems, Middleware and Software Development Tools	United States	$359,664	$275,936	76.7%	$19,243	5.4%	$6,693	1.9%	17/07/2009	$944,000	Stock	Cash	2.62	3.42	49.06	141.04
7372	Hewlett-Packard Company		Opsware Inc.	Provider of Data Center Automation Software Products	United States	$101,726	$79,305	78.0%	-$14,542	-14.3%	-$20,830	-20.5%	17/09/2007	$1,700,000	Stock	Cash	16.71	21.44	-	-
7373	Computer Sciences Corporation		First Consulting Group, Inc.	Provides Technology Outsourcing, Systems Implementation and Integration, Consulting, Software Development, Staff Augmentation and Research Services	United States	$277,842	$73,063	26.3%	$27,645	9.9%	$19,720	7.1%	01/11/2008	$365,000	Stock	Cash	1.31	5.00	13.20	18.51
7374	Acxiom Corporation	31/03/2005	Digital Impact, Inc.	Integrated Digital Marketing Solutions	United States	$43,712	$24,186	55.3%	$4,759	10.9%	-$507	-1.2%	05/06/2005	$132,000	Stock	Cash	3.02	5.46	27.74	-

Appendix 4
DecisionPoint
Analysis of Comparable Past Transactions
In thousands of USD
From MergerStat
7379	Groupe Open SA	Sylis SA	Provides computer programming, information system integration	France	$202,443	0.0%	$9,079	4.5%	$8,005	4.0%	10/10/2008	$65,428	Cash	0.32	7.21	8.17
7373	Future System Consulting Corp.	Woodland Corp.	Produces and sells software and provides IT consul ting services in	Japan	$53,946	0.0%	-$6,538	-12.1%	-$6,538	-12.1%	26/12/2006	$30,326	Public shares	0.56	- 4.64	- 4.64
6799	First Glory Holdings Ltd.	Kingspecial Investments Ltd.	Provides software development, system integration and information technology consulting	Hong Kong	$7,726	0.0%	$326	4.2%	-$252	-3.3%	02/10/2010	$3,620	Cash	0.47	11.10	- 14.37
7373	Internet Research Institute, Inc.	IXI Co., Ltd.	Designs and installs communication information systems and provides software	Japan	$169,041	0.0%	$18,509	10.9%	$13,611	8.1%	08/08/2005	$104,989	Cash	0.62	5.67	7.71
7371	Asseco Poland SA	ABG Spin SA	Provides IT integration and	Poland	$147,713	0.0%	$14,659	9.9%	$11,888	8.0%	10/01/2008	$158,283	Public shares	1.07	10.80	13.31
3861	Canon, Inc. (Canon Electronics, Inc.)	Fullcast Holdings Co. Ltd. (As	Provides system integration and solution services and develops software	Japan	$75,745	0.0%	$4,047	5.3%	$2,489	3.3%	18/11/2008	$34,954	Cash	0.46	8.64	14.04
7373	Groupe Mazin SARL (HP2M SARL)	Sodifrance	Provides computer systems engineering, integration and software development services	France	$90,411	0.0%	$4,971	5.5%	$3,407	3.8%	23/04/2010	$9,604	Cash	0.11	1.93	2.82
6771	Duke Street General Partner Ltd. (2e2		Provides technology integration and information technology	United Kingdom	$314,185	0.0%	$13,732	4.4%	$10,572	3.4%	21/06/2010	$103,403	Cash	0.33	7.53	9.78
7372	Progress Software Corp.	NEON Systems, Inc.	Develops, markets, and supports Enterprise Access and Integration software	United States	$20,461	0.0%	$582	2.8%	-$1,443	-7.1%	02/03/2006	$59,261	Cash	2.90	101.82	- 41.07
6799	Battery Ventures	Quovadx, Inc.	Develops business infrastructure and integration software	United States	$84,120	0.0%	$7,879	9.4%	-$2,695	-3.2%	18/07/2007	$135,155	Cash	1.61	17.15	- 50.15
3577	Black Box Corp.		Provides Integrated communication systems based on voice, video, and data solutions	United States	$223,575	0.0%	$20,747	9.3%	$13,446	6.0%	27/01/2005	$77,401	Cash	0.35	3.73	5.76
4813	BCE, Inc.	Nexxlink Technologies, Inc.	Provides information technology integration services	Canada	$79,661	0.0%	$5,962	7.5%	$3,463	4.3%	04/07/2005	$56,185	Cash	0.71	9.42	16.22
3442	Duchossois Industries, Inc.	AMX Corp	Makes integrated remote control systems and software	United States	$102,240	0.0%	$17,220	16.8%	$13,950	13.6%	04/08/2005	$275,289	Cash	2.69	15.99	19.73
3761	General Dynamics Corp.	Anteon International Corp.	Provides systems integration	United States	$1,450,874	0.0%	$139,860	9.6%	$132,189	9.1%	06/08/2006	$2,082,879	Cash	1.44	14.89	15.76
7372	Universal Computer Systems Holding,	The Reynolds & Reynolds Co	Provides integrated software	United States	$970,184	0.0%	$173,499	17.9%	$71,241	7.3%	26/10/2006	$2,603,310	Cash	2.68	15.00	36.54
6771	Platinum Equity LLC	Pomeroy IT Solutions, Inc.	Provides network integration and technology support services	United States	$455,928	0.0%	-$4,774	-1.0%	-$7,852	-1.7%	11/12/2009	$60,593	Cash	0.13	- 12.69	- 7.72

Appendix 4
DecisionPoint
Analysis of Comparable Past Transactions
In thousands of USD
							MVIC To
					Adjustment	MVIC To	Gross	MVIC To			EBITDA
SIC	Purchaser	Report Date	Company Name	Business Description	(see Notes)	Sales	Margin	EBITDA	MVIC To EBIT	Notes	Margin
From Pratt Stat
	NETSOL
7372	TECHNOLOGIES INC	21/02/2005		Software Solutions and Services	2.5%		2.07	-	92.93	1, 11	0.0%
				Automatic Data Extraction and
	CAPTIVA SOFTWARE			Intelligent Document Capture
7372	CORP	27/05/2005		Solutions and Technol ogy	15.0%		6.44	-	-	11	0.0%
				Provides Information Solutions,
	MANTECH			Intelligence Analysis, Software
	INTERNATIONAL			Development and Systems
7372	CORP	31/05/2005		Engineering	15.0%	1.60	4.16	43.44	54.98	11	3.9%
				Designer and Marketer of Point-of-
				Sale and Inventory Control
7372	Private	24/10/2005		Software for the Hospitality	10.0%	0.27	1.93	7.23	7.35	2, 11	21.4%
				Design, Develop, Manufacture and
7372	MICROMUSE INC	06/01/2005		Market Network Management Software and Related Services	10.0%		19.69	-	-	3, 11	0.0%
				Provide Design Automation
				Software, Hardware, Training,
	AVATECH			Technical Support and Professional
7372	SOLUTIONS INC	30/05/2006		Services	15.0%	0.19	1.96	5.22	5.54	11	18.3%
				Point-of-Sale Application Software
				and Systems for the Hospitality
7372	AGILYSYS INC	18/06/2007		and Food Service Industries	15.0%		5.00	-	-	11	0.0%
				Advanced Fixed-Mobile
				Convergence Solution (allows user
	CounterPath			to access office network on their
7372	Corporation	25/06/2008		cell phones)	10.0%		10.78	-	-	4, 11	0.0%
	Informatica			Master Data Management
7372	Corporation			Solutions	15.0%	-0.21	7.80	-	-	11	-85.2%
				Provider of Information
				Technology (IT) Infrastructure and
				Data Center Management
7372	SolarWinds, Inc.			Software Solutions	9.0%	-1.07	8.76	-	-	2, 5, 11	-23.9%
				Systems Management/System
				Integration, Energetic
	ACORN HOLDING			Manufacturing, and Metal Parts
7373	CORP	08/03/2005		Manufacturing	10.0%	0.10	-	2.65	6.85	4, 11	15.1%
				Integration Services, Network
7373	ENHERENT CORP	04/01/2005		Security and Application Services	10.0%	1.97	1.00	53.47		4, 11	0.4%
	ESSEX			Information Technology, System
7373	CORPORATION	28/02/2005		Integration and Deployment	15.0%	0.70	18.20	19.09	22.46	11	6.5%
	NETFABRIC			Information Technology Solutions
7373	HOLDINGS, INC	20/05/2005		Company	10.0%	- 2.78	2.57	-	-	4, 11	-3.4%
	EUROWEB			Information Technology,
	INTERNATIONAL			Outsourcing, Applications
7373	CORP	13/10/2005		Development and Information	15.0%	1.13	3.46	30.60		11	9.4%
7373	INNOVA HOLDINGS	16/05/2006		Systems Integration Firm	7.0%	- 0.38	3.24	-	-	2, 6, 11	-5.0%
	NETSMART			Develops, Sells, Markets, and
7373	TECHNOLOGIES INC	28/09/2005		Supports Information Systems	13.0%	- 1.08	1.67	-	-	7, 11	-3.3%
				Provides System Development and
7373	EDO CORP	15/09/2006		Integration Services and Products	10.0%		5.28	-	11.11	8, 11	0.0%
7373	HARRIS CORP /DE/	15/06/2007		Enterprise Integration Solutions Provider	15.0%		3.62	-	5.52	11	0.0%
				Network Solutions Integration
				Company that offers Installation,
				Sales and Service to the Hospitality
7373	TELKONET INC	15/03/2007		Industry	11.0%	25.36	10.72	685.29	-	9, 11	0.6%
				Integrator and Value-Added
				Reseller of Servers, Enterprise
				Storage Management Products
7373	AGILYSYS INC	07/02/2007		and Professional Services	15.0%		2.20	-	4.31	11	0.0%
From PublicStat
	Sun Microsystems,		SeeBeyond Technology
7372	Inc.	22/04/2005	Corporation	Business Integration Software	0.0%	2.87	3.09	77.84	-		2.9%
	Thoma Cressey		Embarcadero Technologies,
7372	Bravo, Inc.		Inc.	Database Management Software	0.0%	0.90	3.57	24.44	33.48		13.6%
				Develops, Markets and Sell
				Operating Systems, Middleware
7372	Intel Corporation		Wind River Systems, Inc.	and Software Development Tools	-25.0%	1.36	2.57	36.80	105.78	10	5.4%
	Hewlett-Packard			Provider of Data Center
7372	Company		Opsware Inc.	Automation Software Products	-25.0%	- 3.24	16.08	-	-	10	-14.3%
				Provides Technology Outsourcing,
				Systems Implementation and
				Integration, Consulting, Software
	Computer Sciences			Development, Staff Augmentation
7373	Corporation		First Consulting Group, Inc.	and Research Services	0.0%	0.49	5.00	13.20	18.51		9.9%
				Integrated Digital Marketing
7374	Acxiom Corporation	31/03/2005	Digital Impact, Inc.	Solutions	0.0%	1.03	5.46	27.74	-		10.9%

Appendix 4
DecisionPoint
Analysis of Comparable Past Transactions
In thousands of USD
7379	Groupe Open SA	Sylis SA	Provides computer programming, information system integration	0.0%	0.27	7.21	8.17		4.5%
7373	Future System Consulting Corp.	Woodland Corp.	Produces and sells software and provides IT consulting services in	-5.0%	- 0.16	- 4.41	- 4.41	4	-12.1%
6799	First Glory Holdings Ltd.	Kingspecial Investments Ltd. (Armitage Technologies Holding Ltd.)	Provides software development, system integration and information technology consulting	0.0%	0.41	11.10	- 14.37		4.2%
7373	Internet Research	IXI Co., Ltd.	Designs and installs communication information systems and provides software development services	0.0%	0.21	5.67	7.71		10.9%
7371	Asseco Poland SA	ABG Spin SA	Provides IT integration and	-5.0%	0.38	10.26	12.65	4	9.9%
3861	Canon, Inc. (Canon Electronics, Inc.)	Fullcast Holdings Co. Ltd. (Asia Pacific System Research Co., Ltd.)	Provides system integration and solution services and develops software	0.0%	0.32	8.64	14.04		5.3%
7373	Groupe Mazin SARL (HP2M SARL)	Sodifrance	Provides computer systems engineering, integration and software development services	0.0%	0.07	1.93	2.82		5.5%
6771	Duke Street General Partner Ltd. (2e2 Ltd.)	Morse PLC	Provides technology integration and information technology	0.0%	0.28	7.53	9.78		4.4%
7372	Progress Software	NEON Systems, Inc.	Develops, markets, and supports Enterprise Access and Integration software	0.0%	3.76	101.82	- 41.07		2.8%
6799	Battery Ventures	Quovadx, Inc.	Develops business infrastructure and integration software	0.0%	0.63	17.15	- 50.15		9.4%
3577	Black Box Corp.		Provides Integrated communication systems based on voice, video, and data solutions	0.0%	0.14	3.73	5.76		9.3%
4813	BCE, Inc.	Nexxlink Technologies, Inc.	Provides information technology integration services	0.0%	0.35	9.42	16.22		7.5%
3442	Duchossois	AMX Corp.	Makes integrated remote control systems and software	0.0%	0.59	15.99	19.73		16.8%
3761	General Dynamics	Anteon International Corp.	Provides systems integration	-25.0%	0.41	11.17	11.82	10	9.6%
7372	Universal Computer Systems Holding,	The Reynolds & Reynolds Co.	Provides integrated software	-25.0%	0.42	11.25	27.41	10	17.9%
6771	Platinum Equity LLC	Pomeroy IT Solutions, Inc.	Provides network integration and technology support services	0.0%	- 0.47	- 12.69	- 7.72		-1.0%
Note: Red Shaded Transactions are outside North America
Median (excl. Outliers in yellow shading)	0.39	x	10.68	x
Average (excl. Outliers in yellow shading)	0.48	x	13.09	x
Standard Deviation (excl. Outliers in yellow shading)	0.35		9.42
DecisionPoint – Entreprise Value	24,005,065		21,641,280
- Interest Bearing Debt	8,849,967		8,849,967
+ Cash and Cash Equivalents	280,000		280,000
- Working Capital Adjustment	3,500,000		6,000,000
Equity Value	11,935,098		7,071,313

Notes:
1)	The consideration is made of 50% in notes payable. These notes require a significant discount, say 25%, thus a discount of 12.5% is justified.
2)	Assets are often sold at higher prices since the purchaser can get tax benefits, so a discount of 5% is added in the case of asset sale.
3)	The consideration of 20% in stock options requires a significant discount, say 25%. Thus, the resulting discount is 5%.
4)	Shares of a public company cannot be sold instantly. A blockage discount applies, here, this discount is set at 5%.
5)	The consideration made of 25% in publicly-traded shares calls for a discount of 1%.
6)	The 15% component of the consideration in stock options requires a discount of 3%.
7)	The part of the consideration made of publicly-traded shares (35%) calls for a discount of 2%.
8)	20% of the consideration is made of a 3-year note, thus a discount of 5% is applied.
9)	The 85% part of the consideration made of publicly-traded shares calls for a discount of 4%.
10)	The target company was sold over $1B, so a risk & size adjustment is required. In this case, a discount of 25% is appropriate.
11)	Since a public company sells at a higher price (0% to 30%) than a private one, private company transactions are increased by 15%.

Appendix 5
DecisionPoint
Weighted Average Cost of Capital (WACC)

	High	Low	Source
Risk-free rate (US Treasury Long-term bond yield (20 yrs)))	4.31%	4.31%	www.ustreas.org
+ Market Premium - Large US Company	6.70%	6.70%	Ibbotson Associates (1926-2009)
+ Industry Premium	-0.84%	-0.84%	Ibbotson Assoc. (SIC 7373, Computer Integrated Systems Design)
= Expected return - Large US Company within this industry	10.17%	10.17%
+ Size Premium	6.28%	6.28%	Note 1
+ Specific Risk Premium	2.00%	3.00%	Note 2
= Expected return - Public investor	18.45%	19.45%
Ratio Debt/ (Debt + Equity)	0.00%	5.00%	Note 3
Cost of Debt	6.00%	7.00%
Income Tax Rate	35.00%	35.00%
WACC	18.45%	18.71%
Average WACC		18.58%

Notes:

(1)	10-Smallest decile from Ibbotson - Companies with less than $214M of market capitalization.
(2)	Specific risk factors are associated with the significant risk of delivering the projected growth as well as the reliance on Motorola as a major supplier of chipsets.
(3)	This industry has very low leverage. The analysis of publicly listed companies shows that the debt level is between 0% and 5% with an interest rate of 6.0% to 7.0%.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
DecisionPoint Systems, Inc.
Foothill Ranch, California

We have audited the accompanying consolidated balance sheets of DecisionPoint Systems, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
New York, New York
March 16, 2011

DECISIONPOINT SYSTEMS, INC.

Consolidated Balance Sheets

	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$315,169	$140,740
Accounts receivable, net	12,575,597	8,877,527
Inventory, net	898,465	1,247,944
Deferred costs	4,977,505	4,301,727
Deferred tax assets	55,000	385,000
Prepaid expenses and other current assets	457,863	90,531
Total current assets	19,279,599	15,043,469

Property and equipment, net	100,070	52,721
Other assets, net	173,465	377,280
Intangible assets	2,729,000
Goodwill	5,508,864	4,860,663
Total assets	$27,790,998	$20,334,133
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$10,364,368	$7,363,059
Accrued expenses and other current liabilities	5,347,555	3,523,725
Line of credit	4,364,221	2,575,326
Current portion of debt	1,000,000	731,793
Warrant liability	-	72,710
Unearned revenue	7,564,874	7,611,241
Holding share liability	20,505	249,986
Total current liabilities	28,661,523	22,127,840

Long-term liabilities
Debt, net of current portion	1,940,000	1,751,898
Interest payable	60,000	-
Total liabilities	30,661,523	23,879,738

Commitments and contingencies

STOCKHOLDERS' DEFICIT
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 10,000 designated Series A Cumulative Convertible Preferred, and 10,000 designated Series B Cumulative Convertible Preferred, 1,355 and 975 shares issued and outstanding, respectively, and liqudation value of $1,355,000 and $975,000, respectively	1	1
Common stock, $0.001 par value, 100,000,000 shares authorized, 36,749,286 and 28,700,000 shares issued and outstanding, respectively	36,749	28,700
Additional paid-in capital	9,562,326	6,805,034
Accumulated deficit	(11,446,038)	(9,237,239)
Unearned ESOP shares	(1,023,563)	(1,142,101)
Total stock holders’ deficit	(2,870,525)	(3,545,605)
Total liabilities and stock holders' deficit	$27,790,998	$20,334,133

See accompanying notes to consolidated financial statements

DECISIONPOINT SYSTEMS, INC.

Consolidated Statements of Operations

	Year ended December 31,
	2010	2009

Net sales	$56,244,198	$48,309,168

Cost of sales	45,391,485	38,565,420

Gross profit	10,852,713	9,743,748

Selling, general and administrative expense	9,610,381	7,969,630

Operating income	1,242,332	1,774,118

Other expense:
Interest expense	2,273,192	1,078,140
Other expense, net	1,099,145	280,832
Total other expense	3,372,337	1,358,972

Net (loss) income before income taxes	(2,130,005)	415,146

Provision for income taxes	78,794	71,176

Net (loss) income	$(2,208,799)	$343,970

Net (loss) earnings per share -
Basic	$(0.09)	$0.02
Diluted	$(0.09)	$0.02

Weighted average shares outstanding -
Basic	25,041,304	14,353,837
Diluted	25,041,304	19,564,203

See accompanying notes to consolidated financial statements

DECISIONPOINT SYSTEMS, INC.

Consolidated Statements of Stockholders’ Deficit

	Convertible Preferred stock		Common stock		Additional paid-in	Accumulated	Unearned ESOP		Total stockholders’
	Shares	Amount	Shares	Amount	capital	deficit	shares		deficit

Balance at January 1, 2009	-	$-	12,243,224	$12,243	$2,192,146	$(9,581,209)	$(1,254,726	) $	(8,631,546)

Convertible Series A Preferred sold in private placement	560	1	-	-	312,739	-	-		312,740
A-Warrants issued in connection with preferred stock	-	-	-	-	142,740	-	-		142,740
B-Warrants issued in connection with preferred stock	-	-	-	-	104,520	-	-		104,520
Reverse merger transaction:
Elimination of accumulated deficit	-	-	-	-	(38,000)	-	-		(38,000)
Previously issued Canusa Capital Corp. stock	-	-	8,000,000	8,000	30,000	-	-		38,000
Exchange of bridge notes upon event of Merger	415	-	-	-	415,000	-	-		415,000
Conversion of subordinated notes upon event of Merger	-	-	7,756,776	7,757	2,786,767	-	-		2,794,524
Common stock issued in connection with senior subordinated notes	-	-	500,000	500	149,500				150,000
Beneficial conversion feature of convertible note	-	-	-	-	96,361	-	-		96,361
Warrants issued with senior subordinated notes	-	-	-	-	369,000	-	-		369,000
Non-employee stock-based compensation	-	-	-	-	13,500	-	-		13,500
Common stock issued in exchange for services	-	-	200,000	200	179,800	-	-		180,000
Employee stock-based compensation	-	-	-	-	50,961	-	-		50,961
Principal payment from ESOP	-	-	-	-	-	-	112,625		112,625
Net income	-	-	-	-	-	343,970	-		343,970
Balance at December 31, 2009	975	1	28,700,000	28,700	6,805,034	(9,237,239)	(1,142,101)		(3,545,605)

Convertible Series B Preferred sold in private placement	380	-	-	-	380,000	-	-		380,000
Common stock issued in exchange for services	-	-	1,011,125	1,011	349,509	-	-		350,520
Conversion of the June 2009 convertible debt	-	-	416,667	417	124,583	-	-		125,000
Common stock issued upon cashless exercise of warrants	-	-	134,146	134	(134)	-	-		-
Common stock issued to induce the exercise of warrants	-	-	215,854	216	77,491	-	-		77,707
Common stock issued upon exercise of stock options	-	-	3,001,598	3,001	620,531	-	-		623,532
Common stock issued for acquisition of CMAC, Inc.	-	-	3,269,896	3,270	941,730	-	-		945,000
Warrant liability	-	-	-	-	80,500	-	-		80,500
Employee stock-based compensation	-	-	-	-	183,082	-	-		183,082
Principal payment from ESOP	-	-	-	-	-	-	118,538		118,538
Net loss	-	-	-	-	-	(2,208,799)	-		(2,208,799)
Balance at December 31, 2010	1,355	$1	36,749,286	$36,749	$9,562,326	$(11,446,038)	$(1,023,563)		$(2,870,525)

See accompanying notes to consolidated financial statements

DECISIONPOINT SYSTEMS, INC.

Consolidated Statements of Cash Flows

	December 31,
	2010	2009
Cash flows from operating activities:
Net (loss) income
Adjustments to reconcile net (loss) income to net cash	$(2,208,799)	$343,970
(used in) provided by operating activities:
Depreciation and amortization	31,702	35,493
Amortization of deferred financing costs and note discount	896,918	234,067
Employee stock-based compensation	183,082	50,961
Non-employee stock-based compensation	428,227	154,500
ESOP compensation expense	118,538	112,625
Loss (gain) on change in fair value of warrant liability	7,790	(55,929)
Deferred tax assets	330,000	(312,000)
Changes in operating assets and liabilities, net of assets and liabilities acquired:
Accounts receivable, net	(2,076,225)	(808,488)
Inventory, net	349,479	1,395,522
Deferred costs	(675,778)	(596,244)
Prepaid expenses and other current assets	(346,996)	(26,472)
Other assets, net	(13,445)	150,912
Accounts payable	2,319,979	(501,634)
Accrued expenses and other current liabilities	369,092	(508,942)
Unearned revenue	(46,367)	(1,078,910)
Net cash used in operating activities	(332,803)	(1,410,569)
Cash flows used investing activities
Capital expenditures	(42,403)	(10,053)
Acquisition of business, net of cash acquired	(2,019,135)	-
Net cash used in investing activities	(2,061,538)	(10,053)
Cash flows from financing activities
Borrowings from line of credit	57,210,000	50,206,153
Repayments on line of credit	(55,421,105)	(51,008,035)
Borrowing under long term debt	3,000,000	-
Repayment of debt	(2,835,000)	(1,400,300)
Proceeds from sale of convertible note, net of issuance cost	-	225,000
Proceeds from sale of senior subordinated notes	-	2,500,000
Proceeds from exercise of employee stock options	623,532	-
Issuance of convertible preferred stock	380,000	560,000
Paid financing costs	(159,176)	(444,693)
Holding share liability	(229,481)	(21,704)
Net cash provided by financing activities	2,568,770	616,421
Net increase (decrease) in cash and cash equivalents	174,429	(804,201)
Cash and cash equivalents at beginning of period	140,740	944,941
Cash and cash equivalents at end of period	$315,169	$140,740

Supplemental disclosure of non-cash activities:
Interest paid	$1,600,767	$926,194
Income taxes paid	12,119	13,120
Supplemental disclosure of non-cash financing activities:
Conversion of bridge notes to preferred stock	-	415,000
Conversion of subordinated debt to common stock	125,000	2,794,524
Common shares issued to acquire CMAC	945,000	-
Note discount on long term debt	60,000	-
A-Warrants issued in connection with preferred stock	-	142,740
B-Warrants issued in connection with preferred stock	-	104,520
Beneficial conversion feature of convertible note	-	96,361
Warrants issued with convertible note	-	128,639
Warrants issued with senior subordinated notes	-	369,000

See accompanying notes to consolidated financial statements

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF BUSINESS AND THE MERGER

Nature of Business - DecisionPoint Systems, Inc., (“DecisionPoint”, “Company”) is an enterprise mobility systems integrator that sells and installs mobile computing and wireless systems that are used both within a company’s facilities in conjunction with wireless networks  and  in  the  field  using  carrier-based  wireless  networks. These  systems  generally  include  mobile  computers,  mobile application software, and related data capture equipment including bar code scanners and radio frequency identification (“RFID”) readers. The Company also provides professional services, proprietary and third party software and software customization as an integral part of its customized solutions for its customers.

DecisionPoint Systems, Inc., formerly known as Canusa Capital Corp. (“Canusa”) was incorporated on December 27, 2006 under the laws of the State of Delaware.  On June 17, 2009, Canusa entered into an Agreement and Plan of Merger (“Merger” or “Merger Agreement”) among Canusa, DecisionPoint Acquisition, Inc., a Delaware corporation which is a wholly-owned subsidiary of Canusa (“Merger Sub”), and DecisionPoint Systems Holding, Inc., a California corporation (“Holding”).  Holding merged with and into Merger Sub with Merger Sub surviving the Merger as a wholly-owned subsidiary of Canusa under the name DecisionPoint Systems Group, Inc. (“DPS Group”).  DPS Group has two wholly owned subsidiaries, DecisionPoint Systems CA, Inc. formerly known as Creative Concepts Software, Inc. (“CCS”) which was originally incorporated in 1995 and DecisionPoint Systems CT, Inc. formerly known as Sentinel Business Systems, Inc. (“SBS”) which was originally incorporated in 1982. All costs incurred in connection with the Merger were expensed.  Upon completion of the Merger, the Company adopted DPS Group’s business plan.

Description of the Merger – On June 18, 2009, Canusa completed the Merger.  Immediately prior to the Merger, Canusa had 2,500,000 common shares outstanding and DPS Group had 10,000 common shares outstanding.  Pursuant to the Merger Agreement, 1,500,000 outstanding shares of Canusa common stock owned by the Company’s Chief Executive Officer were cancelled resulting in 1,000,000 shares outstanding.  Contemporaneously with the Merger, $2,794,524 of DPS Group’s subordinated convertible debt was converted into 6,336 shares of DPS Group common stock.  In accordance with the terms of the Merger, each of the 16,336 shares of DPS Group’s common stock outstanding immediately prior to the Merger were exchanged for 153.04 shares of the Company’s common  stock,  giving  DPS  Group’s  shareholders  2,500,000  shares  and  former  Canusa  shareholders  1,000,000  shares  of  the Company’s common stock. After the Merger, pursuant to an 8 for 1 stock dividend, each of the Company’s 3,500,000 shares of common stock was exchanged for eight shares of common stock, resulting in 28,000,000 total outstanding shares.  This transaction was treated as a stock split for accounting purposes.

Following the Merger, the business conducted by the Company is now the business conducted by DPS Group prior to the Merger.  In addition, the directors and officers of the Company were replaced by the directors and officers of DPS Group.

All references to share and per share amounts have been restated to retroactively reflect the number of shares of DecisionPoint common stock issued pursuant to the Merger.

Accounting Treatment of the Merger; Financial Statement Presentation

The Merger was accounted for as a reverse acquisition pursuant to the guidance in Accounting Standards Codification (“ASC”) 805-405-25-1. These transactions are considered by the Securities and Exchange Commission to be capital transactions in substance, rather  than  business  combinations. Accordingly,  the  Merger  has  been  accounted  for  as  a  recapitalization,  and,  for  accounting purposes, DecisionPoint is considered the acquirer in the reverse acquisition. The accompanying historical consolidated financial statements are those of DecisionPoint.  Effective on the closing date the Company adopted DPS Group’s year end of December 31.

Canusa’s historical accumulated deficit for periods prior to June 18, 2009, in the amount of $38,000, was eliminated against additional paid in capital, and the accompanying consolidated financial statements present the previously issued shares of Canusa common stock as having been issued pursuant to the Merger on June 18, 2009. The shares of common stock of the Company issued to the DPS Group stockholders in the Merger are presented as having been outstanding since the original issuance of the shares.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of DecisionPoint and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, DPS Group and CMAC, Inc. (“CMAC”).  CMAC was acquired by the Company on December 31, 2010, and as such, the operating results of CMAC will be included in the Company’s results of operations beginning January 1, 2011. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company operates in only one business segment.

Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. The Company evaluates its estimates and assumptions on a regular basis. The Company uses historical experience and various other assumptions that are believed to be reasonable under the circumstances to form the basis for making judgments about carrying values of  assets  and  liabilities  that  are  not  readily  apparent  from  other  sources. Actual  results  may  differ  from  these  estimates  and assumptions used in preparation of the consolidated financial statements.

Purchase Accounting and Business Combinations -  The Company accounts for its business combinations using the purchase method of accounting which requires that intangible assets be recognized apart from goodwill if they are contractual in nature or separately identifiable. Acquisitions are measured on the fair value of consideration exchanged and, if the consideration given is not cash, measurement is based on the fair value of the consideration given or the fair value of the assets acquired, whichever is more reliably measurable. The excess of cost of an acquired entity over the fair value of identifiable acquired assets and liabilities assumed is allocated to goodwill.

The valuation and allocation process relies on significant assumptions made by management. In certain situations, the allocations of excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives updated information, including appraisals and other analyses, which are completed within one year of the acquisition.  Revisions to the fair values, which may be significant, are recorded when pending information is finalized, within one year from the acquisition date.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable - Accounts receivable are stated at net realizable value, and as such, current earnings are charged with an allowance for doubtful accounts based on management’s best estimate of the amount of probable incurred credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience and specific account information available. Accounts receivable are reflected in the accompanying consolidated balance sheets net of a valuation allowance of $215,000 and $332,484, as of December 31, 2010 and 2009, respectively. When internal collection efforts on accounts have been exhausted, the accounts are written off by reducing the allowance for doubtful accounts

Inventory - Inventory consists of finished goods and is stated at the lower of cost or market.  Cost is determined under the first-in, first-out (FIFO) method. The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolete and slow-moving goods. The creation of such provisions results in a write down of inventory to net realizable value and a charge to cost of sales.  Inventories are reflected in the accompanying consolidated balance sheets net of a valuation allowance of $145,000 and
$210,000, as of December 31, 2010 and 2009, respectively.

Deferred costs – Deferred costs consist primarily of third party extended maintenance services which the Company has paid for in advance. The costs are amortized over the life of the contract, generally one to five years.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Property and Equipment - Property and equipment are recorded at cost.  Repairs and maintenance that do not improve or extend the lives of the respective assets are expensed in the period incurred.

Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets.

Computer equipment	3 to 5 years
Office furniture and fixtures	5 to 7 years

Leasehold improvements are amortized over the shorter of the lease term or the life of the improvements.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets and certain identifiable intangible assets for impairment  whenever  events  or  changes  in  circumstances  indicate  that  the  carrying  amount  of  an  asset  may  not  be recoverable.  Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell. To date, the Company has not recorded any impairment charges.

Goodwill  –  Goodwill  is  the  excess  of  the  purchase  price  paid  over  the  fair  value  of  the  net  assets  of  the  acquired business. Amortization of goodwill is not permitted.  Goodwill is tested annually for impairment by comparing the fair value of the reporting unit to its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized. The amount of impairment loss is determined by comparing the implied fair value of reporting unit goodwill with the carrying amount.  If the carrying amount exceeds the implied fair value then an impairment loss is recognized equal to that excess.  No impairment charges have been recorded as a result of the Company’s annual impairment assessments.

Intangible assets – Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets. The Company’s finite-lived intangible assets consist of customer relationships, contractor and resume databases, trade name, and internal use software and are being amortized over periods ranging from five to nine years.

Deferred Financing Costs - Costs incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness, adjusted to reflect any early repayments using the effective interest rate method.  Deferred financing costs net of amortization totaled $91,883 and $353,318, as of December 31, 2010 and 2009, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Revenue  Recognition  -  Revenues  are  generated  through  product  sales,  warranty  and  maintenance  agreements,  software customization, and professional services.  Product sales are recognized when the following criteria are met (1) there is persuasive evidence that an arrangement exits; (2) delivery has occurred and title has passed to the customer which generally happens at the point of shipment provided that no significant obligations remain; (3) the price is fixed and determinable; and (4) collectability is reasonably assured. The Company generates revenues from the sale of extended warranties on wireless and mobile hardware and systems. Revenue related to extended warranty and service contracts is recorded as unearned revenue and is recognized over the life of the contract as the Company maintains financial risk throughout the term of these contracts and may be liable to refund a customer for amounts paid in certain circumstances.

The Company also generates revenue from software customization and professional services on either a fee-for-service or fixed fee basis.  Revenue from software customization and professional services that is contracted as fee-for-service is recognized in the period in which the services are performed or delivered.  For certain long-term proprietary service contracts with fixed or “not to exceed” fee arrangements, the Company estimates proportional performance using the labor costs incurred as a percentage of total estimated labor costs to complete the project consistent with the percentage-of-completion method of accounting. Accordingly, revenue for these contracts is recognized based on the proportion of the work performed on the contract. If there is no sufficient basis to measure progress toward completion, the revenues are recognized when final customer acceptance is received consistent with the completed contract method of accounting. Adjustments to contract price and estimated labor costs are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. The Company records sales net of sales tax.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Concentration of Risk - Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. On November 9, 2010, the Federal Deposit Insurance Corporation (“FDIC”) implemented section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides for unlimited insurance coverage of noninterest-bearing accounts.  Beginning December 31, 2010 all noninterest-bearing accounts are fully insured regardless of the balance of the account. This coverage is available at all FDIC member institutions. The Company uses Silicon Valley Bank, which is an FDIC insured institution. Based on these facts, collectability of bank balances appears to be adequate.

For the year ended December 31, 2010, the Company had sales to two customers who collectively represented a total of 26% of total revenues. Accounts receivable from two customers at December 31, 2010, accounted for 32% of accounts receivable.  For the year ended December 31, 2009, the Company had sales to one customer that represented 16% of total net sales. Accounts receivable from a single customer as of December 31, 2009, accounted for 19% of total accounts receivable.

For the year ended December 31, 2010, the Company had purchases from four vendors that collectively represented 80% of total purchases. For the year ended December 31, 2009, the Company had purchases from two vendors that collectively represented 59% of total purchases. Accounts payable from three vendors represents 75% of total accounts payable as of December 31, 2010 and from three vendors representing 35% of total accounts payable as of December 31, 2009.

Fair Value of Financial Instruments - The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, line of credit and long term debt. The carrying value of the short term financial instruments approximates  their  fair  values  at  December  31,  2010  and  2009,  due  to  their  short-term  maturities. The  carrying  value  of  the Company’s long-term debt approximates its fair value, net of a discount related to a final payment to be made on the due date which is equal to two percent of the original loan amount.

Warrant Liability - The Company accounted for its warrant issued pursuant to the June 2009 subordinated convertible debt in accordance with the guidance on Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides that the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability was subject to re-measurement at each balance sheet date until exercised, and any change in fair value was recognized as a component of other income or expense. In June 2010, the warrant was exercised in full and as a result, was reclassified to equity.

Stock-Based Compensation - The Company records the fair value of all stock-based compensation awards in its consolidated financial statements. The terms and vesting schedules for stock-based awards vary by type of grant and generally vest based on the passage of time. The fair value of stock options and warrants is calculated using the Black-Scholes option-pricing model and the expense is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

Employee Stock Ownership Plan (ESOP) - The cost of shares issued to the ESOP, but not yet earned is shown as a reduction of equity.  Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. As of December 31, 2010, 6,639,394 shares have been allocated to eligible participants in the DecisionPoint Employee Stock Ownership Plan. As shares of common stock acquired by the ESOP are committed to be released to each employee, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

Earnings (Loss) per Common Share - Basic earnings (loss) per share are computed by dividing the earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding.  Diluted earnings (loss) per share is computed similarly to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

For the years ended December 31, 2010 and 2009, respectively, potentially dilutive securities are excluded from the computation of fully diluted net loss per share as their effect is anti-dilutive.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 200

Potential dilutive securities consist of:

	December 31,
	2010	2009
Convertible preferred stock	2,900,000	-
Warrants to purchase common stock	3,105,000	1,105,000
Options to purchase common stock	3,336,121	-

Total potentially dilutive securities	9,341,121	1,105,000

The components of basic and diluted earnings (loss) per common share for the years ended December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009
Basic (loss) earnings per common share
Net (loss) income	$(2,208,799)	$343,970

Weighted average common shares outstanding	25,041,304	14,353,837

Basic (loss) earnings per common share	$(0.09)	$0.02

Diluted (loss) earnings per common share
Net (loss) income	$(2,208,799)	$343,970
Effect of assumed conversion of debenture	-	8,055
Net income applicable to diluted EPS	$(2,208,799)	$352,025

Weighted-average common shares outstanding	25,041,304	14,353,837

Dilutive potential common shares:
Effect of assumed conversion of stock options	-	3,532,576
Effect of assumed conversion of preferred stock	-	1,041,781
Effect of assumed conversion of debenture	-	267,123
Effect of assumed conversion of warrants	-	368,886

Diluted weighted-average common shares outstanding	25,041,304	19,564,203

Diluted (loss) earnings per common share	$(0.09)	$0.02

The weighted average basic and diluted shares for the years ended December 31, 2010 and 2009, exclude the ESOP shares that have not been committed to be released of 5,603,830 and 6,404,377, respectively.

Income Taxes - The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and the tax basis of existing assets and liabilities, and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The Company determined that there were no material liabilities for tax benefits for past years and the current period. The Company has determined that any future interest accrued, related to unrecognized tax benefits, will be included in interest expense. In the event the Company must accrue for penalties, they will be included as an operating expense.

Prior to the Merger discussed above, the Company filed its Federal and State income tax returns as a sub-chapter “S” corporation. Therefore, any income tax liability from its operations was payable directly by its shareholders. The Company's sub-chapter “S” corporation status was terminated on June 18, 2009, upon the close of the Merger.

New Accounting Standards

In October 2009, the FASB issued an amendment to the accounting standards related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminates the use of the residual method for allocating arrangement consideration and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard, for which the Company is currently assessing the impact, will become effective for the Company on January 1, 2011.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (“ASU”) regarding improving disclosure about fair value measurements, which amends the existing disclosure requirements under fair value measurements and disclosures by adding required disclosure about items transferring into and out of Levels 1 and 2 fair value measurements; adding separate disclosure about purchases, sales, issuances, and settlements relative to the Level 3 fair value measurements; and clarifying certain aspects of the existing disclosure requirements. This ASU was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements, which is effective for years beginning after December 15, 2010, and for interim periods within those fiscal years. This ASU does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, the ASU requires comparative disclosures only for periods ending after the initial adoption. The Company adopted the first component of the disclosure requirement under this ASU during the first quarter of 2010. Its adoption did not have a significant impact on the Company’s consolidated financial statements. In addition, the Company will adopt the latter part of the disclosure requirement under this ASU in the first quarter of 2011, and does not anticipate its adoption will have a significant impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued an amendment to the account standards related to the disclosure of supplementary pro forma information for business combinations. This amendment requires that public entities that present comparative financial statements disclose pro forma revenue and earnings of the combined entity for the periods presented as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

In December 2010, the FASB issued guidance which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity must consider whether there are any adverse qualitative factors indicating impairment may exist. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. This guidance is therefore effective for the Company’s fiscal year ending December 31, 2011.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

NOTE 3 – ACQUISITION OF CMAC

On December 31, 2010, pursuant to a Stock Purchase Agreement (the “Purchase Agreement”), the Company acquired all of the issued and outstanding shares of CMAC, a logistics consulting and systems integration provider focused on delivering operational and technical supply chain solutions, headquartered in Alpharetta, Georgia. CMAC offers complementary professional services in similar markets as DecisionPoint, and as such, the acquisition is expected to provide more professional services and software revenue to the Company, consistent with the Company’s long term plan. In addition, CMAC's strong presence in the southeast expands DecisionPoint’s presence in this important and growing region of the United States.

The purchase price of $3,150,000 consists of $2,205,000 in cash and 3,269,896 unregistered shares of the Company's common stock, valued at $945,000. The shares were issued on December 31, 2010, and the cash portion of the purchase price is included in accrued expenses and other current liabilities on the accompanying consolidated balance sheet as of December 31, 2010. The cash was transferred on January 3, 2011. The transaction was accounted for using the purchase method of accounting and the operating results for CMAC will be consolidated into the Company’s results of operations beginning on January 1, 2011. The Company acquired gross accounts receivable of $1,651,845 with an allowance for doubtful accounts of $30,000 resulting in a fair value of $1,621,845.

The purchase price was recorded as follows to the identifiable assets acquired and liabilities assumed based on their estimated fair market values on the acquisition date. The following table summarizes the fair value of the CMAC assets acquired and liabilities assumed:

Cash	$185,865
Accounts receivable and other assets	1,723,002
Intangible assets	2,729,000
Goodwill	648,201
Total Assets	5,286,068

Accounts payable and other liabilities	(2,136,068)

$3,150,000

The fair value of the intangible assets and the estimated useful lives over which they are being amortized on an accelerated basis are:

	Fair Value	Estimated Useful life

Customer relationships	$1,670,000	9 years
Contractor and resume databases	675,000	5 years
Tradename	310,000	7 years
Internal use software	74,000	5 years

	$2,729,000

The transaction resulted in a purchase price allocation of $648,201 to goodwill, representing the financial, strategic and operational value of the transaction to DecisionPoint.  Goodwill is attributed to the premium that the Company was willing to pay to obtain the value of the CMAC business and the synergies created with the integration of key components of a commercial infrastructure. The total amount of the goodwill acquired is deductible for tax purposes.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Pro Forma Financial Information

The following table summarizes the Company’s unaudited consolidated results of operations as if the CMAC acquisition had occurred on January 1, 2009:

	Year ended December 31,
(000's except per share data)	2010	2009
	(unaudited)
Net sales	$66,492	$55,208
Net loss	$(2,178)	$(228)

Net loss per share - basic and diluted	$(0.08)	$(0.01)

Included in the pro forma consolidated results of operations for the years ended December 31, 2010 and 2009 are the following significant items: (i) amortization of intangible assets of $579,289 and $687,000 for the years ended December 31, 2010 and 2009, respectively (ii) depreciation of fixed assets acquired of $19,000 per year, and (iii) a net decrease in interest expense of $105,000 in
2010 and 2009, respectively.

The unaudited pro forma financial information is not intended to represent or be indicative of the Company’s consolidated results of operations that would have been reported had the CMAC acquisition been completed as of the beginning of the periods presented, nor should it be taken as indicative of the Company’s future consolidated results of operations.

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

Balance as of December 31, 2009	$4,860,663
Acquisition of CMAC	648,201

Balance as of December 31, 2010	$5,508,864

As of December 31, 2010, the Company’s intangible assets and accumulated amortization consist of the following:

	December 31, 2010
		Accumulated
	Gross	Amortization	Net

Customer relationships	$1,670,000	$-	$1,670,000
Contractor and resume databases	675,000	-	675,000
Tradename	310,000	-	310,000
Internal use software	74,000	-	74,000
	$2,729,000	$-	$2,729,000

The intangible assets were purchased on December 31, 2010, and therefore, no amortization expense was recorded for the years ended December 31, 2010.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Based on the current amount of intangibles subject to amortization, estimated amortization expense in the next five years is as follows:

2011	$687,000
2012	579,289
2013	471,578
2014	363,867
2015	256,156
Thereafter	371,110

Total	$2,729,000

NOTE 5 – FAIR VALUE MEASUREMENT

The Company defines fair value as the amount at which an asset or liability could be bought or incurred or sold or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2010.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

●	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

●
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

●	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The fair value of warrants issued by the Company in connection with private placements of securities was estimated by management in the absence of a readily ascertainable market value. At December 31, 2009, the Company determined, based upon the Black-Scholes option-pricing model, that the fair value of these warrants was $72,710. The assumptions used in the Black-Scholes option-pricing model were strike price of $0.30, share price of $0.29, contractual life of 4.5 years, volatility of 61.09% and a risk free interest rate of 2.71%. Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material In June 2010, the warrants were exercised and their fair value on the exercise date of $80,500 was reclassified from a liability to equity. The assumptions used in the Black-Scholes option-pricing model were strike price of $0.30, share price of $0.29, contractual life of 4.5 years, volatility of 61.09% and a risk free interest rate of 2.71%.

The following table presents reconciliations for liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 2), as well as the portion of gains or losses included in income attributable to a realized gain that relates to those liabilities.

Balance - January 1, 2009	$-
Issuances	128,639
Gain (1)	(55,929)
Balance - December 31, 2009	72,710
Loss (1)	7,790
Reclassification to equity upon exercise	(80,500)

Balance - December 31, 2010	$-

(1)  Realized gains and losses are included in other expense in the consolidated statement of operations.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at:

	December 31,
	2010	2009

Computer equipment	$199,192	$174,968
Office furniture and fixtures	87,018	66,667
Leasehold improvements	27,749	27,749
Total property and equipment	313,959	269,384

Less accumulated depreciation and amortization	(213,889)	(216,663)
Property and equipment, net	$100,070	$52,721

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2010 and 2009 totaled $31,702 and $35,493, respectively.

NOTE 7 – LINE OF CREDIT

As of December 31, 2010, the Company has a $7.0 million line of credit, which was subsequently increased to $10.0 million in February 2011 that provides for borrowings based upon eligible accounts receivable, as defined in the Loan Agreement (“Loan Agreement”). Under the terms of the Loan Agreement, interest accrues at prime plus 4% with a potential interest rate reduction of 0.50% based on future profitability as defined in the Loan Agreement. The line of credit is secured by substantially all the assets of the Company. The line of credit matures in February 2013 and is renewable annually for a fee of $85,000. As of December 31, 2010, the interest rate was 7.25%. The line of credit has a tangible net worth financial covenant and other non-financial covenants with which the Company has been in compliance. Availability under the line of credit was $2.6 million as of December 31, 2010.

The line of credit allows the Company to cause the issuance of letters of credit on account of the Company to a maximum of the borrowing base as defined in the Loan Agreement.  No letters of credit were outstanding as of December 31, 2010.

For the years ended December 31, 2010 and 2009, the Company’s interest expense, including fees paid to secure lines of credit, totaled $369,926 and $354,534, respectively.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2010	2009

Salaries and benefits	$1,364,636	$1,364,067
Accrued purchase price for CMAC acquisition	2,205,000	-
Interest payable	481,700	535,412
Professional fees	69,788	169,410
Income taxes payable	-	385,000
Vendor purchases	866,277	410,820
Sales tax payable	176,744	144,177
Other fees and expenses	183,410	514,839

Total accrued expenses and other current liabilities	$5,347,555	$3,523,725

As of December 31, 2009, certain executives of the Company had elected to defer $305,438 of their compensation. As of December 31, 2010, the deferred compensation balance was $0.  Interest on the deferred compensation accrued at an annual rate of 25% and 16% in 2010 and 2009, respectively.  Interest payable on the deferred compensation was $12,746 as of December 31, 2010.

NOTE 9 – HOLDING SHARES LIABILITY

In March 2006, pursuant to a Stock Purchase Agreement (“Agreement”), the Company acquired the common stock of SBS. As part of the purchase price, certain employees and directors of SBS agreed to the cancellation of previously issued options to acquire shares of SBS stock in exchange for Company Holding Share equivalents (“Holding Shares”). The fair value of the Holding Shares was determined to be $380,000 under the terms of the Agreement. The recipients of these Holding Shares were entitled to receive a cash settlement under one of three settlement options determined by each recipient prior to the closing of the acquisition. The settlement options were: Option A - settlement of 20% per year of the recipients Holding Shares beginning on May 1, 2006, Option B - settlement of 100% of the recipients Holding Shares on May 1, 2010, or Option C - settlement of the recipients’ Holding Shares on the earliest to occur of the date on which the recipient turns 65, terminates employment, or the Company experiences a change in control (as defined in the Agreement). For those recipients who elected to defer their cash payments under options B or C, the per-share value is to be re-evaluated, and the related liability adjusted, to reflect changes in the fair value of the underlying stock, based on the fair value of the ESOP share price as determined annually as of December 31st of each subsequent year until maturity.

Future settlements of these Holding Shares as of December 31, 2010 include $20,505 due under option C. This amount has been adjusted for the change to the fair value of the market price. All amounts have been classified as current.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

NOTE 10 – DEBT

Debt as of December 31, 2010 and 2009,consists of the following:

2010	Balance January 1	Additions	Note Discount		Payments		Amortization of Note Discount	Conversion to equity	Balance December 31

Term loan	$-	$3,000,000	$-		-		$-	$-	$3,000,000
Note discount	-		(60,000)		-		-	-	(60,000)
Bank term loan, net	-	3,000,000	(60,000)		-		-	-	2,940,000

Bridge notes	210,000	-	-		(210,000)		-	-	-

Subordinated convertible debt - June 2009	250,000	-	-		(125,000)		-	(125,000)	-
Note discount	(114,583)	-	-		-		114,583	-	-
Subordinated debt, net	135,417								-

Senior subordinated notes	2,500,000	-			(2,500,000)		-	-	-
Note discount	(361,726)	-	-		-		361,726	-	-
Senior subordinated notes, net	2,138,274								-

Total debt	$2,483,691	$3,000,000 $	(60,000	) $	(2,835,000	) $	$476,309	(125,000)	2,940,000

Less current portion									(1,000,000)

Debt, net of current portion									$1,940,000

2009	Balance January 1	Additions	Note Discount	Payments	Amortization of Note Discount	Conversion to equity	Balance December 31

2006 term loan	$600,000	$-	$-	$(600,000)	$-	$-	$-
Subordinated debt -CCS	353,800	-	-	(353,800)	-	-	-
Subordinated convertible debt	1,666,024	-	-	(71,500)	-	(1,594,524)	-
Subordinated convertible debt - SBS	1,200,000	-	-	-	-	(1,200,000)	-
Bridge notes	1,000,000	-		(375,000)	-	(415,000)	210,000
Subordinated convertible debt - June 2009	-	250,000	-	-	-	-	250,000
Note discount	-	-	(250,000)	-	135,417		(114,583)
Subordinated debt, net	-	-	-	-	-	-	135,417
Senior subordinated notes	-	2,500,000					2,500,000
Note discount			(369,000)		7,274		(361,726)
Senior subordinated notes, net							2,138,274

Total debt	$4,819,824	$2,750,000	$(619,000)	$(1,400,300)	$142,691	$(3,209,524)	2,483,691

Less current portion							(731,793)

Debt, net of current portion							$1,751,898

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The Company’s debt is recorded at par value adjusted for any unamortized discounts.  Discounts and costs directly related to the issuance of debt are capitalized and amortized over the life of the debt using the effective interest rate method and is recorded in interest expense in the accompanying statements of operations.

Term Loan - On December 30, 2010, pursuant to an Assumption and Amendment to Loan and Security Agreement (the "Loan Agreement"), the Company borrowed $3.0 million from a financial institution (the “Term Loan”). The Term Loan is due in 36 equal monthly installments of principal plus interest beginning on February 1, 2011. The principal amount outstanding under the Term Loan 2010 shall accrue interest at a fixed per annum rate equal to 9%. A final payment equal to 2% of the aggregate amount of the Term Loan is due on the earlier of the maturity date or the date the Term Loan is prepaid. This final payment of $60,000 has been recorded as a discount to the Term Loan, which is being amortized over the 36 month term using the effective interest method.

The Term Loan is secured by substantially all of assets of the Company. The Loan Agreement includes various customary covenants, limitations and events of default.  Under the Loan Agreement, the Company must maintain a minimum fixed charge ratio increasing from at least 1.10 to 1.00 in the first quarter of 2011 to a minimum fixed charge ratio at least 1.50 to 1.00 over the life of the Term Loan. The Agreement also maintains certain additional affirmative and negative covenants, including limitations on incurring additional indebtedness.

Bridge Notes - In June 2007, the Company issued subordinated debt (“Bridge Notes”) totaling $1,000,000 to certain members of management and an outside Director. Concurrent with the completion of the Merger, $415,000 of principal was exchanged for 415 shares of Convertible Series A Preferred Stock. The remaining Bridge Notes were fully paid in cash in 2010.

Pursuant to the terms of the Bridge Notes, the Company issued fully vested warrants to purchase 130,000 shares of common stock. The warrant amount was equal to 10% of the principal amount of the Bridge Notes divided by the offering price in any initial public offering under the Securities Act of 1933, as amended. The warrants have an exercise price of $1.00 and a contractual term of five years. The warrants were valued at $58,919 and were recorded as a discount to the Bridge Notes and a credit to additional paid-in capital.

Subordinated Convertible Debt - June 2009 – Immediately following the completion of the Merger in June 2009, pursuant to a Securities Purchase Agreement, the Company issued a convertible subordinated debenture (the “Note”) with a face value of $250,000, net of an Original Issue Discount of 10% and issuance costs of $32,500 with net proceeds totaling $192,500. Interest on the Note accrues at 6% per annum and is due monthly. Principal and any remaining accrued but unpaid interest were due in June 2010. The Note converts at the option of the holder into shares of the Company’s common stock at $0.50 per share. The terms of the Note contain a conversion adjustment provision in the event that the Company issues common shares at a price below the conversion price of the Note. In December 2009, the conversion price of the Note was reduced to $0.30 per share due to the issuance of common shares at $0.30 per share to the Senior Subordinated Note holders (see below). During 2010, the holder converted $125,000 of the principal balance into 416,667 shares of the Company’s common stock. The remaining $125,000 was paid in cash.

Pursuant to the terms of the Note, the Company issued fully vested detachable warrants to purchase 500,000 shares of the Company’s common stock at an exercise price of $0.50 per share. The warrants have a contractual term of five years. The issuance of the warrants resulted in a note discount of $250,000 which has been amortized to interest expense using the effective interest method over the 12 month term of the Note. The terms of the warrants contain a price adjustment provision in the event that the Company issues common shares at a price below the exercise price of the warrants.

In December 2009, the warrants were re-priced to $0.30 per due to the issuance of common shares at $0.30 per share to the Senior Subordinated Note holders (see below). The Company determined that the fair value of the warrants was $80,500 and $72,710 on June 23, 2010 (the date exercised) and December 31, 2009, respectively. Gains and losses on the change in the value of the warrants are recorded in other expense in the accompanying condensed consolidated statements of operations.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Senior Subordinated Notes - On December 16, 2009, the Company entered into a Securities Purchase Agreement (‘Financing Agreement”) with four purchasers pursuant to which it issued $2,500,000 of non-convertible senior secured promissory notes (the “Notes”). The Notes bear interest at a rate of 15% per annum and mature on May 31, 2011. Partial monthly amortization payments are due as follows; a) $50,000 from March 31, 2010 to May 31, 2010, b) $75,000 from June 30, 2010 to August 31, 2010, c) $100,000 from September 30, 2010 to November 30, 2010, and $125,000 from December 31, 2010 to April 30, 2011. The balance and all accrued but unpaid interest is due on May 31, 2011. For all repayments of principal before November 30, 2010, the Company shall pay 107% of the principal payments to the purchasers. For all repayments of principal after November 30, 2010, the Company shall pay 114% of the principal to the purchasers. The principal premium would be recorded as interest expense. Interest payments of 15% per annum are due monthly in arrears beginning on December 31, 2009. On November 30, 2010 the Company paid a fee equal to 1.5% of the aggregate outstanding principal balance, approximately $29,000 which was recorded as a deferred financing cost. On December 31, 2010, in conjunction with the acquisition of CMAC and the Term Loan financing, the Company paid the remaining principal and interest on the Notes. Prepayment penalties totaled approximately $125,000. All unamortized deferred financing costs and note discounts were charged to interest expense at that time.

Pursuant to the terms of the Financing Agreement, the Company issued 500,000 shares of common stock. The common stock was valued at $0.30 per share, the closing price of the stock on the date of the agreement, and is recorded as a deferred financing cost in the accompanying consolidated balance sheets. Other expenses related to the issuance of the Notes of $177,193 and closing fees of $75,000 were also included in deferred financing costs which were being amortized to interest expense over the term of the Notes using the straight-line method which approximates the effective interest method. The unamortized balance of the deferred costs was expensed on December 31, 2010 upon the full repayment of the Notes.

As part of the Financing Agreement, the Company also issued warrants to purchase 2,000,000 shares of common stock, of which 1,000,000 have an exercise price of $0.50 per share, and 1,000,000 have an exercise price of $0.60 per share. The warrants are fully vested and have a contractual term of five years. The warrants were valued at $369,000 and have been recorded as a discount to the Notes and a credit to additional paid-in capital. The unamortized balance of the note discount was expensed on December 31, 2010 upon the full repayment of the Notes.

Subordinated Debt - CCS - In December 2003, in connection with the acquisition of CCS, the Company issued subordinated debt with a three year term in the amount of $650,000 to the original owner of CCS. In December 2006, the holder agreed to continue interest only payments and to extend the maturity date of the then current principal balance of $353,800 for successive one year periods. In January 2009, the terms of the agreement were modified to extend the maturity date to November 30, 2009, at which time the debt was paid in full.

Subordinated Convertible Debt – Employees and Investors – During the years ended December 31, 2003, 2004, 2005, and 2006, the Company issued subordinated convertible debt totaling $1,666,024 with ten year terms to employees and investors in connection with the ESOP purchase transaction. Concurrent with the completion of the Merger, $1,594,524 of the subordinated convertible debt was converted into 3,603,874 shares of the Company’s common stock. Two holders elected not to convert their balances totaling $71,500 which was fully repaid in September 2009.

Subordinated Convertible Debt - SBS - During March 2006, the Company purchased all of the issued and outstanding stock of SBS. As part of the payment for the purchase of its common stock, the shareholders of SBS agreed to take subordinated convertible debt in the aggregate amount of $1,200,000. Concurrent with the completion of the Merger, the entire amount of the debt was converted into 4,152,902 shares of the Company’s common stock.

For years ended December 31, 2010 and 2009, the Company’s interest expense related to the above debt, including all extension and commitment fees, totaled $1,843,297 and $499,983, respectively.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

NOTE 11 – STOCKHOLDERS’ EQUITY

The Company’s authorized capital stock consists of 100,000,000 shares of common stock with a par value of $0.001 per share, and 10,000,000 shares of preferred stock with a par value of $0.001 per share.

(a) Common Stock

In August 2009, the Company issued 200,000 common shares in exchange for services provided by an outside third party to the Company. The fair value of the shares was $0.90 per share, or $180,000, the closing price on the date the shares were issued. The service contract was for six months, therefore, the fair value of the shares was recorded as a prepaid expense on the accompanying consolidated balance sheet and was amortized over the life of the agreement.

Pursuant to the terms of the Financing Agreement entered into in December 2009, the Company issued 500,000 shares of common stock. The fair value of the common stock was $0.30 per share, the closing price of the Company’s common stock on the date of the agreement, and was recorded as a deferred financing cost in the accompanying consolidated balance sheets.

On June 23, 2010, the Company issued 416,667 shares of common stock upon the conversion of $125,000 of principal by the holder of the June 2009 subordinated convertible debt (Note 10). In addition, the holder exercised 500,000 warrants pursuant to a cashless exercise resulting in the issuance of 134,146 common shares based on the 10-day trailing average price of the Company’s common stock. To induce the holder to exercise the warrants, the Company issued an additional 215,854 shares of common stock to the holder. The shares were valued at $77,707 based on the closing price of the stock on the day prior to the transaction and are recorded in other expense in the accompanying consolidated statement of operations for the year ended December 31, 2010.

During the year ended December 31, 2010, the Company issued 1,011,125 shares of common stock in exchange for services provided over various contract periods. The shares were valued based on the share price on the date of their respective agreements. Total cost related to these shares was $350,520.

During the year ended December 31, 2010, the Company issued 3,001,598 shares of common stock upon the exercise of employee stock options. Total cash received was $623,532.

On December 31, 2010, the Company issued 3,269,896 shares of common stock valued at $945,000 as part of the purchase price of CMAC.

(b) Series A and Series B Cumulative Convertible Preferred Stock

On June 8, 2009, the Company designated up to 10,000 shares of the Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”), par value $0.001, with a stated value of $1,000 per share with such designations, powers, preferences and rights, qualifications, limitations and restrictions as set forth in the Certificate of Designation of Series A Preferred Stock. On December 7, 2010, the Company designated up to 10,000 shares of the Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”), par value $0.001, with a stated value of $1,000 per share with such designations, powers, preferences and rights, qualifications, limitations and restrictions as set forth in the Certificate of Designation of Series B Preferred Stock. The rights and preferences of the Series A and Series B Preferred Stock (collectively, the “Preferred Stock”) are summarized as follows:

Dividends - The holders of the Preferred Stock shall be entitled to receive, when, as, and if declared by the Board of Directors, dividends at an annual rate of 8% of the stated value. Dividends shall be cumulative and shall accrue on each share of the outstanding Preferred Stock from the date of its issue.

Voting Rights - The Preferred Stock shall have no voting rights except on matters affecting their rights or preferences.

Liquidation - Upon any liquidation, dissolution or winding-up of the Company, the holders of the Preferred Stock shall be entitled to receive an amount equal to the stated value per share plus any accrued and unpaid dividends before any payments shall be made to the holders of any common stock or hereinafter issued preferred stock. The Series A Preferred has preference over the Series B Preferred in liquidation.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Conversion - Each share of Series A Preferred Stock shall be convertible, at the option of the holder, at a conversion price of $0.50 per share. Each share of Series B Preferred Stock shall be convertible, at the option of the holder, at a conversion price of $0.40 per share.

During April 2009, the Company sold 560 shares of Series A Preferred Stock at a price of $1,000 per share in a private placement. No underwriting discounts or commissions were paid in connection with the sale. In connection with the sale, the Company issued warrants to purchase 560,000 shares of common stock.

Concurrent with the Merger, $415,000 of Bridge Notes issued in June 2007 were exchanged for 415 shares of Series A Preferred
Stock and warrants to purchase 415,000 shares of common stock.

During December 2010, the Company issued and sold 380 shares of Series B Preferred Stock to a Director of the Company and an unrelated third party for a cash purchase price of $380,000, which is equal to the stated value of $1,000 per share. Of the total shares sold, 80 were sold to a Director of the Company.

(c) Warrants

In connection with the issuance of the Series A Preferred Stock described above, the Company issued two classes of fully vested warrants to purchase 975,000 total shares of common stock in total. For each share of Convertible Series A Preferred Stock, the investor received a warrant, exercisable on or before June 18, 2012, to purchase 500 shares of common stock with an exercise price of $1.00 per share (“Class A Warrants”) and a warrant, exercisable on or before June 18, 2012, to purchase 500 shares of common stock with an exercise price of $1.25 per share (“Class B Warrants”). The fair value of the warrants of $142,740 and $104,520 for the Class A Warrants and Class B warrants, respectively, was determined based upon the Black-Scholes option-pricing model and the following assumptions: stock price $1.00, contractual term 3 years, expected volatility 40.72%, expected dividend yield of 0%, and a risk-free interest rate of 1.76%. The warrants were recorded as additional paid-in capital and are all exercisable and outstanding as of December 31, 2010.

In connection with the Bridge Notes, in June 2007, the Company issued 130,000 fully vested warrants to purchase common stock at an exercise price of $1.00 per share. The warrants were valued at $58,919 based upon the Black-Scholes option-pricing model and the following assumptions: stock price $1.00, contractual term 5 years, expected volatility 44.19%, expected dividend yield of 0%, and a risk-free interest rate of 5.03%. The warrants were recorded as a discount to the Bridge Notes and a credit to additional paid-in capital and are all exercisable and outstanding as of December 31, 2010.

Immediately following the Merger, the Company issued a debenture in the amount of $250,000 including fully vested warrants to purchase up to 500,000 common shares with an exercise price of $0.50 per share. The warrants were valued at $314,850 based upon the Black-Scholes option-pricing model and the following assumptions: stock price $1.00, contractual term 5 years, expected volatility 44.19%, expected dividend yield of 0%, and a risk-free interest rate of 2.71%. The terms of the warrants contain a price adjustment provision in the event that the Company issues common shares at a price below the exercise price of the warrants. The warrants were recorded as a discount to the Note and as a current liability of $128,639, based on the relative fair value allocated between the warrants and the Note (see Note 7). On December 31, 2009 the Company determined that the current fair value of the warrants was $72,710, and recorded a gain on the change in the value of $55,929. In June 2010, the warrants were exercised and their fair value on the exercise date of $80,500 was reclassified from warrant liability to equity, and a loss of $7,790 was recorded in other expense in the accompanying condensed consolidated statements of operations for the year ended December 31, 2010.

In connection with the Senior Subordinated Notes, the Company issued fully vested warrants to purchase 2,000,000 shares of common stock. Of this amount, 1,000,000 have an exercise price of $0.50 (Warrant A) and 1,000,000 have an exercise price of $0.60 (Warrant B). The warrants were valued at $369,000 based upon the Black-Scholes option-pricing model and the following assumptions: stock price $0.30, contractual term 5 years, expected volatility 92.37%, expected dividend yield of 0%, and a risk-free interest rate of 2.23%. The warrants were recorded as a discount to the Senior Subordinated Notes and a credit to additional paid-in capital. The warrants are all exercisable and outstanding as of December 31, 2010.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The following summarize s information about the Company’s common stock warrants as of December 31, 2010:

	Total Warrants Outstanding	Total Warrants Exercisable	Weighted Average Exercise Price	Weighted Average Fair

Warrants to purchase common stoock	3,105,000	3,105,000	$0.75	$0.22

NOTE 12 - ESOP PLAN

In December 2003, the Company formed an Employee Stock Ownership Plan (the “ESOP”) and loaned the ESOP $1,950,000 (the “ESOP Note”) that the ESOP Trust (“Trust”) used to acquire 8,162,557 shares of the of the Company’s stock from its former stockholder for $1,300,000 and 4,080,667 shares from the Company for $650,000. The ESOP Note bears interest at a rate of 5.25% with annual principal and interest payments and has a 15-year term. The amount owed to the Company under the Note as of December 31, 2010 and 2009, was $1,023,563 and $1,142,101, respectively. The ESOP Note is reflected in the accompanying consolidated balance sheet as unearned ESOP shares in stockholders’ deficit.

The ESOP covers all non-union employees. Employees are eligible to participate in the Plan after three months of service. Plan participants start vesting after two years of participation and are fully vested after six years of participation. ESOP contributions are determined annually by the Board of Directors, and are a minimum $130,000 per year, to repay the ESOP Note held by the Company. The Company’s contribution expense for the year ended December 31, 2010 was $178,498 representing $118,538 for the ESOP principal payment and $59,960 for the ESOP interest. The Company’s contribution expense for the year ended December 31, 2009, was $178,498 representing $112,625 for the ESOP principal payment and $65,873 for the ESOP interest. The ESOP Note is secured by the unallocated Company stock held by the Trust.

ESOP shares are allocated to individual employee accounts as the loan obligation of the ESOP to the Company is reduced. These amounts are calculated on an annual basis by an outside, independent financial advisor. The ESOP held 5,603,830 shares of unallocated Company stock and 6,639,394 shares of allocated Company stock as of December 31, 2010. As of December 31, 2009, the ESOP held 6,404,377 shares of unallocated Company stock and 5,838,847 shares of allocated Company stock.

Compensation costs relating to shares released are based on the fair value of shares at the time they are committed to be released. The unreleased shares are not considered outstanding in the computation of earnings per common share. Dividends received on ESOP shares are allocated based on shares held for the benefit of each participant and used to purchase additional shares of stock for each participant. The Company has not received any dividends since the inception of the plan. ESOP compensation expense consisting of both cash contributions and shares committed to be released for 2010 and 2009 was $272,449 and $178,498, respectively. For 2010, the fair value of the shares was $0.34 per share, based on the average of the daily market closing share price. The fair value of the shares as of December 31, 2009, was determined by an outside third party valuation firm to be $0.26 per share.

ESOP shares as of December 31, 2010 and 2009 were as follows:

	December 31,
	2010	2009

Allocated shares	5,838,847	5,038,087
Shares committed for allocation	800,547	800,760
Unallocated shares	5,603,830	6,404,377
Total ESOP shares	12,243,224	12,243,224

Fair value of unreleased shares at December 31	$1,513,034	$1,473,007

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

NOTE 13 - STOCK OPTION PLAN

In January 2004, the Company established the 2004 Incentive and Non-Incentive Stock Option Plan (“2004 Plan”) which was originally adopted by the Board of Directors of DecisionPoint and was assumed by the Company on June 18, 2009, in connection with the Merger.  The 2004 Plan authorizes 6,592,976 shares of common stock for issuance.  Under the 2004 Plan, common stock incentives may be granted to officers, employees, directors, consultants, and advisors.  Incentives under the Plan may be granted in any one or a combination of the following forms: (a) incentive stock options and non-statutory stock options; (b) stock appreciation rights (c) stock awards; (d) restricted stock and (e) performance shares.

In June 2009, the Company  established the DecisionPoint Systems, Inc. Incentive Stock Plan ("2009 Plan") to retain directors, executives and selected employees and consultants and reward them for making contributions to the success of the Company. These objectives are accomplished by making long-term incentive awards under the 2009 Plan in the form of stock options, stock awards and restricted stock purchase offers.  The total number of common shares which may be purchased or granted under the 2009 Plan shall not exceed 1,000,000. There were no options granted under the 2009 Plan as of December 31, 2010.

The 2004 and 2009 Plans, (collectively, the “Plans”) are administered by the Board of Directors, or a committee appointed by the Board of Directors, which determines recipients and types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. The total number of shares authorized under the Plans is 7,592,976. The term of stock options granted under the Plans cannot exceed ten years.  Options shall not have an exercise price less than 100% of the fair market value of the Company’s common stock on the grant date, and generally vest over a period of five years. If the individual possesses more than ten percent of the combined voting power of all classes of stock of the Company, the exercise price shall not be less than 110% of the fair market of a share of common stock on the date of grant.

A summary of the status of the Plans as of December 31, 2010, and information with respect to the changes in options outstanding is as follows:

	Options Available for Grant	Options Outstanding	Weighted -Average Exercise Price	Aggregate Intrinsic Value

January 1, 2010	1,034,879	6,558,097	$0.23
Granted	-	-	-
Exercised	-	(3,001,598)	0.21
Forfeited	220,378	(220,378)	0.31
December 31, 2010	1,255,257	3,336,121	$0.24	$116,000

Exercisable options at December 31, 2010		2,746,968	$0.23	$112,000

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The following table summarizes information about stock options outstanding as of December 31, 2010:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price

$0.20 - $0.31	3,336,121	4.72	$0.24	2,746,968	4.40	$0.23

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the required service period, which is generally equal to the vesting period. The fair value of options granted to employees during the year ended December 31, 2009, (no options were granted during the year ended December 31, 2010) was estimated using the Black-Scholes option-pricing model with the following assumptions:

Expected term	5 years
Expected volatility	44.19%
Dividend yield	0%
Risk-free interest rate	1.87%

Due to the limited time that the Company’s common stock has been publicly traded, management estimates expected volatility based on the average expected volatilities of a sampling of five companies with similar attributes to the Company, including: industry, size and financial leverage. The expected term of the awards represents the period of time that the awards are expected to be outstanding. Management considered expectations for the future to estimate employee exercise and post-vest termination behavior. The Company does not intend to pay dividends in the foreseeable future, and therefore has assumed a dividend yield of zero. The risk-free interest rate is the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term of the awards.

The Company has no historical basis for determining expected forfeitures and, as such, compensation expense for stock-based awards does not include an estimate for forfeitures.

Employee stock-based compensation costs for the years ended December 31, 2010 and 2009, was $38,437 and $50,961, respectively, and is included in selling, general and administrative expense in the accompanying consolidated statements of operations. As of December 31, 2010, total unrecognized estimated employee compensation cost related to stock options granted prior to that date was $46,816 which is expected to be recognized over a weighted-average vesting period of 1.72 years.

The weighted-average fair value on the grant date of options granted to employees during the year ended December 31, 2009 was $0.26. The Company did not grant any stock options during 2010.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Leases - The Company leases its office and warehouse facilities under various operating leases.  The executive offices and West coast sales and operations are located in Foothill Ranch, California where the Company leases 7,500 square feet.  The Company had sub-leased this facility from an affiliate (Note 17) at a monthly rental expense of $11,763, which expired in July 2010 and effectively terminated the sub-lease arrangement. The Company has entered into a new lease with the building’s landlord (an unrelated third party) under similar terms and conditions for a one year period expiring in July 2011, and subject to cancellation any time after six months upon notice to the landlord.

The Company has an ancillary administration office located in Parsippany, New Jersey where the Company leases 3,600 square feet. The lease expires in June 2011.  In addition, the Company has a lease for 3,000 square feet in Shelton, Connecticut for its East coast sales and operations which expires in April 2015 and 4,000 square feet in Essex, New Jersey for its East coast depot operation which expires in June 2011.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The Company has an administrative office located in Alpharetta, Georgia where it leases 4,330 square feet for general office purpose. The lease expires in April 2015.  In addition, the Company has a lease for 4,800 square feet in Alpharetta, Georgia for its technology lab center which expires in November 2011.

Rent expense for the years ended December 31, 2010 and 2009, was $290,937 and $321,014, respectively.

The aggregate remaining future minimum payments under these leases expiring after December 31, 2010, are as follows:

Years ending December 31:
2011	$357,217
2012	191,965
2013	191,923
2014	190,811
2015	62,552

$994,468

Contingencies - The Company is involved in certain litigation arising in the normal course of its business. Management, having consulted with its counsel, believes these matters will not, either individually or in the aggregate, have any material adverse impact on the operating results or financial position of the Company.

During 2009 and 2010, the Company was a creditor in a bankruptcy filing from one of its customers which revolves around ‘preference payments’ received 90 days prior to the actual bankruptcy filing date. The total amount of the potential claim was $182,000 which the Company recorded as a liability as of December 31, 2009. Based upon counsel’s advice and knowledge of bankruptcy proceedings, Company reversed $88,000 of the liability in the third quarter of 2010. During the fourth quarter the bankruptcy was settled and the Company returned $15,000 to the customer. The remaining liability of $79,000 was reversed.

NOTE 15 - INCOME TAXES

The provision for income taxes for the years ended December 31, 2010 and 2009 is as follows (all amounts are approximate):

	December 31,
	2010	2009
Current income tax expense:
Federal	$(257,000)	$322,000
State	6,000	61,000
	(251,000)	383,000
Deferred income tax expense (benefit):
Federal	(437,000)	(2,034,000)
State	-	(47,000)
	(437,000)	(2,081,000)
Valuation allowance	767,000	1,769,000

Income tax expense	$79,000	$71,000

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2010	2009

Allowance for doubtful accounts	$86,000	$133,000
Inventory reserve and uniform capitalization	75,000	107,000
Accrued expenses and other liabilities	373,000	509,000
Unearned revenue	802,000	887,000
Net operating loss carryforward	1,245,000	518,000
Other assets	-	4,000
Valuation allowance	(2,526,000)	(1,769,000)
Deferred tax assets - current	55,000	389,000

Other assets	4,000	-
Property and equipment	4,000	(4,000)
Intangibles	2,000	-
Valuation allowance	(10,000)	-
Deferred tax assets	-	(4,000)

Total net deferred tax asset	$55,000	$385,000

A reconciliation of the United States statutory income tax rate to the effective income tax rate for the years ended December 31, 2010 and 2009 is as follows:

	December 31, 2010		December 31, 2009
	Amount	Rate (%)	Amount	Rate (%)
Tax at the Federal statutory rate	$(724,000)	34.0	$141,000	34.0
State taxes	4,000	(0.2)	9,000	2.2
Permanent differences	270,000	(12.7)	89,000	21.4
Valuation allowance	767,000	(36.0)	1,769,000	426.3
Miscellaneous	(238,000)	11.2	-	-
Impact of change from S to C Corporate tax status	-	-	(1,937,000)	(466.8)

Effective tax rate	$79,000	(3.7)	$71,000	17.1

The Company’s deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income.  Future tax benefits for net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax business and other planning strategies will enable the Company to utilize the net operating loss carryforwards. The Company’s evaluation of the realizability of deferred tax assets considers both positive and negative evidence. The weight given to potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. For the year ended December 31, 2010, the Company recorded a valuation allowance related to the temporary items as it was determined it is more likely than not that the Company will not be able to fully use the assets to reduce future tax liabilities.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The adoption of ASC 740-10 at January 1, 2009, had no impact on the Company’s financial statements. At December 31, 2010, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months. The Company will recognize any interest and penalties as a component of income tax expense.

The Company is subject to U.S. federal income tax as well as income taxes in various state jurisdictions.

NOTE 16 - PROFIT SHARING PLAN

The Company maintains a 401(k) Profit Sharing Plan (“401k Plan”).  Employees who are 21 years of age and have performed 90 days of service are eligible to participate.  Each year, employees can make salary contributions of up to 25% of their salary. The Company matches 100% of employee contributions up to 3% of eligible employee compensation and 50% of employee contributions of 3% to 5% for a total of 4% of employee compensation.  Employer contributions to the 401k Plan were $228,240 and $212,250, for the years ended December 31, 2010 and 2009, respectively.

NOTE 17 - RELATED PARTIES

The Company purchases and sells certain products and services from a separate corporate entity which is wholly owned by an ESOP. This entity is affiliated with the Company through limited overlapping management and Board representation by the Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). During the years ended December 31, 2010 and 2009, the Company purchased products and services for $819,000 and $197,000, respectively, from this affiliate. Sales to this affiliate during the years ended December 31, 2010 and 2009, were $436,000 and $590,000, respectively. These sales to the affiliate were at no incremental margin over the Company’s actual cost. Amounts due to this affiliate included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets as of December 31, 2010 and 2009, are $100,000 and $0, respectively. Amounts due from this affiliate included in accounts receivable in the accompanying consolidated balance sheets as of December 31, 2010 and 2009, are $0 and $70,000 respectively. Additionally, until July 2010, the Company had sub-leased its facility in Foothill Ranch, CA from this affiliate at a monthly rental expense of $11,763.

The  Company  has  accounts  payable  to  its  CEO  and  its  CFO,  of  $1,118,000  and  $994,000  at  December  31,  2010  and  2009, respectively. The outstanding balance had previously accrued interest at 16% per annum.  Beginning in 2010, the Board of Directors approved an increase in the interest rate to 25% per annum. As of December 31, 2010 and 2009, the Company’s accrued interest balance was $0 and $180,000, respectively, on the accounts payable to the CEO and $105,000 and $146,000, respectively, on the accounts payable to the CFO. As of December 31, 2010 and 2009, the Company’s deferred compensation payable was $0 and $101,000 to the CEO and $0 and $125,000 to the CFO, respectively. The balance of the accounts payable consists of purchases of products and services made on behalf of the Company, deferred compensation, unreimbursed company travel expenses and interest on the accounts payable.

The Company sold 80 shares of its Series B Preferred Stock to a Director of the Company. The shares were sold at the same price as 300 additional shares sold to an independent third party.

NOTE 18 - SUBSEQUENT EVENT

On October 20, 2010, the Company signed a merger agreement with Comamtech, Inc. (“Comamtech”) and 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech. Comamtech is a registered reporting issuer with the U.S. Securities and Exchange Commission.  Comamtech is headquartered in Canada and has its shares quoted on the OTC Bulletin Board.

Pursuant to the merger agreement, the Company will merge with 2259736 Ontario Inc.  Comamtech will acquire all of the outstanding common shares of the Company at an exchange ratio of 1 Comamtech share for every 8 outstanding common shares held by the Company’s shareholders, for a total issuance of approximately 4.2 million common shares.  Outstanding warrants, options and preferred shares will be converted at the same ratio. The Company’s current shareholders are expected to retain approximately 71% of the surviving company's outstanding shares on a fully diluted basis. The transaction is intended to be a tax free exchange for Federal income tax purposes. After the merger, the surviving legal entity will be named DecisionPoint Systems, Inc. The board of directors of the surviving legal entity will be the Company’s current directors along with two of Comamtech’s current directors. The Company’s current management will be the management of the surviving legal entity.

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The Company anticipates that at the date of closing, Comamtech will have approximately $3.5 million in cash and installment receivables of $5.4 million. The transaction will be accounted for as a reverse acquisition with the purchase price based on the closing price of the Company’s stock at the date prior to the closing of the transaction.

The agreement is subject to the written consent of a majority of the Company’s shareholders and approval by the shareholders of Comamtech, approval of the Ontario Superior Court of Justice  as well as other customary closing conditions.

In February 2011, pursuant to an amendment to a loan agreement with a financial institution, the line of credit was renewed for an additional two year period and the amount available for borrowing was increased to $10.0 million. We paid an annual renewal fee of  $100,000.

Exhibit 10.4

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made, entered into and effective this 31st day of December, 2010 (the “Effective Date”), by and between DecisionPoint Systems, Inc., a Delaware corporation (the “Company”), and Bryan E. Moss (“Employee”).

WITNESSETH:

The Company desires to employ Employee on terms which will encourage the attention and dedication of Employee to the Company as one of its key employees.  Employee desires to enter into this Agreement and to accept such employment, subject to the terms and provisions of this Agreement. Accordingly, the Company and Employee hereby agree as follows:

1. EMPLOYMENT. The Company offers and Employee accepts employment with the Company upon the terms and conditions hereinafter set forth, which terms and conditions shall supersede any other oral or written employment agreement(s) and addendums thereto entered into by and between the Company, Employee and any other party prior to the date of this Agreement and any and all rights and obligations of the Company, Employee and any such other party under such employment agreements and addendums, if any, shall be extinguished as of the Effective Date.

2. DATE AND TERM. The term of Employee’s employment hereunder with the Company (the “Term”) shall commence as of the Effective Date and extend through the 36th month anniversary of the Effective Date, unless terminated sooner as provided in Section 5 below.  On the 36th month anniversary of the Effective Date (and, again (if the Term is still continuing) on each succeeding one-year anniversary of such date) the Term shall automatically renew for an additional one-year period unless either party shall have given the other a Notice of Termination (as hereinafter defined) at least ninety (90) days before the effective date of renewal, specifying that the Term shall not renew as of such date, or a Date of Termination (as hereinafter defined) shall occur pursuant to the provisions of Section 5 below.

3. POSITION AND DUTIES.  Employee shall serve as Senior Vice President – Professional Services of the Company, the duties and responsibilities of which shall include the management of the Company’s subsidiary, CMAC, Inc. (“CMAC”), as currently performed, reporting and subject to the general supervision of Donald Rowley, or, in the event of his death, disability, retirement or termination, such other person or persons as may be designated from time to time by the Company’s Board of Directors (the “Board”).  Employee’s services shall be performed at the headquarters of CMAC and such other place(s) as may be agreed upon by
Employee and the Company.  Employee agrees, during the Term, to devote all of Employee’s professional time, attention and skills to the performance of his responsibilities and duties hereunder.

4. COMPENSATION AND EXPENSE REIMBURSEMENT.

(a) Base Salary and Annual Bonus.  For all services rendered by Employee under this Agreement, the Company shall pay Employee an annual base salary equal to the last sum agreed to by the Company and Employee on Exhibit A, attached hereto and made a part hereof (“Base Salary”). Employee’s Base Salary shall be payable in equal installments in accordance with the normal payroll practices of the Company.  During the Term, Employee will also be entitled to an annual bonus (“Annual Bonus”) which shall be calculated pursuant to the terms set forth on Exhibit B, attached hereto and made a part hereof, which Annual Bonus for any fiscal year shall be paid to Employee on April 15 of the year following the close of such fiscal year. The Annual Bonus shall be paid 70% in cash and 30% in such number of unregistered shares of the common stock, par value $0.001 per share, of the Company (“DPS Stock”) obtained by dividing such 30% portion of the Annual Bonus amount by the average of the daily closing price per share of the DPS Stock (adjusted appropriately for any stock split, stock dividend, recapitalization, reclassification or similar transaction that is effected or for which a record date occurs), as reported on the OTC Bulletin Board or such other stock exchange on which the DPS Stock is then listed or quoted, for each of the ten (10) consecutive trading days ending on (and including) the trading day that occurs two (2) trading days prior to (and not including) the Annual Bonus payment date.

1

(b) Benefits. The Company shall provide to Employee at its cost and Employee shall have the right to participate in all employee benefit plans and arrangements as are from time to time made available to executives of the Company generally (including, without limitation, such medical, disability and life insurance coverage as may from time to time be made so available), subject to the terms and conditions of such plans and arrangements.

(c) Vacations.  Employee shall annually be entitled to four (4) weeks paid vacation time (or such increased amount of time as may be made available to Employee from time to time by the Company), with Employee’s vacations being taken in accordance with the Company’s vacation policy. Although unused vacation time may not currently be carried over from one year to the next under the Company’s vacation policy, upon any termination of Employee’s employment hereunder Employee shall be paid for a pro rata portion of any unused vacation time for the year in which the termination occurs.

(d) Expenses.  Employee shall be entitled to reimbursement for all reasonable and necessary expenditures incurred in the performance of his duties hereunder, provided that such expenditures are incurred and accounted for in accordance with the policies and procedures of the Company as may be in effect from time to time for senior executives generally.

5. TERMINATION.

(a) Termination by the Company.  Subject to the remaining provisions of this Section 5(a), the Board may terminate Employee's employment hereunder at any time (i) for Cause or (ii) if Employee suffers a Disability.

(i) As used herein, “Disability” shall mean the inability of Employee to perform his duties with the Company on a full-time basis for 180 days in any one-year period as a result of incapacity due to mental or physical illness.

(ii) Termination for “Cause” as used herein shall be limited to (A) Employee’s willful and continued failure(other than as a result of physical or mental incapacity) to perform the duties of Employee’s position or to follow thedirection of the Board following written notice from the Board specifying such failure, or (B) Employee’s being convicted of, or pleading guilty or nolo contendere to, a felony or criminal fraud.  Before Employee may be terminated for Cause, however, he shall be given a notice of intent to terminate (setting forth in reasonable detail the facts and circumstances claimed to provide the basis for “Cause”).  Before he is thereafter given a Notice of Termination (as described in Section 5(c) below), Employee and his legal advisor(s), if any, shall be provided an opportunity before the Board to discuss the facts and circumstances claimed to provide the basis for the “Cause.”

(b) Termination by Mutual Agreement.  Employee’s employment may also be terminated pursuant to the mutual agreement of Employee and the Company. Any termination of Employee’s employment by mutual agreement of the parties shall be memorialized by an agreement which is reduced to writing and signed by Employee and a duly appointed officer of the Company.

2

(c) Notice of Termination. Any termination of Employee’s employment (other than a termination due to Employee’s death or pursuant to the parties’ mutual agreement) or non-renewal of the Term pursuant to Section 2 shall be communicated by written Notice of Termination.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee’s employment under the provision so indicated.

(d) Date of Termination. The “Date of Termination” shall mean (1) if Employee’s employment is terminated by his death, the end of the month in which his death occurred; (2) if Employee’s employment is terminated pursuant to the parties’ mutual agreement, the end of the month in which such agreement is effective; and (3) if Employee’s employment is terminated for any other reason, the later of (i) the end of the month in which a Notice of Termination is given, or (ii) the end of the month in which such a Notice of Termination is to be effective.  Notwithstanding anything stated in this Agreement to the contrary, however, if Employee’s death occurs after a Notice of Termination has been delivered hereunder, the “Date of Termination” shall mean the end of the month in which Employee’s death occurred.

6. RIGHTS UPON TERMINATION.

(a) If Employee’s employment is terminated by the Board as described in Section 5(a) above or as a result of Employee’s death, (i) the Company shall pay Employee all Base Salary payable to him under Section 4(a) through the Date of Termination and Employee’s Annual Bonus for the fiscal year immediately preceding the fiscal year in which the Date of Termination occurs if such Annual Bonus has not been paid as of the Date of Termination (at the time such Annual Bonus would otherwise have been paid), (ii) the Company shall reimburse Employee for all expenses described in Section 4(d), if any, which are incurred through the Date of Termination, and (iii) the Company shall pay Employee a prorated Annual Bonus (based on the portion of the applicable fiscal year served by Employee) for the fiscal year during which occurs the Date of Termination, based on actual performance for such fiscal year at the same time bonuses would be payable to Employee if Employee had continued in employment.  Except as otherwise provided herein, Employee’s rights to Base Salary and Annual Bonus for workdays occurring after the Date of Termination shall permanently cease after such date.  Employee’s post-termination rights under any employee benefit plans and arrangements as may from time to time be made available to or for Employee or the Company’s executives shall be as described therein.  Except as otherwise provided herein, all payment(s) made to Employee pursuant to the first sentence of this Section 6(a) shall be paid, subject to applicable withholding, on the 30th day following the Date of Termination.

(b) If Employee’s death occurs prior to his receipt of the payment(s) provided for in Section 6(a) above, payment(s), if any, shall be paid to Employee’s designated beneficiary, or if he or she predeceases Employee or no beneficiary has been designated, to Employee’s estate.

(c) For the avoidance of doubt, the parties acknowledge and agree that if either party provides a Notice of Termination for non-renewal as contemplated by Section 2, Employee shall be paid any Annual Bonus to which Employee would otherwise be entitled with respect to the last fiscal year of the Term, notwithstanding that Employee may no longer be employed with the Company at the time such payment is actually made.

7. WORK PRODUCT, CONFIDENTIALITY AND COVENANT NOT TO COMPETE.

(a) Ownership of Work Product.

(i) Employee has attached hereto, as Exhibit C, a list describing all inventions, original works of authorship, developments, improvements, and trade secrets which were made by him prior to his employment with the Company (collectively referred to as “Prior Inventions”), which belong to Employee, which relate to the Company’s business, products or research and development, and which are not assigned to the Company hereunder; or, if no such list is attached, Employee represents that there are no such Prior Inventions.  If in the course of Employee’s employment with the Company, he incorporates into Work Product (as defined below) a Prior Invention owned by him or in which he has an interest, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use and sell such Prior Invention as part of or in connection with such Work Product.

3

(ii) Employee agrees that he will promptly make full written disclosure to the Company of any and all Work Product made by Employee, either solely or jointly. The Company shall own all Work Product. To the extent permitted by law, all Work Product shall be considered work made for hire by Employee and owned by the Company.

(iii) If any of the Work Product may not, by operation of law, be considered work made for hire by Employee for the Company or if ownership of all right, title and interest of the intellectual property rights therein shall not otherwise vest exclusively in the Company, except as prohibited by law, Employee hereby assigns, and upon creation thereof automatically assigns, to the Company, its designees, successors and assigns, all of Employee’s right, title and interest in and to Work Product.

(iv) The Company, its designees, successors and assigns, shall have the right to obtain and hold in its or their own name copyrights, patents, registrations, and any other protection available for the Work Product.  Employee agrees to assist the Company, or its designees,  successors and assigns, at the Company’s expense, in every proper way to secure the Company’s rights in the Work Product and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns, and designees, the sole and exclusive rights, title and interest in and to such Work Product, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto.  Employee further agrees that his obligation to execute or cause to be executed, when it is in his power to do so, any such instrument or papers shall continue after the termination of his employment.  If the Company is unable because of Employee’s mental or physical incapacity or for any other reason to secure his signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Work Product or original works of authorship assigned to the Company as above, then Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as his agent and attorney in fact coupled with an interest, to act for and in his behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by him.

(v) For purposes hereof, “Work Product” shall mean inventions, original works of authorship, developments, concepts, improvements or Trade Secrets (as herein defined), whether or not patentable or registrable under copyright, patent or similar laws, which Employee may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time he is in the employ of the Company and that are within the scope and duration of his employment.  “Work Product” specifically excludes inventions, original works of authorship, developments, concepts and improvements developed by Employee entirely on his own time without using the Company’s equipment, supplies, facilities, Trade Secrets or Confidential Information (as hereinafter defined), except for those inventions, original works of authorship, developments, concepts and improvements that both (i) relate to the Company’s actual or anticipated business, research or development and (ii) result from or are connected with work performed by Employee for the Company.  Employee hereby irrevocably relinquishes for the benefit of the Company and its assigns any moral rights in all Work Product recognized by applicable law.  Employee shall not incorporate any invention, original work of authorship, development, concept, improvement, or trade secret owned, in whole or in part, by any third party, into any Work Product without Company’s prior written permission.

(b) Confidentiality.

(i) During the Term and for a period of two (2) years thereafter, Employee shall maintain in strict confidence, shall not use or disclose (except as required to perform Employee’s duties under this Agreement), and shall assist and comply with all Company efforts, procedures, and programs to maintain the secrecy of all Trade Secrets and Confidential Information of the Company, its affiliates and customers.

(ii) For purposes of this Agreement, the term “Trade Secrets” means any scientific or technical information, design, process, procedure, formula or improvement that derives independent economic value from not being generally known, and not being readily ascertainable through proper means, to the Company’s competitors or any other person or entity that can obtain economic value from its use. To the fullest extent consistent with the foregoing, and otherwise lawful, Trade Secrets shall include, without limitation, information and documentation pertaining to the design, specifications, capacity, testing, installation, implementation and customizing techniques and procedures concerning the Company’s present and future products and services. This includes, but is not limited to:

(A) software (including source and object code), algorithms, inventions, designs, concepts, discoveries, improvements, computer processing systems, techniques, methodologies, formulas, processes, compilations of information, data, models, photographs, know-how, machines, plans, techniques, user documentation, functional overviews, screen layouts, report layouts, processing flow charts and other work products, drawings, proposals, job notes, reports, records, and specifications, whether the foregoing have been developed by or for the Company or otherwise obtained by the Company;

(B) customer or prospective customer or referral lists and contact information, agreements, prospects, strategies, purchase needs, preferences and habits, plans, records, files, or other similar information;

4

(C) project agreements, product agreements, service agreements, sales contracts, licenses, negotiations, strategies, plans, records, forms or files;

(D) Company policy and operating manuals or procedures, work-flow systems, product-design processes and systems and strategies for providing services;

(E) Company performance or financial statements or other such information;

(F) product, application and service price lists, forms, contracts, marketing or other research and development data and the results thereof or related information; and

(G) product, application and service testing or evaluation results or similar information.

(iii) For purposes of this Agreement, the term “Confidential Information” means any data or information and documentation, in addition to that which is a Trade Secret, that is valuable to Company and not generally known to the public, including but not limited to:

(A) financial information, including but not limited to earnings, assets, debts, prices, fee structures, volumes of purchases or sales, or other financial data, whether relating to Company generally, or to particular products, services, geographic areas, or time periods;

(B) supply and service information, including but not limited to information concerning the goods and services utilized or purchased by Company, the names and addresses of suppliers, terms of supplier service contracts, or of particular transactions, or related information about potential suppliers, to the extent that such information is not generally known to the public, and to the extent that the combination of suppliers or use of particular suppliers, though generally known or available, yields advantages to Company the details of which are not generally known;

(C) marketing information, including but not limited to details about ongoing or proposed marketing programs or agreements by or on behalf of Company, marketing forecasts, results of marketing efforts or information about impending transactions;

(D) personnel information, including but not limited to employees’ personal or medical histories, compensation or other terms of employees’ engagements, actual or proposed promotions, hiring, resignations, disciplinary actions, terminations or reasons therefor, training methods, performance or other employee information; and

(E) customer information, including but not limited to any customer proposals or agreements between customers and Company, status of customer accounts or credit, client and user information of customers (including but not limited to identification numbers and data and demographic data) or related information about actual or prospective customers.

Employee may not, during the Term and for a period of two (2) years thereafter, directly or indirectly use, disclose or disseminate to any other person, organization or entity or otherwise use any Trade Secrets or Confidential Information, except as specifically required in the performance of his duties for the Company.

Employee may not disclose to the Company, use, or induce the Company to use, any proprietary information or trade secrets of others.  Employee represents and warrants that he has returned all property and confidential information belonging to all prior employers.

Employee agrees that he will not, during his employment with the Company, improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that Employee will not bring onto the premises of the Company any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.  Further, Employee agrees to abide by all lawful provisions of any covenants not to compete that he may have with prior employers.

5

(c) Return of Materials.  Upon the request of the Company and, in any event, upon the termination of Employee’s employment, Employee shall deliver to Company all memoranda, notes, records, drawings, daily or monthly appointment calendars (regardless of how kept), manuals, disks and other documents and media, regardless of form, that contain Work Product, Trade Secrets, Confidential Information, or otherwise relate to the Company’s business.  Employee shall not retain any such materials (whether in original or duplicated form) following such delivery.

(d) Covenant Not To Compete. The provisions set forth in Section 5.2 of the Stock Purchase Agreement dated December 23, 2010 by and among the Company, CMAC and the shareholders of CMAC identified therein, including Employee (the “Stock Purchase Agreement”), and the restrictions contemplated thereby are hereby incorporated by reference herein, in their entirety, and shall override any provisions in this Agreement which conflict in part or in whole with Section 5.2 of the Stock Purchase Agreement.

(e) Company deemed to include CMAC, Inc.  For purposes of this Section 7 in its entirety, the term “Company” shall be deemed to encompass and include DecisionPoint Systems, Inc. and its affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended), which shall include CMAC, Inc.

(f) Enforcement. The provisions of Section 7 in its entirety shall survive termination of this Agreement or the lapse of the Term without renewal.  In the event of any breach or threatened breach by Employee of any covenant contained in Section 7 of this Agreement, the resulting injuries to the Company would be difficult or impossible to estimate accurately, even though irreparable injury or damage. Accordingly, an award of legal damages, if without other relief, would be inadequate to protect the
Company.  Employee therefore agrees that, in the event of any such breach or threatened breach, the Company shall be entitled to obtain an injunction to restrain the breach or anticipated breach of any such covenant, and to obtain any other available legal, equitable, statutory, or contractual relief.  Should the Company have cause to seek such relief, no bond shall be required.

8. ASSIGNMENT.  Neither party to this Agreement may assign or delegate any of its rights or obligations hereunder without the other party’s prior written consent.

9. AMENDMENT AND MODIFICATION.  No amendment or modification of the terms of this Agreement shall be binding upon either party unless reduced to writing and signed by Employee and the Company.

10. SEVERABILITY. The parties intend this Agreement to be enforced to the maximum extent permitted by law.  In the event any provision of this Agreement is deemed to be invalid or unenforceable any court of competent jurisdiction, such provision will be deemed to be restricted in scope or otherwise modified to the extent necessary to render it valid or enforceable. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement which will remain in full force and effect.

11. CONTROLLING LAW. The terms of this Agreement will be construed and governed in accordance with the internal laws, but not the laws of conflicts, of the State of Georgia applicable to agreements made and to be performed in that State. Any controversy or claim arising out of or relating to this Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, or arising out of or relating in any way to this Agreement, shall be submitted to final and binding arbitration, to be held in the State of Georgia, in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. The arbitrator shall decide all issues relating to arbitrability, and shall have the power to grant equitable relief, including injunctions, temporary restraining orders, etc.  In the event that any arbitration, action, suit or other proceeding is instituted to remedy, prevent, or obtain relief from a breach of this Agreement, or arising out of a breach of this Agreement, the prevailing party shall recover all costs and reasonable attorneys’ fees incurred by such party in each and every action, suit or other proceeding, including any and all appeals or petitions therefrom.

12. NOTICES. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if delivered by hand, sent via facsimile, or sent by registered or certified mail, return receipt requested, as follows:

6

As to Employee:

Mr. Bryan E. Moss c/o CMAC, Inc.
11625 Rainwater Drive
Suite 250
Alpharetta, Georgia  30009
Facsimile:  (770) 753-8897

with a copy to:

Rogers & Hardin LLP
Attn:  Jody L. Spencer, Esq.
2700 International Tower
229 Peachtree Street NE Atlanta, Georgia  30303
Facsimile:  (404) 230-0972
to the Company at: DecisionPoint Systems, Inc.
Attn:  Donald W. Rowley, Chief Financial Officer
19655 Descartes
Foothill Ranch, California  92610-2609
Facsimile: 949.859.3647

with a copy to:

Law Office of Jeffrey D. Marks, P.C.
415 Clifton Avenue
Clifton, New Jersey  07011
Facsimile:  (973) 253-8858

or to such other address as either party hereto may designate to the other by written notice given in accordance with this Agreement.  Notices shall be deemed sent on the date personally delivered and receipt or written acknowledgement is received if sent via facsimile.

13. WAIVER OF BREACH.  No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by any party which are not expressly set forth in this Agreement.  No waiver by any party hereto of a breach of any provision of this Agreement by any other party, or of compliance with any condition or provision of this Agreement to be performed by such other party, will operate or be construed as a waiver of any subsequent breach by such other party or any similar or dissimilar provisions and conditions at the same or any prior or subsequent time. The failure of any party hereto to take any action by reason of such breach will not deprive such party of the right to take action at any time while such breach continues.

7

14. ENTIRE AGREEMENT.  Except as otherwise noted herein or in any separate agreement entered into by Employee and the Company, this Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior and contemporaneous agreements, if any, between the parties relating to the subject matter hereof.

15. COMPLIANCE WITH CODE SECTION 409A.

(a) This Agreement shall be interpreted to avoid any penalty sanctions under Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended.  If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed.  For purposes of Section 409A, (i) all payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” within the meaning of such term under Section 409A, (ii) each payment made under this Agreement shall be treated as a separate payment and (iii) the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments.  In no event shall Employee, directly or indirectly, designate the calendar year of payment.

(b) All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during Employee’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c) Notwithstanding any provision in this Agreement to the contrary, if, at the time of Employee’s separation from service with the Company, the Company has securities which are publicly traded on an established securities market, Employee is a “specified employee” (as defined in Section 409A) and it is necessary to postpone the commencement of any severance payments otherwise payable pursuant to this Agreement as a result of such separation from service to prevent any accelerated or additional tax under Section 409A, then the Company will postpone the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Employee) that are not otherwise exempt from Section 409A until the first payroll date that occurs after the date that is six (6) months following Employee’s separation from service with the Company (as determined under Section 409A).  If any payments are postponed pursuant to this Section 15(c), then such postponed amounts will be paid in a lump sum to Employee on the first payroll date that occurs after the date that is six (6) months following Employee’s separation from service with the Company.  If Employee dies during the postponement period prior to the payment of any postponed amount, such amount shall be paid to the personal representative of Employee’s estate within sixty (60) days after the date of Employee’s death.

[Signature Page Follows]

8

IN WITNESS WHEREOF the parties hereto have executed this Agreement, personally and as corporate officer thereunto duly authorized on the day and year first set forth above.

Employee:	DecisionPoint Systems, Inc.
(The “Company”):

Bryan E. Moss	By:	/s/
Bryan E. Moss		Donald W. Rowley
Chief Financial Officer

9

EXHIBIT A

Date	Annual Base	Signatures of the Company and Employee
	Compensation

December 31, 2010	$240,000	DecisionPoint Systems, Inc.

		By:	/s/
			Donald W. Rowley
			Chief Financial Officer

			Bryan E. Moss
			Employee

10

EXHIBIT B

BONUS

Employee shall be entitled to earn an annual bonus for performance based upon achieving certain levels of profit, more specifically defined as Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”).  For purposes of developing a ‘baseline’ level of EBITDA, the Company will use the initial purchase price multiple of EBITDA of three (3) times, or $1,050,000. This baseline will be utilized for each of the three (3) years of the bonus plan.  EBITDA shall be calculated in accordance with GAAP and in a manner consistent with the calculation used in conjunction with setting the initial purchase price.  Bonus will be calculated annually based on the incremental EBITDA achieved over the baseline times a multiplier.  Said multiplier shall increase annually from the base multiplier of three (3) at the Effective Date by a half a point each year up to the maximum of four and one-half (4.50) times at the end of year 3 of the bonus plan.  Said amount shall then be divided by 25% representing the four periods of the bonus plan for a total of 100% as follows:

25% at the Effective Date

25% for Year 1

25% for Year 2

25% for Year 3

Initials   ________

11

EXHIBIT C
PRIOR INVENTIONS

1.  J.I.T.R. Just In Time Resources
2.  CMAC Software Selection Methodology
3.  CMAC CRP Methodology
4.  CMAC Deals Desk Methodology
5.  CMAC Staffing Methodology
6.  CMAC Sales Commission Methodology

12

Exhibit 10.5

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT  (this “Agreement”) dated as of the Effective Date between SILICON VALLEY BANK, a Calfornia corporation (“ Bank”), and CREATIVE CONCEPTS HOLDING, INC. , a California corporation, CREATIVE  CONCEPTS  SOFTWARE,  INC. ,  a  California  corporation  and  SENTINEL BUSINESS  SYSTEMS,  INC.,  a Connecticut corporation (jointly and severally, the “ Borrower”), provides the terms on which Bank shall lend to Borrower and Borrower shall repay Bank. The parties agree as follows:

1           ACCOUNTING AND OTHER TERMS

Accounting terms not defined in this Agreement shall be construed following GAAP.  Calculations and determinations must be made following GAAP.  Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 13. All other terms contained in this Agreement, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein.

2           LOAN AND TERMS OF PAYMENT

2.1             Promise to Pay.  Borrower hereby unconditionally promises to pay Bank the outstanding principal amount of all Credit Extensions and accrued and unpaid interest thereon as and when due in accordance with this Agreement.

2.1.1          Revolving Advances.

(a)           Availability .  Subject to the terms and conditions of this Agreement and to deduction of Reserves, Bank will make Advances to Borrower up to an amount (“Net Borrowing Availability ”) not to exceed the lesser of:  (a) the Revolving Line; or (b) the amounts available under the Borrowing Base.

(b)            Streamline Period.  [omitted]

(c)           Termination; Repayment. The Revolving Line terminates on the Revolving Line Maturity Date, when the principal amount of all Advances, the unpaid interest thereon, and all other Obligations relating to the Revolving Line shall be immediately due and payable.

2.1.2          Letters of Credit Sublimit.

(a)           As part of the Revolving Line, Bank shall issue or have issued Letters of Credit for Borrower’s account. The face amount of outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit and any Letter of Credit Reserve) may not exceed the Availability Amount. Such aggregate amounts utilized hereunder shall at all times reduce the amount otherwise available for Advances under the Revolving Line. If, on the Revolving Maturity Date, there are any outstanding Letters of Credit, then on such date Borrower shall provide to Bank cash collateral in an amount equal to 105% of the face amount of all such Letters of Credit plus all interest, fees, and costs due or to become due in connection therewith (as estimated by Bank in its good faith business judgment), to secure all of the Obligations relating to said Letters of Credit. All Letters of Credit shall be in form and substance acceptable to Bank in its sole discretion and shall be subject to the terms and conditions of Bank’s standard Application and Letter of Credit Agreement (the “Letter of Credit Application ”). Borrower agrees to execute any further documentation in connection with the Letters of Credit as Bank may reasonably request. Borrower further agrees to be bound by the regulations and interpretations of the issuer of any Letters of Credit guarantied by Bank and opened for Borrower’s account or by Bank’s interpretations of any Letter of Credit issued by Bank for Borrower’s account, and Borrower understands and agrees that Bank shall not be liable for any error, negligence, or mistake, whether of omission or commission, in following Borrower’s instructions or those contained in the Letters of Credit or any modifications, amendments, or supplements thereto.

(b)          The obligation of Borrower to immediately reimburse Bank for drawings made under Letters of Credit shall be absolute, unconditional, and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement, such Letters of Credit, and the Letter of Credit Application.

(c)           Borrower may request that Bank issue a Letter of Credit payable in a Foreign Currency.  If a demand for payment is made under any such Letter of Credit, Bank shall treat such demand as an Advance to Borrower of the equivalent of the amount thereof (plus fees and charges in connection therewith such as wire, cable, SWIFT or similar charges) in Dollars at the then-prevailing rate of exchange in San Francisco, California, for sales of the Foreign Currency for transfer to the country issuing such Foreign Currency.

(d)          To guard against fluctuations in currency exchange rates, upon the issuance of any Letter of Credit payable in a Foreign Currency, Bank shall create a reserve (the “ Letter of Credit Reserve”) under the Revolving Line in an amount equal to ten percent (10%) of the face amount of such Letter of Credit. The amount of the Letter of Credit Reserve may be adjusted by Bank from time to time to account for fluctuations in the exchange rate. The availability of funds under the Revolving Line shall be reduced by the amount of such Letter of Credit Reserve for as long as such Letter of Credit remains outstanding.

2.1.3 Foreign Exchange Sublimit. As part of the Revolving Line, Borrower may enter into foreign exchange contracts with Bank under which Borrower commits to purchase from or sell to Bank a specific amount of Foreign Currency (each, a “FX Forward Contract”) on a specified date (the “Settlement Date”).  FX Forward Contracts shall have a Settlement Date of at least one (1) FX Business Day after the contract date and shall be subject to a reserve of ten percent (10%) of each outstanding FX Forward Contract in a maximum aggregate amount equal to $500,000 (the “FX Reserve”). The aggregate amount of FX Forward Contracts at any one time may not exceed ten (10) times the amount of the FX Reserve.

2.1.4 Cash Management Services Sublimit.  Borrower may use up to $500,000 (the “Cash Management Services Sublimit”) of the Revolving Line for Bank’s cash management services which may include merchant services, direct deposit of payroll, business credit card, and check cashing services identified in Bank’s various cash management services agreements (collectively, the “ Cash Management Services”). Any amounts Bank pays on behalf of Borrower or any amounts that are not paid by Borrower for any Cash Management Services will be treated as Advances under the Revolving Line and will accrue interest at the interest rate applicable to Advances.

2.1.5 Overall Aggregate Sublimit.  In no event shall the total amount of (i) outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit and any Letter of Credit Reserve), and (ii) the FX Reserve, and (iii) the amount  of  the  Revolving  Line  utilized  for  Cash  Management  Services,  at  any  time  exceed  $500,000  in  the aggregate.

2.1.6           Term Loan I.

(a)            Availability.  Bank shall make one (1) term loan (“Term Loan I”) available to Borrower in an amount up to $1,500,000 on the Effective Date subject to the satisfaction of the terms and conditions of this Agreement. Notwithstanding anything herein to the contrary, an amount equal to one hundred percent (100%) of the outstanding principal balance of Term Loan I shall be reserved against the Net Borrowing Availability under the Revolving Line which would otherwise be available to Borrower (the “Term Loan I Reserve”).

(b)           Repayment.  Borrower shall repay Term Loan I as follows:  (i) for the first six months after the Funding Date occurs, interest only at the rate provided for herein, and (ii) thereafter, in thirty (30) equal installments of principal plus monthly payments of accrued interest (the “Term Loan I Payment ”).  Beginning on the first day of the month following the month in which the Funding Date occurs, each Term Loan I Payment shall be payable on the first day of each month.  Borrower’s final Term Loan I Payment, due on the Term Loan I Maturity Date, shall include all outstanding principal and accrued and unpaid interest under Term Loan I.

2.1.7           Term Loan II.

(a)           Availability .  Bank shall make one (1) term loan (“Term Loan II”) available to Borrower in an amount up to $2,000,000, which will be available in one single draw from the Effective Date through the six month anniversary of the Effective Date, subject to the satisfaction of the terms and conditions of this Agreement.  Notwithstanding anything herein to the contrary, an amount equal to one hundred percent (100%) of the outstanding principal balance of Term Loan II shall be reserved against the Net Borrowing Availability under the Revolving Line which would otherwise be available to Borrower (the “Term Loan II Reserve”).

(b)           Repayment.  Borrower shall repay Term Loan II as follows:  (i) for the first six months after the Funding Date occurs, interest only at the rate provided for herein, and (ii) thereafter, in thirty (30) equal installments of principal plus monthly payments of accrued interest (the “Term Loan II Payment ”). Beginning on the first day of the month following the month in which the Funding Date occurs, each Term Loan II Payment shall be payable on the first day of each month.  Borrower’s final Term Loan II Payment, due on the Term Loan II Maturity Date, shall include all outstanding principal and accrued and unpaid interest under Term Loan II.

2.2 Overadvances.  If at any time or for any reason the total of all outstanding Advances and all other monetary Obligations exceeds Net Borrowing Availability (an “ Overadvance”), Borrower shall immediately pay the amount of the excess to Bank, without notice or demand. Without limiting Borrower’s obligation to repay to Bank the amount of any Overadvance, Borrower agrees to pay Bank interest on the outstanding amount of any Overadvance, on demand, at the Default Rate.

2.3 Payment of Interest on the Credit Extensions.

(a)            Interest Rate;

(i)           Advances.  Subject to Section 2.3(b), the amounts outstanding under the Revolving Line shall accrue interest at a per annum rate equal to 2.5 percentage points above the Prime Rate; provided, however, after Borrower achieves, if ever, two consecutive fiscal quarters (beginning with any fiscal quarter ending after the Effective Date) of profitability, then the amounts outstanding under the Revolving Line shall accrue interest at a per annum rate equal to 1.75 percentage points above the Prime Rate.

(ii)           Term Loan.  Subject to Section 2.3(b), the principal amount outstanding under Term Loan I shall accrue interest at a per annum rate equal to 2.5 percentage points above the Prime Rate; provided, however, after Borrower achieves, if ever, two consecutive fiscal quarters (beginning with any fiscal quarter ending after the Effective Date) of profitability, then the amounts outstanding under the Revolving Line shall accrue interest at a per annum rate equal to 1.75 percentage points above the Prime Rate.

(iii)           Term Loan II .  Subject to Section 2.3(b), the principal amount outstanding under Term Loan II shall accrue interest at a per annum rate equal to 2.5 percentage points above the Prime Rate; provided, however, after Borrower achieves, if ever, two consecutive fiscal quarters (beginning with any fiscal quarter ending after the Effective Date) of profitability, then the amounts outstanding under the Revolving Line shall accrue interest at a per annum rate equal to 1.75 percentage points above the Prime Rate.

(b)           Default Rate. Immediately upon the occurrence and during the continuance of an Event of Default, Obligations shall bear interest at a rate per annum which is five percentage points above the rate effective immediately before the Event of Default (the “Default Rate”).  Payment or acceptance of the increased interest rate provided in this Section 2.3(b) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Bank.

(c)           Adjustment to Interest Rate. Changes to the interest rate of any Credit Extension based on changes to the Prime Rate shall be effective on the effective date of any change to the Prime Rate and to the extent of any such change.

(d)           360-Day Year.  Interest shall be computed on the basis of a 360-day year for the actual number of days elapsed.

(e)           Debit of Accounts.  Bank may debit any of Borrower’s deposit accounts, including the Designated Deposit Account, for principal and interest payments or any other amounts Borrower owes Bank when due. These debits shall not constitute a set-off.

(f)            Minimum Monthly Interest.  [omitted]

(g)           Payment; Interest Computation; Float Charge.  Interest is payable monthly on the last calendar day of each month.  In computing interest on the Obligations, all Payments received after 12:00 p.m. Pacific time on any day shall be deemed received on the next Business Day. In addition, so long as any principal or interest with respect to any Credit Extension remains outstanding, Bank shall be entitled to charge Borrower a “float” charge in an amount equal to three (3) Business Days interest, at the interest rate applicable to the Advances, on all Payments received by Bank.  Said float charge is not included in interest for purposes of computing Minimum Monthly Interest (if any) under this Agreement. The float charge for each month shall be payable on the last day of the month.  Bank shall not, however, be required to credit Borrower's account for the amount of any item of payment which is unsatisfactory to Bank in its good faith business judgment, and Bank may charge Borrower's Designated Deposit Account for the amount of any item of payment which is returned to Bank unpaid.

2.4           Fees.  Borrower shall pay to Bank:

(a)           Commitment Fee. A fully earned, non-refundable commitment fee of $48,750, on the Effective Date; and

(b)           Letter of Credit Fee.  Bank’s customary fees and expenses for the issuance or renewal of Letters of Credit, upon the issuance or renewal of such Letter of Credit by Bank; and

(c)           Termination Fee.  Subject to the terms of Section 4.1, a termination fee; and

(d)           Unused Revolving Line Facility Fee. A fee (the “ Unused Revolving Line Facility Fee”), which fee shall be paid monthly, in arrears, on a calendar year basis, in an amount equal to 0.25% per annum of the average unused portion of the Revolving Line, as determined by Bank.  Borrower shall not be entitled to any credit, rebate or repayment of any Unused Revolving Line Facility Fee previously earned by Bank pursuant to this Section notwithstanding any termination of the within Agreement, or suspension or termination of Bank’s obligation to make loans and advances hereunder, including during any Streamline Period; and

(e)           Collateral Monitoring Fee. A monthly collateral monitoring fee of $2,000, payable in arrears on the last day of each month (prorated for any partial month at the beginning and upon termination of this Agreement); and

(f)            Bank Expenses. All Bank Expenses (including reasonable attorneys’ fees and expenses, and expenses for documentation and negotiation of this Agreement) incurred through and after the Effective Date, when due; and

(g)           Anniversary Fee. A fully earned, non-refundable commitment fee of $48,750, on the first anniversary of the Effective Date.

3           CONDITIONS OF LOANS

3.1 Conditions Precedent to Initial Credit Extension.  Bank’s obligation to make the initial Credit Extension is subject to the condition precedent that Bank shall have received, in form and substance satisfactory to Bank, such documents,  and  completion  of  such  other  matters,  as  Bank  may  reasonably  deem  necessary  or  appropriate, including, without limitation:

(a)           Borrower shall have delivered duly executed original signatures to the Loan Documents to which it is a party;

(b)           Borrower shall have delivered duly executed original signatures to the Control Agreements;

(c)           Borrower shall have delivered its Operating Documents and a good standing certificate of Borrower certified by the Secretary of State of the State of California (Creative Concepts Holding, Inc. and Creative Concepts Software, Inc.) and the State of Connecticut (Sentinel Business Systems, Inc.) as of a date no earlier than thirty (30) days prior to the Effective Date;

(d)           Borrower shall have delivered duly executed original signatures to the completed Borrowing Resolutions for Borrower;

(e)           Borrower shall have delivered a Payment Agreement from Comerica Bank;

(f)            Borrower shall have delivered evidence that (i) the Liens securing Indebtedness owed by Borrower to Comerica Bank will be terminated and (ii) the documents and/or filings evidencing the perfection of such Liens, including without limitation any financing statements and/or control agreements, have or will, concurrently with the initial Credit Extension, be terminated.

(g)           Bank shall have received certified copies, dated as of a recent date, of financing statement searches, as Bank shall request, accompanied by written evidence (including any UCC termination statements) that the Liens indicated in any such financing statements either constitute Permitted Liens or have been or, in connection with the initial Credit Extension, will be terminated or released;

(h)           Borrower shall have delivered the Perfection Certificate(s) executed by Borrower and Guarantor; hereof; and

(i)            Borrower shall have delivered the insurance policies and/or endorsements required pursuant to Section 6.5

(j)            Borrower shall have paid the fees and Bank Expenses then due as specified in Section 2.4 hereof.

3.2 Conditions Precedent to all Credit Extensions.  Bank’s obligations to make each Credit Extension, including the initial Credit Extension, is subject to the following:

(a)           except as otherwise provided in Section 3.4(a), timely receipt of an executed Payment/Advance Form;

(b)          the representations and warranties in Section 5 shall be true in all material respects on the date of the Payment/Advance Form and on the Funding Date of each Credit Extension; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, and no Default or Event of Default shall have occurred and be continuing or result from the Credit  Extension.  Each  Credit  Extension  is  Borrower’s  representation  and  warranty  on  that  date  that  the  representations  and warranties in Section 5 remain true in all material respects; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date; and

(c)           in Bank’s sole discretion, there has not been a Material Adverse Change.

3.3            Covenant to Deliver.

Borrower agrees to deliver to Bank each item required to be delivered to Bank under this Agreement as a condition to any Credit Extension.  Borrower expressly agrees that the extension of a Credit Extension prior to the receipt by Bank of any such item shall not constitute a waiver by Bank of Borrower’s obligation to deliver such item, and any such extension in the absence of a required item shall be in Bank’s sole discretion.

3.4            Procedures for Borrowing.  Subject to the prior satisfaction of all other applicable conditions to the making of an Advance set forth in this Agreement, to obtain an Advance, Borrower shall notify Bank (which notice shall be irrevocable) by electronic mail, facsimile, or telephone by 12:00 p.m. Pacific time on the Funding Date of the Advance. Together with such notification, Borrower must promptly deliver to Bank by electronic mail or facsimile a completed Transaction Report executed by a Responsible Officer or his or her designee.  Bank shall credit Advances to the Designated Deposit Account.  Bank may make Advances under this Agreement based on instructions from a Responsible Officer or his or her designee or without instructions if the Advances are necessary to meet Obligations which have become due.  Bank may rely on any telephone notice given by a person whom Bank believes is a Responsible Officer or designee.

4           CREATION OF SECURITY INTEREST

4.1            Grant of Security Interest.  Borrower hereby grants Bank, to secure the payment and performance in full of all of the Obligations, a continuing security interest in, and pledges to Bank, the Collateral, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof.  Borrower represents, warrants, and covenants that the security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral (subject only to Permitted Liens that may have superior priority to Bank’s Lien under this Agreement).  If Borrower shall acquire a commercial tort claim, Borrower shall promptly notify Bank in a writing signed by Borrower of the general details thereof and grant to Bank in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance reasonably satisfactory to Bank.

This Agreement may be terminated prior to the Revolving Maturity Date by Borrower, effective three (3) Business Days after written notice of termination is given to Bank or if Bank’s obligation to fund Credit Extensions terminates pursuant to the terms of Section 2.1.1(c).  Notwithstanding any such termination, Bank’s lien and security interest in the Collateral shall continue until Borrower fully satisfies its Obligations.  If such termination is at Borrower’s election or at Bank’s election due to the occurrence and continuance of an Event of Default, Borrower shall pay to Bank, in addition to the payment of any other expenses or fees then-owing, a termination fee in an amount equal to  2.0% of the Maximum Dollar Amount if termination occurs on or before the first anniversary of the Effective Date, and 1.0% of the Maximum Dollar Amount if termination occurs after the first anniversary of the Effective Date; provided that no termination fee shall be charged if the credit facility hereunder is replaced with a new facility from another division of Silicon Valley Bank.  Upon payment in full of the Obligations and at such time as Bank’s obligation to make Credit Extensions has terminated, Bank shall release its liens and security interests in the Collateral and all rights therein shall revert to Borrower.

4.2            Authorization to File Financing Statements.  Borrower hereby authorizes Bank to file financing statements, without notice to Borrower, with all appropriate jurisdictions to perfect or protect Bank’s interest or rights hereunder, including a notice that any disposition of the Collateral, by either Borrower or any other Person, shall be deemed to violate the rights of Bank under the Code.

5           REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants as follows:

5.1 Due Organization and Authorization. Borrower and each of its Subsidiaries are duly existing and in good standing in their respective jurisdictions of formation and are qualified and licensed to do business and are in good standing in any jurisdiction in which the conduct of their business or their ownership of property requires that they be qualified except where the failure to do so could not reasonably be expected to have a Material Adverse Change. In connection with this Agreement, Borrower has delivered to Bank a completed certificate signed by Borrower and Guarantor, respectively, entitled “Perfection Certificate”. Borrower represents and warrants to Bank that (a) Borrower’s exact legal name is that indicated on the Perfection Certificate and on the signature page hereof; (b) Borrower is an organization of the type and is organized in the jurisdiction set forth in the Perfection Certificate; (c) the Perfection Certificate accurately sets forth Borrower’s organizational identification number or accurately states that Borrower has none; (d) the Perfection Certificate accurately sets forth Borrower’s place of business, or, if more than one, its chief executive office as well as Borrower’s mailing address (if different than its chief executive office); (e) Borrower (and each of its predecessors) has not, in the past five (5) years, changed its jurisdiction of formation, organizational structure or type, or any organizational number assigned by its jurisdiction; and (f) all other information set forth on the Perfection Certificate pertaining to Borrower and each of its Subsidiaries is accurate and complete. If Borrower is not now a Registered Organization but later becomes one, Borrower shall promptly notify Bank of such occurrence and provide Bank with Borrower’s organizational identification number.

The execution, delivery and performance of the Loan Documents have been duly authorized, and do not conflict with Borrower’s  organizational  documents,  nor  constitute  an  event  of  default  under  any  material  agreement  by  which  Borrower  is bound. Borrower is not in default under any agreement to which it is a party or by which it is bound in which the default could reasonably be expected to cause a Material Adverse Change.

5.2            Collateral.  Borrower has good title to the Collateral, free of Liens except Permitted Liens.  Borrower has no deposit account other than the deposit accounts with Bank and deposit accounts described in the Perfection Certificate delivered to Bank in connection herewith.

The Collateral is not in the possession of any third party bailee (such as a warehouse).  Except as hereafter disclosed to Bank in writing by Borrower, none of the components of the Collateral shall be maintained at locations other than as provided in the Perfection Certificate. In the event that Borrower, after the date hereof, intends to store or otherwise deliver any portion of the Collateral to a bailee, then Borrower will first receive the written consent of Bank and such bailee must acknowledge in writing that the bailee is holding such Collateral for the benefit of Bank.

All Inventory is in all material respects of good and marketable quality, free from material defects.

5.3            Accounts Receivable.

(a)             For each Account with respect to which Advances are requested, on the date each Advance is requested and made, such Account shall be an Eligible Account, set forth in Section 13 below.

(b)            All statements made and all unpaid balances appearing in all invoices, instruments and other documents evidencing the Accounts are and shall be true and correct and all such invoices, instruments and other documents, and all of Borrower's Books are genuine and in all respects what they purport to be. All sales and other transactions underlying or giving rise to each Account shall comply in all material respects with all applicable laws and governmental rules and regulations. Borrower has and will have no knowledge of any actual or imminent Insolvency Proceeding of any Account Debtor whose accounts are shown as Eligible Accounts in any Transaction Report. To the best of Borrower’s knowledge, all signatures and endorsements on all documents, instruments, and agreements relating to all Accounts are and will be genuine, and all such documents, instruments and agreements are and will be legally enforceable in accordance with their terms.

5.4            Litigation. There are no actions or proceedings pending or, to the knowledge of the Responsible Officers, threatened in writing by or against Borrower or any of its Subsidiaries involving more than $50,000.

5.5            No Material Deviation in Financial Statements. All consolidated financial statements for Borrower and any of its Subsidiaries delivered to Bank fairly present in all material respects Borrower’s consolidated financial condition and Borrower’s consolidated results of operations. There has not been any material deterioration in Borrower’s consolidated financial condition since the date of the most recent financial statements submitted to Bank.

5.6            Solvency. Borrower is able to pay its debts (including trade debts) as they mature.

5.7            Regulatory Compliance.  Borrower is not an “investment company” or a company “controlled” by an “investment company” under the Investment Company Act.  Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations T and U of the Federal Reserve Board of Governors).  Borrower has complied in all material respects with the Federal Fair Labor Standards Act.  Borrower has not violated any laws, ordinances or rules, the violation of which could reasonably be expected to cause a Material Adverse Change.  None of Borrower’s or any of its Subsidiaries’ properties or assets has been used by Borrower or any Subsidiary or, to the best of Borrower’s knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance other than legally.  Borrower and each of its Subsidiaries have obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all government authorities that are necessary to continue its business as currently conducted.

5.8            Subsidiaries;  Investments.  Borrower  does  not  have  any  Subsidiaries,  other  than  Subsidiaries  that  are co-Borrowers or are organized with the prior written consent of Bank, and does not own any stock, partnership interest or other equity securities in any other Person, except for Permitted Investments.

5.9 Tax Returns and Payments; Pension Contributions . Borrower has timely filed all required tax returns and reports, and Borrower has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower. Borrower may defer payment of any contested taxes, provided that Borrower (a) in good faith contests its obligation to pay the taxes by appropriate proceedings promptly and diligently instituted and conducted, (b) notifies Bank in writing of the commencement of, and any material development in, the proceedings, (c) posts bonds or takes any other steps required to prevent the governmental authority levying such contested taxes from obtaining a Lien upon any of the Collateral that is other than a “Permitted Lien”. Borrower is unaware of any claims or adjustments proposed for any of Borrower's prior tax years which could result in additional taxes becoming due and payable by Borrower. Borrower has paid all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms, and Borrower has not withdrawn from participation in, and has not permitted partial or complete termination of, or permitted the occurrence of any other event with respect to, any such plan which could reasonably be expected to result in any liability of Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency.

5.10           Use of Proceeds.  Borrower shall use the proceeds of the Credit Extensions solely as working capital, and to fund its general business requirements and not for personal, family, household or agricultural purposes.

5.11           Full Disclosure.  No written representation, warranty or other statement of Borrower in any certificate or written statement given to Bank, as of the date such representations, warranties, or other statements were made, taken together with all such written certificates and written statements given to Bank, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading (it being recognized by Bank that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

A6 FFIRMATIVE COVENANTS

Borrower shall do all of the following:

6.1            Government Compliance.  Maintain its and all its Subsidiaries’ legal existence and good standing in their respective jurisdictions of formation and maintain qualification in each jurisdiction in which the failure to so qualify would reasonably be expected to cause a Material Adverse Change.  Borrower shall comply, and have each Subsidiary comply, with all laws, ordinances and regulations to which it is subject, noncompliance with which could reasonably be expected to cause a Material Adverse Change.

6.2            Financial Statements, Reports, Certificates.

(a)               Borrower shall provide Bank with the following:

(i)               a Transaction Report (in the form attached hereto as Exhibit F) weekly and at the time of each request for an Advance; provided, however, within fifteen (15) days of the end of each month for which the outstanding principal balance of Advances under the Revolving Line was $0.00 throughout the entire month;

(ii)              within fifteen (15) days after the end of each month,

(A)monthly accounts receivable agings, aged by invoice date,

(B)              monthly accounts payable agings, aged by invoice date, and outstanding or held check registers, if any,

(C)              monthly reconciliations of accounts receivable agings (aged by invoice date), transaction reports, and general ledger,

(D)              monthly customer deposit schedule,

(E)               monthly Deferred Revenue report;

(iii)              as soon as available, and in any event within forty-five (45) days after the end of each month, monthly unaudited financial statements;

(iv)             within forty-five (45) days after the end of each month a monthly Compliance Certificate (in the form attached hereto as Exhibit E) signed by a Responsible Officer, certifying that as of the end of such month, Borrower was in full compliance with all of the terms and conditions of this Agreement, and setting forth calculations showing compliance with the financial covenants set forth in this Agreement and such other information as Bank shall reasonably request, including, without limitation, a statement that at the end of such month there were no held checks;

(v)            [omitted];

(vi)           within forty-five (45) days prior to the end of each fiscal year of Borrower, (A) annual operating budgets (including income statements, balance sheets and cash flow statements, by month) for the upcoming fiscal year of Borrower, and (B) annual financial projections for the following fiscal year (on a quarterly basis) as approved by Borrower’s board of directors, together with any related business forecasts used in the preparation of such annual financial projections; and

(vii)        as soon as available, and in any event within 180 days following the end of Borrower's fiscal year, annual financial statements certified by, and with an unqualified opinion of, independent certified public accountants acceptable to Bank.

(b)          At all times that Borrower is subject to the reporting requirements under the Securities Exchange Act of 1934, as amended, within five (5) days after filing, all reports on Form 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission or a link thereto on Borrower’s or another website on the Internet.

(c)          Prompt written notice of (i) any material change in the composition of the Intellectual Property, (ii) the registration of any Copyright, including any subsequent ownership right of Borrower in or to any Copyright, Patent or Trademark not previously disclosed to Bank, or (iii) Borrower’s knowledge of an event that materially adversely affects the value of the Intellectual Property.

6.3            Accounts Receivable.

(a)           Schedules and Documents Relating to Accounts. Borrower shall deliver to Bank transaction reports and schedules of collections, as provided in Section 6.2, on Bank’s standard forms; provided, however, that Borrower’s failure to execute and deliver the same shall not affect or limit Bank’s Lien and other rights in all of Borrower’s Accounts, nor shall Bank’s failure to advance or lend against a specific Account affect or limit Bank’s Lien and other rights therein.  If requested by Bank, Borrower shall furnish Bank with copies (or, at Bank’s request, originals) of all contracts, orders, invoices, and other similar documents, and all shipping instructions, delivery receipts, bills of lading, and other evidence of delivery, for any goods the sale or disposition of which gave rise to such Accounts.  In addition, Borrower shall deliver to Bank, on its request, the originals of all instruments, chattel paper, security agreements, guarantees and other documents and property evidencing or securing any Accounts, in the same form as received, with all necessary endorsements, and copies of all credit memos.

(b)           Disputes.  Borrower shall promptly notify Bank of all disputes or claims relating to Accounts.  Borrower may forgive (completely or partially), compromise, or settle any Account for less than payment in full, or agree to do any of the foregoing so long as (i) Borrower does so in good faith, in a commercially reasonable manner, in the ordinary course of business, in arm’s-length transactions, and reports the same to Bank in the regular reports provided to Bank; and (ii) no Default or Event of Default has occurred and is continuing; and (iii) after taking into account all such discounts, settlements and forgiveness, the total outstanding Advances will not exceed the lesser of the Revolving Line or the Borrowing Base.

(c)           Collection of Accounts.  Borrower shall have the right to collect all Accounts, unless and until a Default or an Event of Default has occurred and is continuing. Whether or not an Event of Default has occurred and is continuing, Borrower shall hold all payments on, and proceeds of, Accounts in trust for Bank, and Borrower shall immediately deliver all such payments and proceeds to Bank in their original form, duly endorsed, to be applied to the Obligations pursuant to the terms of Section 9.4 hereof.  Bank may, in its good faith business judgment, require that all proceeds of Accounts be deposited by Borrower into a lockbox account, or such other “blocked account” as Bank may specify, pursuant to a blocked account agreement in such form as Bank may specify in its good faith business judgment.

(d)           Returns.  Provided no Event of Default has occurred and is continuing, if any Account Debtor returns any Inventory to Borrower, Borrower shall promptly (i) determine the reason for such return, (ii) issue a credit memorandum to the Account Debtor in the appropriate amount, and (iii) provide a copy of such credit memorandum to Bank, upon request from Bank.  In the event any attempted return occurs after the occurrence and during the continuance of any Event of Default, Borrower shall hold the returned Inventory in trust for Bank, and immediately notify Bank of the return of the Inventory.

(e)            Verification .  Bank may, from time to time, verify directly with the respective Account Debtors the validity, amount and other matters relating to the Accounts, either in the name of Borrower or Bank or such other name as Bank may choose.

(f)           No Liability.  Bank shall not be responsible or liable for any shortage or discrepancy in, damage to, or loss or destruction of, any goods, the sale or other disposition of which gives rise to an Account, or for any error, act, omission, or delay of any kind occurring in the settlement, failure to settle, collection or failure to collect any Account, or for settling any Account in good faith for less than the full amount thereof, nor shall Bank be deemed to be responsible for any of Borrower's obligations under any contract or agreement giving rise to an Account.  Nothing herein shall, however, relieve Bank from liability for its own gross negligence or willful misconduct.

6.4            Remittance of Proceeds.  Except as otherwise provided in Section 6.3(c), deliver, in kind, all proceeds arising from the disposition of any Collateral to Bank in the original form in which received by Borrower not later than the following Business Day after receipt by Borrower, to be applied to the Obligations pursuant to the terms of Section 9.4 hereof; provided that, if no Default or Event of Default has occurred and is continuing, Borrower shall not be obligated to remit to Bank the proceeds of the sale of worn out or obsolete Equipment disposed of by Borrower in good faith in an arm’s length transaction for an aggregate purchase price of $25,000 or less (for all such transactions in any fiscal year).  Borrower agrees that it will not commingle proceeds of Collateral with any of Borrower’s other funds or property, but will hold such proceeds separate and apart from such other funds and property and in an express trust for Bank.  Nothing in this Section limits the restrictions on disposition of Collateral set forth elsewhere in this Agreement.

6.5           Taxes; Pensions. Timely file all required tax returns and reports and timely pay all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower except for deferred payment of any taxes contested pursuant to the terms of Section 5.9 hereof, and pay all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms.

6.6            Access to Collateral; Books and Records. At reasonable times, on one (1) Business Day’s notice (provided no notice is required if an Event of Default has occurred and is continuing), Bank, or its agents, shall have the right to inspect the Collateral and the right to audit and copy Borrower’s Books. The parties contemplate that such audits will be performed no more frequently than semi-annually, but nothing herein restricts Bank’s right to conduct such audits more frequently if (i) Bank believes that it is advisable to do so in Bank’s good faith business judgment, or (ii) Bank believes in good faith that a Default or Event of Default has occurred. The foregoing inspections and audits shall be at Borrower’s expense, and the charge therefor shall be $750 per person per day (or such higher amount as shall represent Bank’s then-current standard charge for the same), plus reasonable out-of-pocket expenses.  In the event Borrower and Bank schedule an audit more than ten (10) days in advance, and Borrower cancels or seeks to reschedules the audit with less than ten (10) days written notice to Bank, then (without limiting any of Bank’s rights or remedies), Borrower shall pay Bank a fee of $1,000 plus any out-of-pocket expenses incurred by Bank to compensate Bank for the anticipated costs and expenses of the cancellation or rescheduling.

6.7            Insurance.  Keep its business and the Collateral insured for risks and in amounts standard for companies in Borrower’s industry and location and as Bank may reasonably request.  Insurance policies shall be in a form, with companies, and in amounts that are satisfactory to Bank. All property policies shall have a lender’s loss payable endorsement showing Bank as an additional lender loss payee and waive subrogation against Bank, and all liability policies shall show, or have endorsements showing, Bank as an additional insured. All policies (or the loss payable and additional insured endorsements) shall provide that the insurer must give Bank at least twenty (20) days notice before canceling, amending, or declining to renew its policy. At Bank’s request, Borrower shall deliver certified copies of policies and evidence of all premium payments.  Proceeds payable under any policy shall, at Bank’s option, be payable to Bank on account of the Obligations.  Notwithstanding the foregoing, (a) so long as no Event of Default has occurred and is continuing, Borrower shall have the option of applying the proceeds of any casualty policy up to $50,000, in the aggregate, toward the replacement or repair of destroyed or damaged property; provided that any such replaced or repaired property (i) shall be of equal or like value as the replaced or repaired Collateral and (ii) shall be deemed Collateral in which Bank has been granted a first priority security interest, and (b) after the occurrence and during the continuance of an Event of Default, all proceeds payable under such casualty policy shall, at the option of Bank, be payable to Bank on account of the Obligations.  If Borrower fails to obtain insurance as required under this Section 6.7 or to pay any amount or furnish any required proof of payment to third persons and Bank, Bank may make all or part of such payment or obtain such insurance policies required in this Section 6.7, and take any action under the policies Bank deems prudent.

6.8            Operating Accounts.

(a)          Within forty-five (45) days of the Effective Date and all times thereafter, maintain its and its Subsidiaries’ depository and operating accounts and securities accounts with Bank and Bank’s affiliates which accounts shall represent at least 85% of the dollar value of Borrower’s and such Subsidiaries accounts at all financial institutions.

(b)           Provide Bank five (5) days prior written notice before establishing any Collateral Account at or with any bank or financial institution other than Bank or its Affiliates.  In addition, for each Collateral Account that Borrower at any time maintains, Borrower shall cause the applicable bank or financial institution (other than Bank) at or with which any Collateral Account is maintained to execute and deliver a Control Agreement or other appropriate instrument with respect to such Collateral Account to perfect Bank’s Lien in such Collateral Account in accordance with the terms hereunder. The provisions of the previous sentence shall not apply to deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Borrower’s employees and identified to Bank by Borrower as such.

6.9            Financial Covenants.

Borrower shall maintain at all times, to be tested as of the last day of each month, unless otherwise noted, on a consolidated basis:

(a)           Tangible Net Worth . A Tangible Net Worth of at least   <$8,500,000> (“Minimum Tangible Net Worth”).  For the purposes hereof, “< >” denotes a negative number or loss.

6.10          Intellectual Property Rights.  Borrower shall:  (a) protect, defend and maintain the validity and enforceability of its intellectual property; (b) promptly advise Bank in writing of material infringements of its intellectual property; and (c) not allow any intellectual property material to Borrower’s business to be abandoned, forfeited or dedicated to the public without Bank’s written consent.

6.11           Litigation Cooperation.  From the date hereof and continuing through the termination of this Agreement, make available to Bank, without expense to Bank, Borrower and its officers, employees and agents and Borrower's books and records, to the extent that Bank may deem them reasonably necessary to prosecute or defend any third-party suit or proceeding instituted by or against Bank with respect to any Collateral or relating to Borrower.

6.12           [omitted]

6.13          Further Assurances.  Borrower shall execute any further instruments and take further action as Bank reasonably requests to perfect or continue Bank’s Lien in the Collateral or to effect the purposes of this Agreement.

6.14           Subordination of Inside Debt. All present and future indebtedness of Borrower to its officers, directors and shareholders (“Inside Debt”) shall, at all times, be subordinated to the Obligations pursuant to a subordination agreement on Bank’s standard form.  Borrower represents and warrants that there is no Inside Debt presently outstanding.  Prior to incurring any Inside Debt in the future, Borrower shall cause the person to whom such Inside Debt will be owed to execute and deliver to Bank a subordination agreement on Bank’s standard form.

7                NEGATIVE COVENANTS

Borrower shall not do any of the following without Bank’s prior written consent

7.1            Dispositions.  Convey, sell, lease, transfer or otherwise dispose of (collectively, “ Transfer ”), or permit any of its Subsidiaries to Transfer, all or any part of its business or property, except for (a) Transfers of Inventory in the ordinary course of business; (b) Transfers of worn-out or obsolete Equipment; and (c) Transfers consisting of Permitted Liens and Permitted Investments; and (d) Transfers of non-exclusive licenses for the use of the property of Borrower or its Subsidiaries in the ordinary course of business.

7.2            Changes in Business, Management, Ownership, or Business Locations.

(a)           Engage in or permit any of its Subsidiaries to engage in any business other than the businesses currently engaged in by Borrower and such Subsidiary, as applicable, or reasonably related thereto;

(b)            liquidate or dissolve; or

(c)            permit  a  change  in  the  record  or  beneficial  ownership  of  an  aggregate  of  more  than  20%  of  the outstanding shares of stock of Borrower, in one or more transactions, compared to the ownership of outstanding shares of stock of Borrower in effect on the date hereof (other than by the sale of Borrower’s equity securities in a public offering or to venture capital investors so long as Borrower identifies to Bank the venture capital investors prior to the closing of the transaction); or

(d)           without at least thirty (30) days prior written notice to Bank: (1) add any new offices or business locations, including warehouses (unless such new offices or business locations contain assets and property of Borrower with an aggregate value of less than $100,000), (2) change its jurisdiction of organization, (3) change its organizational structure or type, (4) change its legal name, or (5) change its organizational number (if any) assigned by its jurisdiction of organization.

7.3            Mergers or Acquisitions .  Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another  Person,  except  that  a Subsidiary  of  Borrower  may merge  or  consolidate  into  another  Subsidiary  of  Borrower  or  into Borrower.  Creative Concepts Holding, Inc. (“CCH”) has advised Bank that CCH intends to acquire all of the outstanding capital stock of Aware Interweave, Inc. (“AI”) for the aggregate purchase price of $3,000,000 (the “Merger”).  Bank hereby consents to the Merger on the terms previously disclosed to Bank in writing; provided, however, Bank reserves its rights to require that AI be made a co-Borrower under this Agreement or a secured Guarantor, as determined by Bank in its discretion, and CCH shall cause AI to execute all such documents required by Bank in conjunction therewith.

7.4            Indebtedness.  Create, incur, assume, or be liable for any Indebtedness, or permit any Subsidiary to do so, other than Permitted Indebtedness.

7.5            Encumbrance.  Create, incur, or allow any Lien on any of its property or assets, or assign or convey any right to receive income, including the sale of any Accounts, or permit any of its Subsidiaries to do so, except for Permitted Liens, or permit any Collateral not to be subject to the first priority security interest granted herein, or enter into any agreement, document, instrument or other arrangement (except with or in favor of Bank) with any Person which directly or indirectly prohibits or has the effect of prohibiting Borrower or any Subsidiary from assigning, mortgaging, pledging, granting a security interest in or upon, or encumbering any of Borrower’s or any Subsidiary’s intellectual property, except as is otherwise permitted in Section 7.1 hereof and the definition of “Permitted Lien” herein.

7.6            Maintenance of Collateral Accounts.  Maintain any Collateral Account except pursuant to the terms of Section 6.8.(b) hereof.

7.7            Investments; Distributions.  (a) Directly or indirectly make any Investment other than Permitted Investments, or permit any of its Subsidiaries to do so; or (b) pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock, provided that (i) Borrower may convert any of its convertible securities into other securities pursuant to the terms of such convertible securities or otherwise in exchange thereof, (ii) Borrower may pay dividends solely in common stock; and (iii) Borrower may repurchase the stock of former employees or consultants pursuant to stock repurchase agreements so long as no Default or Event of Default has occurred at the time of such repurchase and would not exist after giving effect to such repurchase, provided such repurchase does not exceed in the aggregate of $50,000 per fiscal year.

7.8            Transactions with Affiliates .  Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower, except for transactions that are in the ordinary course of Borrower’s business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm’s length transaction with a non-affiliated Person.

7.9            Subordinated Debt.  (a) Make or permit any payment on any Subordinated Debt, except under the terms of the subordination, intercreditor, or other similar agreement to which such Subordinated Debt is subject, or (b) amend any provision in any document relating to the Subordinated Debt which would increase the amount thereof or the amount of any permitted payments thereunder or adversely affect the subordination thereof to Obligations owed to Bank.

7.10        Compliance.  Become an “investment company” or a company controlled by an “investment company”, under the Investment Company Act of 1940 or undertake as one of its important activities extending credit to purchase or carry margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Credit Extension for that purpose; fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur; fail to comply with the Federal Fair Labor Standards Act or violate any other law or regulation, if the violation could reasonably be expected to cause a Material Adverse Change, or permit any of its Subsidiaries to do so; withdraw or permit any Subsidiary to withdraw from participation in, permit partial or complete termination of, or permit the occurrence of any other event with respect to, any present pension, profit sharing and deferred compensation plan which could reasonably be expected to result in any liability of Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency.

7.11            Negative Pledge Re Intellectual Property.  Borrower agrees as follows (the “Negative Pledge”):

1.         Except for non-exclusive licenses granted by Borrower in the ordinary course of business, Borrower shall not sell, transfer, assign, mortgage, pledge, lease, grant a security interest in, or encumber any of Borrower's Intellectual Property, including, without limitation, the following:

a.         Any and all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret, now or hereafter existing, created, acquired or held (“Copyrights”);

b.         Any and all trade secrets, and any and all intellectual property rights in computer software and computer software products now or hereafter existing, created, acquired or held;

c.         Any and all design rights which may be available to Borrower now or hereafter existing, created, acquired or held;

d.         All patents, patent applications and like protections including, without limitation, improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same, including without limitation the patents and patent applications now or hereafter existing, created, acquired or held (“Patents”);

e.         Any trademark and servicemark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks now or hereafter existing, created, acquired or held (“Trademarks”);

f.          Any mask works or similar rights available for the protection of semiconductor chips, now or hereafter existing, created, acquired or held;

g.         Any and all claims for damages by way of past, present and future infringements of any of the rights included above, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the intellectual property rights identified above;

h.         All licenses or other rights to use any of the Copyrights, Patents or Trademarks, and all license fees and royalties arising from such use to the extent permitted by such license or rights; and

i.          All amendments, extensions, renewals and extensions of any of the Copyrights, Trademarks or Patents; and

j.          All  proceeds  and  products  of  the  foregoing,  including  without  limitation  all  payments  under insurance or any indemnity or warranty payable in respect of any of the foregoing;

2.           It shall be an event of default under the Loan Documents between Borrower and Bank if there is a breach of any term of this Negative Pledge.

8           EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an “Event of Default”) under this Agreement:

8.1            Payment Default.  Borrower fails to (a) make any payment of principal or interest on any Credit Extension on its due date, or (b) pay any other Obligations within three (3) Business Days after such Obligations are due and payable.  During the cure period, the failure to cure the payment default is not an Event of Default (but no Credit Extension will be made during the cure period);

8.2            Covenant Default.

(a)           Borrower fails or neglects to perform any obligation in Sections 6.2, 6.3, 6.4, 6.6, 6.8, or 6.9, or violates any covenant in Section 7; or

(b)           Borrower fails or neglects to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement, any Loan Documents, and as to any default (other than those specified in this Section 8) under such other term, provision, condition, covenant or agreement that can be cured, has failed to cure the default within ten (10) days after the occurrence thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default (but no Credit Extensions shall be made during such cure period).  Grace periods provided under this section shall not apply, among other things, to financial covenants or any other covenants set forth in subsection (a) above;

8.3            Material Adverse Change. A Material Adverse Change occurs;

8.4           Attachment.  (a) Any material portion of Borrower’s assets is attached, seized, levied on, or comes into possession of a trustee or receiver and the attachment, seizure or levy is not removed in ten (10) days; (b) the service of process upon Bank seeking to attach, by trustee or similar process, any funds of Borrower, or any entity under control of Borrower (including a subsidiary) on deposit with Bank; (c) Borrower is enjoined, restrained, or prevented by court order from conducting a material part of its business; (d) a judgment or other claim in excess of $10,000 becomes a Lien on any of Borrower’s assets; or (e) a notice of lien, levy, or assessment is filed against any of Borrower’s assets by any government agency and not paid within ten (10) days after Borrower receives notice. These are not Events of Default if stayed or if a bond is posted pending contest by Borrower within ten days after the date such events occur (but no Credit Extensions shall be made during the cure period);

8.5            Insolvency.  Borrower is unable to pay its debts (including trade debts) as they become due or otherwise becomes insolvent; (b) Borrower begins an Insolvency Proceeding; or (c) an Insolvency Proceeding is begun against Borrower and not dismissed or stayed within thirty (30) days (but no Credit Extensions shall be made while of any of the conditions described in clause (a) exist and/or until any Insolvency Proceeding is dismissed);

8.6            Other Agreements. There is a default in any agreement to which Borrower or any Guarantor is a party with a third party or parties resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount in excess of $50,000 or that could result in a Material Adverse Change with respect to Borrower’s or any Guarantor; provided, however, that the Event of Default under this Section 8.6 caused by the occurrence of a default under such other agreement shall be cured or waived for purposes of this Agreement upon Bank receiving written notice from the party asserting such default of such cure or waiver of the default under such other agreement, if at the time of such cure or waiver under such other agreement (a) Bank has not declared an Event of Default under this Agreement and/or exercised any rights with respect thereto; (b) any such cure or waiver does not result in an Event of Default under any other provision of this Agreement or any Loan Document; and (c) in connection with any such cure or waiver under such other agreement, the terms of any agreement with such third party are not modified or amended in any manner which could in the good faith judgment of Bank be materially less advantageous to Borrower or any Guarantor;

8.7            Judgments. A judgment or judgments for the payment of money in an amount, individually or in the aggregate, of $75,000 or more (not covered by independent third-party insurance) shall be rendered against Borrower and shall remain unsatisfied and unstayed for a period of ten (10) days after the entry thereof (provided that no Credit Extensions will be made prior to the satisfaction or stay of such judgment);

8.8            Misrepresentations.  Borrower or any Person acting for Borrower makes any representation, warranty, or other statement now or later in this Agreement, any Loan Document or in any writing delivered to Bank or to induce Bank to enter this Agreement or any Loan Document, and such representation, warranty, or other statement is incorrect in any material respect when made;

8.9             Subordinated Debt. A default or breach occurs under any agreement between Borrower and any creditor of Borrower that signed a subordination, intercreditor, or other similar agreement with Bank, or any creditor that has signed such an agreement with Bank breaches any terms of such agreement; or

8.10          Guaranty.  (a) Any guaranty of any Obligations terminates or ceases for any reason to be in full force and effect; (b) any Guarantor does not perform any obligation or covenant under any guaranty of the Obligations; (c) any circumstance described in Sections 8.3, 8.4, 8.5, 8.7, or 8.8. occurs with respect to any Guarantor, or (d) the death, liquidation, winding up, or termination of existence of any Guarantor; or (e) (i) a material impairment in the perfection or priority of Bank’s Lien in the collateral provided by Guarantor or in the value of such collateral or (ii) a material adverse change in the general affairs, management, results of operation, condition (financial or otherwise) or the prospect of repayment of the Obligations occurs with respect to any Guarantor.

9               BANK’S RIGHTS AND REMEDIES

9.1            Rights and Remedies.  If an Event of Default has occurred and is continuing, Bank may, without notice or demand, do any or all of the following:

(a)           declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations are immediately due and payable without any action by Bank);

(b)           stop advancing money or extending credit for Borrower’s benefit under this Agreement or under any other agreement between Borrower and Bank;

(c)           demand that Borrower (i) deposit cash with Bank in an amount equal to the aggregate amount of any Letters of Credit remaining undrawn, as collateral security for the repayment of any future drawings under such Letters of Credit, and Borrower shall forthwith deposit and pay such amounts, and (ii) pay in advance all Letter of Credit fees scheduled to be paid or payable over the remaining term of any Letters of Credit;

(d)           terminate any FX Contracts;

(e)           demand payment of, and collect any Accounts and General Intangibles comprising Collateral, settle or adjust disputes and claims directly with Account Debtors for amounts, on terms, and in any order that Bank considers advisable, notify any Account Debtor or other Person owing Borrower money of Bank’s security interest in such funds, verify the amount of the same and collect the same;

(f)           make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security  interest  in  the  Collateral.  Borrower  shall  assemble  the  Collateral  if  Bank  requests  and  make  it  available  as  Bank designates.  Bank may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Borrower grants Bank a license to enter and occupy any of its premises, without charge, to exercise any of Bank’s rights or remedies;

(g)           apply to the Obligations any (i) balances and deposits of Borrower it holds, or (ii) any amount held by Bank owing to or for the credit or the account of Borrower;

(h)           ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral.  Bank is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, Borrower’s labels, patents, copyrights, mask works, rights of use of any name, trade secrets, trade names, trademarks, service marks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Bank’s exercise of its rights under this Section, Borrower’s rights under all licenses and all franchise agreements inure to Bank’s benefit;

(i)            place a “hold” on any account maintained with Bank and/or deliver a notice of exclusive control, any entitlement order, or other directions or instructions pursuant to any Control Agreement or similar agreements providing control of any Collateral;

(j)           demand and receive possession of Borrower’s Books; and

(k)            exercise all rights and remedies available to Bank under the Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

9.2           Power of Attorney . Borrower hereby irrevocably appoints Bank as its lawful attorney-in-fact, exercisable upon the occurrence and during the continuance of an Event of Default, to: (a) endorse Borrower’s name on any checks or other forms of payment or security; (b) sign Borrower’s name on any invoice or bill of lading for any Account or drafts against Account Debtors; (c) settle and adjust disputes and claims about the Accounts directly with Account Debtors, for amounts and on terms Bank determines reasonable; (d) make, settle, and adjust all claims under Borrower’s insurance policies; (e) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (f) transfer the Collateral into the name of Bank or a third party as the Code permits. Borrower hereby appoints Bank as its lawful attorney-in-fact to sign Borrower’s name on any documents necessary to perfect or continue the perfection of any security interest regardless of whether an Event of Default has occurred until all Obligations have been satisfied in full and Bank is under no further obligation to make Credit Extensions hereunder. Bank’s foregoing appointment as Borrower’s attorney in fact, and all of Bank’s rights and powers, coupled with an interest, are irrevocable until all Obligations have been fully repaid and performed and Bank’s obligation to provide Credit Extensions terminates.

9.3            Protective Payments.  If Borrower fails to obtain the insurance called for by Section 6.7 or fails to pay any premium thereon or fails to pay any other amount which Borrower is obligated to pay under this Agreement or any other Loan Document, Bank may obtain such insurance or make such payment, and all amounts so paid by Bank are Bank Expenses and immediately due and payable, bearing interest at the then highest applicable rate, and secured by the Collateral.  Bank will make reasonable efforts to provide Borrower with notice of Bank obtaining such insurance at the time it is obtained or within a reasonable time thereafter.  No payments by Bank are deemed an agreement to make similar payments in the future or Bank’s waiver of any Event of Default.

9.4           Application of Payments and Proceeds. Unless an Event of Default has occurred and is continuing, Bank shall apply any funds in its possession, whether from Borrower account balances, payments, or proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, first, to Bank Expenses, including without limitation, the reasonable costs, expenses, liabilities, obligations and attorneys' fees incurred by Bank in the exercise of its rights under this Agreement; second, to the interest due upon any of the Obligations; and third, to the principal of the Obligations and any applicable fees and other charges, in such order as Bank shall determine in its sole discretion. Any surplus shall be paid to Borrower or other Persons legally entitled thereto; Borrower shall remain liable to Bank for any deficiency.  If an Event of Default has occurred and is continuing, Bank may apply any funds in its possession, whether from Borrower account balances, payments, proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, or otherwise, to the Obligations in such order as Bank shall determine in its sole discretion. Any surplus shall be paid to Borrower or other Persons legally entitled thereto; Borrower shall remain liable to Bank for any deficiency. If Bank, in its good faith business judgment, directly or indirectly enters into a deferred payment or other credit transaction with any purchaser at any sale of Collateral, Bank shall have the option, exercisable at any time, of either reducing the Obligations by the principal amount of the purchase price or deferring the reduction of the Obligations until the actual receipt by Bank of cash therefor.

9.5            Bank’s Liability for Collateral.  So long as Bank complies with reasonable banking practices regarding the safekeeping of the Collateral in the possession or under the control of Bank, Bank shall not be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other Person.  Borrower bears all risk of loss, damage or destruction of the Collateral.

9.6            No Waiver; Remedies Cumulative .  Bank’s failure, at any time or times, to require strict performance by Borrower of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of Bank thereafter to demand strict performance and compliance herewith or therewith.  No waiver hereunder shall be effective unless signed by Bank and then is only effective for the specific instance and purpose for which it is given.  Bank’s rights and remedies under this Agreement and the other Loan Documents are cumulative.  Bank has all rights and remedies provided under the Code, by law, or in equity.  Bank’s exercise of one right or remedy is not an election, and Bank’s waiver of any Event of Default is not a continuing waiver.  Bank’s delay in exercising any remedy is not a waiver, election, or acquiescence.

9.7            Demand Waiver.  Borrower waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Bank on which Borrower is liable.

10           NOTICES

All notices, consents, requests, approvals, demands, or other communication (collectively, “ Communication”), other than Advance requests made pursuant to Section 3.4, by any party to this Agreement or any other Loan Document must be in writing and be delivered or sent by facsimile at the addresses or facsimile numbers listed below.  Bank or Borrower may change its notice address by giving the other party written notice thereof.  Each such Communication shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, registered or certified mail, return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by facsimile transmission (with such facsimile promptly confirmed by delivery of a copy by personal delivery or United States mail as otherwise provided in this Section 10); (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated below. Advance requests made pursuant to Section 3.4 must be in writing and may be in the form of electronic mail, delivered to Bank by Borrower at the e-mail address of Bank provided below and shall be deemed to have been validly served, given, or delivered when sent (with such electronic mail promptly confirmed by delivery of a copy by personal delivery or United States mail as otherwise provided in this Section 10).  Bank or Borrower may change its address, facsimile number, or electronic mail address by giving the other party written notice thereof in accordance with the terms of this Section 10.

If to Borrower:	Creative Concepts Holding, Inc.

Creative Concepts Software, Inc.

Sentinel Business Systems, Inc.

19631 Descartes

Foothill Ranch, CA 92610

Attn:

Fax:

Email:

If to Bank:	Silicon Valley Bank

38 Technology West, Suite 150

Irvine, CA 92618

Attn: Relationship Manager

Fax:

Email:

11           CHOICE OF LAW, VENUE, JURY TRIAL WAIVER AND JUDICIAL REFERENCE.

California law governs the Loan Documents without regard to principles of conflicts of law.  Borrower and Bank each submit to the exclusive jurisdiction of the State and Federal courts in Santa Clara County, California; provided, however, that nothing in this Agreement shall be deemed to operate to preclude Bank from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of Bank.  Borrower expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and Borrower hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court.  Borrower hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to Borrower at the address set forth in Section 10 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of Borrower’s actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND BANK EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT.  EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES’ AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the Santa Clara County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in Santa Clara County, California; and the parties hereby submit to the jurisdiction of such court. The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive. The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers. All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed. If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the Santa Clara County, California Superior Court for such relief. The proceeding before the private judge shall be conducted in the same manner as it would be before a court under the rules of evidence applicable to judicial proceedings. The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings. The private judge shall oversee discovery and may enforce all discovery rules and order applicable to judicial proceedings in the same manner as a trial court judge. The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to the California Code of Civil Procedure § 644(a). Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies. The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.

12           GENERAL PROVISIONS

12.1          Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party.  Borrower may not assign this Agreement or any rights or obligations under it without Bank’s prior written consent (which may be granted or withheld in Bank’s discretion).  Bank has the right, without the consent of or notice to Borrower, to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Bank’s obligations, rights, and benefits under this Agreement and the other Loan Documents.

12.2          Indemnification.  Borrower agrees to indemnify, defend and hold Bank and its directors, officers, employees, agents, attorneys, or any other Person affiliated with or representing Bank harmless against:  (a) all obligations, demands, claims, and liabilities (collectively, “Claims”) asserted by any other party in connection with the transactions contemplated by the Loan Documents; and (b) all losses or Bank Expenses incurred, or paid by Bank from, following, or arising from transactions between Bank and Borrower (including reasonable attorneys’ fees and expenses), except for Claims and/or losses directly caused by Bank’s gross negligence or willful misconduct.

    12.3          Limitation of Actions. Any claim or cause of action by Borrower against Bank, its directors, officers, employees, agents, accountants, attorneys, or any other Person affiliated with or representing Bank based upon, arising from, or relating to this Loan Agreement or any other Loan Document, or any other transaction contemplated hereby or thereby or relating hereto or thereto, or any other matter, cause or thing whatsoever, occurred, done, omitted or suffered to be done by Bank, its directors, officers, employees, agents, accountants or attorneys, shall be barred unless asserted by Borrower by the commencement of an action or proceeding in a court of competent jurisdiction by (a) the filing of a complaint within two years from the earlier of (i) the date any of Borrower’s officers or directors had knowledge of the first act, the occurrence or omission upon which such claim or cause of action, or any part thereof, is based, or (ii) the date this Agreement is terminated, and (b) the service of a summons and complaint on an officer of Bank, or on any other person authorized to accept service on behalf of Bank, within thirty (30) days thereafter.  Borrower agrees that such two-year period is a reasonable and sufficient time for Borrower to investigate and act upon any such claim or cause of action. The two-year period provided herein shall not be waived, tolled, or extended except by the written consent of Bank in its sole discretion. This provision shall survive any termination of this Loan Agreement or any other Loan Document.

12.4          Time of Essence. Time is of the essence for the performance of all Obligations in this Agreement.

12.5          Severability of Provisions.  Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

12.6          Amendments in Writing; Integration. All amendments to this Agreement must be in writing signed by both Bank and Borrower. This Agreement and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Agreement and the Loan Documents merge into this Agreement and the Loan Documents.

12.7          Counterparts. This Agreement may be executed in any number of counterparts and by different parties on  separate  counterparts,  each  of  which,  when  executed  and  delivered,  are  an  original,  and  all  taken  together,  constitute  one Agreement.

12.8          Survival. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all Obligations (other than inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of this Agreement) have been satisfied. The obligation of Borrower in Section 12.2 to indemnify Bank shall survive until the statute of limitations with respect to all claims and causes of action with respect to which indemnity is given to Bank shall have run.

12.9          Confidentiality.  In handling any confidential information, Bank shall exercise the same degree of care that it exercises for its own proprietary information, but disclosure of information may be made: (a) to Bank’s Subsidiaries or Affiliates; (b) to prospective transferees or purchasers of any interest in the Credit Extensions (provided, however, Bank shall use commercially reasonable efforts to obtain such prospective transferee’s or purchaser’s agreement to the terms of this provision); (c) as required by law, regulation, subpoena, or other order; (d) to Bank’s regulators or as otherwise required in connection with Bank’s examination or audit; and (e) as Bank considers appropriate in exercising remedies under this Agreement.  Confidential information does not include information that either: (i) is in the public domain or in Bank’s possession when disclosed to Bank, or becomes part of the public domain after disclosure to Bank; or (ii) is disclosed to Bank by a third party, if Bank does not know that the third party is prohibited from disclosing the information.

12.10        Attorneys’ Fees, Costs and Expenses .  In any action or proceeding between Borrower and Bank arising out of or relating to the Loan Documents, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and other costs and expenses incurred, in addition to any other relief to which it may be entitled.

13           DEFINITIONS

13.1        Definitions. As used in this Agreement, the following terms have the following meanings:

“Account” is any “account” as defined in the Code with such additions to such term as may hereafter be made, and includes, without limitation, all accounts receivable and other sums owing to Borrower.

“Account Debtor” is any “account debtor” as defined in the Code with such additions to such term as may hereafter bemade.

“Advance” or “Advances” means an advance (or advances) under the Revolving Line.

“Affiliate” of any Person is a Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person’s senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person’s managers and members.

“Agreement” is defined in the preamble hereof.

“Availability Amount” is at any time (a) the lesser of (i) the Revolving Line or (ii) the Borrowing Base minus (b) the amount of all outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit) minus (c) an amount equal to the Letter of Credit Reserves, minus (d) the FX Reserve, and minus (e) the outstanding principal balance of any Advances (including any amounts used for Cash Management Services).

“Bank” is defined in the preamble hereof.

“Bank Expenses” are all audit fees and expenses, costs, and expenses (including reasonable attorneys’ fees and expenses) for preparing, negotiating, administering, defending and enforcing the Loan Documents (including, without limitation, those incurred in connection with appeals or Insolvency Proceedings) or otherwise incurred with respect to Borrower.

    “Bankruptcy-Related Defaults” is defined in Section 9.1. “Borrower” is defined in the preamble hereof.

“Borrower’s Books” are all Borrower’s books and records including ledgers, federal and state tax returns, records regarding Borrower’s assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

“Borrowing Base” is 80% of Eligible Accounts, as determined by Bank from Borrower’s most recent Transaction Report; provided, however, that Bank may decrease the foregoing percentages in its good faith business judgment based on events, conditions, contingencies, or risks which, as determined by Bank, may adversely affect Collateral.

“Borrowing Base Certificate” [omitted].

“Borrowing Resolutions” are, with respect to any Person, those resolutions adopted by such Person’s Board of Directors and delivered by such Person to Bank approving the Loan Documents to which such Person is a party and the transactions contemplated thereby, together with a certificate executed by its secretary on behalf of such Person certifying that (a) such Person has the authority to execute, deliver, and perform its obligations under each of the Loan Documents to which it is a party, (b) sets forth the resolutions then in full force and effect authorizing and ratifying the execution, delivery, and performance by such Person of the Loan Documents to which it is a party, (c) the names of the Persons authorized to execute the Loan Documents on behalf of such Person, together with a sample of the true signatures of such Persons, and (d) that Bank may conclusively rely on such certificate unless and until such Person shall have delivered to Bank a further certificate canceling or amending such prior certificate.

“Business Day” is any day that is not a Saturday, Sunday or a day on which Bank is closed.

“Cash Equivalents” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc., (c) Bank’s certificates of deposit issued maturing no more than one (1) year after issue; and (d) money market funds at least ninety-five percent (95%) of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (c) of this definition.

“Cash Management Services” is defined in Section 2.1.4.

“Cash Management Services Sublimit” is defined in Section 2.1.4.

“Code” is the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of California; provided, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Bank’s Lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of California, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes on the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

“Collateral” is any and all properties, rights and assets of Borrower described on Exhibit A. “Collateral Account” is any Deposit Account, Securities Account, or Commodity Account.

“Commodity Account” is any “commodity account” as defined in the Code with such additions to such term as may hereafter be made.

“Communication” is defined in Section 10.

“Compliance Certificate” is that certain certificate in the form attached hereto as Exhibit E.

“Contingent Obligation” is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (b) any obligations for undrawn letters of credit for the account of that Person; and (c) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but “Contingent Obligation” does not include endorsements in the ordinary course of business. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

“Control Agreement” is any control agreement entered into among the depository institution at which Borrower maintains a Deposit Account or the securities intermediary or commodity intermediary at which Borrower maintains a Securities Account or a Commodity account, Borrower, and Bank pursuant to which Bank obtains control (within the meaning of the Code) over such Deposit Account, Securities Account, or Commodity Account.

“Credit Extension” is any Advance, Letter of Credit, FX Forward Contract, amount utilized for Cash Management Services, or any other extension of credit by Bank for Borrower’s benefit.

“Default” means any event which with notice or passage of time or both, would constitute an Event of Default. “Default Rate” is defined in Section 2.3(b).

“Deferred Revenue” is all amounts received or invoiced in advance of performance under contracts and not yet recognized as revenue.

“Deposit Account” is any “deposit account” as defined in the Code with such additions to such term as may hereafter be made.

“Designated Deposit Account” is Borrower’s deposit account, account number ______________, maintained with Bank.

“Dollars,” “dollars” and “$” each mean lawful money of the United States.

“Effective Date” is the date Bank executes this Agreement and as indicated on the signature page hereof.

“Eligible Accounts” are Accounts which arise in the ordinary course of Borrower’s business that meet all Borrower’s representations and warranties in Section 5.3.  Bank reserves the right at any time and from time to time after the Effective Date, to adjust any of the criteria set forth below and to establish new criteria in its good faith business judgment.  Unless Bank agrees otherwise in writing, Eligible Accounts shall not include:

(a)            Accounts for which the Account Debtor has not been invoiced;

(b)            Accounts that the Account Debtor has not paid within ninety (90) days of invoice date;

(c)            Accounts owing from an Account Debtor, fifty percent (50%) or more of whose Accounts have not been paid within ninety (90) days of invoice date;

(d)           Credit balances over ninety (90) days from invoice date;

(e)            Accounts  owing  from  an Account  Debtor,  including Affiliates,  whose  total  obligations  to  Borrower  exceed twenty-five (25%) of all Accounts, for the amounts that exceed that percentage, unless Bank approves in writing;

(f)             Accounts owing from an Account Debtor which does not have its principal place of business in the United States;

(g)            Accounts owing from an Account Debtor which is a federal, state or local government entity or any department, agency, or instrumentality thereof except for Accounts of the United States if Borrower has assigned its payment rights to Bank and the assignment has been acknowledged under the Federal Assignment of Claims Act of 1940, as amended;

(h)           Accounts owing from an Account Debtor to the extent that Borrower is indebted or obligated in any manner to the Account Debtor (as creditor, lessor, supplier or otherwise - sometimes called “contra” accounts, accounts payable, customer deposits or credit accounts), with the exception of customary credits, adjustments and/or discounts given to an Account Debtor by Borrower in the ordinary course of its business;

(i)            Accounts for demonstration or promotional equipment, or in which goods are consigned, or sold on a “sale guaranteed”, “sale or return”, “sale on approval”, “bill and hold”, or other terms if Account Debtor’s payment may be conditional;

(j)             Accounts for which the Account Debtor is Borrower’s Affiliate, officer, employee, or agent;

(k)            Accounts in which the Account Debtor disputes liability or makes any claim (but only up to the disputed or claimed amount), or if the Account Debtor is subject to an Insolvency Proceeding, or becomes insolvent, or goes out of business;

(l)             Accounts owing from an Account Debtor with respect to which Borrower has received deferred revenue (but only to the extent of such deferred revenue);

(m)           Accounts for which Bank in its good faith business judgment determines collection to be doubtful; and

(n)         other Accounts Bank deems ineligible in the exercise of its good faith business judgment.

“Eligible Inventory” [omitted]

“Equipment” is all “equipment” as defined in the Code with such additions to such term as may hereafter be made, and includes without limitation all machinery, fixtures, goods, vehicles (including motor vehicles and trailers), and any interest in any of the foregoing.

“ERISA” is the Employment Retirement Income Security Act of 1974, and its regulations.

“Event of Default” is defined in Section 8.

“Foreign Currency” means lawful money of a country other than the United States.

“Funding Date” is any date on which a Credit Extension is made to or on account of Borrower which shall be a Business Day.

“FX Business Day” is any day when (a) Bank’s Foreign Exchange Department is conducting its normal business and (b) the Foreign Currency being purchased or sold by Borrower is available to Bank from the entity from which Bank shall buy or sell such Foreign Currency.

“FX Forward Contract” is defined in Section 2.1.3. “FX Reserve” is defined in Section 2.1.3.

“GAAP” is generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other Person as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.

“General Intangibles” is all “general intangibles” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation, all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any patents, trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, any trade secret rights, including any rights to unpatented inventions, payment intangibles, royalties, contract rights, goodwill, franchise agreements, purchase orders, customer lists, route lists, telephone numbers, domain names, claims, income and other tax refunds, security and other deposits, options to purchase or sell real or personal property, rights in all litigation presently or hereafter pending (whether in contract, tort or otherwise), insurance policies (including without limitation key man, property damage, and business interruption insurance), payments of insurance and rights to payment of any kind.

“Guarantor” is any present or future guarantor of the Obligations.

“Indebtedness” is (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations, and (d) Contingent Obligations.

“Insolvency Proceeding” is any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

“Intellectual Property” is as defined in Exhibit A hereto.

“Inventory” is all “inventory” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation all merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products, including without limitation such inventory as is temporarily out of Borrower’s custody or possession or in transit and including any returned goods and any documents of title representing any of the above.

“Investment” is any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan, advance or capital contribution to any Person.

“IP Agreement” [omitted]

“Letter of Credit” means a standby letter of credit issued by Bank or another institution based upon an application, guarantee, indemnity or similar agreement on the part of Bank as set forth in Section 2.1.2.

“Letter of Credit Application” is defined in Section 2.1.2(a).

“Letter of Credit Reserve” has the meaning set forth in Section 2.1.2(d).

“Lien” is a mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

“Loan Documents” are, collectively, this Agreement, the Perfection Certificate, the Subordination Agreement, any note, or notes or guaranties executed by Borrower or any Guarantor, and any other present or future agreement between Borrower or any Guarantor and/or for the benefit of Bank in connection with this Agreement, all as amended, restated, or otherwise modified.

“Material Adverse Change” is (a) a material impairment in the perfection or priority of Bank’s Lien in the Collateral or in the value of such Collateral; (b) a material adverse change in the business, operations, or condition (financial or otherwise) of Borrower; or (c) a material impairment of the prospect of repayment of any portion of the Obligations or (d) Bank determines, based upon information available to it and in its reasonable judgment, that there is a reasonable likelihood that Borrower shall fail to comply with one or more of the financial covenants in Section 6 during the next succeeding financial reporting period.

“Maximum Dollar Amount” is $6,500,000.
“Obligations” are Borrower’s obligation to pay when due any debts, principal, interest, Bank Expenses and other amounts Borrower owes Bank now or later, whether under this Agreement, the Loan Documents, or otherwise, including, without limitation, all obligations relating to letters of credit, cash management services, and foreign exchange contracts, if any, and including interest accruing after Insolvency Proceedings begin and debts, liabilities, or obligations of Borrower assigned to Bank, and the performance of Borrower’s duties under the Loan Documents.

“Operating Documents” are, for any Person, such Person’s formation documents, as certified with the Secretary of State of such Person’s state of formation on a date that is no earlier than 30 days prior to the Effective Date, and, (a) if such Person is a corporation, its bylaws in current form, (b) if such Person is a limited liability company, its limited liability company agreement (or similar agreement), and (c) if such Person is a partnership, its partnership agreement (or similar agreement), each of the foregoing with all current amendments or modifications thereto.

“Payment/Advance Form” is [omitted].

“Perfection Certificate” is defined in Section 5.1.

“Permitted Indebtedness” is:

(a)            Borrower’s Indebtedness to Bank under this Agreement and the other Loan Documents; (b) Indebtedness existing on the Effective Date and shown on the Perfection Certificate;

(c)            Subordinated Debt;

(d)            unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(e)            Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(f)             Indebtedness secured by Permitted Liens;

(g)           extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (a) through (g) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon Borrower or its Subsidiary, as the case may be.

“Permitted Investments” are:

(a)            Investments shown on the Perfection Certificate and existing on the Effective Date;

(b)            Cash Equivalents;

(c)            Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of Borrower;

(d)           Investments consisting of deposit accounts in which Bank has a perfected security interest; (e)Investments accepted in connection with Transfers permitted by Section 7.1;

(f)            [omitted];

(g)           Investents consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of Borrower or its Subsidiaries pursuant to employee stock purchase plans or agreements approved by Borrower’s Board of Directors;

(h)           Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business; and

(i)            Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business; provided that this paragraph shall not apply to Investments of Borrower in any Subsidiary.

“Permitted Liens” are:

(a)            Liens existing on the Effective Date and shown on the Perfection Certificate or arising under this Agreement and the other Loan Documents;

(b)            Liens for taxes, fees, assessments or other government charges or levies, either not delinquent or being contested in good faith and for which Borrower maintains adequate reserves on its Books, if they have no priority over any of Bank’s Liens;

(c)            purchase money Liens (i) on Equipment acquired or held by Borrower incurred for financing the acquisition of the Equipment securing no more than $100,000 in the aggregate amount outstanding, or (ii) existing on Equipment when acquired, if the Lien is confined to the property and improvements and the proceeds of the Equipment;

(d)           statutory Liens securing claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other Persons imposed without action of such parties, provided, they have no priority over any of Bank's Lien and the aggregate amount of such Liens does not at any time exceed $100,000;

(e)           Liens to secure payment of workers’ compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business, provided, they have no priority over any of Bank’s Liens and the aggregate amount of the Indebtedness secured by such Liens does not at any time exceed $100,000;

(f)            Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (a) through (c), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness may not increase;

(g)           leases or subleases of real property granted in the ordinary course of business, and leases, subleases, non-exclusive licenses or sublicenses of property (other than real property or intellectual property) granted in the ordinary course of Borrower’s business, if the leases, subleases, licenses and sublicenses do not prohibit granting Bank a security interest;
(h)            non-exclusive license of intellectual property granted to third parties in the ordinary course of business;

(i)           Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under
Section 8.4 or 8.7;

“Person” is any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Prime Rate” is Bank’s most recently announced “prime rate,” even if it is not Bank’s lowest rate; provided, however, in no event shall the Prime Rate in effect on any day be less than 7.75% per annum.

“Registered Organization” is any “registered organization” as defined in the Code with such additions to such term as may hereafter be made

    “Responsible Officer” is any of the Chief Executive Officer, President, Chief Financial Officer and Controller of Borrower.

    “Revolving Line” is an Advance or Advances in an aggregate amount of up to the Maximum Dollar Amount outstanding at any time.

“Revolving Line Maturity Date” is December ___, 2008 [the date that is two years from the Effective Date].

“Securities Account” is any “securities account” as defined in the Code with such additions to such term as may hereafter be made.

“Settlement Date” is defined in Section 2.1.3.

“Subordinated Debt” is indebtedness incurred by Borrower subordinated to all of Borrower’s now or hereafter indebtedness to Bank (pursuant to a subordination, intercreditor, or other similar agreement in form and substance satisfactory to Bank entered into between Bank and the other creditor), on terms acceptable to Bank.

“Subsidiary” means, with respect to any Person, any Person of which more than 50% of the voting stock or other equity interests is owned or controlled, directly or indirectly, by such Person or one or more Affiliates of such Person.

“Tangible Net Worth ” is, on any date, the consolidated total assets of Borrower and its Subsidiaries minus (a) any amounts attributable to (i) goodwill, (ii) intangible items including unamortized debt discount and expense, patents, trade and service marks and names, copyrights and research and development expenses except prepaid expenses, (iii) notes, accounts receivable and other obligations owing to Borrower from its officers or other Affiliates, and (iv) reserves not already deducted from assets, minus (b) Total Liabilities, plus (c) Subordinated Debt.

“Term Loan I Maturity Date” is the earlier of (a) the date that is thirty-six months from the Effective Date or (b) the date the Revolving Line matures or is otherwise terminated.

“Term Loan II Maturity Date” is the earlier of (a) the date that is thirty-six months from the Effective Date or (b) the date the Revolving Line matures or is otherwise terminated.

“Total Liabilities”  is  on  any  day,  obligations  that  should,  under  GAAP,  be  classified  as  liabilities  on  Borrower’s consolidated balance sheet, including all Indebtedness, and current portion of Subordinated Debt permitted by Bank to be paid by Borrower, but excluding all other Subordinated Debt.

 “Transaction Report” is a report in such form as Bank shall specify. “Transfer” is defined in Section 7.1.

“Unused Revolving Line Facility Fee” is defined in Section 2.4(d).

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

BORROWER:

CREATIVE CONCEPTS HOLDING, INC.

By

Name:

Title:

BORROWER:

CREATIVE CONCEPTS SOFTWARE, INC.

By

Name:

Title:

BORROWER:

SENTINEL BUSINESS SYSTEMS, INC.

By

Name:

Title:

BORROWER:

SILICON VALLEY BANK

By

Name:

Title:

Effective Date:

Exhibits
A          “Collateral”
B           [intentionally omitted]
C           [intentionally omitted]
D           [intentionally omitted]
E           Compliance Certificate
F          Transaction Report

-1

[Signature page to Loan and Security Agreement]

EXHIBIT A

The Collateral consists of all of Borrower’s right, title and interest in and to the following personal property:

All goods, Accounts (including health-care receivables), Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles (except as provided below), commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and all Borrower’s Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

Notwithstanding the foregoing, the Collateral does not include any of the following, whether now owned or hereafter acquired (collectively, the “Intellectual Property”): any copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any patents, patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions, and continuations-in-part of the same, trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, and the goodwill of the business of Borrower connected with and symbolized thereby, know-how, operating manuals, trade secret rights, rights to unpatented inventions, and any claims for damage by way of any past, present, or future infringement of any of the foregoing; provided, however, the Collateral shall include all Accounts, license and royalty fees and other revenues, proceeds, or income arising out of or relating to any of the foregoing.

Pursuant to the terms of a certain negative pledge arrangement with Bank, Borrower has agreed not to encumber any of its copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any patents, patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions, and continuations-in-part of the same, trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, and the goodwill of the business of Borrower connected with and symbolized thereby, know-how, operating manuals, trade secret rights, rights to unpatented inventions, and any claims for damage by way of any past, present, or future infringement of any of the foregoing, without Bank’s prior written consent.

1

EXHIBIT E

COMPLIANCE CERTIFICATE

TO:          SILICON VALLEY BANK                                                                                                       Date:
FROM:                CREATIVE CONCEPTS HOLDING, INC./CREATIVE CONCEPTS SOFTWARE, INC./SENTINEL BUSINESSSYSTEMS, INC.

The undersigned authorized officer of Creative Concepts Holding, Inc./Creative Concepts Software, Inc./Sentinel Business Systems, Inc. (“Borrower”) certifies that under the terms and conditions of the Loan and Security Agreement between Borrower and Bank(the“Agreement”), (1) Borrower is in complete compliance for the period ending _____________ with all required covenants except as noted below, (2) there are no Events of Default, (3) all representations and warranties in the Agreement are true and correct in all material respects on this date except as noted below; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, (4) Borrower, and each of its Subsidiaries, has timely filed all required tax returns and reports, and Borrower has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower except as otherwise permitted pursuant to the terms of Section 5.9 of the Agreement, and (5) no Liens have been levied or claims made against Borrower or any of its Subsidiaries relating to unpaid employee payroll or benefits of which Borrower has not previously provided written notification to Bank. Attached are the required documents supporting the certification. The undersigned certifies that these are prepared in accordance with generally GAAP consistently applied from one period to the next except as explained in an accompanying letter or footnotes. The undersigned acknowledges that no borrowings may be requested at any time or date of determination that Borrower is not in compliance with any of the terms of the Agreement, and that compliance is determined not just at the date this certificate is delivered. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Agreement.

Please indicate compliance status by circling Yes/No under “Complies” column.
Reporting Covenant Required Complies

Monthly financial statements with Monthly within 4days Yes No Compliance Certificate
Annual financial statement (CPA Audited) + CC FYE within 180 days Yes No
Board Projections Within 45 days prior to next FY Yes No
10-Q, 10-K and 8-K, if applicable Within 5 days after filing with SEC Yes No
Transaction Report Weekly and with each Advance, but ifno borrowings Yes No during the month, then monthly within 15 days
A/R & A/P Agings and A/R Reconciliations Monthly within 15 days Yes No
Customer Deposit Schedule and Deferred Revenue Monthly within 15days Yes No Report

The following Intellectual Property was registered after the Effective Date (if no registrations, state “None”)
Financial Covenant Required Actual Complies

Maintain on a Monthly Basis:
Minimum Tangible Net Worth <$8,500,000> $ Yes No

1

The following financial covenant analysis and information set forth in Schedule 1 attached hereto are true and accurate as of the date of this Certificate.

The following are the exceptions with respect to the certification above:  (If no exceptions exist, state “No exceptions to note.”)

Creative Concepts Holding, Inc.	BANK USE ONLY
Creative Concepts Software, Inc.
Sentinel Business Systems, Inc.	Received by:
AUTHORIZED SIGNER
Date:

By:	Verified:
Name:	AUTHORIZED SIGNER
Title:	Date:

Compliance Status: Yes No

2

Schedule 1 to Compliance Certificate

Financial Covenants of Borrower

Dated:    _________________________

Tangible Net Worth (Section 6.9(a))

Required:                      <$8,500,000>

Actual:

A.	Aggregate value of total assets of Borrower and its Subsidiaries	$

B.	Aggregate value of goodwill of Borrower and its Subsidiaries	$

C.	Aggregate value of intangible assets of Borrower and its Subsidiaries	$

D.	Aggregate value of investments of Borrower and its Subsidiaries consisting of minority investments in companies which investments are not publicly-traded	$

E.	Aggregate value of any reserves not already deducted from assets	$

F.	Aggregate value of liabilities of Borrower and its Subsidiaries (including all Indebtedness) and current portion of Subordinated Debt permitted by Bank to be paid by Borrower (but no other Subordinated Debt)	$

G.	Aggregate value of Indebtedness of Borrower subordinated to Borrower’s Indebtedness to Bank	$

H.	Tangible Net Worth (line A minus line B minus line C minus line D minus line E minus line F plus line G)	$

Is line H equal to or greater than <$8,500,000>?

___No, not in compliance	___Yes, in compliance

3

Exhibit F

Transaction Report

[EXCEL spreadsheet to be provided separately]

1

Exhibit 10.6

AMENDMENT
TO
LOAN AND SECURITY AGREEMENT

THIS AMENDMENT to Loan and Security Agreement (this “Amendment”) is entered into this 15th day of February 2011 by and between Silicon Valley Bank (“Bank”) and Decisionpoint Systems, Inc., a Delaware corporation, Decisionpoint Systems Group, Inc., a Delaware corporation, Decisionpoint Systems CA, Inc., a California corporation, Decisionpoint Systems CT, Inc., a Connecticut corporation and CMAC, Inc., a Georgia corporation (jointly and severally, the “Borrower”) whose address is 19655
Descartes, Foothill Ranch, CA 92610.

RECITALS

A.            Bank and Borrower have entered into that certain Loan and Security Agreement dated as of December 15, 2006 (as the same may from time to time be amended, modified, supplemented or restated, the “Loan Agreement”).

B.            Bank has extended credit to Borrower for the purposes permitted in the Loan Agreement.

C.            Borrower has requested that Bank amend the Loan Agreement, as herein set forth, and Bank has agreed to the same, but only to the extent, in accordance with the terms, subject to the conditions and in reliance upon the representations and warranties set forth herein.
AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.             Definitions.  Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the
Loan Agreement.

2.             Amendment to Loan Agreement.

 2.1            Modified Access to Collateral; Books and Records.  Section 6.6 of the Loan Agreement is hereby amended in its entirety to read as follows:

6.6           Access to Collateral; Books and Records. At reasonable times, on one (1) Business Day’s notice (provided no notice is required if an Event of Default has occurred and is continuing), Bank, or its agents, shall have the right to inspect the Collateral and the right to audit and copy Borrower’s Books. The initial audit with respect to CMAC, Inc. will be conducted within sixty (60) days from February 15, 2011 [the date of this Amendment]. The parties contemplate that thereafter such audits, on a consolidated basis, will be performed no more frequently than semi-annually, but nothing herein restricts Bank’s right to conduct such audits more frequently if (i) Bank believes that it is advisable to do so in Bank’s good faith business judgment, or (ii) Bank believes in good faith that a Default or Event of Default has occurred. The foregoing inspections and audits shall be at Borrower’s expense, and the charge therefor shall be $850 per person per day (or such higher amount as shall represent Bank’s then-current standard charge for the same), plus reasonable out-of-pocket expenses.  In the event Borrower and Bank schedule an audit more than ten (10) days in advance, and Borrower cancels or seeks to reschedules the audit with less than ten (10) days written notice to Bank, then (without limiting any of Bank’s rights or remedies), Borrower shall pay Bank a fee of $1,000 plus any out-of-pocket expenses incurred by Bank to compensate Bank for the anticipated costs and expenses of the cancellation or rescheduling.

1

 2.2             Modified Definition of Maximum Dollar Amount.  The definition of “Maximum Dollar Amount” set forth in Section 13.1 of the Loan Agreement is hereby amended to read as follows:

                                  “Maximum Dollar Amount” is $10,000,000.

 2.3           Modified Definition of Revolving Line Maturity Date. The definition of “Revolving Line Maturity
Date” in Section 13.1 of the Loan Agreement is hereby amended to read as follows:

                                  “Revolving Line Maturity Date” is February 15, 2013 [the date that is two years from the date of this
Amendment].

 2.4           Fee. In consideration for Bank entering into this Amendment, Borrower shall pay to Bank a fee in the amount of $100,000, which fee is fully earned as of the date hereof, shall be non-refundable and in addition to all interest and other fees payable to Bank under the Loan Documents, and shall be payable as follows:

 (i)           $25,000 on the date of this Amendment; and

 (ii)         $25,000 on the earlier of:  (A) June 30, 2011 or (B) the date the Obligations become due and payable pursuant to the terms of the Loan Agreement; and

 (iii)         $25,000 on the earlier of:  (A) September 30, 2011 or (B) the date the Obligations become due and payable pursuant to the terms of the Loan Agreement; and

                                (iv)         $25,000 on the earlier of:  (A) December 31, 2011 or (B) the date the Obligations become due and payable pursuant to the terms of the Loan Agreement.

 2.5           Anniversary Fee.  In addition to all interest and any other fees payable by Borrower under the Loan Agreement and this Amendment, Borrower agrees that it shall pay to Bank, on February___, 2012 [the date that is one year from the date of this Amendment] (or upon termination of the Loan Agreement if such termination occurs on or before such date), a fully earned, non-refundable anniversary fee in the amount of $100,000.
3.             Limitation of Amendments.

 3.1          The amendments set forth in Section 2, above, are effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, or (b) otherwise prejudice any right or remedy which Bank may now have or may have in the future under or in connection with any Loan Document.

 3.2          This Amendment shall be construed in connection with and as part of the Loan Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Loan Documents, except as herein amended, are hereby ratified and confirmed and shall remain in full force and effect.

4.             Representations and Warranties.  To induce Bank to enter into this Amendment, Borrower hereby represents and warrants to Bank as follows:

 4.1           Immediately after giving effect to this Amendment (a) the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct as of such date), and (b) no Event of Default has occurred and is continuing;

 4.2           Borrower  has  the  power  and  authority  to  execute  and  deliver  this Amendment  and  to  perform  its obligations under the Loan Agreement, as amended by this Amendment;

 4.3          The organizational documents of Borrower delivered to Bank on the Effective Date remain true, accurate and complete and have not been amended (except to reflect the name change of each Borrower), supplemented or restated and are and continue to be in full force and effect;

2

 4.4          The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, have been duly authorized;

 4.5          The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not and will not contravene (a) any law or regulation binding on or affecting Borrower, (b) any contractual restriction with a Person binding on Borrower, (c) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on Borrower, or (d) the organizational documents of Borrower;

 4.6          The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on either Borrower, except as already has been obtained or made; and

 4.7          This Amendment has been duly executed and delivered by Borrower and is the binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

5.           Counterparts. This Amendment may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

6.           Effectiveness. This Amendment shall be deemed effective upon the due execution and delivery to Bank of this
Amendment by each party hereto.

[Signature page follows]

3

IN WITNESS WHEREOF,     the parties hereto have caused this Amendment to be duly executed and delivered as of the date first written above.

BANK	BORROWER

Silicon Valley Bank	Decisionpoint Systems, Inc.
By:	By:
Name:	Name:
Title:	Title:

BORROWER	BORROWER

Decisionpoint Systems Group, Inc.	Decisionpoint Systems CA, Inc.
By:	By:
Name:	Name:
Title:	Title:

BORROWER	BORROWER

Decisionpoint Systems CT, Inc.	CMAC, Inc
By:	By:
Name:	Name:
Title:	Title:

4

Exhibit 10.7

CREATIVE CONCEPTS HOLDING, INC.

MANAGEMENT INCENTIVE PLAN

(As Amended and Restated Effective As of December 30, 2005)

WHEREAS, the Board of Creative Concepts Software, Inc. (“CCSI”) adopted the Creative Concepts Software, Inc. Management Incentive Plan (the “Plan”) effective as of January 1, 2004;

WHEREAS, on October 1, 2004, the sole shareholder of CCSI, the Creative Concepts Software, Inc. Employee Stock Ownership Trust (the “Shareholder” or the “CCSI ESOP”) transferred all of its CSI shares to Creative Concepts Holding, Inc. (the “Company”) in return for all of the Company’s shares (the “Transfer”);

WHEREAS, as a part of the Transfer, the former CCSI division that operated a repair business became a separate subsidiary of the Company (known as “iTEK Services, Inc.” or “iTEK”), with the CCSI and iTEK thereafter constituting the sole subsidiaries of the Company;

WHEREAS, on December 30, 2005 (the “Restatement Effective Date”) an Agreement and Plan of Reorganization (the “Agreement”) was entered into by and between the Company, CCSI, iTEK, the CCSI ESOP and the iTEK Services, Inc. Employee Stock Ownership Plan (the “iTEK ESOP”);

WHEREAS, pursuant to the Agreement, all of the assets relating to the repair business operated directly by the Company (the “iTEK Business”) were separated from the Company and, except as provided in the Agreement, existing options for shares of CCSI were deemed to become options for shares of both the Company and iTEK;

WHEREAS, in connection with the above-described separation, an option for one share of CCSI was deemed to become an option for each of (A) one share of the Company and (B) one share of iTEK (with such options being for shares of the respective entities on a post-separation basis);

WHEREAS, the Agreement provided that the exercise price applicable to options for CCSI shares would be divided to determine the exercise price for each replacement option (with 35% of the then current per-share exercise price being the per-share exercise price on a post-separation basis for iTEK options and 65% of the current per-share exercise price being the per-share exercise price on a post-separation basis for the Company options);

WHEREAS, the Agreement also provided that options originally granted to William Butler and Greg Henry for shares of CCSI would be adjusted by dividing the original number of their options (100 and 75, respectively) by .65 to give them options for additional CCSI shares (with Messrs. Butler and Henry not receiving options in iTEK as a part of the separation); and

WHEREAS, Section 17 of the Plan provides that the Plan may be amended in whole or in part at any time and from time to time by the board of directors of CCSI and such board of directors now wishes to amend and restate the Plan to reflect above-described separation and option modifications.

NOW, THEREFORE, IT IS RESOLVED THAT, the Plan be and hereby is amended and restated into the Creative
Concepts Holding, Inc. Management Incentive Plan  as set forth hereinbelow.

*  *  *  *

1

1. Purpose. The purpose of the Creative Concepts Holding, Inc. Management Incentive Plan (the “Plan”) is to provide (i) key members of the management team of Creative Concepts Holding, Inc. (the “Company”) and its subsidiaries, if any (“Subsidiaries”), (ii) certain independent consultants and advisors who perform services for the Company or its Subsidiaries (“Financial Advisors”), (iii) members of the Board of Directors of the Company (the “Board”) and/or (iv) non-management investors in the Company (“Investors”), with the opportunity to acquire shares of the common stock of the Company (“Common Stock”) or receive monetary payments based on the value of such shares. The Company believes that the Plan will enhance the incentive for Participants (as defined in Section 3) to contribute to the growth of the Company, thereby benefiting the Company, the Participants and the Company’s shareholders, and will align the economic interests of the Participants with those of the shareholders.

2. Administration.

(a) Committee. The Plan shall be administered and interpreted by a compensation or other committee appointed by the Board (the “Committee”). Prior to the issuance of any class of equity securities of the Company that are required to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Committee shall be the Board. After the Company has a class of equity securities that are required to be registered under Section 12 of the Exchange Act, the Committee may consist of two or more members of the Board who are “outside directors” as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) and  two or more “non-employee directors” as defined under Rule 16b-3 under the Exchange Act.

(b) Authority of Committee.  Subject to the final sentence of this Section 2(b) below, the Committee has the sole authority, subject to the provisions of the Plan, to (i) select the employees and other individuals to receive Awards (as defined in Section 4) under the Plan, (ii) determine the type, size and terms of the Awards to be made to each individual selected except as to the Award(s) made to an Investor in his/her Investor capacity, (iii) determine the time when the Awards will be granted and the duration of any applicable exercise and vesting period, including the criteria for exercisability and vesting and the acceleration of exercisability and vesting, and (iv) deal with any other matter arising under the Plan. The Committee is authorized to interpret the Plan and the Awards granted under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determination that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. All powers of the Committee shall be executed in its sole discretion and need not be uniform as to similarly situated individuals. Any act of the Committee with respect to the Plan may only be undertaken and executed with the affirmative consent of at least a majority of the members of the
Committee.  Notwithstanding anything stated in this Section 2(b) above, the criteria for exercisability and vesting (as well as the acceleration of exercisability and vesting) for any Award made hereunder shall be subject to the approval of the trustee (the “Trustee”) of the Company’s employee stock ownership plan (its “ESOP”) and any modification to any said applicable exercise and vesting period shall be made only with the prior written approval of the Trustee.

(c) Responsibility of Committee.  No member of the Board, no member of the Committee and no employee of the Company shall be liable for any act or failure to act hereunder, except in circumstances involving his or her bad faith, gross negligence or willful misconduct, or for any act or failure to act hereunder by any other member of the Committee or employee of the
Company. The Company shall indemnify members of the Committee and any employee of the Company against any and all liabilities or expenses to which they may be subjected by reason of any act or failure to act with respect to their duties under the Plan, except in circumstances involving their bad faith, gross negligence or willful misconduct.

(d) Delegation of Authority. The Committee may delegate to the Chief Executive Officer of the Company the authority to (i) make grants under the Plan to employees of the Company and its Subsidiaries who are not officers or directors of the Company, and (ii) execute and deliver documents or take any other ministerial actions on behalf of the Committee with respect to Awards. The grant of authority under this Subsection 2(d) shall be subject to such conditions and limitations as may be determined by the Committee. If the Chief Executive Officer makes grants pursuant to the delegated authority under this Subsection 2(d), references in the Plan to the “Committee” as they relate to making such grants shall be deemed to refer to the Chief Executive Officer.

3. Participants. All employees, officers and directors of the Company and its Subsidiaries (including members of the Board who are not employees), as well as Investors, independent consultants to the Company or its Subsidiaries, are eligible to participate in the Plan.  Consistent with the purposes of the Plan, the Committee shall have exclusive power to select the employees, officers, directors and independent consultants who may participate in the Plan (“Participants”).  Eligible individuals may be selected individually or by groups or categories, as determined by the Committee in its discretion, and designation as a person to receive Awards in any year shall not require the Committee to designate such a person as eligible to receive Awards in any other year.

4. Types of Awards. Awards under the Plan may be granted in any one or a combination of (a) Incentive Stock Options, and/or (b) Nonqualified Stock Options (each as defined in Section 6 below and as described below, and collectively, “Awards”).  Each Award shall be evidenced by a written Award document for the Participant (an “Award Document”), which need not be identical between Participants or among Awards, in such form as the Committee may from time to time approve; provided, however, that in the event of any conflict between the provisions of the Plan and any Award Document, the provisions of the Plan shall prevail.

                                5.  Common Stock Available under the Plan. The aggregate number of shares of Common Stock that may be subject to Awards (or with respect to which Awards may be granted) shall be 5,385 shares (the "Share Limit") of Common Stock, which may be authorized and unissued or treasury shares, subject to any adjustments made in accordance with Section 7 hereof. All of the available shares may, but need not, be issued pursuant to the exercise oflncentive Stock Options (as defined in Section 6, below). Within the Share Limit, the maximum aggregate number of shares of Common Stock with respect to which Awards may be granted to all Investors shall be 1,000 shares, with 100 shares being the aggregate maximum for all Financial Advisors. Any share of Common Stock subject to an Award that for any reason is cancelled or terminated without having been exercised or vested shall again be available for Awards under the Plan, and any shares of Common Stock exchanged by a Participant as full or partial payment of the Exercise Price under any Award exercised under the Plan and any shares retained by the Company to comply with applicable income tax withholding requirements shall again be available for Awards under the Plan; provided, however, that any such availability shall apply only for purposes of determining the aggregate number of shares of Common Stock subject to Awards and shall not apply for purposes of determining the maximum number of shares subject to Awards that any individual Participant may receive.

2

6. Stock Options.  Stock Options will enable a Participant to purchase shares of Common Stock upon set terms and at a fixed purchase price.  Stock Options may be treated as (i) “incentive stock options” within the meaning of Section 422(b) of the Code (“Incentive Stock Options”), or (ii) Stock Options which do not constitute Incentive Stock Options (“Nonqualified Stock Options”).  Each Stock Option shall be subject to the terms, conditions and restrictions (including restrictions on acquired shares) as the Committee may impose, subject to the following limitations:

(a) Exercise Price. The exercise price per share (the “Exercise Price”) of Common Stock subject to a Stock Option shall be determined by the Committee and may be no less than 100% of the “Fair Market Value” (as defined in Section 11 below) of a share of Common Stock on the date the Stock Option is granted; provided, however, that the Exercise Price may be no less than 110% of the Fair Market Value of a share of Common Stock on the date the Stock Option is granted for any Incentive Stock Option granted to a person who, at the time of grant, owns stock possessing (after the application of the attribution rules of Section 424(d) of the Code) more than 10% of the total combined voting power of all outstanding classes of stock of the Company, its parent or its Subsidiaries.  Notwithstanding the foregoing, a Stock Option (whether an Incentive Stock Option or a Nonqualified Stock Option) may be granted with an Exercise Price lower than the minimum Exercise Price set forth above if such Stock Option is granted pursuant to an assumption or substitution for another stock option in a manner qualifying under the provisions of Section 424(a) of the
Code.

(b) Payment of Exercise Price. The Exercise Price shall be paid in cash or, in the discretion of the Committee (and so long as the same is permissible under then applicable law), by the delivery of shares of Common Stock that have been owned by the Participant for at least six months, or by a combination of these methods.  In the discretion of the Committee (and so long as the same is permissible under then applicable law), payment may also be made by delivering a properly executed exercise notice to the Company together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds to pay the Exercise Price. To facilitate the foregoing, the Company may enter into Award Documents for coordinated procedures with one or more brokerage firms. The Committee may also prescribe any other method of paying the Exercise Price that it determines to be consistent with applicable law and the purpose of the Plan, including, without limitation, in lieu of the exercise of a Stock Option by delivery of shares of Common Stock of the Company then owned by the Participant, providing the Company with a notarized statement attesting to the number of shares owned for at least six months, where upon verification by the Company, the Company would issue to the Participant only the number of incremental shares to which the Participant is entitled upon exercise of the Stock Option.

(c) Exercise Period. Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee; provided, however, that no Incentive Stock Option shall be exercisable later than ten years after the date it is granted (such period shall be five years for an Incentive Stock Option granted to a person who, at the time of grant, owns stock possessing (after the application of the attribution rules of Section 424(d) of the Code) more than 10% of the total combined voting power of all outstanding classes of stock of the Company, its parent or Subsidiaries).

(d) Further Limitations on Incentive Stock Options.  Incentive Stock Options may be granted only to Participants who, at the time of the grant, are employees of the Company or a parent or Subsidiary of the Company, and only at an Exercise Price that is not less than the Fair Market Value of a share of Common Stock on the date of the grant. The aggregate Fair Market Value of the Common Stock (determined as of the date of the grant) with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all option plans of the Company) shall not exceed $100,000.  For purposes of the preceding sentence, Incentive Stock Options will be taken into account in the order in which they are granted.  Incentive Stock Options may not be granted to a Participant who, at the time of grant, owned stock possessing (after the application of the attribution rules of Section 424(d) of the Code) more than 10% of the total combined voting power of all outstanding classes of stock of the Company or any Subsidiary of the Company, unless the Exercise Price is fixed at not less than 110% of the Fair Market Value of the Common Stock on the date of grant and the exercise of such Incentive Stock Option is prohibited by its terms after the expiration of five years from its date of grant.

(e) Termination of Employment, Disability or Death.  Except for a Stock Option granted to an Investor in his/her Investor capacity and as provided below or in an Award Document, a Stock Option may only be exercised while the Participant is employed by, or providing service to, the Company or one of its Subsidiaries (if any), as an employee, a member of the Board, or a consultant. A Participant shall be treated as being employed by the Company while on a bona-fide leave of absence that has been approved by the Company.

(1) In the event that a Participant ceases to be employed by, or provide service to, the Company for any reason other than as described in paragraphs (2) through (4) below, any Stock Option which is otherwise exercisable by the Participant shall terminate unless exercised within 30 days (or such longer period of time as determined by the Committee, in its discretion, and/or provided in the Award Document) after the date on which the Participant ceases to be employed by, or provide service to, the Company, but in any event no later than the date of expiration of the Stock Option.  Except as otherwise provided by the Committee and/or in an Award Document, if a Stock Option is not otherwise exercisable as of the date on which the Participant ceases to be employed by, or provide service to, the Company it shall terminate as of such date.

(2) In the event the Participant ceases to be employed by, or provide service to, the Company on account of a termination for Cause by the Company, any Stock Option held by the Participant shall terminate as of the date the Participant ceases to be employed by the Company.  In addition, notwithstanding any other provisions of this Section 6, if the Committee determines that the Participant has engaged in conduct that constitutes Cause at any time while the Participant is employed by, or providing service to, the Company, or after the Participant’s termination of employment or service, any Stock Option held by the Participant shall immediately terminate.  In the event the Committee determines that the Participant has engaged in conduct during or after employment or service that constitutes Cause, in addition to the immediate termination of all Stock Options (as provided in the immediately preceding sentence), the Participant’s exercise of a Stock Option shall be null and void if the Company has not yet delivered the applicable share certificates (provided such delivery has not been unreasonably delayed), upon prompt refund by the Company of the Exercise Price paid by the Participant for such shares (subject to any right of setoff by the Company).

(3) In the event the Participant ceases to be employed by, or provide service to, the Company because the Participant is Disabled, any Stock Option which is otherwise exercisable by the Participant shall terminate unless exercised within 3 months (or such longer period of time as determined by the Committee, in its discretion) after the date on which the Participant ceases to be employed by, or provide service to, the Company, but in any event no later than the date of expiration of the Stock Option.

(4) If the Participant dies while employed by, or providing service to, the Company, any Stock Option which is otherwise exercisable by the Participant  shall terminate unless exercised within 6 months (or such longer period of time as determined by the Board, in its discretion) after the date on which the Participant ceases to be employed by, or provide service to, the Company, but in any event no later than the date of expiration of the Stock Option.

(5) Paragraphs (1)-(4) above shall not apply to any Stock Option granted to an Investor solely in his/her capacity as an Investor  Paragraph (2) above shall not apply to any Stock Option granted to any non-employee Board member.

(6) For purposes of this Section 6(e):

(A) The term “Company” shall mean the Company and its Subsidiaries.

(B) The terms “Disability” or “Disabled” shall be defined as they are defined in the Company’s disability plan (as said plan presently exists and/or as it may be modified or amended from time to time). A copy of the booklet-certificate that describes the Company’s current disability plan and includes definitions of foregoing terms is attached hereto as Exhibit 6(e)(5) and made a part hereof.

(C) The term “Cause” shall mean, except to the extent specified otherwise by the Committee and/or in a Participant’s Award Document, a finding by the Committee that the Participant (i) has breached any provision of his/her terms of employment or service contract with the Company, including (without limitation) covenants against competition, or (ii) has engaged in (I) either a felony (whether or not with respect to the Company), or (II) disloyalty to the Company, including (without limitation), fraud, embezzlement, theft, or proven dishonesty in the course of his/her employment or service, or (iii) has disclosed trade secrets or confidential information of the Company to persons not entitled to receive such information.

3

7. Adjustments and Substitute Awards.

(a) Adjustments to Awards.  Except as otherwise provided in an Award Document evidencing an Award, in the event of any change as to the outstanding Common Stock of the Company by reason of any stock split, stock dividend, split-up, split-off, spin-off, capital contribution, recapitalization, merger, consolidation, reorganization, combination or exchange of shares, a sale by the Company of all or part of its assets, or in the event of any distribution to stockholders of other than a normal cash dividend, the Committee shall make an equitable adjustment to (i) the maximum number and/or kind of shares reserved for issuance under the Plan, (ii) the number and/or kind of Awards that can be granted to an individual Participant, (iii) the number and/or kind of shares subject to any outstanding Awards, (iv) the Exercise Price for each outstanding Stock Option, and/or (v) any other terms of any outstanding Awards, and such adjustments shall be final, conclusive and binding for all purposes of the Plan.

(b) Substitute Awards. The Committee may grant Awards in substitution of stock-based incentive awards held by employees of another entity who become employees of the Company or its Subsidiaries by reason of a merger or consolidation of the employing entity with the Company or one of its Subsidiaries, or the acquisition by the Company or one of its Subsidiaries of property or equity of the employing entity (“Substitute Awards”).  Except as otherwise provided in an Award Document evidencing an Award, Substitute Awards shall be granted on such terms and conditions as the Committee determines in its discretion, and they shall not count against the Share Limit set forth in Section 5.

8. Change in Control.

(a) Effect.  Upon the occurrence of a Change in Control (as defined below), the Committee may accelerate the vesting and exercisability of outstanding Awards, in whole or in part, as determined by the Committee in its sole discretion.  Except as otherwise provided in an Award Document evidencing an Award, in its sole discretion, the Committee may also determine that, upon the occurrence of a Change in Control, each outstanding Stock Option shall terminate within a specified number of days after notice to the Participant thereunder, and each such Participant shall receive, with respect to each share of Common Stock subject to such Stock Option that is then exercisable, an amount equal to the excess of the Fair Market Value of such shares immediately prior to such Change in Control over the Exercise Price per share of such Stock Option; such amount shall be payable in cash, in one or more kinds of property (including the property, if any, payable in the transaction) or a combination thereof, as the Committee shall determine in its sole discretion.

(b) Defined.  For purposes of this Plan, a Change in Control shall be deemed to have occurred if:

(1) a tender offer (or series of related offers) shall be made and consummated for the ownership of 50% or more of the outstanding voting securities of the Company;

(2) the Company shall be merged or consolidated with another corporation and as a result of such merger or consolidation less than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the former shareholders of the Company, any employee benefit plan of the Company or its Subsidiaries, and their affiliates;

(3) the Company shall sell substantially all of its assets to another corporation that is not wholly owned by the Company; or

(4) a Person (as defined below) shall acquire 50% or more of the outstanding voting securities of theCompany (whether directly, indirectly, beneficially or of record).

For purposes of this Section 8(b), ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(I)(i) (as in effect on the date hereof) under the Exchange Act. Also for purposes of this Subsection 11(b), Person shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (1) the Company or any of its Subsidiaries; (2) the Trustee or any other  trustee or fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries; (3) an underwriter temporarily holding securities pursuant to an offering of such securities; or (4) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportion as their ownership of stock of the Company.  For the avoidance of doubt, the transaction occurring on October 1, 2004 pursuant to which (A) the sole shareholder of Creative Concepts Software, Inc transferred all of its shares of that entity to the Company in return for all of the Company’s shares and (B) the former repair business division of Creative Concepts Software, Inc. became a subsidiary of the Company (known as iTEK Services, Inc.) shall not constitute a Change in Control, nor shall the transaction occurring on December 30, 2005 pursuant to which the iTEK Services, Inc. repair business was spun-off from the Company

9. Transferability of Awards. A Participant’s rights under an Award may not be transferred or encumbered, except by will or the laws of descent and distribution, and each Award is only exercisable by the Participant during the Participant’s lifetime.

10. Market Stand-Off.

(a) In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration (including the Company’s initial public offering), a Participant shall not sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or otherwise agree to engage in any of the foregoing transactions with respect to, any Common Stock without the prior written consent of the Company or its underwriters.  Such restriction (the “Market Stand-Off”) shall be in effect for such period of time from and after the effective date of the final prospectus for the offering as may be requested by the Company or such underwriters, but in no event shall such period exceed three-hundred and sixty (360) days.

(b) A Participant shall be subject to the Market Stand-Off provided and only if the officers and directors of the Company are also subject to similar restrictions.

(c) In order to enforce the Market Stand-Off, the Corporation may impose stop-transfer instructions with respect to
Common Stock until the end of the applicable stand-off period.

11. Fair Market Value.  If the Common Stock is not publicly traded or, if publicly traded, is not subject to reported transactions or “bid” or “asked” quotations as hereinafter described, the Fair Market Value per share shall be the per-share value most recently determined by the financial advisor to the Company’s ESOP unless the Committee determines that such per-share value so determined does not fairly represent the true fair market value, in which case the per share Fair Market Value shall be determined by the Committee. If Common Stock is publicly traded, then the “Fair Market Value” per share shall be determined as follows: (1) if the principal trading market for the Common Stock is a national securities exchange or the NASDAQ National Market, the last reported sale price thereof on the relevant date or, if there were no trades on that date, the latest preceding date upon which a sale was reported, or (2) if the Common Stock is not principally traded on such exchange or market, the mean between the last reported “bid” and “asked” prices of Common Stock on the relevant date, as reported on NASDAQ or, if not so reported, as reported by the National Daily Quotation Bureau, Inc. or as reported in a customary financial reporting service, as applicable and as the Committee determines.

4

12. Withholding. All distributions made with respect to an Award shall be net of any amounts required to be withheld pursuant to applicable federal, state and local tax withholding requirements. The Company may require a Participant to remit to it or to the Subsidiary that employs a Participant an amount sufficient to satisfy such tax withholding requirements prior to the delivery of any certificates for Common Stock.  In lieu thereof, the Company or the employing corporation shall have the right to withhold the amount of such taxes from any other sums due or to become due to the Participant as the Company shall prescribe. The Committee may, in its discretion and subject to such rules as it may adopt, permit a Participant to pay all or a portion of the federal, state and local withholding taxes arising in connection with any Award by electing to have the Company withhold shares of Common Stock having a Fair Market Value that is not in excess of the minimum amount of taxes that must be withheld.

13. Shareholder Rights and Call. A Participant shall not have any of the rights or privileges of a holder of Common Stock for any Common Stock that is subject to an Award, including any rights regarding voting or the payment of dividends (except as expressly provided under the terms of the Award), unless and until a certificate representing such Common Stock has been delivered to the Participant.

The Company shall have certain call rights with respect to Common Stock shares received by a Participant in connection with an Award made hereunder, with the particulars of such rights being memorialized in the documentation for the Award as to which the shares are received.

14. Provision of Information. At least annually, copies of the Company’s balance sheet and income statement for the just completed fiscal year shall be made available to each grantee and purchaser of shares of Common Stock pursuant to a Stock Option. The Company shall not be required to provide such information to key employees whose duties in connection with the Company assure them access to equivalent information.

15. Tenure. A Participant’s right, if any, to continue to serve the Company or its Subsidiaries as a director, officer, employee, consultant or advisor shall not be expanded or otherwise affected by his or her designation as a Participant.

16. No Fractional Shares.  No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash shall be paid in lieu of fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

17. Duration, Amendment and Termination.

(a) No Award may be granted more than ten years after the Effective Date (as described in Section 19). The Plan may be amended or suspended in whole or in part at any time and from time to time by the Board, but no amendment shall be effective unless and until the same is approved by the stockholders of the Company where the amendment would (i) increase the total number of shares which may be issued under the Plan or (ii) increase the maximum number of shares which may be issued to any individual Participant under the Plan.  No amendment or suspension of the Plan shall adversely affect in a material manner any right of any Participant with respect to any Award theretofore granted without such Participant’s written consent.

(b) In the event the Plan and/or any Awards made hereunder (i) cause(s) or could cause the Company to violate the non-allocation requirements of Section 409(p) of the Code with respect to the Company’s employee stock ownership plan and/or (ii) fail(s) to meet the applicable requirements of Section 409A of the Code, then the Plan and the applicable Agreement(s) memorializing the subject Award(s) shall be deemed to be retroactively modified (and shall otherwise be amended by the Board, in its sole discretion), to the limited extent necessary to satisfy, as applicable, the requirements of Sections 409(p) and 409A(a)(2), (3) and (4) of the Code.

18. Governing Law. This Plan, Awards granted hereunder and actions taken in connection with the Plan shall be governed by the laws of the State of California regardless of the law that might otherwise apply under any state’s principles of conflicts of laws.

19. Effective Date. The Plan as originally adopted was effective as of January 1, 2004 (the “Effective Date”), which is date as of which the Plan was adopted by the Board and approved by the stockholders of CCSI. The Plan as amended and restated hereinabove shall be effective as of December 30, 2005 (the “Restatement Effective Date”); provided, however, that certain amendments to the Plan reflected herein and made pursuant to CCSI board of director resolutions dated as of October 1, 2004, shall be effective as of the date(s) set forth in such resolutions.

5

Exhibit 14

DECISIONPOINT SYSTEMS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted by the Board of Directors on [*], 2011)

A.  INTRODUCTION

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise but it sets out basic principles to guide all employees of DecisionPoint Systems, Inc. (the "Company"). All of our officers, directors and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The code should also be provided to and followed by the Company's agents and representatives, including consultants.

Those who violate standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 13 of this Code.

1.
COMPLIANCE WITH LAWS, RULES AND REGULATIONS.  Obey the law, both in letter and in spirit. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough about them to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.
CONFLICTS OF INTEREST. A "conflict of interest" exists when a person's private interests interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and efficiently. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by our Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult with the procedures described in Section 14 of this Code.

3.
INSIDER TRADING.  Employees who have access to confidential information are not permitted to use or share that information  for  stock  trading  purposes  or  for  any  other  purpose  except  the  conduct  of  our  business. All  non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal.

4.
CORPORATE OPPORTUNITIES.  Employees, officer and directors are prohibited from taking for themselves personally, opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information or position for improper personal gain and no employee may compete with the Company, directly or indirectly.

5.
COMPETITION AND FAIR DEALING.  We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each officer, director and employee should respect the rights of and deal fairly with the Company's customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

1

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift, or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent, unless it (a) is not in cash, (b) is consistent with customary business practices, (c) is not excessive in value, (d) cannot be construed as a bribe or payoff and (e) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts that you are not certain are appropriate.

6.
DISCRIMINATION AND HARASSMENT.  The diversity of the Company's employees is a tremendous asset. We are firmly  committed  to  providing  equal  opportunity  in  all  respects  aspects  of  employment  and  will  not  tolerate  illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7.
HEALTH AND SAFETY.  The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of alcohol and/or illegal drugs in the workplace will not be tolerated.

8.	RECORD-KEEPING. The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions.

All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform to both applicable legal requirements and to the Company's systems of accounting and internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable laws or regulations.

Records should always be retained or destroyed according to the Company's record retention policies. In accordance with these policies, in the event of litigation or governmental investigation please consultant your supervisor. All e-mail communications are the property of the Company and employees, officers and directors should not expect that Company or personal e-mail communications are private. All e-mails are the property of the Company. No employee, officer or director shall use Company computers, including access to the internet, for personal or non-Company business.

9.
CONFIDENTIALITY.  Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, employees, officers and directors may be required to execute confidentiality agreements confirming their agreement to be bound not to disclose confidential information. If you are uncertain whether particular information is confidential or non-public, please consult your supervisor.

10.
PROTECTION AND PROPER USE OF COMPANY ASSETS.  All officers, directors and employees should endeavor to protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business.

The obligation of officers, directors and employees to protect the Company's assets includes it proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

11.
PAYMENTS  TO  GOVERNMENT  PERSONNEL.   The  Unites  States  Foreign  Corrupt  Practices Act  prohibits  giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U. S. government has a number of laws and regulations regarding business gratuities that may be accepted by U. S. government personnel. The promise, offer or delivery to an official or employee of the U. S. government of a gist, favor or other gratuity in violation of these rules would not only violate Company policy, but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

12.
WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS. Any waiver of the provisions of this Code may be made only by the Board of Directors and will be promptly disclosed as required by law or stock exchange rule or regulation.

13.
REPORTING ANY ILLEGAL OR  UNETHICAL BEHAVIOR.  Employees  are  encouraged  to  talk  with  supervisors, managers or Company officials about observed illegal or unethical behavior, and when in doubt about the best course of action in a particular situation. It is the Company's policy not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct, and the failure to do so could serve as grounds for termination.

Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

2

B.  CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

The Company’s Code of Business Conduct and Ethics is applicable to all employees, officers and directors of the Company. The Chief Executive Officer (CEO) and senior financial officers of the Company, including its chief financial officer and principal accounting officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. However, in addition to the Code of Business Conduct and Ethics, the CEO and senior financial officers of the Company are also subject to the following specific policies:

The CEO and senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports and other filings required to be made by the Company with the Securities and Exchange Commission. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Board of Directors any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise impairs the ability of the Company to make full, fair, accurate, timely and understandable public disclosures.

The CEO and each senior financial officer shall promptly bring to the attention of the Company's Audit Committee and/or the full Board of Directors any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

The CEO and each senior financial officer shall promptly bring to the attention of the Board of Directors and/or the Audit Committee any information he or she may have concerning any violation of the Company's Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

The CEO and each senior financial officer shall promptly bring to the attention of the Board of Directors and/or Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

The Board of Directors shall determine, or designate appropriate persons to determine appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics of these additional procedures by the CEO and the Company's senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or reassignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

3

Exhibit 23

List of Subsidiaries

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

DecisionPoint Systems Group, Inc.	STATE or JURISDICTION of INCORPORATION Delaware Georgia	PERCENT of OWNERSHIP 100% 100%

Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended) and in the aggregate would not constitute a significant subsidiary.

Exhibit 31.1

Certifications

I, Nicholas R. Toms, certify that:

1.	I have reviewed this annual report on Form 10-K of DecisionPoint Systems, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 16, 2011

/s/ Nicholas R. Toms
Nicholas R. Toms
Chairman and Chief Executive Officer

Exhibit 31.2

Certifications

I, Donald W. Rowley, certify that:

1.	I have reviewed this annual report on Form 10-K of DecisionPoint Systems, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 16, 2011

/s/ Donald W. Rowley
Donald W. Rowley
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of DecisionPoint Systems, Inc. (the “Company”) on Form 10-K for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Nicholas R. Toms, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

                 (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

                (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Nicholas R. Toms
Nicholas R. Toms
Chairman and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to DecisionPoint Systems, Inc. and will be retained by DecisionPoint Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of DecisionPoint Systems, Inc. (the “Company”) on Form 10-K for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donald W. Rowley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

                (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

                (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Donald W. Rowley
Donald W. Rowley
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to DecisionPoint Systems, Inc. and will be retained by DecisionPoint Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

____________________________________
Created by Morningstar® Document Research℠
http://documentresearch.morningstar.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
DecisionPoint Systems, Inc.

We have audited the accompanying consolidated balance sheets of DecisionPoint Systems, Inc. (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
New York, New York
March 31, 2010

F-1

DECISIONPOINT SYSTEMS, INC.

Consolidated Balance Sheets

	December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$140,740	$944,941
Accounts receivable, net	8,877,527	8,069,039
Inventory, net	1,247,944	2,643,466
Deferred costs	4,301,727	3,705,483
Deferred tax assets	385,000	73,000
Prepaid expenses	90,531	25,059
Total current assets	15,043,469	15,460,988

Property and equipment, net	52,721	78,161
Other assets, net	377,280	24,875
Goodwill	4,860,663	4,860,663
Total assets	$20,334,133	$20,424,687

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$7,363,059	$7,864,693
Accrued expenses and other current liabilities	3,523,725	4,032,667
Line of credit	2,575,326	3,377,208
Current portion of debt	731,793	1,953,800
Warrant liability	72,710	-
Unearned revenue	7,611,241	8,690,151
Current portion of holding share liability	249,986	36,103
Total current liabilities	22,127,840	25,954,622

Long-term liabilities
Holding share liability, net of current portion	-	235,587
Debt, net of current portion	1,751,898	2,866,024
Total liabilities	23,879,738	29,056,233

Commitments and contingencies

STOCKHOLDERS' DEFICIT
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 10,000 designated Convertible Series A, 975 shares and 0 Series A issued and outstanding, respectively, with a liquidation value of $975,000 and $-0-, respectively	1	-
Common stock, $0.001 par value, 100,000,000 shares authorized, 28,700,000 and 12,243,224 shares issued and outstanding, respectively	28,700	12,243
Additional paid-in capital	6,805,034	2,192,146
Accumulated deficit	(9,237,239)	(9,581,209)
Unearned ESOP shares	(1,142,101)	(1,254,726)
Total stockholders' deficit	(3,545,605)	(8,631,546)

Total liabilities and stockholders' deficit	$20,334,133	$20,424,687

F-2

DECISIONPOINT SYSTEMS, INC.
Consolidated Statements of Operations

	Year ended December 31,
	2009	2008

Net sales	$48,309,168	$53,310,607

Cost of sales	38,565,420	43,213,153

Gross profit	9,743,748	10,097,454

Selling, general and administrative expense	7,969,630	9,150,519

Operating income	1,774,118	946,935

Other income (expense):
Interest expense	(1,078,140)	(1,317,764)
Other income (expense), net	(280,832)	(565,378)
Total other expense	(1,358,972)	(1,883,142)

Net income (loss) before income taxes	415,146	(936,207)

Provision (benefit) for income taxes	71,176	(46,144)

Net income (loss)	$343,970	$(890,063)

Net earnings (loss) per share -
Basic	$0.02	$(0.18)
Diluted	$0.02	$(0.18)

Weighted Average Shares Outstanding -
Basic	14,353,837	5,038,087
Diluted	19,564,203	5,038,087

See accompanying notes to consolidated financial statements

F-3

DECISIONPOINT SYSTEMS, INC.
Consolidated Statements of Stockholders’ Deficit

	Convertible Series A Preferred stock		Common stock		Additional paid-in	Accumu- lated	Unearned ESOP	Total stockholders'
	Shares	Amount	Shares	Amount	capital	deficit	shares	deficit

Balance at January 1, 2008		$-	12,243,224	$12,243	$2,142,448	$(8,691,146)	$(1,361,733)	$(7,898,188)

Employee stock-based compensation					49,698			49,698
Principal payment from ESOP							107,007	107,007
Net loss	-	-	-	-	-	(890,063)	-	(890,063)
Balance at December 31, 2008			12,243,224	12,243	2,192,146	(9,581,209)	(1,254,726)	(8,631,546)

Convertible preferred shares sold in private placement	560	1			312,739			312,740
A-Warrants issued in connection with preferred stock					142,740			142,740
B-Warrants issued in connection with preferred stock					104,520			104,520
Reverse merger transaction:
Elimination of accumulated deficit					(38,000)			(38,000)
Previously issued Canusa Capital Corp. stock			8,000,000	8,000	30,000			38,000
Exchange of bridge notes upon event of Merger	415				415,000			415,000
Conversion of subordinated notes upon event of Merger			7,756,776	7,757	2,786,767			2,794,524
Common shares issued in connection with senior subordinated notes	-	-	500,000	500	149,500	-	-	150,000
Beneficial conversion feature of convertible note					96,361			96,361
Warrants issued with senior subordinated notes	-	-	-	-	369,000	-	-	369,000
Non-employee stock-based compensation					13,500			13,500
Common shares issued in exchange for services			200,000	200	179,800			180,000
Employee stock-based compensation					50,961			50,961
Principal payment from ESOP							112,625	112,625
Net income	-	-	-	-	-	343,970	-	343,970
Balance at December 31, 2009	975	$1	28,700,000	$28,700	$6,805,034	$(9,237,239)	$(1,142,101)	$(3,545,605)

F-4

DECISIONPOINT SYSTEMS, INC.

Consolidated Statements of  Cash Flow

	December 31,
	2009	2008
Cash flows from operating activities:
Net income (loss)	$343,970	$(890,063)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	35,493	40,967
Amortization of deferred financing costs and note discount	234,067	125,798
Write off of investment	-	632,500
Employee stock-based compensation	50,961	49,698
Non-employee stock-based compensation	154,500	-
Principal payment from ESOP contribution	112,625	107,007
Gain on change in fair value of warrant liability	(55,929)	-
Deferred tax assets	(312,000)	-
Changes in operating assets and liabilities:
Accounts receivable, net	(808,488)	3,681,162
Inventory, net	1,395,522	(1,542,748)
Deferred costs	(596,244)	125,047
Prepaid expenses	(26,472)	151,445
Other assets	150,912	(136,004)
Accounts payable	(501,634)	(2,451,089)
Accrued expenses and other current liabilities	(508,942)	706,710
Unearned revenue	(1,078,910)	1,373,459
Net cash (used in) provided by operating activities Cash flows from investing activities	(1,410,569)	1,973,889
Capital expenditures	(10,053)	(7,756)
Cash flows from financing activities
Borrowings from line of credit	50,206,153	54,959,000
Repayments on line of credit	(51,008,035)	(55,851,841)
Repayment of debt	(1,400,300)	(600,000)
Proceeds from sale of convertible note, net of issuance cost	225,000	-
Proceeds from sale of senior subordinated notes	2,500,000	-
Issuance of convertible preferred stock	560,000	-
Paid financing costs	(444,693)	-
Holding share liability	(21,704)	(125,875)
Net cash provided by (used in) financing activities	616,421	(1,618,716)
Net (decrease) increase in cash and cash equivalents	(804,201)	347,417
Cash and cash equivalents at beginning of period	944,941	597,524
Cash and cash equivalents at end of period	$140,740	$944,941

Supplemental disclosure of non-cash activities:
Interest paid	$926,194	$1,152,979
Income taxes paid	13,120	2,200
Supplemental disclosure of non-cash financing activities:
Conversion of bridge notes to preferred stock	415,000	-
Conversion of Holding subordinated debt	2,794,524	-
A-Warrants issued in connection with preferred stock	142,740	-
B-Warrants issued in connection with preferred stock	104,520	-
Beneficial conversion feature of convertible note	96,361	-
Warrants issued with convertible note	128,639	-
Warrants issued with senior subordinated notes	369,000	-

F-5

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF BUSINESS AND THE MERGER

Nature of Business - DecisionPoint Systems, Inc. (the “Company”) is a data collection systems integrator that sells and installs field mobility devices, software, and related bar coding equipment, and provides radio frequency identification solutions, more commonly known as “RFID”. The Company also provides professional services and software customization solutions.

Canusa Capital Corp. (“Canusa”) was incorporated on December 27, 2006 under the laws of the State of Delaware. On June 17, 2009, Canusa entered into an Agreement and Plan of Merger (“Merger” or “Merger Agreement”) among Canusa, DecisionPoint Acquisition, Inc., a Delaware corporation which is a wholly-owned subsidiary of Canusa (“Merger Sub”), and DecisionPoint Systems Holding, Inc., a California corporation (“Holding”). Holding merged with and into Merger Sub with Merger Sub surviving the Merger as a wholly-owned subsidiary of Canusa under the name DecisionPoint Systems Group, Inc. (“DecisionPoint”). DecisionPoint has two wholly owned subsidiaries, DecisionPoint Systems CA, Inc. formerly known as Creative Concepts Software, Inc. (“CCS”) which was originally incorporated in 1995 and DecisionPoint Systems CT, Inc. formerly known as Sentinel Business Systems, Inc. (“SBS”) which was originally incorporated in 1982. All costs incurred in connection with the Merger have been expensed. Upon completion of the Merger, the Company adopted DecisionPoint’s business plan.

Description of the Merger – On June 18, 2009, Canusa completed the Merger. Immediately prior to the Merger, Canusa had 2,500,000 common shares outstanding and Holding had 10,000 common shares outstanding. Pursuant to the Merger Agreement, 1,500,000 outstanding shares of Canusa common stock owned by the Company’s Chief Executive Officer were cancelled resulting in 1,000,000 shares outstanding. Contemporaneously with the Merger, $2,794,524 of Holding’s subordinated convertible debt was converted into 6,336 shares of the Holding’s common stock. In accordance with the terms of the Merger, each of the 16,336 shares of Holding’s common stock outstanding immediately prior to the Merger were exchanged for 153.04 shares of the Company’s common stock, giving Holding’s shareholders 2,500,000 shares and former Canusa shareholders 1,000,000 shares of the Company’s common stock. After the Merger, pursuant to an 8 for 1 stock dividend, each of the Company’s 3,500,000 shares of common stock was exchanged for eight shares for of common stock, resulting in 28,000,000 total outstanding shares. This transaction was treated as a stock split for accounting purposes.

Following the Merger, the business conducted by the Company is now the business conducted by Holding prior to the Merger.  In addition, the directors and officers of the Canusa were replaced by the directors and officers of Holding.

All references to share and per share amounts have been restated to retroactively reflect the number of shares of DecisionPoint common stock issued pursuant to the Merger.

Accounting Treatment of the Merger; Financial Statement Presentation

The Merger was accounted for as a reverse acquisition pursuant to the guidance in “SEC’s Division of Corporation Finance Financial Reporting Manual”. These transactions are considered by the Securities and Exchange Commission to be capital transactions in substance, rather than business combinations. Accordingly, the Merger has been accounted for as a recapitalization, and, for accounting purposes, DecisionPoint is considered the acquirer in the reverse acquisition. The accompanying historical consolidated financial statements are those of DecisionPoint. Effective on the closing date the Company adopted DecisionPoint’s year end of December 31.

Canusa’s historical accumulated deficit for periods prior to June 18, 2009, in the amount of $38,000, was eliminated against additional paid in capital, and the accompanying consolidated financial statements present the previously issued shares of Canusa common stock as having been issued pursuant to the Merger on June 18, 2009. The shares of common stock of the Company issued to the Holding stockholders in the Merger are presented as having been outstanding since the original issuance of the shares.

F-6

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States (“GAAP”) recognized by the FASB in the preparation of financial statements. The ASC does not supersede the rules or regulations of the Securities and Exchange Commission (“SEC”), therefore, the rules and interpretive releases of the SEC continue to be additional sources of GAAP for the Company. The Company adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the Company’s financial position, results of operations or cash flows.

Summary of Significant Accounting Policies

Basis of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, DecisionPoint. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company operates in only one business segment.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. The Company evaluates its estimates and assumptions on a regular basis. The Company uses historical experience and various other assumptions that are believed to be reasonable under the circumstances to form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of the consolidated financial statements.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable - Accounts receivable are stated at net realizable value, and as such, current earnings are charged with an allowance for doubtful accounts based on management’s best estimate of the amount of probable incurred credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience and specific account information available. Accounts receivable are reflected in the accompanying consolidated balance sheets net of a valuation allowance of $332,484 and $575,000, as of December 31, 2009 and 2008, respectively.

Inventory - Inventory is stated at the lower of cost or market. Cost is determined under the first-in, first-out (FIFO) method. The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolete and slow-moving goods. The creation of such provisions results in a write down of inventory to net realizable value and a charge to cost of sales. Inventories are reflected in the accompanying consolidated balance sheets net of a valuation allowance of $210,000 and $175,000, as of December 31,
2009 and 2008, respectively.

Deferred costs – Deferred costs consist primarily of third party extended maintenance services which the Company has paid in advance and then amortizes over the life of the contract period. This is generally for a term of one to five years.

Property and Equipment - Property and equipment are recorded at cost. Repairs and maintenance that do not improve or extend the lives of the respective assets are expensed in the period incurred.

Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets.

Computer equipment                                               3 to 5 years
Office furniture and fixtures                                   5 to 7 years

Leasehold improvements are amortized over the shorter of the lease term or the life of the improvements.

F-7

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Impairment of Long-Lived Assets - The Company reviews its long-lived assets and certain identifiable intangible assets for impairment  whenever  events  or  changes  in  circumstances  indicate  that  the  carrying  amount  of  an  asset  may  not  be recoverable.  Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell. To date, the Company has not recorded any impairment charges.

Goodwill  –  Goodwill  is  the  excess  of  the  purchase  price  paid  over  the  fair  value  of  the  net  assets  of  the  acquired business. Amortization of goodwill is not permitted.  Goodwill is tested at least annually for impairment by comparing the fair value of the reporting unit to its carrying amount including goodwill.  If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized. The amount of impairment loss is determined by comparing the implied fair value of reporting unit goodwill with the carrying amount.  If the carrying amount exceeds the implied fair value then an impairment loss is recognized equal to that excess.  No impairment charges have been recorded as a result of the Company’s annual impairment assessments.

Deferred Financing Costs - Costs incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness, adjusted to reflect any early repayments using the effective interest rate method.  Deferred financing costs net of amortization totaled $353,318 and $-0-, as of December 31, 2009 and 2008, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Revenue Recognition - Revenues are generated through product sales, warranty and maintenance agreements, software customization, and professional services. Product sales are recognized when the following criteria are met (1) there is persuasive evidence that an arrangement exits; (2) delivery has occurred and title has passed to the customer which generally happens at the point of shipment provided that no significant obligations remain; (3) the price is fixed and determinable; and (4) collectability is reasonably assured. The Company generates revenues from the sale of extended warranties on wireless and mobile hardware and systems. Revenue related to extended warranty and service contracts is recorded as unearned revenue and is recognized over the life of the contract as the Company maintains financial risk throughout the term of these contracts and may be liable to refund a customer for amounts paid in certain circumstances.

The Company also generates revenue from software customization and professional services on either a fee-for-service or fixed fee basis.  Revenue from software customization and professional services that is contracted as fee-for-service is recognized in the period in which the services are performed or delivered.  For certain long-term proprietary service contracts with fixed or “not to exceed” fee arrangements, the Company estimates proportional performance using the labor costs incurred as a percentage of total estimated labor costs to complete the project consistent with the percentage-of-completion method of accounting. Accordingly, revenue for these contracts is recognized based on the proportion of the work performed on the contract. If there is no sufficient basis to measure progress toward completion, the revenues are recognized when final customer acceptance is received consistent with the completed contract method of accounting. Adjustments to contract price and estimated labor costs are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.

Concentration of Risk - Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable.  Cash and cash equivalents are deposited with major financial institutions and, at times, such balances with any one financial institution may be in excess of the FDIC insured limits.

For the year ended December 31, 2009, the Company had sales to one customer that represented 16% of total net sales. Accounts receivable from a single customer as of December 31, 2009, accounted for 19% of total accounts receivable. For the year ended December 31, 2008, the Company had sales to two customers, who collectively represented a total of 23% of total revenues. Accounts receivable from two customers at December 31, 2008, accounted for 33% of accounts receivable.
The Company had purchases from three vendors that collectively represent 59% and 58% of total purchases for the years ended December 31, 2009 and 2008, respectively. Accounts payable from three vendors represents 35% and 29% of total accounts payable as of December 31, 2009 and 2008, respectively.

F-8

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Fair Value of Financial Instruments - The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable. The carrying value of these financial instruments approximates their fair values at December 31, 2009 and 2008, due to their short-term maturities.

Warrant Liability - The Company accounts for its warrant issued pursuant to the June 2009 subordinated convertible debt in accordance with the guidance on Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides that the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized as a component of other income or expense.

Stock-Based Compensation - The Company records the fair value of all stock-based compensation awards in its consolidated financial statements. The terms and vesting schedules for stock-based awards vary by type of grant and generally vest based on the passage of time. The fair value of stock options and warrants are calculated using the Black-Scholes option-pricing model and the expense is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

Employee Stock Ownership Plan (ESOP) - The cost of shares issued to the ESOP, but not yet earned is shown as a reduction of equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. As of December 31, 2009, 800,760 shares have been allocated to eligible participants in the DecisionPoint Employee Stock Ownership Plan. As shares of common stock acquired by the ESOP are committed to be released to each employee, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

Earnings (Loss) per Common Share - Basic earnings (loss) per share are computed by dividing the earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding.  Diluted earnings (loss) per share is computed similarly to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

F-9

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The components of basic and diluted earnings (loss) per common share for the years ended December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008
Basic earnings (loss) per common share
Net income (loss)	$343,970	$(890,063)

Weighted average common shares outstanding	14,353,837	5,038,087

Basic earnings (loss) per common share	$0.02	$(0.18)

Diluted earnings (loss) per common share
Net income (loss)	$343,970	$(890,063)
Effect of assumed conversion of debenture	8,055	-
Net income applicable to diluted EPS	$352,025	$(890,063)

Weighted-average common shares outstanding	14,353,837	5,038,087

Dilutive potential common shares:
Assumed conversion of stock options	3,532,576	-
Assumed conversion of preferred stock	1,041,781	-
Assumed conversion of debenture	267,123	-
Assumed conversion of warrants	368,886	-

Diluted weighted-average common shares outstanding	19,564,203	5,038,087

Diluted earnings (loss) per common share	$0.02	$(0.18)

The weighted average basic and diluted shares for the years ended December 31, 2009 and 2008 exclude the ESOP shares that have not been committed to be released of 6,404,377 and 7,205,137, respectively. In addition, for the year ending December 31, 2009, 1,105,000 warrants to purchase common stock have been excluded from the computation of dilutive earnings per share as their exercise price is greater than the average market price per common share and their effect is potentially anti-dilutive.

Income Taxes - The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and the tax basis of existing assets and liabilities, and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company determined that there were no material liabilities for tax benefits for past years and the current period. The Company has determined that any future interest accrued, related to unrecognized tax benefits, will be included in interest expense. In the event the Company must accrue for penalties, they will be included as an operating expense.

Prior to the Merger discussed above, the Company filed its Federal and State income tax returns as a sub-chapter “S” corporation. Therefore, any income tax liability from its operations was payable directly by its shareholders. The Company's sub-chapter “S” corporation status was terminated on June 18, 2009, upon the close of the Merger.

Reclassification - Certain amounts in the prior period consolidated financial statements and related notes have been reclassified to conform to the current period presentation.

F-10

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

New Accounting Standards

Effective June 30, 2009, the Company adopted a new accounting standard issued by the FASB related to the disclosure requirements of the fair value of financial instruments. This standard expands the disclosure requirements of fair value (including the methods and significant assumptions used to estimate fair value) of certain financial instruments to interim period financial statements that were previously only required to be disclosed in financial statements for annual periods.  In accordance with this standard, the disclosure requirements have been applied on a prospective basis and did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value on a recurring basis. This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued an amendment to the accounting standards related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminates the use of the residual method for allocating arrangement consideration and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard, for which the Company is currently assessing the impact, will become effective for the Company on January 1, 2011.
In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition accounting standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. This standard, for which the Company is currently assessing the impact, will become effective for the Company on January 1, 2011.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

F-11

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 3 – FAIR VALUE MEASUREMENT

The Company defines fair value as the amount at which an asset or liability could be bought or incurred or sold or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2009.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

●   Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

●   Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

●   Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company has determined the fair value of certain liabilities as of December 31, 2009, as follows:

Warrants to acquire common stock	$ 72,710

The following table presents the Company’s fair value hierarchy for the above liabilities measured at fair value on a recurring basis as of December 31, 2009:

Level 1                    Level 2                     Level 3

Warrants to acquire common stock	$ -0-	$ 72,710	$ -0-

The following table provides a summary of changes in fair value of the Company’s liabilities, as well as the portion of gains or losses included in income attributable to a realized gain that relates to those liabilities held at:

Description	December 31, 2009

Beginning balance - January 1, 2009
Issuances	$128,639
Realized gain (1)	(55,929)

Ending balance - December 31, 2009	$72,710

(1) The realized gain is included in other expense in the consolidated statement of operations.

The fair value of warrants issued by the Company in connection with private placements of securities has been estimated by management in the absence of a readily ascertainable market value. At December 31, 2009, the Company has determined, based upon the Black-Scholes option-pricing model, that the fair value of these warrants is $72,710. The assumptions used in the Black-Scholes option-pricing model were strike price of $0.30, share price of $0.29, contractual life of 4.5 years, volatility of 61.09% and a risk free interest rate of 2.71%. Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material.

F-12

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at:

	December 31,
	2009	2008

Computer equipment	$174,968	$171,444
Office furniture and fixtures	66,667	64,069
Leasehold improvements	27,749	23,818
Total property and equipment	269,384	259,331

Less accumulated depreciation and amortization	(216,663)	(181,170)

Property and equipment, net	$52,721	$78,161

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2009 and 2008 totaled $35,493 and $40,967, respectively.

NOTE 5 – LINE OF CREDIT

In December 2006, pursuant to a Loan Agreement (“Loan Agreement”), the Company obtained a $6.5 million line of credit, which provided for borrowings based upon eligible accounts receivable, as defined in the Loan Agreement.  Under the terms of the Loan Agreement, interest accrued at prime plus 2.5% with an interest rate reduction of 0.75% based on future profitability. The Loan Agreement is secured by substantially all the assets of the Company and originally matured in December 2008, at which time it was amended to extend the maturity date to March 15, 2009, in exchange for an extension fee of $12,185.

In March 2009, pursuant to an Amendment to the Loan and Security Agreement (“Amendment”) the line of credit was renewed for an additional two year period and the amount available for borrowing was increased to $8.5 million.  Pursuant to the Amendment, the rate at which interest accrues was adjusted to prime plus 4%, with a potential interest rate reduction of 0.50% based on future profitability. The Amendment also modified the definition of “prime rate” to a rate not less than 4% on any day. The Amendment also calls for an annual renewal fee of $85,000. The amount outstanding under the line of credit at December 31, 2009 and 2008, was
$2,575,326 and $3,377,208, with interest accruing at 8% and 10.25%, respectively. The line of credit has a tangible net worth financial covenant and other non-financial covenants with which the Company has been in compliance. Availability under the line of credit was approximately $4,296,000 and $1,608,000, as of December 31, 2009 and 2008, respectively.

The line of credit allows the Company to cause the issuance of letters of credit on account of the Company to a maximum of the borrowing base as defined in the Loan Agreement.  No letters of credit were outstanding as of December 31, 2009 or 2008.

For the years ended December 31, 2009 and 2008, the Company’s interest expense related to the line of credit, including fees paid to secure lines of credit, totaled $354,534 and $455,221, respectively.

F-13

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 6 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2009	2008

Salaries and benefits	$1,364,067	$1,739,910
Interest payable	535,412	457,008
Professional fees	169,410	981,860
Income taxes payable	385,000	-
Vendor purchases	410,820	624,874
Other fees and expenses	659,016	229,015

Total accrued expenses and other current liabilities	$3,523,725	$4,032,667

As of December 31, 2009 and 2008, certain executives of the Company had elected to defer a portion of their compensation. This deferral amounted to $305,438 and $278,885 as of December 31, 2009 and 2008, respectively.  Interest on the deferred compensation accrues monthly at an annual rate of 16%.

NOTE 7 – HOLDING SHARES LIABILITY

In March 2006, pursuant to a Stock Purchase Agreement (“Agreement”), the Company acquired the common stock of SBS. As part of the purchase price, certain employees and directors of SBS agreed to the cancellation of previously issued options to acquire shares of SBS stock in exchange for Company Holding Share equivalents (“Holding Shares”). The fair value of the Holding Shares was determined to be $380,000 under the terms of the Agreement. The recipients of these Holding Shares were entitled to receive a cash settlement under one of three settlement options determined by each recipient prior to the closing of the acquisition. The settlement options were: Option A - settlement of 20% per year of the recipients Holding Shares beginning on May 1, 2006, Option B - settlement of 100% of the recipients Holding Shares on May 1, 2010, or Option C - settlement of the recipients’ Holding Shares on the earliest to occur of the date on which the recipient turns 65, terminates employment, or the Company experiences a change in control (as defined in the Agreement).  For those recipients who elected to defer their cash payments under options B or C, the per-share value is to be re-evaluated, and the related liability adjusted, to reflect changes in the fair value of the underlying stock, based on the fair value of the ESOP share price as determined annually on December 31 of each subsequent year until maturity.

Future settlements of these Holding Shares as of December 31, 2009 include the final fixed payment of $47,631 due under option A, $142,967 due under Option B, and $59,388 due under option C. The amounts due under options B and C have  been adjusted for the change to the fair value of the ESOP share price. All amounts have been classified as current.

F-14

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 8 – DEBT

Debt as of December 31, 2009 and 2008, consists of the following:

2009					Amortization
	Balance		Note		of Note	Conversion	Balance
Debt	January 1	Additions	Discount	Payments	Discount	to equity	December 31

Bank term loan	$600,000	$-	$-	$(600,000)	$-	$-	$-
Subordinated debt - CCS	353,800	-	-	(353,800)	-	-	-
Subordinated convertible debt	1,666,024	-	-	(71,500)	-	(1,594,524)	-
Subordinated convertible debt - SBS	1,200,000	-	-	-	-	(1,200,000)	-
Bridge notes	1,000,000	-	-	(375,000)	-	(415,000)	210,000
Subordinated convertible debt - June 2009	-	250,000	-	-	-	-	250,000
Note discount	-	-	(250,000)	-	135,417	-	(114,583)
Subordinated debt, net	-	-	-	-	-	-	135,417
Senior subordinated notes	-	2,500,000					2,500,000
Note discount			(369,000)		7,274		(361,726)
Senior subordinated notes, net							2,138,274
Total debt	$4,819,824	$2,750,000	$(619,000)	$(1,400,300)	$142,691	$(3,209,524)	2,483,691
Less current portion							(731,793)
Debt, net of current portion							$1,751,898

2008					Amortization
	Balance		Note		of Note	Conversion	Balance
Debt	January 1	Additions	Discount	Payments	Discount	to equity	December 31

Bank term loan	$1,200,000	$-	$-	$(600,000)	$-	$-	$600,000
Subordinated debt - CCS	353,800	-	-		-		353,800
Subordinated convertible debt	1,666,024	-	-	-	-		1,666,024
Subordinated convertible debt - SBS	1,200,000	-	-	-	-	-	1,200,000
Bridge notes	1,000,000	-	-	-	-	-	1,000,000

Total debt	$5,419,824	$-	$-	$(600,000)	$-	$-	4,819,824

Less current portion							(1,953,800)

Debt, net of current portion							$2,866,024

The carrying amount of debt approximates fair value based on the short-term maturity and variable interest rates. The Company’s debt is recorded at par value adjusted for any unamortized discounts.  Discounts and costs directly related to the issuance of debt are capitalized  and amortized  over the life of the debt using the effective interest rate method and is recorded  in interest expense  in the accompanying  statements of operations.

F-15

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Bank Term Loan - During December 2006, pursuant to a Loan Agreement, the Company borrowed $1.5 million from a financial institution (“Loan”). The Loan is due as follows; six months of interest only payments and thirty equal monthly payments of principal and interest.  Monthly principal payments are fixed at $50,000 over the term of the loan.  Under the terms of the Loan Agreement, interest accrues at Prime plus 2.5% with a potential interest rate reduction of 0.75% based on future profitability. The Loan is secured by substantially all the assets of the Company. The Loan has a tangible net worth financial covenant and other non-financial covenants with which the Company has been in compliance.  During December 2009, the Loan was paid in full.

Subordinated Debt - CCS - In December 2003, in connection with the acquisition of CCS, the Company issued subordinated debt with a three year term in the amount of $650,000 to the original owner of CCS. The terms of the debt called for interest only payments at Prime plus 4%, not to exceed 12%.  In December 2006, the holder agreed to continue interest only payments and to extend the maturity date of the then current principal balance of $353,800 for successive one year periods.  In January 2009, the terms of the agreement were modified to extend the maturity date to November 30, 2009 and to provide for monthly principal and interest payments of $43,092 through October 2009, and a final payment of $9,066, which was made in November 2009.

Subordinated Convertible Debt – Employees and Investors – During the years ended December 31, 2003, 2004, 2005, and 2006, the Company issued subordinated convertible debt totaling $1,666,024 with ten year terms to employees and investors in connection with the ESOP purchase transaction.  Interest accrues at rates ranging from Prime plus 6% to Prime plus 8% subject to minimum rates ranging from 12% to 14% and maximum rates ranging from 14% to 16%. At the date of the Merger, there was $1,666,024 of convertible debt outstanding.  Concurrent with the completion of the Merger, $1,594,524 of the subordinated convertible debt was converted into 3,603,874 shares of the Company’s common stock.  Two holders elected not to convert their balances totaling $71,500 which was fully repaid in September 2009.

F-16

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Subordinated Convertible Debt - SBS - During March 2006, the Company purchased all of the issued and outstanding stock of SBS. As part of the payment for the purchase of its common stock, the shareholders of SBS agreed to take subordinated convertible debt in the aggregate amount of $1,200,000. Terms of repayment were quarterly interest-only payments at a rate of 4%, with all unpaid interest and principal due in March 2013. As of December 31, 2008, $1,200,000 was outstanding. Concurrently with the completion of the Merger, the entire amount of the debt was converted into 4,152,902 shares of the Company’s common stock.

Bridge Notes - In June 2007, the Company issued subordinated debt (“Bridge Notes”) totaling $1,000,000 to certain members of management and an outside Director. The Bridge Notes had a six month term, accrued interest at 15% per annum and were subject to an initiation fee of 2.5% and an extension fee of 2.5% of the unpaid principal to extend beyond September 2007. All principal and interest was originally due on December 31, 2007. In August 2008 the Bridge Notes were amended to extend the maturity date to December 31, 2008 in exchange for an additional commitment fee of 2.5% per quarter. In January 2009, $100,000 of the principal along with accrued interest was repaid. On January 28, 2009, the remaining Bridge Notes were extended on a rolling basis provided that the holders remained an employee or director of the Company. The extended Bridge Notes bear an extension fee of 2.5% per quarter as long as they remain outstanding. In the event of a subsequent material transaction involving a merger, acquisition, initial public offering, change in control, sale of substantially all of the Company’s assets or a financing transaction (“Transaction”) in excess of $2 million that contemplates the exchange or conversion of the Bridge Notes into some form of equity, the holder has the option to either have the Bridge Note and all unpaid interest, paid in full or converted in accordance with the terms of the Transaction. Concurrent with the completion of the Merger, $415,000 of principal was exchanged for 415 shares of Convertible Series A Preferred Stock. Subsequent to the Merger, additional principal payments totaling $275,000 were made on certain Bridge Notes and the interest rate was reduced from 25% (15% per annum plus 2.5% quarterly) to 16% per annum. Effective January 2010, the interest rate on the notes has increased to 25% per annum.

Pursuant to the terms of the Bridge Notes, the Company issued fully vested warrants to purchase 130,000 shares of common stock. The warrant amount was equal to 10% of the principal amount of the Bridge Notes divided by the offering price in any initial public offering under the Securities Act of 1933, as amended. The warrants have an exercise price of $1.00 and a contractual term of five years. The warrants were valued at $58,919 and have been recorded as a discount to the Bridge Notes and a credit to additional paid-in capital. The note discount has been fully amortized to interest expense as of December 31, 2009.

Subordinated Convertible Debt - June 2009 – Immediately following the completion of the Merger in June 2009, pursuant to a Securities Purchase Agreement, the Company issued a convertible subordinated debenture (the “Note”) with a face value of $250,000, net of an Original Issue Discount of 10% and issuance costs of $32,500 with net proceeds totaling $192,500.  Interest on the Note accrues at 6% per annum and is due monthly.  Principal and any remaining accrued but unpaid interest are due in June 2010.  The Note converts at the option of the holder into shares of the Company’s common stock at $0.50 per share. The market value of the Company’s common stock was $1.00 per share on the date of issuance.

Pursuant to the terms of the Note, the Company issued detachable warrants to purchase 500,000 shares of the Company’s common stock at an exercise price of $0.50 per share. The warrants are fully vested and have a contractual term of five years. The fair value of the warrants was $314,850 using the Black-Scholes option-pricing model on the date of issuance. The terms of the warrants contain a price adjustment provision in the event that the Company issues common shares at a price below the exercise price of the warrants. The proceeds from the issuance of the Note, $225,000, were allocated between the Note and the warrants based on the relative fair values of the components. The portion of the proceeds allocated to the warrants, which had a fair value of $314,850 was limited to $128,639 and is recorded as a current liability and a discount to the Note. The remaining unallocated proceeds of $96,361 were compared to the fair value of the stock that would be received upon conversion, and the Company determined that a beneficial conversion feature in the amount of $405,000 existed, but was limited to the unallocated Note value of $96,361. The Company recorded the remaining proceeds from the Note reduced by the discounts previously recorded, or $96,361, as an additional discount to the Note and additional paid-in capital. The total discount of $250,000 is being amortized to interest expense using the effective interest method over the 12 month term of the Note.
On December 16, 2009, the warrants were re-priced due to the issuance of common shares at $0.30 per share to the Senior Subordinated Note holders.  On December 31, 2009, the Company determined that the fair value of the warrants was $72,710, and recorded a gain on the change in the value of $55,929. This is recorded as other income in the accompanying consolidated statement of operations for the year ended December 31, 2009.

Senior Subordinated Notes - On December 16, 2009, the Company entered into a Securities Purchase Agreement (‘Financing Agreement”) with four purchasers pursuant to which it issued $2,500,000 of non-convertible senior secured promissory notes (the “Notes”). The Notes bear interest at a rate of 15% per annum and mature on May 31, 2011. The Company has the ability to extend the maturity date to November 30, 2011.  Partial monthly amortization payments are due as follows; a) $50,000 from March 31, 2010 to May 31, 2010, b) $75,000 from June 30, 2010 to August 31, 2010, c)$100,000 from September 30, 2010 to November 30, 2010, and $125,000 from December 31, 2010 to April 30, 2011. The balance and all accrued but unpaid interest is due on May 31, 2011.

For all repayments of principal before November 30, 2010, the Company shall pay 107% of the principal payments to the purchasers. For all repayments of principal after November 30, 2010, the Company shall pay 114% of the principal to the purchasers. The principal premium would be recorded as interest expense. Interest payments of 15% per annum are due monthly in arrears beginning on December 31, 2009. On November 30, 2010 and May 31, 2011, (if the note is extended) the Company shall pay a fee equal to 1.5% of the aggregate outstanding principal balance. The Notes are secured by all of the assets of the Company subject and subordinated only to liens securing the Company’s obligations under the line of credit and bank term loan.

Pursuant to the terms of the Financing Agreement, the Company issued 500,000 shares of common stock. The common stock was valued at $0.30 per share, the closing price of the stock on the date of the agreement, and is recorded as deferred financing costs in the accompanying consolidated balance sheets.  Other expenses related to the issuance of the Notes of $177,193 and closing fees of $75,000 were also included in deferred financing costs which are being amortized to interest expense over the term of the Notes using the straight-line method which approximates the effective interest method.

As part of the Financing Agreement, the Company also issued warrants to purchase 2,000,000 shares of common stock, of which 1,000,000 have an exercise price of $0.50 per share, and 1,000,000 have an exercise price of $0.60 per share. The warrants are fully vested and have a contractual term of five years. The warrants were valued at $369,000 and have been recorded as a discount to the Notes and a credit to additional paid-in capital.

For years ended December 31, 2009 and 2008, the Company’s interest expense related to the above debt, including all extension and commitment fees, totaled $499,983 and $511,268, respectively.

F-17

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 9 – STOCKHOLDERS’ EQUITY

The Company’s authorized capital stock consists of 100,000,000 shares of common stock with a par value of $0.001 per share, and 10,000000 shares of preferred stock with a par value of $0.001 per share. After the Merger, there were 28,000,000 shares of the Company’s common stock issued and outstanding and 975 shares of the Company's Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) issued and outstanding.

(a) Common Stock

In August 2009, the Company issued 200,000 common shares in exchange for services provided by an outside third party to the Company. The fair value of the shares was $0.90 per share, or $180,000, the closing price on the date the shares were issued. The service contract was for 6 months therefore, the fair value of the shares was recorded as a prepaid expense on the accompanying consolidated balance sheet and is being amortized over the service period.

Pursuant to the terms of the Financing Agreement entered into in December 2009, the Company issued 500,000 shares of common stock. The fair value of the common stock was $0.30 per share, the closing price of the Company’s common stock on the date of the agreement, and is recorded as deferred financing costs in the accompanying consolidated balance sheets.

(b) Convertible Series A Preferred Stock

On June 8, 2009, the Company designated up to 10,000 shares of the Series A Preferred Stock, par value $0.001, with a stated value of $1,000 per share with such designations, powers, preferences and rights, qualifications, limitations and restrictions as set forth in the Certificate of Designation of Series A Preferred Stock. The rights and preferences are summarized as follows:

Dividends - The holders of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, dividends at an annual rate of 8% of the stated value.  Dividends shall be cumulative and shall accrue on each share of the outstanding Series A Preferred Stock from the date of its issue.

Voting Rights - The Series A Preferred Stock shall have no voting rights except on matters affecting their rights or preferences.

Liquidation - Upon any liquidation, dissolution or winding-up of the Company, the holders of the Series A Preferred Stock shall be entitled to receive an amount equal to the stated value per share plus any accrued and unpaid dividends before any payments shall be made to the holders of any common stock.

Conversion - Each share of Series A Preferred Stock shall be convertible, at the option of the holder, at a conversion price of $0.50 per share.

During April 2009, the Company sold 560 shares of Convertible Series A Preferred Stock at a price of $1,000 per share in a private placement.  No underwriting discounts or commissions were paid in connection with the sale.  The securities were offered and sold only to accredited investors within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the “Act”), in a transaction conducted pursuant to section 4(2) of the Act and Regulation D thereunder.   In connection with the sale, the Company issued warrants to purchase 560,000 shares of common stock.

Concurrent with the Merger, $415,000 of Bridge Notes issued in June 2007 were exchanged for 415 shares of Series A Preferred Stock and warrants to purchase 415,000 shares of common stock.

(c) Warrants

In connection with the issuance of the Convertible Series A Preferred Stock described above, the Company issued fully vested warrants to purchase 975,000 shares of common stock.  For each share of Convertible Series A Preferred Stock, the investor received a warrant, exercisable on or before June 18, 2012, to purchase 500 shares of common stock with an exercise price of $1.00 per share (“Class A Warrants”) and a warrant, exercisable on or before June 18, 2012, to purchase 500 shares of common stock with an exercise price of $1.25 per share (“Class B Warrants”).  The fair value of the warrants of $142,740 and $104,520 for the Class A Warrants and Class B warrants, respectively, was determined based upon the Black-Scholes option-pricing model and the following assumptions: stock price $1.00, contractual term 3 years, expected volatility 40.72%, expected dividend yield of 0%, and a risk-free interest rate of
1.76%. The warrants were recorded as additional paid-in capital and are all exercisable and outstanding as of December 31, 2009.

F-18

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

In connection with the Bridge Notes, in June 2007, the Company issued 130,000 fully vested warrants to purchase common stock at an exercise price of $1.00 per share. The warrants are valued at $58,919 based upon the Black-Scholes option-pricing model and the following assumptions: stock price $1.00, contractual term 5 years, expected volatility 44.19%, expected dividend yield of 0%, and a risk-free interest rate of 5.03%. The warrants were recorded as a discount to the Bridge Notes and a credit to additional paid-in capital and are all exercisable and outstanding as of December 31, 2009.

Immediately following the Merger, the Company issued a debenture in the amount of $250,000 including fully vested warrants to purchase up to 500,000 common shares with an exercise price of $0.50 per share. The warrants were valued at $314,850 based upon the Black-Scholes option-pricing model and the following assumptions: stock price $1.00, contractual term 5 years, expected volatility
44.19%, expected dividend yield of 0%, and a risk-free interest rate of 2.71%. The terns of the warrants contain a price adjustment provision in the event that the Company issues common shares at a price below the exercise price of the warrants. The warrants were recorded as a discount to the Note and as a current liability based on the relative fair value allocated between the warrants and the Note (see Note 7) which was $128,639.  On December 31, 2009 the Company determined that the current fair value of the warrants was $72,710, and recorded a gain on the change in the value of $55,929. This is recorded as other income in the accompanying statement of operations. The warrants are all exercisable and outstanding as of December 31, 2009.

In connection with the Senior Subordinated Notes, the Company issued fully vested warrants to purchase 2,000,000 shares of common stock.  Of this amount, 1,000,000 have an exercise price of $0.50 (Warrant A) and 1,000,000 have an exercise price of $0.60 (Warrant B). The warrants were valued at $369,000 based upon the Black-Scholes option-pricing model and the following assumptions: stock price $0.30, contractual term 5 years, expected volatility 92.37%, expected dividend yield of 0%, and a risk-free interest rate of
2.23%. The warrants were recorded as a discount to the Senior Subordinated Notes and a credit to additional paid-in capital. The warrants are all exercisable and outstanding as of December 31, 2009.

The following summarize s information about the Company’s common stock warrants as of December 31, 2009:

			Weighted	Weighted
	Total	Total	Average	Average
	Warrants	Warrants	Exercise	Fair
	Outstanding	Exercisable	Price	Value
Warrants to purchase common stoock	3,605,000	3,605,000	$ 0.71	$ 0.21

NOTE 10 - ESOP PLAN

In December 2003, the Company formed an Employee Stock Ownership Plan (the “ESOP”) and loaned the ESOP $1,950,000 (the “ESOP Note”) that the ESOP Trust (“Trust”) used to acquire 8,162,557 shares of the of the Company’s stock from its former stockholder for $1,300,000 and 4,080,667 shares from the Company for $650,000. The ESOP Note bears interest at a rate of 5.25% with annual principal and interest payments and has a 15-year term. The amount owed to the Company under the Note as of December 31, 2009 and December 31, 2008, was $1,142,101 and $1,254,726, respectively. The ESOP Note is reflected in the accompanying consolidated balance sheet as unearned ESOP shares in stockholders’ deficit.

The ESOP covers all non-union employees. Employees are eligible to participate in the Plan after three months of service. Plan participants start vesting after two years of participation and are fully vested after six years of participation. ESOP contributions are determined annually by the Board of Directors, and are a minimum $130,000 per year, to repay the ESOP Note held by the Company. The Company’s contribution expense for the year ended December 31, 2009 was $178,498 representing $112,625 for the ESOP principal payment and $65,873 for the ESOP interest. The Company’s contribution expense for the year ended December 31, 2008, was $185,248 representing $107,007 for the ESOP principal payment and $78,241 for the ESOP interest. The ESOP Note is secured by the unallocated Company stock held by the Trust.

ESOP shares are allocated to individual employee accounts as the loan obligation of the ESOP to the Company is reduced. These amounts are calculated on an annual basis by an outside, independent financial advisor. The ESOP held 6,404,377 shares of unallocated Company stock and 5,838,847 shares of allocated Company stock as of December 31, 2009. As at December 31, 2008, the ESOP held 7,205,137 shares of unallocated Company stock and 5,038,087 shares of allocated Company stock.

F-19

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Compensation costs relating to shares purchased are based on the fair value of shares committed to be released. The unreleased shares are not considered outstanding in the computation of earnings per common share.  Dividends received on ESOP shares are allocated based on shares held for the benefit of each participant and used to purchase additional shares of stock for each participant. The Company has not received any dividends since the inception of the plan. ESOP compensation expense consisting of both cash contributions and shares committed to be released for 2009 and 2008,was  $178,498 and $185,248, respectively. The estimated fair value  of the shares released was estimated at $0.23 per share for 2009 as the actual cost has not been completed by an outside third party valuation firm. The actual cost basis of the shares released was $0.23 per share for 2008.

ESOP shares as of December 31, 2009 and 2008 were as follows:

	2009	2008

Allocated shares	5,838,847	5,038,087
Shares released for allocation	-	-
Unreleased shares	6,404,377	7,205,137
Total ESOP shares	12,243,224	12,243,224

Fair value of unreleased shares at December 31	$1,473,007	$1,657,182

NOTE 11 - STOCK OPTION PLAN

In January 2004, the Company established the 2004 Incentive and Non-Incentive Stock Option Plan (“2004 Plan”) which was originally adopted by the Board of Directors of DecisionPoint and was assumed by the Company on June 18, 2009, in connection with the Merger. The 2004 Plan authorized 5,385 shares of common stock for issuance of which 5,357 were outstanding. On June 18, 2009, pursuant to the Merger, the 2004 Plan was amended and each share of common stock then subject to the 2004 Plan was substituted with 1224.32 shares of common stock, for an aggregate of 6,592,976 shares authorized and 6,558,097 granted. Under the 2004 Plan, common stock incentives may be granted to officers, employees, directors, consultants, and advisors. Incentives under the Plan may be granted in any one or a combination of the following forms: (a) incentive stock options and non-statutory stock options; (b) stock appreciation rights (c) stock awards; (d) restricted stock and (e) performance shares.

In June 2009, the Company  established the DecisionPoint Systems, Inc. Incentive Stock Plan ("2009 Plan") to retain directors, executives and selected employees and consultants and reward them for making contributions to the success of the Company. These objectives are accomplished by making long-term incentive awards under the 2009 Plan in the form of options, stock awards and restricted stock purchase offers.  The total number of common shares which may be purchased or granted under the 2009 Plan shall not exceed 1,000,000. There were no options granted under the 2009 Plan as of December 31, 2009.

The 2004 and 2009 Plans, (collectively, the “Plans”) are administered by the Board of Directors, or a committee appointed by the Board of Directors, which determines recipients and types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. The total number of shares authorized under the Plans is 7,592,976. The term of stock options granted under the Plans cannot exceed ten years.  Options shall not have an exercise price less than 100% of the fair market value of the Company’s common stock on the grant date, and generally vest over a period of five years. If the individual possesses more than ten percent of the combined voting power of all classes of stock of the Company, the exercise price shall not be less than 110% of the fair market of a share of common stock on the date of grant.

F-20

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

A summary of the status of the Plans as of December 31, 2009, and information with respect to the changes in options outstanding is as follows:

	Options Available for Grant	Options Outstanding	Weighted - Average Exercise Price	Aggregate Intrinsic Value
January 1, 2009	65,487	6,527,489	$0.24
Additional options authorized	1,000,000
Granted	(61,216)	61,216	0.29
Exercised	-	-	-
Forfeited	30,608	(30,608)	0.26
December 31, 2009	1,034,879	6,558,097	$0.22	$ 317,003

Exercisable options at December 31, 2009		5,448,371	$0.23	$ 324,343

The following table summarizes information about stock options outstanding as of December 31, 2009:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)

$0.20 - $0.31	6,558,097	5.06	$0.24	5,448,371	$0.23	4.81

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the required service period, which is generally equal to the vesting period. The fair value of options granted to employees during the year ended December 31, 2009, (no options were granted during the year ended December 31, 2008) was estimated using the Black-Scholes option-pricing model with the following assumptions:

Expected term	5 years
Expected volatility	44.19%
Dividend yield	0%
Risk-free interest rate	1.87%

Due to the limited time that the Company’s common stock has been publicly traded, management estimates expected volatility based on the average expected volatilities of a sampling of five companies with similar attributes to the Company, including: industry, size and financial leverage.

The Company has no historical basis for determining expected forfeitures and, as such, compensation expense for stock-based awards does not include an estimate for forfeitures.

Employee stock-based compensation costs for the years ended December 31, 2009 and 2008 was $50,961 and $49,698, respectively, and is included in selling, general and administrative expense in the accompanying consolidated statements of operations. As of December 31, 2009, total unrecognized estimated employee compensation cost related to stock options granted prior to that date was $288,274, which is expected to be recognized over a weighted-average vesting period of 2.5 years.

The weighted-average fair value on the grant date of options granted to employees during the year ended December 31, 2009 was $0.26. The Company did not grant any stock options during 2008.

F-21

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Leases - The Company leases its office and warehouse facilities under various operating leases.  The Company has an ancillary administration office located in Parsippany, New Jersey where the Company leases 3,600 square feet. The executive offices and West coast sales and operations are located in Foothill Ranch, California where the Company leases 7,500 square feet. In addition, the Company leases 3,000 square feet in Shelton, Connecticut for its East coast sales and operations and 2,000 square feet in South Plainfield, New Jersey for its East coast depot operation. These facilities are expected to accommodate the Company’s needs for the foreseeable future.

The lease for Foothill Ranch, California, expires in July 2010.  The lease for Shelton, Connecticut, expires in April 2014.  The lease for Parsippany, New Jersey, expires June 2011. The South Plainfield, New Jersey, facility lease is a month to month rental.  Rent expense for the years ended December 31, 2009 and 2008, was $321,014 and $302,624, respectively.

The aggregate remaining future minimum payments under these leases expiring after December 31, 2009, are as follows:

Years ending December 31:

2010	$223,947
2011	105,242
2012	60,925
2013	60,054
2014	16,868

$467,036

Contingencies - The Company is involved in certain litigation arising in the normal course of its business. Management, having consulted with its counsel, believes these matters will not, either individually or in the aggregate, have any material adverse impact on the operating results or financial position of the Company.

Currently, the Company is a creditor in a bankruptcy filing from one of its customers which revolves around ‘preference payments’ received 90 days prior to the actual bankruptcy filing date. The total amount of the potential claim is $182,000 which the Company has recorded as a liability as of December 31, 2009. The Company is uncertain of the final resolution of this claim as of the date of this report but based upon counsel’s advice and knowledge of bankruptcy proceedings, it is probable that the Company will not be successful in defending the claim and will, ultimately be required to pay the sum to the court.

F-22

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 13 - INCOME TAXES

The provision for income taxes for the years ended December 31, 2009 and 2008, is as follows (all amounts are approximate):

	December 31,
	2009	2008
Current income tax expense:
Federal	$322,000	$-
State	61,000	16,000
	383,000	16,000
Deferred income tax expense (benefit):
Federal	(265,000)	-
State	(47,000)	(62,000)
	(312,000)	(62,000)

Income tax expense (benefit)	$71,000	$(46,000)

The Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2009	2008

Allowance for doubtful accounts	$133,000	$7,000
Inventory reserve and uniform capitalization	107,000	4,000
Accrued expenses and other liabilities	509,000	34,000
Unearned revenue	887,000	28,000
Net operating loss carryforward	518,000	-
Other assets	4,000	-
Valuation allowance	(1,769,000)	-
Deferred tax assets - current	389,000	73,000

Property and equipment	(4,000)	-
Deferred tax assets	(4,000)	-

Total net deferred tax asset	$385,000	$73,000

F-23

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

A reconciliation of the United States statutory income tax rate to the effective income tax rate for the years ended December 31, 2009 and 2008, is as follows:

	December 31, 2009		December 31, 2008
	Amount	Rate (%)	Amount	Rate (%)

Tax at the Federal statutory rate	$141,000	34.0	$-	-
State taxes	9,000	2.2	46,000	4.9
Permanent differences	89,000	21.4	-	-
Valuation allowance	1,769,000	426.3	-	-
Impact of change from S to
C Corporate tax status	(1,937,000)	(466.8)	-	-

Effective tax rate	$71,000	17.1	$46,000	4.9

The Company’s deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income.  Future tax benefits for net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax business and other planning strategies will enable the Company to utilize the net operating loss carryforwards. The Company’s evaluation of the realizability of deferred tax assets considers both positive and negative evidence. The weight given to potential effects of positive and negative evidence is based on the extent to which it can be objectively verified.  During the six months ended December 31, 2009, the Company recorded a valuation allowance related to the temporary items as it was determined it is more likely than not that the Company will not be able to fully use the assets to reduce future tax liabilities.

Prior to the Merger discussed in Note 1, the Company filed its Federal and State income tax returns as a sub-chapter “S” corporation. Therefore, any income tax liability from its operations was payable directly by its shareholders. As a result of the Merger, the Company’s sub-chapter “S” corporation status was terminated on June 18, 2009. When the Company changes its tax status from a nontaxable sub-chapter “S” corporation to a taxable “C” corporation, deferred tax assets and liabilities shall be recognized for timing differences at the date that a nontaxable enterprise becomes a taxable enterprise. As a result, the Company recorded a net deferred tax asset of $1,937,000 with the offset being recorded as an income tax benefit with a valuation allowance reducing the effective tax asset and tax benefit by $1,769,000 for the period ended December 31, 2009.

The adoption of ASC 740-10 at January 1, 2009, had no impact on the Company’s financial statements. At January 1, 2009 and December 31, 2009, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months. T he Company will recognize any interest and penalties as a component of income tax expense.

As of June 18, 2009, the Company is subject to U.S. federal income tax as well as income taxes in various state jurisdictions. The Company is no longer subject to examination by federal and state taxing authorities for years prior to 2006.

F-24

DECISIONPOINT SYSTEMS, INC.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

NOTE 14 - PROFIT SHARING PLAN

The Company maintains a 401(k) Profit Sharing Plan (“401k Plan”).  Employees who are 21 years of age and have performed 90 days of service are eligible to participate.  Each year, employees can make salary contributions of up to 25% of their salary. The Company matches 100% of employee contributions up to 3% of eligible employee compensation and 50% of employee contributions of 3% to 5% for a total of 4% of employee compensation.  Employer contributions to the 401k Plan were $212,250 and $294,846, for the years ended December 31, 2009 and 2008, respectively.

NOTE 15 - RELATED PARTY

The Company has purchased and sold certain products and services from a separate corporate entity which is wholly owned by an ESOP. This entity is affiliated with the Company through limited overlapping management and Board representation by the Company's CEO and CFO. During the years ended December 31, 2009 and 2008, the Company purchased products and services for $196,603 and $462,982, respectively, from this affiliate. Sales to this affiliate during the years ended December 31, 2009 and 2008 were $590,407 and $1,276,582, respectively. These sales to the affiliate were at no incremental margin over the Company’s actual cost. Amounts due from this affiliate included in accounts receivable in the accompanying consolidated balance sheets as of December 31, 2009 and 2008, are $70,424 and $594,403, respectively. Additionally, the Company sub-leases its facility in Foothill Ranch, CA from this affiliate at a monthly rental expense of $11,763, which expires in July 2010.

The Company has purchased and sold certain products and services from a separate corporate entity which is wholly owned by an ESOP. This entity is affiliated with the Company through limited overlapping management and Board representation by the Company's CEO and CFO. During the years ended December 31, 2009 and 2008, the Company purchased products and services for $196,603 and $462,982, respectively, from this affiliate. Sales to this affiliate during the years ended December 31, 2009 and 2008 were $590,407 and $1,276,582, respectively. These sales to the affiliate were at no incremental margin over the Company’s actual cost. Amounts due from this affiliate included in accounts receivable in the accompanying consolidated balance sheets as of December 31, 2009 and 2008, are $70,424 and $594,403, respectively. Additionally, the Company sub-leases its facility in Foothill Ranch, CA from this affiliate at a monthly rental expense of $11,763, which expires in July 2010.

The Company had accounts payable to its Chief Executive Officer and its Chief Financial Officer, of $407,496 and 986,490 at December 31, 2009 respectively. The outstanding balance accrues interest at 16% per annum for the years ended December 31, 2009 and 2008. Subsequently, in 2010, the interest rate increased to 25% per annum. During the years ended December 31, 2009 and 2008, the Company accrued interest of $325,650 and $224,950, respectively, on the accounts payable to the CEO and $341,424 and $209,176, respectively on the accounts payable to the CFO. The balance of the accounts payable is from purchases of products and services on behalf of the Company, deferred compensation and interest on the accounts payable.

NOTE 16 - SUBSEQUENT EVENT

During March 2010, the Company relocated its New Jersey warehouse facility to Essex, New Jersey. The Company has a short-term six month lease with rental payments of $3,700 for 4,000 square feet.

F-25

SCHEDULE G
SECTION 185 OF THE OBCA

Rights of dissenting shareholders
185.  (1)  Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem
(2)  If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares
(2.1)  The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception
(3)  A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value
(4)  In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent
(5)  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection
(6)  A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem
(7)  The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution
(8)  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem
(9)  A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value
(10)  A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in
(11)  Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem
(12)  A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate
(13)  A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder
(14)  On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay
(15)  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem
(16)  Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem
(17)  Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value
(18)  Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem
(19)  If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem
(20)  A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs
(21)  If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders
(22)  Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined
(23)  All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem
(24)  Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers
(25)  The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order
(26)  The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest
(27)  The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay
(28)  Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem
(29)  Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

 Idem
(30)  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order
(31)  Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear
(32)  The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).